Exhibit 99.3

MANAGEMENT PROPOSAL

EXTRAORDINARY AND ANNUAL SHAREHOLDERS’ MEETINGS

OF

SUZANO S.A.

TO BE HELD CUMULATIVELY

ON MAY 22, 2020

INDEX

I. Information on the matters subject to resolution	3
II. Comments from Officers (Section 10 - CVM Instruction No. 480/09)	11
III. Management (Sections 12.5 to 12.10 - CVM Instruction 480/09)	68
IV. Management compensation (Section 13 - CVM Instruction 480/09)	87
Attachment A - Information on the Merger (Attachment 20-A to ICVM 481)	140
Attachment B - Protocol and Justification for Merger with Appraisal Report and Balance Sheet.	150
Attachment C - Minutes of the Board of Directors’ Meeting	206
Attachment D - Minutes of the Fiscal Council Meeting	214
Attachment E - Information about the appraiser (Attachment 21 of ICVM 481)	219
Attachment F - Proposal for work and compensation of the appraiser	220

The above items are an integral part of this Management Proposal (“Management Proposal” or “Proposal”) and meets the requirements of Law 6404 of December 15, 1976 (“Brazilian Corporation Law”) and CVM Instruction 481/09, as amended (“ICVM 481”).

I. Information on the matters subject to resolution

Dear Shareholders,

The Management of Suzano S.A. (“Company” or “Suzano”) hereby presents to the Shareholders the following proposals to be the subject to resolution in the Extraordinary and Annual Shareholders’ Meetings to be cumulatively held on May 22, 2020, at 9:30 am, at the headquarters of the Company.

The Company reserves the right to change the manner of realization of the Extraordinary and Annual Shareholders’ Meetings and to convert it into an entirely digital meeting in accordance with the regulation adopted on the subject, in which case the Company will inform this decision in due time to its shareholders and the market in general under the terms of the applicable legislation.

The Company emphasizes that the presentation of the information contained in this Proposal does not replace, for any purpose, the attentive and complete reading of all its Attachments.

(1) Verify management’s accounts for the fiscal year ended December 31, 2019 and examine, discuss and vote on the financial statements of the Company, related to the fiscal year ended 12/31/2019, as well as appreciate the report of the management relating to such fiscal year.

The Management Report and the individual and consolidated Financial Statements of Company and their respective Explanatory Notes, all related to the fiscal year ended on December 31, 2019, accompanied by the report of the independent auditor and the opinion of the Fiscal Council are available on the company’s website www.suzano.com.br/ri and the Securities Exchange Commission’s (“CVM”) website www.cvm.gov.br, having received from the Board of Directors, the Fiscal Council and the Statutory Audit Committee (“SAC”) of the Company manifestations in favor of its approval under the terms of the meetings of these bodies held on February 11 (SAC) and 12 (Board of Directors and Fiscal Council) of 2020, demonstrations such that are available in same electronic addresses referred to herein.

As stated in the Financial Statements, a loss was verified in the fiscal year 2019 and, for this reason, as decided by the CVM Board on September 27, 2011 (CVM Process RJ2010/ 14687), Attachment 9-1-II of ICVM 481 is not being presented in this Proposal.

The other information and the management’s comments on the Company’s financial situation in accordance with Section 10 of the Reference Form and with ICVM 481 are set out in this Proposal pursuant to item III below.

(2) Define the number of members that will comprise the Board of Directors and resolve on the election of its members.

Pursuant to Section 12 of the Company’s Bylaws, the Board of Directors is comprised of 5 (five) to 10 (ten) members, elected by the general meeting, which, among them, will appoint the Chairman and up to two Vice-Chairman.

The Company’s management propose that the Board of Directors be composed of nine (9) members, all with term of 2 (two) years and may extend until the investiture of new members as may be elected as provided in the Bylaws of the Company and in Brazilian Corporations’ Law.

Following the governance rules established, the composition of the Board of Directors as well as the candidates herein proposed, were presented and approved by the Eligibility Committee, responsible for evaluating and appointing the independent members of the Board of Directors, being considered independent under the terms of applicable legislation Messrs. Nildemar Secches, Rodrigo Kede de Freitas Lima, Rodrigo Calvo Galindo and Paulo Rogerio Caffarelli and Mrs. Ana Paula Pessoa and Maria Priscila Rodini Vansetti Machado. For the purposes of the provisions of Article 17 of the Novo Mercado Regulation, the Board of Directors ratifies the admissibility of the candidates Messrs. Nildemar Secches, Rodrigo Kede de Freitas Lima, Rodrigo Calvo Galindo and Paulo Rogerio Caffarelli and Ms. Ana Paula Pessoa and Ms. Maria Priscila Rodini Vansetti Machado, carried out by the Eligibility Committee, as independent members.

If there is no request for the adoption of the multiple voting process and the right to vote separately provided for in Section 141, caput and paragraph 4 of the Brazilian Corporation’s Law, respectively, the Company’s management is proposing, subject to approval at the Annual General Meeting, the election of the slate formed by the following candidates:

Candidate	Position
David Feffer	Chairman
Claudio Thomaz Lobo Sonder	Vice Chairman
Daniel Feffer	Vice Chairman
Ana Paula Pessoa	Independent Director
Maria Priscila Rodini Vansetti Machado	Independent Director
Nildemar Secches	Independent Director
Rodrigo Kede de Freitas Lima	Independent Director
Rodrigo Calvo Galindo	Independent Director
Paulo Rogerio Caffarelli	Independent Director

Separate vote

Article 141, paragraphs 4 and 5, of the Corporation Law guarantees the right to elect, in a separate vote, 1 (one) member of the Board of Directors to the holders of at least 10% of the Company’s shares (excluding the Controlling Shareholders).

We clarify that, therefore, pursuant to article 141, paragraph 6 of Corporation’s Law, only shareholders who prove the required ownership of the required shareholding during the period of consecutive 3 (three) months, at least, immediately prior to the EASM may attend in the separate election of a member of the Company’s Board of Directors.

In this sense, the shareholder who wishes to request the adoption or attend in the separate election of a board member of Directors, (i) in case of presential attendance in the EASM, must present to the Company, together with the other documents required for its attendance in the meeting, with proof of uninterrupted ownership of the shares, issued by the competent entity not earlier than May 18, 2020, ie, up to 4 (four) business days before the date of the EASM; or (ii) in case of attendance through the distance voting ballot, regardless of the chosen distance voting ballot shipping option (either directly to the Company or through service provider), it must send to the Company, through the addresses indicated on the distance voting ballot, the proof of uninterrupted ownership of shareholdings issued by the competent authority not before May 18, 2020, given that such certification will be considered only valid if received in addresses now referred until 08:00 am of May 22, 2020.

Multiple Vote

We remind you that, under CVM Instruction No. 165/91, with the changes introduced by CVM Instruction No. 282/98, the minimum percentage of participation in the voting capital of the Company required to request multiple vote is 5% (five percent) .

The request for said multiple vote process for the election of Board of Directors’ members must be sent in writing to the Company up to 48 (forty-eight) hours before the date scheduled for the holding of the AGOE herein called.

In multiple vote procedures, each share will have as many votes as there are positions to be filled, and the shareholder may concentrate them on one candidate or distribute them among several candidates.

For more information on this matter, please see the document contained in item IV of this Proposal, prepared pursuant to Section 12 of the Reference Form and ICVM 481.

(3) Establish the number of members that will comprise the Fiscal Council and resolve on the election of its members.

As provided in Article 24 of the Company’s Bylaws, the Fiscal Council does not operate on a permanent basis and is held only at the shareholders request, in accordance with the applicable law. Once held, the Fiscal Council is comprised of three (3) to five (5) permanent members and an equal number of alternates.

Pursuant to the communication received by the Company, the shareholder BNDES Participações S.A. - BNDESPAR appointed to participate in a separate election of the Fiscal Council, referring to the vacancy for minority shareholders of common shares, Messrs. Eraldo Soares Peçanha and Kurt Janos Toth to act as permanent and alternate members, respectively, pursuant to Article 161, paragraph 4, of the Brazilian Corporation Law.

Due to the appointment made by the minority shareholder, the Company’s Management supports the composition of the Fiscal Council by three (3) permanent and alternate members in equal number, and supports the election of Messrs. Luiz Augusto Marques Paes and Rubens Barletta as permanent members, and as alternates, Messrs. Roberto Figueiredo Mello and Luiz Gonzaga Ramos Schubert, all appointed by the Company’s controlling shareholder.

The term of office of the Fiscal Council members who are elected at the Annual General Meeting shall remain in effect until the annual general meeting that resolves on the financial statements for the fiscal year to be ended on December 31, 2020.

For more information on this matter, see the document contained in the attachment IV of this Proposal, pursuant to Section 12 of the Reference Form and ICVM 481.

(4) Set the Overall annual compensation of the Company’s Management.

It is proposed to the shareholders of the Company at the Annual Shareholders’ Meeting to approve the annual global amount of up to one hundred and fifty million reais (BRL 150,000,000) as compensation for the Management (Board of Directors and Executive Board of Officers) and the Company’s Fiscal Council, if installed, in compliance with the provisions of current legislation and the Company’s Bylaws.

The proposed amount comprises: (a) up to BRL 23,500,000 (twenty-five million and five hundred thousand reais corresponding to the fixed compensation, when applicable of the members of the Board of Directors; (b) up to BRL 125,000,000 (one hundred and twenty-five million reais corresponding to the fixed and variable compensation of the members of the Executive Board of Officers; (c) up to BRL 1,500,000 (one million and five hundred thousand reais) corresponding to the fixed compensation of the members of the Fiscal Council, if installed; and (d) the amounts corresponding to the taxes and charges levied on the compensation and which are liable to the Company, and also benefits of any nature that are included in such amounts.

The variable compensation that the members of the Executive Board of Officers of the Company may receive corresponds to the bonus and long-term incentive, the payment of which is linked to the fulfillment of pre-established goals, based on the Company’s performance (e.g. economic and financial indicators agreed for the year in relation to the short-term variable compensation) and of the employee himself (results and behavioral goals), in line with the practices adopted in the market and better detailed in item V of this Proposal, pursuant to Section 13 of the Reference Form and ICVM 481. Therefore, the payment of the variable compensation is conditioned and proportional to the partial or total fulfillment of the pre-established goals, and may even not be due, in the event that the goals in question are not reached. It is necessary to highlight in relation to the Board of Directors that none of its members are entitled to the eventual receipt of variable compensation.

The compensation practices adopted by the Company to define the amount of the compensation assess the external environment and compare, on annual basis, its salary scale with the reference markets composed by competing companies in the segments in which it operates, Brazilian multinationals, publicly held companies or have a compensation strategy similar to that which the Company practices, including relying on surveys by specialized consulting firms.

The compensation of the Company’s Management seeks to match the alignment of managers with the objectives of the shareholders and with the strategy and sustainability of the Company, while it tries to properly compensate such executives and maintain and recognize high performance professionals by stimulating a meritocratic culture. Therefore, it aims at equating the managers responsibilities, the time dedicated to the functions, competence, professional reputation and the value of their services in the market with the short and long-term results and individual performance expected of these and officers.

It should be noted that the global annual amount proposed above, refers to an estimate of the maximum total amount that may be spent by the Company on compensation of its management (including the compensation and eventual benefits) in the period comprised between the months of January and December of 2020 in line with the period covered by the Reference Form (fiscal year) referred to in ICVM 481.

In being an estimate, although based on criteria and values known at the time of determination (e.g. fixed compensation value), this proposed Annual overall amount is subject to circumstances which are unpredictable or not definitive at the time of approval, particularly due to the following events: (i) the appreciation (or devaluation) of the price of the shares issued by the Company, impacting the portion of the basic compensation paid in shares; and (ii) the eventual dismissal of members of the statutory board with corresponding payment of the funds arising out the dismissals.

In this sense, the company had in the year 2019 overall expenditure with the compensation of the Managements (Board of Directors and Executive Board of Officers) and the Supervisory Board in the amount of BRL 93,228,978.45 versus the total amount of BRL 150,000,000 (one hundred and fifty million reais) approved at the Annual General Meeting of 2019 for such fiscal year, representing therefore BRL 56,771,021.55 less than originally approved. This difference to less was basically due to the devaluation of the price of the shares issued by the Company and the non-achievement of its pre-established financial performance, reducing, therefore, the bonus of the Company’s Executive Board of Officers in the period of 2019.

In other words, circumstances which are unpredictable or not definitive referred to above, may impact more or less the annual amount of compensation approved to a certain fiscal year, despite the Company’s efforts to use consistent metrics and scenarios of market (e.g., exchange performance expected of the Company, listing price of the Company’s shares) when determining the proposal for such compensation.

Considering the issues above, in particular the aforementioned unpredictable or non-definitive circumstances mentioned herein, as well as the change in the compensation strategy adopted for the Board of Directors and reflected for the 12 months in 2020, which, following the best market practices evaluated according to surveys from Board of Directors members with full dedication and also considering the responsibilities attributed for their participation in Advisory Committees, extinguished the payment of variable remuneration for members of the Board of Directors, the Company proposes to maintain the global annual amount of compensation that may come to be attributed to the Company’s Management at the same level as that approved for the fiscal year 2019 - without any increase, resulting, therefore, in a clear commitment of the Company to continuously provide to its shareholders and to the general market scenarios as close as possible to the reality of the Company and the expected performance of it and its managers.

For more information on this matter, see the document contained in the attachment V of this Proposal, pursuant to Section 13 of the Reference Form and ICVM 481.

(5) Approval of the Protocol and Justification of the merger of Suzano Participações of Brazil Ltda. by the company.

Based on the clarification provided in this document and under the Brazilian Corporation Law and the applicable regulations, it is proposed to be approved the Protocol and Justification of the Merger of Suzano Participações do Brasil Ltda. by Suzano S.A. executed on March 20, by the management of the Company and Suzano Participações do Brasil Ltda., a limited liability company, headquartered at Rua Prudente de Moraes, 4006, Sala Suzano Participações, Vila Santana, in the City of Suzano, State of São Paulo, CEP 08.613-900, registered with CNPJ/ME under No. 23.601.42 4/0001-07, with its articles of incorporation duly registered before the Board of Trade of São Paulo under NIRE 3522953767-6 (“S. Participações”), as amended on April 22, 2020 by the same parties, containing the terms and conditions of the merger, by the Company, of S. Participações, a company whose capital is wholly owned by the Company (the “Merger Agreement” and the “Merger”).

The Protocol establishes the bases, reasons and effects of the Merger, including, but not limited to, the negotiations to be accorded to equity changes that eventually occurred between the base date of the appraisal report of S. Participações and the completion of the Merger which, if approved, will take effect from May 31, 2020 (or from the last day of the month when the respective corporate approvals for the Merger occur, provided that such approvals take place within June 2020), and also provides the winding up of S. Participações by reason of the Merger.

The Merger now proposed, if approved, will result in the full shift, for the Company, of the net equity assets of S. Participações determined through an appraisal report prepared at book values. As a result, Suzano will replace accounting investments it holds in the subsidiary S. Participações for the net assets corresponding to that shareholding and the legal personality of S. Participações will be winded up.

Further information on the Merger is provided in Attachment A of this Proposal, pursuant to Article 20-A of ICVM 481, to which such Protocol is also attached, in the form of Exhibit B.

(6) Ratification of the appointment and engagement of the specialized company PricewaterhouseCoopers Independent Auditors (“PwC”), to evaluate the net equity of S. Participations, pursuant to the Law.

Based on the clarification provided in this document and in accordance with the Brazilian Corporation Law and applicable regulations, it is proposed to be ratified the appointment and engagement of the specialized company PwC to evaluate the net equity of S. Participações under Law and at book value.

PwC specializes in providing audit, consultancy and preparation of an equity appraisal report in accordance with the applicable standards and audit procedures.

Further information on the contracting of PwC is provided in Attachment E and Attachment F of this Proposal, pursuant to Article 21 of ICVM 481.

(7) Approval of the appraisal report of the net equity of S. Participations, at book value, prepared by the PwC in compliance with accounting and legal standards, criteria and requirements (“Appraisal Report”).

Based on the information offered in this document and in accordance with the Brazilian Corporation Law and applicable regulations, it is proposed to be approved the Appraisal Report, which is attached to this Proposal as Attachment B the Merger Agreement.

Considering that Suzano is owner of 100% (one hundred percent) of the share capital of S. Participações and in view of the decision of the CVM Board of Directors on February 15, 2018 in SEI Process No. 19957.011351/2017-21, it is hereby expressly stated not be required to report the preparation referred to in Article 264 of the Brazilian Corporation Law.

(8) Approval of the Merger.

After the resolutions of the above detailed, which are steps of the Merger, it is proposed to be approved the Merger of S. Participações by the Company under the terms and conditions of the Merger Agreement, Brazilian Corporation Law and the applicable regulations.

For purposes of validity, it is clarified that the Company holds all the quotas representing the share capital of S. Participações, so that the Merger will not result in an increase in the Company’s share capital, nor will it give rise to any right to withdraw to the Company’s shareholders.

In the event of approval of the Merger at the Extraordinary General Meeting, Suzano’s management proposes that its managers be authorized to perform any and all additional acts that may be necessary to carry out the Merger.

Additional Information and Where to Find It

The documents provided for in the Brazilian Corporation Law and in ICVM 481 were submitted to CVM on the present date, through the Periodic Information System (IPE) and are available to the shareholders at the Company’s headquarters, at the Company’s Investor Relations website

(www.suzano.com.br/ri), as well as on the CVM website (www.cvm.gov.br) and B3 S.A. - Brasil, Bolsa, Balcão website (http://www.b3.com.br).

Marcelo Feriozzi Bacci

Chief Financial and Investor Relations Officer

II. Comments from Officers (Section 10 - CVM Instruction No. 480/09)

10.1. Comments on:

The consolidated annual information, which is presented throughout item 10 of this Reference Form, was prepared in accordance with the rules of the Securities Exchange Comission (CVM) and the Accounting Pronouncements Committee (Comitê de Pronunciamentos Contábeis - CPC) and are in compliance with the International Accounting Standards (IFRS) issued by the International Accounting Standards Board (IASB). The data contained in this document were obtained from the financial information made available to the CVM.

a) General financial and equity conditions.

Executive Board understands that the Company’s financial condition is sufficient to perform its short- and medium-term obligations. The Company has been concentrating its efforts in obtaining credit lines with longer terms and competitive costs.

In the fiscal years ended in 2019, 2018, 2017, the Company posted net profit of -BRL 2,814, 7 million, BRL 318.4 million and BRL 1.807,4 million, respectively. The variations in the Company’s results in 2019 are mainly due to:

(i) the increase of BRL 1.883,3 million in financial expenses, (ii) an increase in general and administrative selling expenses of BRL 1.654.7 million. These effects were partially offset by the increase in the pulp sales volume in the year, due to the consolidation of Fibria.

Adjusted EBITDA in 2019 was BRL 10,723,6 million, in 2018 it was BRL 6.814.3 million and in 2017 it was BRL 4,614.9 million. Cash generation, as measured by EBITDA, in 2019 mainly reflects:

(i) consolidation of Fibria; (ii) the appreciation of the dollar against the Brazilian real, partially offset these effects by the depreciation of pulp list price in dollars.

The Company’s net equity on December 31, 2019 was BRL 18.087,9 million, on December 31,2018 it was BRL12.025,9 million and on December 31, 2017 it was BRL 11.621,6 million. The variation was due to the increase of BRL 2,993.7 in the capital stock, BRL 5,742.6 million in capital reserve, both arising out the issue of common shares in connection with the business combination with Fibria and a decrease of BRL 2,675, 4 million in profit reserve arising out the absorption of losses for the year.

On December 31, 2019, the Company recognized a cash and cash equivalents of BRL 9.399,8 million, on 3018 it was BRL 25.486,0 million and as of December 31, 2017 of BRL 2.708,3 million. As of December 31, 2019, consolidated net debt totaled BRL 54,104.8 million, as of December 31, 2018, BRL 10,251.4 million and, as of December 31,2017, BRL 9,483.5 million.

On December 31, 2019, net debt/adjusted EBITDA ratio in real stood at 5.0x, result. In order to measure the net debt parameter, Financing and Borrowings added to the Debentures and subtracted from Cash and Cash Equivalents and Financial Investments were considered, as detailed below:

(BRL million)	2019
Gross Debt	BRL 58,262
Debentures	-BRL 5.422
Cash and cash equivalents	-BRL 3.249
Financial investments	-BRL 6,330
Net Debt	BRL 54,105

Adjusted EBITDA, in turn, was calculated considering Earnings before interest, taxes, depreciation and amortization, subtracting Adjustments from non-recurring items, as detailed below:

(BRL Million)	2019
EBITDA	BRL 10.720,5
ICMS credit loss Provision	BRL 181,1
Sequoia Project – Adm Expenses	BRL 79.9
Sale of court claims credit	- BRL 86,6
Adjustment of Fair Value of Biological Assets	- BRL 185,4
Others	BRL 14,1
Adjusted EBITDA	BRL 10,723.6

As explained in detail, the ratio of BRL 54.105 (representing net debt)/BRL 10.723.6 (representing Adjusted EBITDA) corresponds to the leverage ratio of 5.0x.

As of December 31, 2018, the net debt/Adjusted EBITDA ratio was 1.5x and, as of December 31, 2017 it was 2,1x.

We analyzed that between 2018 and 2019, there was a significantly increase of the leverage (which corresponds to the net debt/Adjusted EBITDA), which increased from 1.5x, in 2018 to 5.0x, in 2019. This variation was due mainly to the growth of the net debt in the period, from BRL 10.251 million, in 2018, to BRL 54.105 million, in 2019. The net debt of the period showed an increase in the funding for the acquisition of Fibria and the appreciation of the average Dollar vs. the Real.

Regarding the liquidity ratio (represented by the ratio Cash/Short-Term Debt), the indicator corresponded to 1.5 x on December 31, 2019, being BRL 9.579 million of cash and BRL 6 228 million corresponding to short-term debt. The drop in the index and liquidity is justified by long-term funding.

b) Capital structure.

The percentage of capital comprised of own capital (Equity divided by total liabilities) was 18,5% in 2019, 22,3% in 2018 and 40,7% at 2017. The percentage of capital comprised of third-party capital (Demandable Liabilities divided by total liabilities) was 81,5% at 2019, 77,7% to 2018 and 59,3% at 2017.

There is no provision of redemption of shares provided in the Company’s Bylaws.

c) Payment capacity in relation to the financial commitments assumed.

The Company’s funding and cash management policy is based on the concept of “liquidity horizon”, which provides the measure of time during which the cash available, added to the generation of operational cash and the funds from financing contracted and not disbursed, estimated based on unfavorable market conditions, is capable of supporting the payment of all obligations contracted for the period, including all repayments of principal and financing interest.

In view of the foregoing, the Executive Board adopts the commitment of maintaining the Company’s financial and economic balance and, to this end, it relies on the existing funds, the generation of operational cash, the access to capital and financing markets at competitive costs, in addition to numerous alternatives analyzed by the Company whenever necessary. Suzano’s officers believe that the operating cash flow, added to cash and cash equivalents, are sufficient to meet the financial commitments assumed.

In the fiscal years ended on December 31, 2017, 2018 and 2019, the Company fully complied with its commitments.

d) Sources of financing for working capital and investments in noncurrent assets to used.

The Company raises funds, when necessary, through financial agreements, which are used to finance the Company’s working capital requirements and short- and long-term investments, as well as to maintain available cash at a level that the Company believes to be appropriate for the performance of its activities. The financing and borrowings are detailed in item “10.1.f.”.

The working capital financing may be obtained through export financing transactions, which allow matching the flows of receipts of exports and the flows of payment of such financing, with the additional advantage of hedging the export receivables against the risk of exchange rate differences and through forfaiting and letter of credit discounts, when appropriate.

For project financing, the Company preferably contracts borrowings from the National Bank for Social and Economic Development (BNDES) and from other financing institutions, such as Banco do Nordeste do Brasil (BNB), Study and Project Financer (FINEP) and foreign financing with the support from Export Credit Agencies (ECA), that offer competitive conditions, including payment terms for principal and interest compatible with the flows of returns on projects, so as to avoid its implementation from affecting the Company’s payment capacity.

The Company may also use, as financing alternatives, issues of senior notes (bonds), as placement of debt securities in the international market, and debentures and Agribusiness Receivables Certificates (CRA), as placement of debt securities in the domestic market.

e) Sources of financing for working capital and investments in noncurrent assets to be used to cover liquidity deficiencies.

The Company has high liquidity level and a consistent cash generation, which, jointly with capital market access, as observed in items “10.1.a.” and “10.1.b.”, are enough to equate satisfactorily its short- and medium-term obligations. If there are any mismatches in cash with amounts falling due in the short term, the Company may contract new credit lines for working capital and for investments, these credit lines being treated on a case-by-case basis. The sources of financing used by the Company for working capital and short- and long-term investments are indicated in items “10.1.d” and “10.1. f”.

f) Indebtedness levels and debt characteristics, indicating (i) relevant borrowing and financing agreements; (ii)other long-term relationships with financial institutions; (iii) level of subordination among debts; and (iv) potential restrictions imposed on the Company, in particular, in relation to indebtedness limits and new debts, dividend distribution, asset disposal, new securities issuance and shareholding control disposal, as well as whether the issuer has been fulfilling these restrictions.

The Company’s consolidated borrowings and financing on December 31, 2019 had the following sources (in thousands of reais):

BORROWINGS AND FINANCING

		Average annual			Consolidated
	Indexer	Interest rate on 12131/2019	Maturities	31/12/2019	31/12/2018	31/12/2017
Property, plant and equipment:
BND ES - Finem (a)(b)	fixed rate/TJLP//TLP/SELIC	7.45%	2020 to 2034	3,174,077	333,289	339,798
BNDES - Finem (b)	Basket of Currencies/US$	6.24%	2020 to 2023	53,927	161,517	165,125
BND ES - Finame (a)	Fixed rate/TJLP/SELIC	6.57%	2020 to 2025	14,345	2,980	4,708
F NE - BNB (b)	fixed rate	6.66%	2024 to 2025	194,719	217,014	244,452
FDCO / FlNEP (b)	fixed rate	8.00%	2020 to 2027	552,501	12,860	20,577
Rural Credit Financial Lease	CDI/LISS				18,225	19,686
Import Financing / ECA	USSeLibor			—	797,6074	864,761
				3,989,569	1,542,959	1,659,107
Working capital:
Exports financing	USS$/Libor	3.95%	2020 to 2025	6,518,107	2,171,390	844,388
Export Credit Note and Agribusiness Receivables	CDI / IPCA	5.97%	2020 to 2026	7,215,368	3,799,257	2,907,200
Certificates (CRA) (e)
Senior Notes to (c)	US$/fixed rate	5.71%	2021 to 2047	28,015,850	11,406,027	4,730,800
Trade Bills Discount - Vendor						33,363
Syndcated Loans (d)	US$/Libor	2.86%	2021 to 2023	12,298,519	11,825,134	1,986,691
Fund of Credit rights	Fixed rate				22,054	24,665
Rural Producer Credit (f),	CDI	7.57%	2025 to 2026	279,143	279,838	—
Debentures	CDI	6.73%	2025 to 2028	5,422,032	—	—
Others (g)		0.04%	2020	(54 262)	27,397	5,642
				59,694,757	29,531,097	10,532,749
				63,684,326	31,074,056	12,191,856
Current Portion (includes interes payable)				6,227,951	3,425,399	2,115,067
Non-current portion				57,456,375	27,648,657	10,076,789

a) If the Long-Term Interest Rate (“TJLP”) exceeds 6% per annum, the excess portion is incorporated into the principal and subject to interest. Transactions subject to TLP are composed of the IPCA rate and a fixed interest rate from BNDES.

b) Borrowings and financing are collateralized, as applicable, by (i) plant mortgages; (ii) rural properties; (iii)

conditional sale of the financed assets; (iv) shareholders’ surety; and (v) bank (personal) guarantee.

c) In March 2017, Suzano Austria issued Senior Notes amounting to US$ 300 million maturing on March 16, 2047, with semiannual payment of interest of 7.00% p.a. and final return to investors of 7,38% p.a. Additionally, in the last quarter of 2017, Suzano, through its subsidiary Suzano Trading, repurchased Senior Notes in the amount of (i) US$ 456 million and, through Suzano Austria, reopened the issue of Senior Notes in the amounts of (i) US$ 200 million, maturing on July 14, 2026, and corresponding interest at 4.62% per annum, to be paid semiannually, in January and July, and (ii) US$ 200 million maturing on March 16, 2047, with interest corresponding to 6.30% per year, to be paid semiannually in March and September. In September 2018, there was a new issue of Senior Notes in the amount of US$ 1.0 billion, with interest of 6.00% per annum and maturity in 2029. In November 2018, Suzano Austria reopened the issue of Senior Notes due on March 16, 2047 in the amount of US$ 500 million, with interest corresponding to 6.85% per year, to be paid semiannually in the months of March and September. In February 2019, Suzano Austria reopened the September 2018 issue, with a fixed interest rate of 6.00% p.a., in the amount of US$ 750 million, maturing in 2029. In May 2019, Suzano Austria reopened the issue of March 2017 with amount of of $ 250 million maturing in

2047 and semiannually payment of interest of 7,00% per annum and issued Senior Notes in the amount of US$ 1 billion with maturity in January 2030, and semiannually payment of interest of 5,00% per annum.

d) In February 2018, the Company, through its subsidiary Suzano Europa, signed a syndicated loan of US$ 750 million with payment of quarterly interest and principal repayment between February 2021 and February 2023. In December 2018, the Company, through its subsidiary Suzano Europa, signed a syndicated loan of US$ 2,300 million, agreed in March 2018, with payment of quarterly interest and repayment of principal between December 2022 and December 2023. in June 2019, the Company, through its subsidiaries Fibria Overseas Finance and Suzano International Trade, contracted a syndicated loan in the amount of US$ 750 million with payment of quarterly interest and repayment of the principal between March 2024 and June 2025. (Explanatory note 1.1. a) viii)).

e) In the third quarter of 2018 two Export credit notes were contracted, totaling BRL 1.3 billion, indexed to the CDI and maturing in 2026. Regarding the Agribusiness Receivables Certificates, the outstanding positions of Fibria at the end of 2019 were included due to the merger of the companies into the Company.

f) In the third quarter of 2018, a Financial Rural Producer Certificate was contracted, with a volume of BRL 275 million, indexed to the CDI and maturing in 2026.

g) The reversed value is related “Surplus Value”, which is a loss recording and gain on the merger of Fibria from an assessment by EY - Ernst & Young Independent Auditors.

The Company has no financial covenants in its finance contracts today.

In certain financing contracts, there are clauses of non-financial covenants. This clauses have essentially the maximum level of assignment of receivables, guarantees to third parties and sale of operating assets, which are also in compliance.

Amortizations

The repayment schedule of the financial obligations in effect on December 31, 2019, as well as the exposure of the Company’s debt by indexes, is shown below:

Amortization Schedule (R$ million)
12.595
3.015
9.579
6.228
2.757
5.220
9.681
6.185
7.095
26.519
Cash
2.020
2.021
2.022
2.023
2.024
2.025
2026 onward
Cash
Stand-by facilities
Debt

Type and Index Exposure on December 31, 2019

Exposição por Indicador
Libor 25%
Fixa (US$) 46%
Outros 2%
IPCA 2%
Fixa (R$) 4%
TJLP 3%
CDI 18%

Exposição por Instrumento
Bond 44%
Debênture 9%
CRA / NCE 9%
BNDES 5%
Outros 1%
Financiamento de exportação 32%

Portuguese	English
Libor	Libor
Fixa (US$)	Fixed (US$)
CDI	Interbank Deposit Certificate Rate (CDI)
TJLP	TJLP
Fixa (BRL)	Fixed (BRL)
IPCA	Broad Consumer Price Index (IPCA)
Outros	Others

Portuguese	English
Bond	Bond
Debênture	Debenture
CRA/NCE	Agribusiness Receivables Certificates (CRA)
BNDES	BNDES
Outros	Others
Financiamento de Exportação	Export Financing

g) Limits of financing contracted and percentage already used

On December 31, 2019, there was na agreement in effect with balances pending disbursement and with limits utilization. Below is the agreement:

Financial Agent	Agreement	Financing	Indexer	Interest Rate: (%p.a.)	Maturity Date	Disbursements made	%	Available Balance
								Amount	%
BNDES	Credit Limit	BRL 706 milion	TLP	IPCA + 3.6 % p.a.	11/15/2034	BRL 300 million	42.50%	BRL 406 thousand	57.50%

h) Significant changes in each item of the financial statements

Basis of preparation and presentation

The individual and consolidated financial statements were prepared pursuant to the accounting practices adopted in Brazil, including the pronouncements issued by the Accounting Pronouncements Committee (CPC) and the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), and evidence all relevant information related to financial statements, and only related to them, which are in line with the information used by Management in its management.

Comparative Analysis of the Consolidated Results

				Consolidated (amounts expressed in million of reais
				Variações
	2019	2018	2017	2019x2018	2018x2017
Gross sales revenue	31,395.9	14,796.8	11,700.2	112.2%	26.5%
Sales deductions	-5,383.0	1,359.4	-1,179.4	-496.0%	-215.3%
Net Revenue	25,012.9	13,437.3	10,520.8	93.6%	27.7%
Cost of sales	-20,743.4	-6,918.3	-6,449.5	199.8%	7.3%
GROSS REVENUE	5,269.4	6,519.0	4,071.3	-19.2%	60.1%
OPERATING PROFIT (LOSS)
Sales	-1,905.2	-598.7	-430.8	218.2%	39.0%
General and operating	-1173.3	-825.2	-529.0	42.2%	56.0%
Equity Equivalence Result	31.9	7.5	5.9	325.3%	27.1%
Other, net	405.7	-96.9	140.5	-518.7%	-169.0%
OPERATING PROFIT BEFORE FINANCIAL EXPENSES	2,628.5	5,005.7	3,257.9	-47.5%	53.6%
FINANCIAL RESULT
Expenses	-7,218.9	-5,302.2	-1,397.9	36.1%	279.3%
Income	493.2	459.7	379.0	7.3%	21.3%
Profit (loss) before income tax and social contribution	-4,097.2	163.2	2,239.1	-2610.5%	-92.7%
income tax and social contribution	1,282.4	155.2	-431.6	726..3%	-136.0%
Profit (loss) for the year	-2,114.8	318.4	1,807.4	-984.0%	-82.4%

Comparative Analysis of Consolidated Results – Years 2017/2016

Net Revenue

Suzano’s net revenue in 2019 was BRL 26,013.0 million, 93.6 % higher than net revenue recorded in 2018, of BRL 13,437.3 million, as a result of (i) increase in revenue due to the acquisition of Fibria, which presented net revenue of BRL 18,264.5 in 2018 and, (ii) the depreciation of the exchange rate of Real vs. Dollar in the period in question. These effects were partially offset by the depreciation of the list price of pulp in US dollars.

The net revenue obtained from the sales of pulp in 2019 totaled BRL 21,027.7 million, 139.4 % higher than the revenue recorded in 2018, due to (i) an increase in revenue due to the acquisition of Fibria, which recorded net revenue of BRL 18,167 in 2018 and, (ii) depreciation of the exchange rate of Real vs. Dollar currency in the period in question. These effects were partially offset by the devaluation of the pulp list price in dollars. The revenue from cellulose represented 65.4% of the total revenues in 2018, compared to 80.8% in 2019.

The export revenue from pulp was BRL 19,193.8, 138.8% higher than the export of cellulose in 2018, due to (i) increase of the revenue as a result of acquisition of Fibria, which recorded export net revenue of BRL 16,530.2 in 2018; (ii) exchange rate depreciation of the Real x Dollar currency in the period in question. These effects were partially offset by the devaluation of pulp list price in dollar. Export revenues accounted for 73.8% in the year 2019.

International average net price of pulp in 2019 decreased 25%, from US$ 751/ton in 2018 to $ 567/ton in 2019. In the domestic market, the average net price of pulp decreased by 12%, from BRL 2,498/ton in 2018 to BRL 2,207/ton in 2019.

The net revenue from the paper sales in 2019 totaled BRL 4,985.3 million, 7% higher than the previous year. Of this revenue, 69.8% derived from sales in the domestic market and 30.2% from the foreign market. The breakdown of Suzano’s total revenue from paper sales in 2019 was 84% in South and Central America (including Brazil), 8% in North America and 8% in other regions. The net revenue from the domestic market increased by 5.4% compared to the year 2018, impacted mainly by the Brazilian macroeconomic scenario, and export net income increased by 11.2% reflecting the higher sales volume and due to the depreciation of the exchange rate of Real vs. Dollar in the period in question.

The international average net price in 2019 was US$ 946/ton, 4% lower than the priced in 2018. In the domestic market, the average price recorded was BRL 4,078/ton, 8% above the price of 2018.

Cost of Sales (“SoS”)

The cost of sales by Suzano in 2019 totaled BRL 20,743.5 million, 199.8% higher than that recorded in 2018, of BRL 6,918.3 million, mainly due to (i) the consolidation of Fibria, which had a cost of sales of BRL 9,904 million, in 2018; (ii) BRL 2,844.7 million in repayment of the fair value adjustment related to the acquisition of Fibria and Facepa; (iii) an increase in variable costs of BRL 6,869.8 million; (iv) higher volume of stops and; (v) higher freight cost per ton.

Gross profit

Due to the reasons explained above and due to the consolidation of Fibria, which in 2018 had a gross profit of BRL 8,360 million, Suzano’s gross profit was BRL 5,269.5 million in 2019, 19.2% lower than the gross profit of 2018, of BRL 6,518.9 million. Suzano’s gross margin decreased from 48.5% in 2018 to 20.3% in 2019, mainly due to the reduction in the pulp price in dollars.

Selling and Administrative Expenses

Suzano’s selling expenses totaled BRL 1,905.3 million in 2019, 218.2% higher than the amount recorded in 2018 of BRL 598,7 million and the index “selling expenses on net revenue” was 7.3%. The variation can be explained by (i) the consolidation of Fibria, which had in 2018 an expense with sales of BRL 812.8 million and (ii) BRL 820.7 million related to the repayment of the fair value adjustment of the Fibria acquisition.

The Suzano’s administrative expenses totaled BRL 1173.4 million in 2019, 42.2% more than the amount recorded in 2018 of BRL 825.2 million. The index “administrative expenses on net revenue” remained at 4.5%. This variation is mainly due to (i) the consolidation of Fibria, which had a total of general and administrative expenses of BRL 392.1 million in 2018, (ii) increase of BRL 172.9 million in personnel expenses, (iii) an increase of BRL 88.3 million in services and (iv) an increase of BRL 95.6 million in other expenses which includes corporate expenses, insurance, materials (use and consumption), social projects and donations, travel and accomodation in 2019 compared to the same period in 2018.

Other Operating Expenses/Income

Other net operating expenses/income of Suzano totaled BRL 405.8 million of revenue in the year 2019, compared to the expense of BRL 96.9 million in 2018. The variation in the balance mainly refers to (i) an increase in the amount of BRL 314.6 thousand million in the adjustment of the fair value of biological assets due to the change in accounting practices (ii) a gain of BRL 87 million from the sale of legal credit (credits Eletrobras - Centrais Elétricas Brasileiras S.A.) in the year 2019 and (iii) in 2019 Suzano received final court decisions favorable related to the request of exclusion of ICMS from the PIS and COFINS tax base, so in the fourth quarter of 2019, Suzano recorded an asset of BRL 128.1 million related to credit of PIS and COFINS in the Taxes to be Recovered account and a gain in the result account of “Other operating income”.

EBITDA (Earnings before interest, taxes, depreciation and amortization)

The cash generation, as measured by the EBITDA adjusted by “non-recurring” items of Suzano was of $ 10.7 billion in 2019, 57% higher in relation to the year 2018. Such increase is mainly due to: (i) the consolidation of Fibria, which had an EBITDA in 2018 of BRL 9,358 million; (ii) depreciation of the exchange rate of Real vs. Dollar in the period in question. These effects are partially offset by: the lower net price of the pulp in USD (-23%). Adjusted EBITDA/ton in 2019 was BRL 1,005.2/ton, 33.9% lower than the previous period. The 2019 Ebitda margin was 41% (43% excluding Klabin’s values), 9.5% lower than the year 2018, which has an Ebitda Margin of 50.7%.

Net Financial Result

The net financial result was negative by BRL 6,726 million in 2019, compared to the negative result of BRL 4,842 million in 2018. This result mainly reflects an increase of interest on financing and borrowings by BRL 2,325 million, due to the higher volume of funding already mentioned above.

Monetary and foreign exchange variations negatively impacted the result for 2019 by BRL 1,965 million, while in 2018 the negative impact was BRL 1,067 million. Contributing to this result was the exchange rate variation on the balance sheet exposure between the opening and closing of the year, with an accounting impact on foreign currency debt, but with cash effect only on debt maturities or repayments. The result of operations with derivatives, in turn, was negative by BRL 1,075 million in 2019 vs the negative result of BRL 2,735 million in 2018.

Net financial expenses in 2019 were BRL 3,686 million, 254% higher than the expense recorded in 2018. This increase reflects the financing contracted for combining assets with Fibria and the appreciation of the dollar average vs Real.

Income tax and social contribution on profit

The income tax and social contribution of Suzano in the year 2019 was creditor of BRL 1,282.5 million, compared to a credit of BRL 155 million in the year 2018. The increase is due to the increase in loss before tax.

Net Profit (Loss)

Due to the reasons above, Suzano recorded a net loss of BRL 2,814.7 million in 2019, compared to the net profit of BRL 318,5 million recorded in the previous year. This result was impacted by the facts already mentioned above.

Suzano’s net income (loss) before taxes decreased BRL 4,260.4 million, from a gain of BRL 163.2 million in 2018 to a loss of -BRL 4,097.2 million in the same period of 2019.

Comparative Analysis of Consolidated Results - Years 2018/2017

Net Revenue

The net revenue of Suzano in 2018 was BRL 13,437.3 billion, 27.7% higher than net revenue recorded in 2017, of BRL 10,520,8 million , a result of the appreciation of the hardwood pulp list price (Average FOEX in Europe in 2016 was US$ 1,037 vs. US$ 819 in 2017), of the implementation of the increase in paper prices in the domestic and international markets and the exchange rate variation in the period.

The net revenue obtained from the sales of pulp in 2018 totaled BRL 8,783.0 million, 27.4% higher than the revenue recorded in 2017, due to the increase in the international pulp price, impacted by the appreciation of the Dollar. The net revenue derived from cellulose exports was BRL 8,038.7 million, 28.2% higher than the previous year. The share of pulp revenue from exports was 91.5% and the domestic market was 8.5%. Suzano’s revenue from sales of pulp in 2018 was 43.7% from Asia, 32.0% from Europe, 15.3% from North America and 9.0% from Latin America. As for distribution for final use, 62% of pulp sales were destined for the production of paper for sanitary purposes, 15% for printing & writing papers, 14% for special papers and 7% for packaging. The average net pulp sales price reached US$ 752.0/ton in 2018, 25.9% higher than the value recorded in 2017. In Reais, the average net price was BRL 1,908/ton, 9.7% higher to that practiced in 2017.

Net revenue from paper sales in 2018 totaled BRL 4,654.3 million, 28.2% higher than the previous year. Of this revenue, 70.9% derived from sales in the domestic market and 29.1% from the foreign market. The breakdown of Suzano’s total revenue from paper sales in 2018 was 88% in South and Central America (including Brazil), 5% in North America and 7% in more regions. Domestic market net revenue increased by 28.6% compared to 2017, mainly impacted by the Brazilian macroeconomic scenario, and net export revenue increased by 27.3%, reflecting the lower price of exported paper.

The net paper average price in 2018 was BRL 3,074/ton, 1.7% lower than the price in 2017. In Reais, the average price recorded in the foreign market was BRL 2,839/ton, 8.5% below of the 2017 price.

Fibria’s net sales revenue increased 55.6%, or BRL 6,525.3 million, from BRL 11,739.2 million in the year ended December 31, 2017 to BRL 18,264.5 million in the corresponding period in 2018, driven by a 25% increase in average dollar prices. % appreciation of the dollar against the real and a 9% increase in sales volume.

Cost of Sales (“SoS”)

Suzano’s cost of sales in 2018 totaled BRL 6,918.3 million, 7.3% higher than in 2017, of BRL 6,449.5 million, mainly due to the structure of Consumer Goods and the higher price of industrial inputs. The unitary SOS in 2018 was BRL 1,544/ton compared to 2017, which was BRL 1,345/ton.

Fibria’s cost of sales (SoS) totaled BRL 9.9 billion, an increase of 20% over 2017, mainly due to the higher volume sold by Fibria and the higher logistical cost, arising out the increase in volumes sales to Asia, the appreciation of the average dollar against the real of 12% and higher sales volume of pulp produced in Horizonte 2. This last factor is explained by the fact that the new production line is located more in the countryside when compared to other plants (greater average distance to the port).

Gross profit

Due to the reasons explained above, Suzano’s gross profit was BRL 6,519.0 million in 2018, 60.1% higher than the 2017 gross profit of BRL 4,071.3 million.

Fibria’s gross profit increased 139.5%, or BRL 4,869.3 million, from BRL 3,490.7 million in the year ended December 31, 2017 to BRL 8,360.0 million in the corresponding period in 2018, due to factors mentioned above. Fibria’s gross margin for the twelve-month period ended December 31, 2018 was 45.8%, compared to 29.7% in the corresponding period of 2017. This increase is mainly due to higher hardwood pulp price in dollar, a weaker Real and the increase in sales volume.

Selling and Administrative Expenses

Suzano’s selling expenses totaled BRL 598.7 million in 2018, 39.0% higher than the amount recorded in 2017 of BRL 430.8 million and the “selling expenses on net revenue” ratio was 4.5. The variation can be explained by the structuring of the Consumer Goods area from the acquisition of Facepa, expenses with Suzano Austria and expenses with labor for the commercial area.

Suzano’s administrative expenses totaled BRL 825.2 million in 2018, 56.0% higher than the amount recorded in 2017 of BRL 529.0 million. The “administrative expenses on net revenue” ratio was 6.1%. This variation is mainly due to the acquisition of Facepa, expenses with labor, expenses with consultancy for the issuance of ADRs and for the acquisition of Fibria, expenses with variable remuneration of ILP, Stock Options and additional expenses for payment of Profit Sharing bonus for employees.

Fibria’s selling expenses totaled BRL 813 million, an increase of 49% in relation to the previous year. This increase is mainly explained by (i) increase in sales volume, due to the new production line Horizonte 2; and (ii) the sales mix, given the higher volume of pulp disposal of the Horizonte 2 line, which has higher costs than the average of the other units. Administrative expenses totaled BRL 392 million, an increase of 37% in relation to 2017. This result is mainly due to higher expenses with consultancy services related to the transaction with Suzano and salaries and charges.

Other Operating Income/Expenses

Suzano’s other net operating income/expenses totaled BRL 96.9 million in expenses in 2018, mainly impacted by the negative adjustment of the fair value of biological assets, which totaled BRL 129.2 million (without cash effect), compared to the income of BRL 140.5 million in 2017. The adjustment mainly reflects the increase in the gross price of the wood in the States of

Maranhão and Pará, partially offset by the reduction in forest productivity, in addition to other operational and economic effects such as variation in the planted area, inflation, discount rate, future costs of forest formation, among others.

Other operating expenses of Fibria totaled BRL 434 million, an increase of 28% compared to 2017. The variation is mainly explained by: (i) higher expenses for variable compensation, in turn impacted by the obligation arising out the transaction with Suzano; and (ii) the increase in contingencies and the write-off of assets, partially offset by the lower expense arising out the revaluation of biological assets.

EBITDA (Earnings before interest, taxes, depreciation and amortization)

The cash generation, as measured by EBITDA adjusted by Suzano’s “non-recurring” items, was BRL 6.8 billion in 2018, 47.7% higher compared to 2017. The increase in EBITDA reflects the appreciation of the pulp list price, the devaluation of the Brazilian Real in relation to the US Dollar and the increase in the price of paper in the domestic and international markets. Adjusted EBITDA/ton in 2018 was BRL 1,521.2/ton, 58.4% higher than the previous period.

Fibria’s adjusted EBITDA was BRL 9.5 billion (margin of 58%, excluding Klabin’s contract volumes), 93% higher than that recorded in the previous year. The increase in dollar pulp price and sales volume and the appreciation of the Dollar in relation to the Real explain this performance, which was partially offset by increases in the cost of cash-based pulp and logistics costs. It is important to remember that the transaction with Klabin has no impact on EBITDA.

Net Financial Result

Suzano’s net financial result was negative by BRL 4,842.5 million in 2018, compared to the negative result of BRL 1,018.8 million in 2017. This result mainly reflects monetary and exchange variations and result with derivatives.

Monetary and foreign exchange variations negatively impacted the result of 2018 in BRL 1.1 billion, while the impact was negative by BRL 179.4 million in 2017. The exchange rate variation on the balance sheet exposure between the opening and closing of the year contributed to this result, with accounting impact on foreign currency debt, but with cash effect only on debt maturities or repayments. The result of operations with derivatives was negative by BRL 2.7 billion in 2018, compared to the positive result of BRL 73.3 million in 2017.

The net financial expense was BRL 1.0 billion, 14.0% higher than the expense recorded in 2017. This increase is due to all the costs inherent in funding the combination of assets with Fibria.

Fibria’s net financial result was negative by BRL 2,905.9 million, compared to the negative result of BRL 782.7 million in the year ended December 31, 2017. This variation was mainly due to the effect of the exchange variation in the portion of the Company’s indebtedness pegged to the Dollar (which in the period had a 17.1% appreciation against the real) and the negative mark-to-market result of derivative financial instruments in 2018, when compared to a positive result in 2017.

Income tax and social contribution on profit

Suzano’s income tax and social contribution in 2018 was a creditor in BRL 155.2 million, compared to an expense of BRL 431.6 million in 2017.

In 2018, BRL 327.0 million was disbursed to pay taxes. The amount is less than reported in the financial statement due to the Company’s tax benefits.

Fibria’s income tax increased by BRL 313.8 million, from an expense of BRL 442.1 million in the year ended December 31, 2017, compared to an expense of BRL 755.9 million during the corresponding period in 2018.

Net Profit (Loss)

Due to the above reasons, Suzano recorded net profit of BRL 318.5 million in 2018, compared to the net profit of BRL 1,807.4 million recorded in the previous year.

The Profit net (loss) of Fibria before taxes increased by BRL 2,280.1 billion, a gain of BRL 1,535.4 billion in the fiscal year ended December 31, 2017 to a gain of BRL 3,815.5 billion in the same period of 2018.

Fibria’s net income increased 179.8%, or BRL 1,966.3 million, from BRL 1,093.3 million in net income for the year ended December 31, 2017 to BRL 3,059.6 million in the corresponding period in 2018. Fibria’s dividends increased by BRL 2,650.8 million, from BRL 394.8 million in net income for the year ended December 31, 2017 to BRL 3,045.6 million in the corresponding period in 2018.Of the total dividend payments for the year ended December 31, 2018, BRL 262.3 million correspond to mandatory minimum dividends and BRL 2,783.3 million to extraordinary dividends. The latter reflects Fibria’s strong cash generation in the year ended December 31, 2018.

Comparative Analysis of Consolidated Balance Sheets

Consolidated
(amounts expressed in millions of reais)

	December 31, 2019	%	December 31, 2018	%	December 31, 2017	%	Variances: December 31, 2019 x December 31, 2018	%	Variances: December 31, 2018 x December 21, 2017	%
ASSETS										
CURRENT										
Cash and cash equivalents	3,249.1	3.3%	4,387.5	8.1%	1,076.8	3.8%	-1,138.3	-25.9%	3,310.7	307.5%
Financial investments	6,150.6	6.3%	21,098.6	39.1%	1,631.5	5.7%	-14.947.9	-70.8%	19,467.1	1193.2%
Trade receivables from clients	3,035.8	3.1%	2,537.1	4.7%	2,303.8	8.1%	498.8	19.7%	233.3	10.1%
Inventories	4,685.6	4.8%	1,853.1	3.4%	1,208.0	4.2%	2,832.5	152.9%	645.1	53.4%
Recoverable taxes	997.2	1.0%	296.8	0.6%	306.4	1.1%	700.4	235.9%	-9.6	-3.1%
Prepaid expenses	0.0	0.0%	0.0	0.0%	37.1	0.1%	0.0	0.0%	-37.1	-100.0%
Financial derivative instruments	260.3	0.3%	352.5	0.7%	77.1	0.3%	-92.2	-26.2%	275.4	357.1%
Advances to suppliers	170.5	0.2%	98.5	0.2%	49.2	0.2%	71.9	73.0%	49.3	100.3%
Assets held for sale	0.0	0.0%	5.7	0.0%	11.5	0.0%	-5.7	-100.0%	-5.8	-50.3%
Other assets	335.1	0.3%	169.2	0.3%	83.9	0.3%	165.9	98.1%	85.3	101.6%
Total current assets	18,884.2	19.3%	30,798.9	57.1%	6,785.3	23.8%	-11,914.7	-38.7%	24,013.6	353.9%
Noncurrent										
Financial investments	179.7	0.2%	0.0	0.0%	0.0	0.0%	179.7	0.0%	0.0	0.0%
Recoverable assets	708.9	0.7%	231.5	0.4%	283.8	1.0%	477.4	206.2%	-52.3	-18.4%
Deferred income tax and social contribution	2,134.0	2.2%	9.0	0.0%	2.6	0.0%	2,125.0	23616.8%	6.4	246.1%
Financial derivative instruments	838.7	0.9%	141.5	0.3%	56.8	0.2%	697.2	492.8%	84.7	149.1%
Advances to suppliers	1,087.1	1.1%	218.5	0.4%	221.6	0.8%	868.7	397.6%	-3.1	-1.4%
Court deposits	268.7	0.3%	129.0	0.2%	113.6	0.4%	139.7	108.3%	15.4	13.6%
Other assets	228.9	0.2%	93.9	0.2%	92.4	0.3%	134.9	143.7%	1.5	1.7%
	5,446.1	5.6%	823.4	1.5%	770.8	2.7%	4,622.6	561.4%	52.6	6.8%
Biological assets	10,571.5	10.8%	4,935.9	9.2%	4,548.9	16.0%	5,635.6	114.2%	387.0	8.5%
investments	322.4	0.3%	14.3	0.0%	6.8	0.0%	308.1	2148.9%	7.5	110.9%
Imobilizado	41,120.9	42.0%	17,020.3	31.6%	16,211.2	56.9%	24,100.7	141.6%	809.1	5.0%
Property, plant and equipment	3,850.2	3.9%	0.0	0.0%		0.0%	3,850.2	0.0%	0.0	0.0%
Intangible assets	17,712.8	18.1%	339.8	0.6%	188.4	0.7%	17,373.0	5112.1%	151.4	80.4%
Total noncurrent assets	79,024.0	80.7%	23,133.8	42.9%	21,726.1	76.2%	55,890.2	241.6%	1,407.7	6.5%
TOTAL ASSETS	97,908.2	100.0%	53,932.6	100.0%	28,511.4	100.0%	43,975.6	81.5%	25,421.2	89.2%

Comparative Analysis of the Consolidated Balance Sheets - On December 31, 2019 and 2018

Current assets

Current assets were BRL 18,884.2 million on December 31, 2019, compared with a balance of BRL 30,798.9 million on December 31, 2018, representing the decrease of 38.7% or BRL 11.914,7 million. The participation of current assets on December 31, 2019, representing 19.3% of the total assets, compared to 57,1% on December 31, 2018.

The variance occurred mainly due to the decrease of BRL 14,947.9 million of financial investments, used mainly in the financial settlement of the operation with Fibria, and an increase of BRL 2,832.5 million in inventories.

Non-current assets

Non-current assets were BRL 79,023.9 million on December 31, 2019 and BRL 23.133,8 million on December 31, 2018, representing an increase of 241,6% or BRL 55,890.1 million.

The variance occurred mainly due to the increase of BRL 5,635.6 million in biological assets, BRL 24,100.6 million in fixed assets, BRL 17,372.9 million in intangible assets, BRL 3,850.2 in right of use BRL 2,134.0 in deferred income tax and social contribution, related mainly to purchase balances in operation with Fibria.

Current Liabilities

Current liabilities were BRL 11.479.1 million on December 31, 2019, compared to a balance of BRL 6.058.7 million on December 31, 2018, representing an increase of 89.4% or BRL 5.420.4 million. The participation of liabilities in relation to total liabilities on 31 December 2018 was 11.7% compared to 11.0% on December 31 2018.

The variance occurred mainly due to the increase of BRL 1,743.9 in suppliers, BRL 2.801.2 million in financing and borrowings and BRL 656.8 million in payable lease accounts arising out the adoption of IFRS 16.

Non-current liabilities

Non-current liabilities were BRL 68,341.0 million on December 31, 2019, compared to a balance of BRL 35,848.0 million on December 31, 2018, which represented an increase of 90.6 % or BRL 32,493,0 million. The participation of current liabilities with respect to the total liabilities became 69.8% on December 31, 2019, compared to 66.5% on December 31, 2018.

The variation was due to the increase of BRL 25,145.5 million in borrowings, financing and debentures, BRL 3,327.2 in lease payable accounts due to the adoption of the IFRS 16, BRL 984.3 million in unrealized losses on derivative transactions and BRL 3,161,2 in provision for court liabilities.

Net Equity

The net equity was BRL 18,087.9 million on December 31, 2019, compared to a balance of BRL 12,025.9 million on December 31, 2018, representing an increase of 50.4% or BRL 6,062.0 million. The participation of net equity increased to 18.5% of total liabilities on December 31, 2019, compared to a percentage of 22.3% in December 2018.

The variation was due to increases of BRL 2,993.7 in the capital, BRL 5,742.6 million in capital reserve both arising from issuance of common shares in connection with the business combination with Fibria and decreased BRL 2,675.4 million in revenue reserves arising out loss absorption for the year.

Comparative Analysis of Consolidated Balance Sheets - As of December 31, 2017 and 2016

Current assets

Current assets were BRL 6,796.9 million on December 31, 2017, compared to a balance of BRL 8,029.5 million on December 31, 2016, representing a reduction of 15.4% or BRL 1,232.5 million. The participation of current assets, on December 31, 2017, represented 23.8% of total assets, compared to 27.3% on December 31, 2016.

The variation was mainly due to the BRL 537.9 million reduction in the balance of cash and cash equivalents, BRL 449.1 million in financial investments, BRL 443.8 million in advance to suppliers and BRL 290,1 million in gains from derivative operations, partially offset by an increase of BRL 681.6 in the balance of receivable accounts from customers.

Non-current assets

Non-current assets were BRL 21,726.1 million on December 31, 2017 and BRL 21,369.8 million on December 31, 2016, representing an increase of 1.7% or BRL 356.3 million.

The variation occurred mainly due to the increase of BRL 476.4 million in biological assets, of which BRL 192.5 million was a gain in the update of the fair value, and a reduction of BRL 65.8 million in recoverable taxes.

Current Liabilities

Current liabilities were BRL 3,708.4 million on December 31,2017, compared to a balance of BRL 3,829.9 million on December 31, 2016, representing a reduction of 3,2% or BRL 121,6 million. The participation of current liabilities in relation to total liabilities on December 31, 2017, remained at 13.0% compared to December 31, 2016.

The variation occurred mainly due to the reduction of BRL 422.2 million in advances from customers and BRL 226.6 in losses in operations with derivatives, partially offset by the increase of BRL 520.3 million in the balance of borrowings and financing.

Non-current liabilities

Non-current liabilities were BRL 13,193.1 million and December 31, 2017, compared to a balance of BRL 15,425.9 million on December 31, 2016, which represented a reduction of 14.5% or BRL 2,232.8 million. The participation of non-current liabilities in relation to total liabilities increased to 46.3% on December 31, 2017, compared to 52.5% on December 31, 2016.

This reduction is based on a decrease of 18.9% or BRL 2,341.3 million in financing and borrowings and 52.9% or BRL 117.0 million in unrealized losses on derivative transactions, as a counterpart to the increase of 14.8% or BRL 230.9 million in the balance of deferred income tax and social contribution.

Net Equity

Equity was BRL 11,621.6 million on December 31, 2017, compared to a balance of BRL 10,143.5 million on December 31, 2016, representing an increase of 14.6% or BRL 1,478.1 million. The participation of the Equity amounted to 40.7% of total liabilities on December 31, 2017, compared to a percentage of 34.5% on December 31, 2016.

The variance was mainly due to the allocation of profit for the year BRL 1,807.4 billion and the constitution of mandatory minimum dividends of BRL 380.1 million, of which BRL 199.8 million have already been paid as interim dividends in the form of interest on own capital (“JCP”), approved by Management on November 24, 2017.

Comparative Analysis of Consolidated Cash Flows

	Consolidated (Amount expressed in million of reais)
	2019	2018	2017
Cash provided by operating activities	7,576.40	5,170.90	3,067.90
Cash used in investing activities	(11,695.10)	(21,962.70)	(1,008.30)
Cash (used in) provided by financing activities	3,141.80	20,035.00	2,612.20
Effects of exchange rate differences on cash and cash equivalents	(161.50)	67.40	14.70
Increase (decrease) in cash and cash equivalents	(1,138.60)	3,310.60	(537.90)

Operating Activities

Consolidated

Operating activities generated net cash in the amount of BRL 7,576.4 in 2019. This generation is mainly associated with a gross profit of BRL 5,269.4 and an improvement in working capital in the accounts index of receivable accounts and inventories.

Suzano

Operating activities generated net cash in the amount of BRL 5,170.9 million in 2018, BRL 3,067.9 million in 2017 and BRL 3,003.2 million in 2017. The increases observed in the comparative periods are mainly associated with the increase in the net revenue from the sale of pulp and paper due to the increases in sales volumes, the increases in the sale prices of pulp and paper in the national and international markets and, depreciation of the Real against the US currency.

Fibria

The cash flow of Fibria generated by operating activities was BRL 6,873.7 million in 2018, compared to US$ 4,105.8 million in 2017, an increase of 67.4%. In 2018, Fibria posted a profit of BRL 3,815.5 million before income tax, compared to a revenue of BRL 1,535.4 million in 2017. The net cash flow generated by operating activities was mainly impacted by the increase of 56% of net revenue in the year, mainly due to the 25% increase in the net price of pulp in dollars and a 9% increase in sales volume and a 14% appreciation in the average exchange rate between 2017 and 2018.

Investing Activities

Consolidated

In 2019, investment activities consumed net cash of BRL 11,695.0. The amount invested comprises mainly the acquisition of Fibria of BRL 26,002.6 and acquisition of biological assets in the amount of BRL 2,849.0, offset by the reverse effect of BRL 19,378.9 of financial investments, net.

Suzano

In 2018, investment activities consumed net cash in the amount of
BRL 21,962.7 million, and in 2017, net cash in the amount of BRL 1,008.3 million was consumed. The total amount invested in 2018 is mainly composed of: (i) BRL 1,251.4 million related to the acquisition of fixed assets; (ii) BRL 1,164.9 million related to the acquisition of biological assets acquired under the contract with Duratex and (iii) BRL 19,340.0 million related to the balance of investments recorded for financial settlement of the operation with Fibria.

In 2017, acquisitions of fixed assets and biological assets consist of: (i) BRL 415.0 million invested in expansion projects, mainly modernization projects to increase structural competitiveness and adjacent businesses, production of Tissue and Lignin; and (ii) BRL 1,365.3 million in the acquisition for expansion and maintenance of forestry and industrial assets, being offset by redemptions of short-term financial investments, which include investment funds and Bank Deposit Certificates (CDB), in the amount of BRL 687.3 million and also for the receiving of sale of assets of BRL 84.7 million.

In 2016, acquisitions of fixed assets and biological assets consisted of: (i) BRL 335.8 million invested in expansion projects, mainly modernization projects to increase competitiveness and structural and adjacent businesses, such as production Tissue and Lignina and project for the Imperatriz (MA) plant; (ii) BRL 1,158.1 million in the acquisition for expansion and maintenance of forestry and industrial assets; (iii) BRL 830.4 million related to the acquisition of forestry assets and rural properties from Companhia Siderúrgica Vale do Pindaré and Cosima - Siderúrgica do Maranhão Ltda.; and (iv) BRL 1,053.4 million in short-term financial investments, which include investment funds and Bank Deposit Certificates (CDB), being offset by the receipt of the sale of assets of BRL 35.2 million.

Fibria

Fibria’s investment activities used net cash of BRL 5,813.5 million during the year ended December 31, 2018. During the year ended December 31, 2018, the investment activities for which Fibria used cash consisted of mainly (i) investments of BRL 3,916.0 million in fixed assets, intangible assets and forest and advances for the acquisition of wood from forests; (ii) BRL 1,674.9 million in tradable securities; (iii) BRL 216.4 million in derivative agreements.

Financing Activities

Consolidated

In 2019, BRL 3,141.8 million net cash was generated in financing activities. Cash generation included borrowing and financing and debentures in the amount of BRL 18,993.8 million, which consisted mainly of BRL 4,340.3 in export prepayments (EPP), BRL 4,750.0 in debentures, BRL 8,061.4 in senior notes (Bonds), BRL 1,813.8 in advances on foreign exchange contracts (ACC). On the other hand, BRL 13,994.7 of debt was settled.

Suzano

In 2018, BRL 20,035.0 million of net cash was generated in financing activities, while in the period ended December 31, 2017, the amount of BRL 2,612.2 million was applied. In 2018, cash generation included: (i) acquisition of borrowings, financing and debentures in the amount of BRL 25,645.8 million for the constitution of cash and subsequent financial settlement of the operation with Fibria; (ii) settlement of a derivative transaction of BRL 1,586.4 million; (iii) settlement of borrowings and financing of BRL 3,738.6 million; and (iv) dividend payments in the amount of BRL 210.5 million.

In 2017, BRL 2,612.1 million net cash was invested in financing activities, in the period ended December 31, 2016, the amount of BRL 638.5 million was generated. On December 31, 2017, the use of cash included: (i) loan payments in the amount of BRL 4,533.7 million; (ii) a share buyback program of BRL 0.08 million; and (iii) dividend payments in the amount of BRL 570.6 million. In 2017, the sources of financing were: (i) treasury shares used to meet the share-based compensation plan in the amount of BRL 8.5 million; (ii) settlement of derivative transactions in the amount of BRL 39.7 million and (iii) new borrowings in the amount of BRL 2,562.0 million, mainly BRL 2,315.6 million from Senior Notes (Bond) and BRL 109.6 million in FIDC Fund.

In 2016, BRL 638.5 million net cash was generated in financing activities, in the period ended December 31, 2015, the amount of BRL 2,529.3 million was applied. As of December 31, 2016, the use of cash included: (i) loan payments in the amount of BRL 4,853.0 million and (ii) dividend payments in the amount of BRL 300.0 million. In 2016, the sources of financing were: (i) treasury shares used to meet the share-based compensation plan in the amount of BRL 8.5 million; (ii) settlement of derivative transactions in the amount of BRL 117.3 million; and (iii)

new borrowings in the amount of BRL 5,665.6 million, mainly BRL 1,629.6 million from Senior Notes (Bond), BRL 2,500.0 million in Export Credit Notes, BRL 1,056, 6 million and a “BNDES Finem” financing line of BRL 116.2 million.

Fibria

Fibria’s net cash provided by financing activities, which include short and long-term secured and unsecured loans and debt repayments, resulted in a cash reduction of BRL 3,609.4 million in 2018, compared to an increase of cash of BRL 2,386.8 million in 2017.

In the year ended December 31, 2018, Fibria raised BRL 1,343.8 thousand, mainly attributable to (i) export pre-financing contract, in the total amount of BRL 540.2 million and (iii) contracts signed with BNDES, of which BRL 803.6 million was disbursed in 2018. Part of these funds was used to pay the total amount of BRL 1,921.9 million of Fibria’s principal debt.

In addition, Fibria had access to a revolving credit line committed to support any cash needs that might arise.

10.2. Comments on:

a) Company’s results of operations, in particular: (i) description of any important revenue components; and (ii) factors that materially affected operating income/expenses.

Please find below the comments from the Executive Board of Officers of Suzano corresponding to the analysis of (i) the important revenue components, and (ii) main factors that materially affected operating income/expenses which, in both cases, are: sales level (volume and revenue per product), sales destination (mix between domestic market and different export regions), market share and prices. Other exogenous factors over which the Company has little or no control are commented in item “10.2.b”.

In 2019, the joint operation of the companies Suzano Celulose e Papel and Fibria Celulose began after the merger of the two companies. The data reported below are representative of Suzano S.A. for 2019 and Suzano Celulose e Papel for previous years.

Pulp Sales

In the fiscal years ended in 2019, 2018 and 2017, the Company’s pulp sales accounted for, respectively, 80.8%, 65.4% and 65.5% of its total net operating income. The export volume accounted for 91.2%, 90.8% and 89.7%, of the total volume of pulp sold in these same periods. Export sales volume was 8.6 million tons, 2.9 million tons and 3.2 million tons in the years ended 2019, 2018 and 2017, respectively.

Total sales of pulp	Fiscal year ended December 31,
	2019	2018	2017
Company’s sales (in thousand tons)
Volume of sales in the domestic market	831	298	374
Volume of sales in in the foreign market	8,581	2,928	3,241
Total volume of sales	9,412	3,226	3,615
Company´s Net Operating Revenue (in millions of BRL)
sales in the domestic market	1,834	744	620
sales in in the foreign market	19,194	8,039	6,271
Total net operating revenue	21,028	8,783	6,892

Pulp Sales Destination

The Company seeks to commercialize its production with a focus on profitability. Thus, the sales allocation prioritizes the most profitable markets and clients, within the margin allowed under the commercial policy.

Pulp Revenue by Region	2019	2018	2017
Europe	28%	32%	29%
Asia	46%	44%	46%
Brazil	9%	8%	9%
North America	17%	15%	14%
South/Central America	0%	1%	1%

Still in line with our commercial policy, we seek the balance in sales of pulp for the different segments of paper. We highlight the segment of paper for sanitary purposes, which, in 2019, remained with a significant participation in our sales mix, being the main segment serviced by Suzano.

Sales of Pulp by segment	2019	2018	2017
Sanitary Purposes	58%	63%	62%
Print & Writing	20%	13%	15%
Specialties	11%	15%	14%
Others	11%	9%	9%

Pulp Price

The average net dollar price of Suzano’s pulp sales (domestic and foreign markets) was $ 566/ton in 2019, compared to $ 745/ton in 2018, and to $ 598/ton in 2017.

The drop in the average net pulp sales price in 2019 vs. 2018 was explained by the behavior of international pulp prices. The total average net pulp price (domestic and foreign market) in Reais was BRL 2,234/ton in 2019, below the price reached in 2018, as a result of the drop in the pulp price list which was mitigated by the depreciation of the national currency against the North American dollar in the period (average exchange rate).

Paper Sales

The domestic paper market showed a slight decrease of 1.5% in aggregate demand for the products that Suzano produces and sells compared to 2018, according to data from the Brazilian Tree Industry (Ibá).

However, the Company has taken advantage of this scenario in the domestic market to accelerate several initiatives that certainly position Suzano differently in this context, such as: growth in direct sales through the “Suzano Mais” Program, advances in the average paper prices practiced in the year against the year 2018. In the years 2019, 2018 and 2017, the Company’s paper sales volume destined to the foreign market was, respectively, 32.1%, 30.0%, and 31.7% of the total paper volume.

In the fiscal years ended in 2019, 2018 and 2017, the Company’s paper sales accounted for 19.2%, 34.6 and 34.5%, respectively, of its total net operating income.

Destination of Paper Sales

The volume sold in the domestic market reached 853.4 thousand tons in 2019 compared to 878.3 thousand tons in 2018 and 806.2 thousand tons in 2017. Export volumes reached 403.1 thousand tons in 2019, 375.6 thousand tons in 2018 and 374.2 thousand tons in 2017.

The breakdown of paper sales revenue per region is shown in the table below:

Paper Revenue by Region	2019	2018	2017
Brazil	70%	71%	71%
South/Central America	14%	17%	17%
North America	8%	5%	7%
Europe	4%	5%	4%
Others	4%	3%	2%

Paper Price

The average net paper price (domestic and foreign markets) in Reais was BRL 3,968/ton in 2019, compared to BRL 3,712/ton in 2018 and BRL 3,074/ton in 2017.

In the domestic market, the average net paper price was BRL 4,078/ton, compared to BRL 3,759/ton in 2018 and BRL 3,184/ton in 2017. The average net price in the foreign market reached US$ 946/ton, compared to US$ 986/ton in 2018 and US$ 889/ton in 2017.

Printing and Writing Paper

In the fiscal years ended 2019, 2018 and 2017, respectively, the Company sold 958.4, 976.3, and 950.7 thousand tons of paper for printing and writing.

In 2019, 2018 and 2017 according to the Brazilian Tree Industry (Ibá), the Company held, respectively, the following participations (i) 44.1%, 43.1% and 43.9% in the sales of Brazilian Manufacturers to the domestic market, and (ii) 33.9%, 31.8% and 31.7%. in Brazilian exports.

The following tables show the Company’s domestic sales of paper and exports these products, as well as information on its market shares for the fiscal years ended December 31, 2019, 2018 and 2017:

Total Sales of Printing and Writing Paper	Fiscal year ended December 31,
(in thousands of tons, unless otherwise stated)	2019	2018	2017
Company’s Sales
Volume of sales in the domestic market	620	658	646
Volume of sales in in the foreign market	339	318	305
Total volume of sales	958	976	951
Sales of Brazilian Manufacturers
Volume of sales in the domestic market	1,388	1,491	1,498
Volume of sales in in the foreign market	978	938	960
Total volume of sales	2,366	2,429	2,458
Company’s Interest in the Sales of Brazilian Manufacturers
% related to the sales in the domestic market	44.7%	44.1%	43.1%
% related to the sales in the foreign market	34.7%	33.9%	31.8%
% related to the total sales	40.5%	40.2%	38.7%
Brazilian market
Volume of Sales of Brazilian Manufacturers	1,388	1,491	1,498
Import volume	276	282	350
Total volume of the Brazilian Market	1,664	1,773	1,848
Source: Brazilian Tree Industry (Ibá) and Company.

Paperboard

In the fiscal years ended 2019, 2018 and 2017, respectively, the Company sold 192.4, 188.4 and 185.7 thousand paperboard, of which 130.2, 130.8 and 116.5 tons were sold in the domestic market and 62.2, 57.5 and 69.2 thousand tons were exported.

In this segment, according to the Brazilian Tree Association (Ibá), the Company’s interest in the sales of Brazilian Manufacturers was 24.0%, 23.7% and 22.1% in 2019, 2018 and 2017, respectively. Additionally, its paperboard exports represented 28.3%, 29.7% and 35.5% of the total volume exported by Brazil in 2019, 2018 and 2017, respectively.

The table below presents the Company’s domestic sales and exports of paperboard, as well as information on its share in these markets, for the fiscal years ended December 31, 2019, 2018 and 2017:

Total Sales of Card	Fiscal year ended December 31,
(in thousand tons, unless otherwise stated)	2019	2018	2017
Company Sales
Volume of sales in the domestic market	130	131	116
Volume of sales in in the foreign market	62	58	69
Total volume of sales	192	188	186
Sales of the Brazilian Manufacturers
Volume of sales in the domestic market	545	553	526
Volume of sales in in the foreign market	219	194	195
Total volume of sales	761	747	721
Company’s Interest in the Sales of Brazilian Manufacturers
% related to the sales in the domestic market	24.0%	23.7%	22.1%
% related to the sales in the foreign market	28.3%	29.7%	35.5%
% related to the total sales	25.2%	25.2%	25.8%
Brazilian market
Volume of Sales of Brazilian Manufacturers	545	553	526
Import volume	50	57	45
Total volume of the Brazilian Market	592	610	571
Source: Brazilian Tree Industry (Ibá) and Company.

b) Variations in revenues attributable to modifications in prices, exchange rates, inflation, changes in volumes and introduction of new products and services.

Below are the comments from the Executive Board of Suzano corresponding to the analysis of the main exogenous factors over which the Company has little or no control, affecting the Company’s profit or loss.

Volatility of International prices

In the fiscal years ended December 31, 2019, 2018 and 2017, the Company’s pulp sales accounted for, respectively, 80.8%, 65.4% and 65.5% of its total net operating income, respectively. The prices of this product are determined by the balance of supply and demand, which is therefore beyond the control of the Company. The fluctuations of international price of this product affected the Company’s revenues, EBITDA and operating margins.

Paper prices, in turn, are determined by supply and demand conditions in the regional markets where paper is sold, although with a more stable behavior than pulp prices. Suzano’s revenue from paper sales to Brazil and other South and Central American countries accounted for 87%, 88% and 88%, respectively, of the Company’s total paper revenue in the fiscal years ended December 31, 2019, 2018 and 2017.

The Company believes that cyclical fluctuations in paper and cellulose prices tend to be more attenuated in relation to history, mainly: (i) the flow of information online, with the faster dissemination of news that affects prices; and (ii) the most efficient producers that replace those with the highest marginal cost. However, the Company believes that some price volatility still persists, due to several factors, including: (i) similarities between products; (ii) fluctuations in the exchange rate between the currencies of countries that import and export paper and cellulose, such as, for example, Euro, US Dollar, Renminbi and Real; and (iii) geopolitical and economic conditions in the world and in different regions.

Finally, we have long-term sales relationships with a large part of our pulp and paper customers in the domestic and export markets. These contracts generally provide for the sale of our market pulp at prices announced by us each month. These prices may vary between the different geographic areas where our customers are located. The price agreements under our long-term contracts are, in general, consistent with the prices of our other sales within the same region and follow the established BEKP price list, announced by the main pulp producers in the world.

Exchange rate variation between the real and dollar, interest rate, inflation and economic growth

The Company’s results of operations and financial condition, as reported in its financial statements, are significantly affected by the fluctuation of the real against the dollar and, to a lesser extent, the Brazilian inflation rate, interest rate and growth rate of the Brazilian economy.

Volatility of real against the dollar

The variation of the Real exchange rate against the dollar US result the in numerous effects on the consolidated financial condition of the Company and its consolidated results of operations, when expressed in Reais, besides impacting the Company’s revenues, expenses and consolidated assets denominated in foreign currency.

The revenue from export sales and, therefore, the Company’s generation of operating cash is directly and immediately affected by the average exchange rate fluctuation between the real and the dollar. In the fiscal years ended on December 31, 2019, 2018 and 2017, net revenue from dollar-denominated exports represented, respectively, 79.6%, 69.9% and 69.7% of the Company’s net sales revenues. The real depreciation increases such revenues when expressed in reais, while the real appreciation results in lower revenue from export sales. The revenues in the domestic market are indirectly influenced by the exchange rate differences, to the extent that imported papers, quoted in dollars, gain or lose competitiveness in the domestic market depending on the exchange rate.

The Company’s operating costs and expenses, such as expenses on insurance and freight related to exports and costs of chemicals used as raw material, among others, are affected by exchange rate differences. Accordingly, the real depreciation results in a growth of such costs and expenses, when expressed in reais, while the real appreciation results in the drop of such costs and expenses.

The Company’s consolidated balance sheet line items indexed in foreign currency, mainly short- and long-term borrowings and financing, foreign cash and trade receivables from foreign customers, are directly and timely affected by the exchange rate at the end of each year.

The portion of the Company’s consolidated short- and long-term borrowings and financing denominated in foreign currency totaled BRL 45,500 million or, approximately 71.4% of the Company’s gross debts on December 31, 2019. This portion is almost fully pegged to the dollar and, therefore, the fluctuations in the exchange rate between the real and the dollar directly affect the Company’s debt and profit or loss at every yearend.

Inflation

The Company’s financial condition and results of operations are also affected by inflation. Its costs and expenses, for the most part, are incurred in Reais, tending to reflect the effects of inflation. There are some exceptions that are referred in US Dollars, such as purchases of chemicals used as raw material.

Interest Rates

The exposure to fluctuations in interest rates in mainly due to:

• Fluctuations in LIBOR rate, with respect to financing denominated in dollars; and

• Fluctuations in TJLP or CDI rates, with respect to investments and financing denominated in reais.

The interest rate of the Company’s short-term investments denominated in reais is pegged to the CDI rate. The Company’s financial investments denominated in dollars are subject to the fluctuations of the rates pegged to the US Treasury bonds.

Given the risk of extinction of Libor over the next few years the Company has been actively negotiating its contracts with clauses that envisage discontinuation of such interest rate. Most debt already has some clause for replacement of the rate by a reference index or rate interest equivalent, for agreements that have no specification a renegotiation clause between the parties has been added. Derivative contracts linked to Libor envisage that there will be a negotiation between the parties to define a new rate or an equivalent rate will be provided by the calculation agent.

Over the next few years, until the extinction of Libor, the company will actively work to reflect an equivalent replacement rate in all its contracts.

Economic Growth Rate

The Company’s result tend be directly impacted by the international and domestic economic growth level. The economic growth, expressed in terms of the variance of the Gross Domestic Product (GDP), mainly influences the level of demand for the Company’s products and its growth compared to prior periods. Moreover, the increase or decrease of the market demand is likely to affect the levels of the prices charged by the sector.

Production Capacity and Volumes

The Company’s profit or loss is also affected by its production capacity and volume. In 2019, the Company produced 9.997 million of tons, being 8.757 million tons of pulp and 1.240 million tons of paper.

c) Impact of inflation, fluctuation in the prices of the main inputs and products, exchange and interest rates on the issuer’s operating income/expenses and financial income/expenses:

As already shown in item “10.2.b”, external factors relating to fluctuations in market prices, exchange rate differences, interest rate, inflation and economic growth, may result in an undesired level of volatility on the Company’s cash generation and profit or loss.

Accordingly, the Company adopts the risk management policy to mitigate market volatilities that seek to: (i) hedge the Company’s cash flow and equity against fluctuations in the market prices of inputs and products, exchange and interest rates, price and inflation indices, or also other assets or instruments traded on liquid or illiquid markets, to which the Company’s assets, liabilities or cash generation are exposed; and (ii) optimize the contracting of financial instruments to hedge the exposure at risk, by using natural hedges and correlations between prices of different assets and markets, avoiding the waste of resources through the inefficient contracting of transactions. The Company’s contracted financial transactions are intended to hedge against existing exposures, it being prohibited the assumption of new risks other than those arising from the Company’s operating activities.

For example, generally in the case of a real depreciation, two effects are observed: (i) the first, adverse and temporary, is related to the adjustment of the net foreign exchange exposure of the balance sheet (balance of asset and liability accounts denominated in foreign currency, including, without limitation, the balances of gross debt and cash denominated in dollars, inventories, trade receivables and payables in foreign currency and the amount of currency swap positions for hedge against the currency exposure of the cash flow); and (ii) the second, positive and permanent, refers to the higher generation of operating cash arising from the growth in export revenues denominated in dollars.

Accordingly, the Company’s financing and currency hedge are based on the fact that approximately 80% of the net revenue derives from exports in dollars, while the major portion of production costs is pegged to the Real. Such structural exposure allows the Company to contract export financing in dollars and reconciles financing payments with the flow of sales proceeds, providing a natural cash flow hedge for these commitments. The excess revenue in dollars not linked to debt commitments and other obligations is sold in the exchange market when funds are nationalized.

As additional hedge, sales of US Dollars are contracted in the futures markets and positions in an instrument that consists of the simultaneous combination of the purchase of put options and the sale of call options of US Dollars, with the same principal value and maturity, in order to protect the cash flow of exports, creating a floor and a ceiling for the dollar exchange rate. The sales in futures markets are limited to a percentage of the excess funds within an 18-month period and, therefore, are linked to the foreign exchange availability for sale in the short term.

In addition to foreign exchange hedge operations, contracts are entered into for floating interest rate swaps to fixed rates, to reduce the effects of changes in interest rates on the debt value and swap contracts between different interest rates and correction indexes, as a way to mitigate the mismatch between different financial assets and liabilities and contracts to fix part of the exposure to the bunker (oil), in order to protect logistical costs related to the contracting of sea freight sales.

10.3. The officers shall comment on the relevant effects that the events below have caused or are expected to cause on the issuer’s financial statements and results:

a) Introduction or disposal of operating segment.

Management has defined and uses as operating segments the following:

(i)	Pulp: comprises the production and sale of hardwood eucalyptus pulp and fluff to mainly fulfill the demands from the foreign market, which excess volume is sold to the domestic market; and

(ii)	Paper: comprises the production and sale of paper to fulfill the demands from the domestic and foreign markets. The sales of the consumer goods segment (tissue) are classified in this segment due to the immateriality of the segment, however, there has been progress in relation to the sales volumes of Eucafluff ®, to supply the diaper and absorbent market. These new businesses are diversified and the expectation is that these new businesses will increase their representativeness in the consolidated result year after year, with greater value creation and in a sustainable manner, in order to reduce the volatility of the Company’s results.

b) Incorporation, acquisition or disposal of equity interest.

PCH Mucuri

On October 25, 2016, the Company has entered into with Queiroz Galvão Energia S.A. an agreement for the purchase and sale of all shares of Mucuri Energética S.A., which owns a small hydroelectric power plant located in the municipalities of Carlos Chagas and Pavão. This transaction was consummated on February 19, 2018 after the implementation of the respective conditions precedent and obtainment of the necessary approval from the competent governmental authorities. The total amount paid was BRL 48,028 thousand.

FACEPA

On December 3, 2017, the Company entered into with members from the Farah family a Purchase and Sale Agreement and Other Covenants for the direct and indirect acquisition of approximately 92.84% of the total capital stock and 99.99% of the common capital stock of FACEPA Fábrica de Papel da Amazônia S.A., for a total price of three hundred and ten million reais (BRL 310,000,000.00), subject to adjustments. On January 19, 2018, the Administrative Council for Economic Defense (CADE) approved, without restrictions, the transaction for the acquisition of Facepa by Suzano. On March 1, 2018, after the precedent conditions had been implemented and approvals were obtained from the competent government authorities, were completed the acquisition by Suzano of (i) 100% of AGFA - Comércio, Administração e Participações Ltda. (“AGFA”), a holding company whose main asset was (and continues to be) the 28.84% interest in Facepa’s share capital, and (ii) the total direct interest then held by Facepa’s controlling shareholders, corresponding to 64% of the share capital of Facepa, thus totaling the acquisition of the aforementioned 92.84% interest in the share capital of Facepa. The total amount paid was BRL 267,876 thousand. With this acquisition, the Company becomes one of the largest manufacturers of sanitary papers in Brazil, with a prominent position in the North and Northeast regions. In addition to the Facepa units, in Belém (State of Pará) and Fortaleza (State of Ceará), acquired upon consummation of the operation as mentioned above, the Company already operates its own plants in Mucuri (State of Bahia) and Imperatriz (State of Maranhão).

Land and forest purchases in São Paulo

On February 5, 2018, the Company disclosed to the market that it has entered into a Forestry Asset Purchase and Sale, Rural Property Purchase and Sale Commitment, Call Option Agreement and Other Covenants, with Suspensive Clause, with Duratex S.A., whereby it: (i) has acquired approximately 9,500 (nine thousand five hundred) hectares of rural land and 1,200,000 m³ (one million two hundred thousand cubic meters) of forests in the central region of the state of São Paulo, at the price of BRL 308.1 million; and (ii) has acquired a call option for approximately 20,000 (twenty thousand) hectares of rural land in the same region and 5,600,000 m³ (five million six hundred thousand cubic meters) of forests, at the price of BRL 749.4 million, which option was exercised at the Company’s sole discretion up to July 2, 2018, being consummated the acquisition of such land and forest areas object of the exercise of such call option on August 31, 2018. Coupled with the Company’s solid forest base in the central region of the state of São Paulo, where the Company already owned approximately 61,000 (sixty-one thousand) hectares, this transaction has optimized its base, reducing the average radius for the industrial unit in Limeira, besides generating to the Company the option of a potential pulp production expansion project in the State of São Paulo.

Maxcel and Itacel

The following companies took part in the concession process at the Port of Itaqui: Maxcel Empreendimentos e Participações S.A. (“Maxcel”), a wholly owned subsidiary of Suzano, and Itacel - Terminal de Celulose de Itaqui S.A. (“Itacel”), a wholly owned subsidiary of Maxcel. Maxcel participated with the driver in the bidding process, having the incorporation of a lessee as SPE (Special Purpose Company), in this case, Itacel, which, in addition to being the leaseholder of the concession, is responsible for the operation and storage of pulp in the leased area. The amount invested to establish these subsidiaries was BRL 46,922 thousand.

Fibria

On January 14, 2019, a transaction was consummated that resulted in the ownership, by the Company, of all shares issued by Fibria Celulose S.A. (“Fibria”), which, on April 1, 2019, was merged into the Company. The operation sought to create a solid company, with top-tier assets, strategically located, capable of supplying customers in all continents with its products efficiently.

As estimated by Management, the integration of the activities of the Company and Fibria has enabled the capture of efficiency gains and synergies derived from the reduction of operating, logistical and administrative costs and risks, enabling Suzano to consolidate its position in the international market as the lowest cost producer in the pulp industry.

c) Nonrecurring events or transactions.

On November 10, 2017, the Company’s migration process from the Level 1 listing segment of B3 S.A. – Brasil, Bolsa, Balcão to the Novo Mercado listing segment was completed, upon the conversion of each Class A or B preferred share issued by the Company into one common share and beginning of trading of the shares issued by the Company in the Novo Mercado listing segment.

On December 10, 2018, pursuant to a program approved by the Brazilian Securities and Exchange Commission (“CVM”), Suzano started trading its American Depositary Receipts (“A DRs”), Level II, on the New York Stock Exchange under the code “SUZ”. Previously, its ADRs were registered in the Level I segment and traded on the American Over-the-Counter Market (“OTC”), under the code “SUZBY”.

10.4 Significant Changes in Accounting Practices - Qualifications and Emphasis in the Auditor’s Opinion

a) Significant changes in accounting practices

Below, we present the comments of our Executive Board relating to the analysis of the significant changes in accounting practices and their impacts on the financial statements.

During the fiscal year ended December 31, 2019, it spontaneously changed its accounting practice in the preparation of its financial statements, related to items iii. to vi., listed below.

During the fiscal years ended December 31, 2018 and 2017, the Company did not make any spontaneous changes in accounting practices in the preparation of its financial statements.

The individual and consolidated financial statements presented have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and in accordance with the pronouncements issued by the Accounting Pronouncements Committee (Comitê de Pronunciamentos Contábeis - “CPC”).

The consolidated financial statements include directly and indirectly controlled companies and joint operations and businesses, whose financial statements match the Company’s base date, except for Futuragene PLC, whose base date is November 30, 2019. However, it does not have a material effect in relation to the consolidated result and, if there is any significant event up to December 31, 2019, the same is adjusted in the consolidated financial statements.

a.1) Change in accounting practice for 2019

In 2019, the following standards/interpretations were issued and approved by the Accounting Pronouncements Committee (CPC) and International Accounting Standards Board (IASB), effective for years beginning on January 1, 2019. The new standards are presented below:

i.              Leasing operations - CPC 06 (R2)/IFRS 16

The Company adopted the CPC 06 (R2)/IFRS 16 standard as of January 1, 2019. This standard determines that the Company recognizes, in its liabilities, future payments and in its assets the right to use the leased asset for all leasing agreements, with exemption allowed for short-term or low-value contracts. Low-value or short-term contracts covered by the standard exemption refer to those whose individual asset values are less than US$ 5 or whose maturity is less than 12 months, represented, substantially, by computer equipment and vehicles. The Company adopted the standard using the modified retrospective approach that does not require restatement of comparative balances.

In adopting the standard, the Company recognized gross leasing liabilities of PIS/COFINS in relation to agreements that meet the definition of lease, whose liabilities were measured by the present value of the remaining lease payments, discounted based on the nominal interest rate of incremental loan. The assets associated with the right of use were measured at an amount equal to the lease liability at January 1, 2019, without impact on retained earnings.

The Company used the following practical procedures permitted by the standard:

(i) the use of a sole discount rate for a lease portfolio with reasonably similar characteristics;

(ii) the lease agreements whose maturity will occur within 12 months from the date of initial adoption of the standard, the accounting was as short-term leases directly in income;

(iii) accounting for lease payments as expenses in the case of leases for which the underlying asset is of low value;

(iv) the use of delayed perception in determining the lease term, when the contract contains options to extend or terminate the lease; and

(v) the Company exclude initial direct costs from the measurement of the right-of-use asset on the date of initial adoption.

The effects of the adoption of this standard resulted in the recognition of rights of use assets and liabilities in the amount of BRL 3,357,850 on January 1, 2019. The greatest impact produced by this standard is related to the recognition in the balance sheet of the lease agreements of land used for the formation of eucalyptus forests, with terms of validity of up to 3 forest formation cycles, around 21 years, and ships and vessels, used in the international transportation of finished products for 15 years. The amounts recognized by nature of assets are shown below:

Asset Nature	Present Value of the asset (a)	Discount Rate (b)
Land and plot	BRL 1,762,943 thousand	10.89%
Machines and equipment	BRL 143,685 thousand	10.15%
Properties	BRL 41.570 thousand	10.92%
Ships and boats	BRL 1,408,640 thousand	10.76%
Vehicles	BRL 1,012 thousand	8.99%
Total	BRL 3,357,850 thousand
(a)	Gross tax liability.
(b)	To determine the discount rates, quotations were obtained from financial institutions for contracts with characteristics and average terms similar to lease agreements.

ii.               Uncertainty about Treatment of Taxes on Profit - ICPC 22/IFRIC 23

This interpretation clarifies how to measure and recognize current and deferred income tax and social contribution assets and liabilities, in the light of CPC 32/IAS 12 - Income Taxes, in cases where there is uncertainty about treatments applied in calculations of the respective taxes. The Management analyzed the main tax treatments adopted by the Company in the open periods subject to questioning by tax authorities and concluded that there is no significant impact to be recorded in the financial statements.

The Company assessed the changes introduced by this new interpretation and based on the analyzes carried out, did not identify any material impacts on the financial statements.

iii.               Amortization of surplus value of subsidiaries

The Company adopts the policy of classifying the amortization of the surplus value of the assets and liabilities calculated on the acquisition of subsidiaries under the caption Other net, operating incomes (expenses), in the income statement of the controlling entity. In the consolidated, the amortization of the surplus value of assets and liabilities is classified under the caption cost of goods sold, selling expenses, general and administrative expenses, other net, operating income (expenses) and financial results, in accordance with the realization of the items that gave rise to it.

iv.               Comparability of the statement of cash flows

The Company made certain reclassifications in the statement of cash flows for the year ended December 31, 2018, substantially in operating activities, for a better comparison with the statement of cash flows for the year ended December 31, 2019.

v.               Investment revaluation - Ensyn and Spinnova Oy

Ensyn and Spinnova’s investments were previously classified as financial investments measured at fair value through other comprehensive income. However, in the second and third quarters of 2019, respectively, based on the shareholders’ agreement and recent investments made in Ensyn and Spinnova, the Company increased its participation and obtained significant influence.

Accordingly, as from the second and third quarters of 2019, respectively, the Company recorded its investments in Ensyn and Spinnova, prospectively by the equity pickup using the method of the fair value method as assigned cost, with the consequent presentation of the investment in caption of equity interest in subsidiaries, affiliates, joint operations and joint ventures and no more under the caption of other investments.

In relation to Ensyn, goodwill was identified and recorded for future profitability in this transaction in the amount of US$ 40,049 (equivalent to BRL 154,578), due to the difference between the amount paid in US$ 43,000 (equivalent to BRL 165,928) and the fair value of the investee’s equity of US$ 2,941 (equivalent to BRL 11,350).

Regarding Spinnova, a gain by advantageous purchase was identified and recorded under the caption of other operating income in this transaction in the amount of EUR6.748 (equivalent to BRL 32,705), arising out the difference between the purchase price of EUR12.500 (equivalent to BRL 55,210) and the fair value of the investee’s equity of EUR 19,248 (equivalent to BRL 87,915).

vi.               Biological assets

The Company’s biological assets are eucalyptus forests originating exclusively from renewable plantations and destined for the pulp and paper production process, measured at fair value and deducted from estimated sales costs at the time of harvest. The measurement of fair value is carried out every six months, as Management believes that this interval is sufficient so that there is no significant gap in the fair value of biological assets recorded in its financial statements and uses the discounted cash flow method according to the projected cycle of productivity of these assets.

Considering that Suzano and Fibria used different assumptions to measure the fair value of biological assets, in the first measurement after the business combination, the Company revised the premise called “useful planted area”, so that immature forests (up to 2 (two) years of age from planting date) are maintained at historical cost. As a result, the Management considers that during this period, the historical cost of biological assets is close to their fair value. In addition, the objective of this change is to reflect the experience acquired in the measurement process of biological assets and the alignment of the calculation methodology with the Company’s forest management, which considers the carrying out of continuous forest inventories for the purpose of estimating the stock of wood or projections of future production, represented by the average annual increase (“IMA”), from the 3rd year of planting.

Considering the fact that in the first 2 (two) years of forest formation the historical cost is close to its fair value, as described above, this alignment of approach did not generate significant impacts on the Company’s financial statements.

The other premises have not changed.

The gain or loss on changes in the fair value of biological assets is recognized under the caption Other net operating income (expenses). The depletion value is measured based on the depletion (harvest) of the forests.

The significant assumptions used in determining the fair value of biological assets were:

i)        Average cycle of forest formation of 6 and 7 years;

ii)        Useful planted areas of forests from the 3rd year of planting;

iii) The Average Annual Increase (“IMA”) which consists of the estimated volume of wood with bark in m3 per hectares, based on the genetic material applied in each region, silvicultural and forest management practices, productive potential, climatic factors and soil conditions;

iv) The estimated average standard cost per hectare includes expenses with silviculture and flower management applied to each year of formation of the biological cycle of forests, plus the cost of land lease contracts and the opportunity cost of own land;

v) Average gross eucalyptus sale prices were based on specialized research in transactions carried out by the Company with independent third parties and/or weighted by the cost of formation plus the cost of capital plus estimated margin for regions where there is no market reference available; and

vi) The discount rate used in cash flows is calculated based on the capital structure and other economic assumptions for an independent market participant in the sale of standing timber (forests).

The table below shows the measurement of the premises used:

December 31, 2019
Useful planted area (hectare)	988,720
Mature assets	86,352
Immature assets	902,368
Average annual increase (IMA) - m 3/hectare/year	38.34
Average sale price of eucalyptus - BRL/m3	66.81
Discount rate -%	8.4%

vii.               Taxes on Profit - CPC 32/IAS 12

This pronouncement was amended and clarifies that the tax effects of income taxes on dividend distributions related to financial instruments classified in equity, must follow the classification of past transactions or events that generated distributable profits. This standard is applicable to all income tax effects related to dividends, including distributions whose accounting treatments are similar to dividends, for example, interest on equity. The Company assessed the content of this pronouncement and did not identify any material impacts.

viii.               Loan Costs - CPC 20/IAS 23

This statement has been amended and clarifies that if a specific loan remains open after the corresponding qualifying asset is ready for use or sale, it will become part of general loans for the purposes of determining the costs of loans eligible for capitalization in another qualifying assets, for which there are no specific loans. The Company assessed the content of this statement and did not identify any material impacts.

ix.               Business combination - CPC 15/IFRS 3

This pronouncement was changed and clarifies that obtaining control over a business that was previously a joint operation, under CPC 19/IFRS 11, of the acquirer, is a combination of business in stages (“step-acquisition”). Accordingly, the acquirer must remeasure the previously held interest in the joint operation at fair value, on the acquisition date. The Company assessed the content of this pronouncement and did not identify any material impacts.

x.               Joint business - CPC 19/IFRS 11

This pronouncement was amended and clarifies that, when an entity obtains joint control of a business that is a joint operation, it does not remeasure the holdings previously held in that joint operation. The Company assessed the content of this pronouncement and did not identify any material impacts.

xi.               Employee Benefits - CPC 33/IAS 19

This pronouncement was amended and clarifies that, when there is an event of alteration, reduction or liquidation of a defined benefit plan, the entity must update the assumptions previously used and remeasure the current service cost and net interest for the remaining period, after the changes. The Company assessed the content of this pronouncement and did not identify any material impacts.

xii.               Investment in affiliate, subsidiary and jointly controlled venture - CPC 18 (R2)/IAS 28

CPC 48/IFRS 9 - Financial Instruments excluded from its scope equity interests in associates and joint ventures, which are accounted for using the equity method in accordance with CPC 18 (R2)/IAS 28. The amendment to CPC 18 (R2)/IAS 28 clarified that the said scope exclusion in CPC 48/IF RS 9 applies only to investment elements that are accounted for using the equity method. Accordingly, the accounting of long-term financial instruments with an affiliate or joint venture that, in substance, are part of the net investment in these investees, but for which the equity method does not apply, must follow the requirements of the CPC 48/IFRS 9. The Company evaluated the content of this pronouncement and did not identify or material impacts.

a.2) Change in accounting practice for 2018

In 2018, the following rules/interpretations were issued and approved by the Accounting Pronouncements Committee (CPC) and International Accounting Standards Board (IASB), effective for years beginning on January 1, 2019. The Company did not adopt them in advance for the preparation of the financial statements for the year ended December 31, 2018. The new standards are presented below:

i.                    CPC 06 (R2) (IFRS 16) - Leasing operations

This standard replaces the existing guidelines in IAS 17, and essentially determines that lessees will have to recognize future liabilities in their liabilities and in their assets the right to use the leased asset for practically all leasing agreements, as well as financial and operating leases now have the same accounting treatment, and certain short-term or low-value rats are outside the scope of this new standard. The standard is applicable from January 1, 2019.

The Company will adopt IFRS 16 on January 1, 2019 using a modified retrospective approach that results in the prospective application of the standard. The modified retrospective approach does not require updating the accounting information for the previous period.

In adopting IFRS 16, the Company will recognize lease liabilities in relation to contracts that meet the definition of lease, in accordance with the principles of the new standard. These liabilities will be measured at the present value of the remaining lease payments, discounted based on the incremental loan rate on January 1, 2019. The assets associated with the right to use will be measured at the amount equal to the lease liability on January 1, 2019, with no impact on retained earnings.

In the initial adoption, the Company will use the following practical procedures permitted by the standard:

(i)	The use of a single discount rate for a lease portfolio with reasonably similar characteristics;

(ii)	Lease contracts whose maturity will run up to 12 months from the date of initial adoption of the standard, the accounting will be as short-term leases (directly in the income statement);

(iii)	Accounting for lease payments as expenses in the case of leases for which the underlying asset is of low value; and

(iv)	The use of past perception in determining the lease term, when the contract contains options to extend or terminate the lease.

ii.               IFRIC 23 - Uncertainty about profit tax treatment

The standard clarifies the way of accounting for tax positions related to Income Tax and Social Contribution. This standard is applicable when there are uncertainties regarding the acceptance of the treatment by the tax authority. If acceptance is not likely, the values of tax assets and liabilities should be adjusted to reflect the best resolution of the uncertainty.

IFRIC 23 does not introduce new disclosures, but reinforces the need to comply with existing disclosure requirements on (i) judgments made; (ii) assumptions or other estimates used; and (iii) the potential impact of uncertainties that are not reflected in the financial statements. The standard is applicable from January 1, 2019.

The Company evaluated the changes introduced by this new standard and, based on the analyzes carried out, did not identify any material changes that have an impact on its financial statements.

The transition method adopted by the Company is the retrospective transition model with modification, of which, the respective pronouncement will have an effect on the balance sheet of the Company from the date of adoption, in this case, January 1, 2019, and the comparative numbers are not changed to reflect the accounting practice adopted by the Company.

a.4) Change in accounting practice for 2017

In the year ended December 31, 2017, the following accounting standards were issued and approved by the CPC and IASB, effective for years beginning as of January 1, 2018 and which were adopted by the Company in the preparation of the financial statements for the year ended December 31, 2018:

i.                    IFRS 9 (CPC 48) Financial instruments

Replaces the existing guidelines of IAS 39, except for recognition and derecognition of financial instruments, and includes the reviewed guideline on the classification and measurement of financial instruments, a new model of credit estimated loss for the calculation of financial assets impairment. IFRS 9 is effective for years beginning on or after January 1, 2018.

The Company evaluated the changes introduced by this new standard and, based on the analysis carried out up to the closing of these financial statements, the estimated mapped impact of estimated loss with doubtful accounts (“PECLD”), in line item trade receivables, will be immaterial in relation to line item Accounts Receivable. For the other financial instruments, we have identified no impact in relation to the current structure of Company´s financial instruments.

ii.                    IFRS 15 (CPC 47) Revenue from contracts with customers

It replaces the guidelines in IAS 18/IAS 11, and essentially determines that revenue is recognized, no longer by the transfer of risks and benefits to the client, but by the transfer of control, where the achievement of performance obligations, recognized over time or at any given time, identified in the contracts signed, is decisive for the evaluation of the consideration that the company expects to receive in exchange for the control of these goods or services, and therefore the portion of the revenue to be recognized. IFRS 15 is effective for years beginning on or after January 1, 2018.

The Company assessed the changes introduced by this new standard and, based on the analysis performed, it did not identify any changes the could impact its financial statements, due to the fact that: (i) all criteria for revenue recognition have already been met; and (ii) the Company has no performance obligations subsequent to the delivery of the assets, i.e., the Company fulfills the performance obligation by transferring the asset promised to the client at a specific time. This procedure is applicable to the Company for the domestic and foreign market.

b) Significant effects of changes in accounting practices

The financial statements of December 31, 2019, should be read in conjunction with the financial statements of the Company and Fibria for the fiscal year ended on December 31, 2018, since its objective is to provide an update of activities, events and significant circumstances in relation to those financial statements, as the executive board understands that there were significant effects of changes in accounting practices arising out the effects of the business combination with Fibria and, therefore, are not comparable with each other.

For the financial statements of December 31, 2018 and 2017, the executive board understands that there were no significant effects of changes in accounting practices and, therefore, are comparable with each other.

c) Reservations and emphases present in the auditor’s opinion

The officers inform that the independent auditors’ reports for the fiscal years ended December 31, 2019, 2018 and 2017 do not contain any reservations or emphases and agree with the opinion expressed in these reports.

10.5 Critical Accounting Policies

The Company’s officers consider a critical accounting policy when it requires Management to make judgments, estimates and define accounting assumptions regarding the future, whose uncertainty may lead to results that require a significant adjustment to the book value of certain assets, liabilities, income and expenses in future years. The assumptions used in the accounting estimates of the Company are continuously reviewed and any changes are recognized in the financial statements in the period in which such reviews are made.

The Company’s officers highlight the following critical policies, which contain information on judgments and assumptions and which have significant effects on the amounts recognized in the financial statements and which have a significant risk of resulting in a material adjustment:

i.                    Business combination

Business combination are accounted for using the acquisition method when there is a transfer of control to the acquirer. The cost of an acquisition is measured by the sum of the consideration transferred, measured based on the fair value on the acquisition date, and the value of any non-controlling interest in the acquired company. For each business combination, the acquirer must measure the non-controlling interest in the acquiree at fair value or based on its interest in the net assets identified in the acquiree. Costs directly attributable to the acquisition are accounted as expense when incurred, except for costs related to the issuance of debt instruments or equity instruments which are presented as debt reducers or in equity, respectively.

In the business combination, acquired assets and assumed liabilities are evaluated in order to classify and allocate them according to the contractual terms, economic circumstances and relevant conditions on the acquisition date.

Initially, goodwill for expected future profitability is measured as the excess of the consideration transferred in relation to the fair value of the acquired net assets (net identifiable assets and net assumed liabilities). After initial recognition, goodwill for expected future profitability (goodwill) is measured at cost less any accumulated impairment losses. For the purpose of testing the recoverable amount, goodwill for expected future profitability (goodwill) is allocated to each of the cash generating units that will benefit from the acquisition.

Gains on an advantageous purchase are recognized immediately in the income. The transaction costs are recorded in the income statement as incurred.

Contingent liabilities related to tax, civil and labor matters, classified in the acquiree as possible and remote loss risk, are recognized in the acquirer.

In the acquisition transactions investments in associates and with shared control, the complementary guidelines apply to CPC 15/IFRS 3 - Business Combination, CPC 19/IFRS 11 - Joint Business and CPC 18/IAS 28 - Investments in Affiliates, subsidiary and joint venture. Based on the equity method, the investment is initially recognized at cost. The carrying amount of the investment is adjusted for the purpose of recognizing the variances in the acquirer’s interest in the acquiree’s shareholders’ equity as of the acquisition date. The measured goodwill for future profitability (goodwill) is secreted from the carrying amount of the investment. Other intangible assets identified in the transaction should be allocated in proportion to the interest acquired by the Company, due to the difference between the book values recorded in the negotiated entity and its calculated fair value (plus the value of the assets), which are liable to be amortized.

In the individual financial statements, the excess of fair value of identifiable assets acquired and liabilities assumed in relation to shareholders’ equity on the date of acquisition of subsidiaries remains recorded in the investment account under the caption of surplus value of assets of subsidiaries.

ii.                    Fair value of financial instruments (derivative and non-derivative) (note 4)

a.    Financial assets

a.1. Classification

Financial assets are classified based on the individual characteristics of the instruments and the asset or portfolio management model in which they are contained, whose measurement and presentation categories are:

(i)        amortized cost;

(ii)        fair value through comprehensive income;

(iii)        fair value through income.

Regular purchases and sales of financial assets are recognized on the trade date, that is, on the date on which the Company promises to buy or sell the asset. Financial assets are written off when the rights to receive cash flows from investments have significantly expired or been transferred all the risks and benefits of the ownership.

(i) Financial assets measured at amortized cost

They are financial assets held by the Company (i) for the purpose of receiving their contractual cash flow and not for sale with profit or loss realization and (ii) whose contractual terms give rise, in specified accounts, to cash flows that constitute, exclusively, payments of principal and interest on the principal amount outstanding. Their variations are recognized in the net financial result.

Comprises the balance of cash and cash equivalents, trade accounts receivable from clients and other assets.

(ii) Financial assets measured at fair value through comprehensive income

They are financial assets held by the Company (i) both for the receipt of its contractual cash flow and for the sale with profit or loss realization and (ii) whose contractual terms give rise, on specific dates, to cash flows that constitute, exclusively, payments of principal and interest on the principal amount outstanding. In addition, investments in equity instruments are classified in this category, in which, on initial recognition, the Company opted to present the subsequent changes in its fair value in other comprehensive income. Their variations are recognized in the net financial result, except for the fair value of investments in equity instruments, which are recognized in other comprehensive income.

Comprises the balance of the caption other investments.

(iii) Financial assets measured at fair value through income

Financial assets that are not measured at amortized cost or fair value through other comprehensive income are classified in this category. Their variations are recognized in the item net financial income, for non-derivative financial instruments and in the item result of derivative financial instruments, for derivative financial instruments.

Comprises the balance of financial investments, derivative financial instruments, including embedded derivatives and stock options.

a.2. Compensation of financial instruments

Financial assets and liabilities are offset and the net amount is recorded in the balance sheet when there is (i) a legally applicable right to offset the recognized amounts and (ii) an intention to settle them on a net basis, or to realize the asset and settle the liability simultaneously.

a.3 Impairment of financial assets

(i) Financial assets measured at amortized cost

Annually, the Company assesses whether there is evidence that the financial asset may be subject to impairment loss, and is recorded only after the verification of the result of one or more events that occurred after recognition and impact on the estimated future cash flows of the financial asset that can be reliably estimated.

The criteria used to determine whether there is evidence of impairment loss include:

(i)        significant financial difficulty of the issuer or borrower;

(ii)        default event in the contract, such as default or delay in payment of interest or principal;

(iii)        when the Company, for economic or legal reasons related to the borrower’s financial difficulty, guarantees the borrower a concession that the lender would not receive;

(iv)        it is probable that the borrower will declare bankruptcy or other financial reorganization;

(v)        the disappearance of an active market for that financial asset due to financial difficulties;

(vi)        observable data indicating that there is a measurable reduction in future estimated cash flows from a portfolio of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the portfolio.

The amount of the impairment loss is measured by the difference between the book value and the present value of estimated future cash flows discounted at the original interest rate of the financial assets. The carrying amount of the financial asset is reduced and the amount of the impairment loss is recognized in the income statement for the year.

In subsequent measurement, if there is an improvement in the asset’s classification, such as, for example, an improvement in the debtor’s credit level, the impairment loss previously recognized should be reversed in the income statement.

(ii) Financial assets measured at fair value through comprehensive income

Annually, the Company assesses whether there is evidence that the financial asset may be subject to impairment.

For such financial assets, a significant or prolonged reduction in the fair value of the security below in its cost is an evidence that the asset is impaired and the impairment loss, measured by the difference between the acquisition cost and the current fair value, less any loss previously recognized in other comprehensive income, should be recognized in the income statement.

b.             Derivative financial instruments and hedge activities

The derivative financial instruments are recognized at fair value on the date a derivative contract is entered into and are subsequently measured at fair value, whose variations are recorded under results of the derivative financial instruments in the income statement for the year.

Derivative financial instruments embedded in main non-derivative contracts are treated as a separate derivative when their risks and characteristics are not intrinsically related to those of the main contracts and these are not measured at fair value through income.

For embedded derivative financial instruments that do not have an option feature, these are separated from their main contract in accordance with their expressed or implied substantive terms, so that the fair value is zero on initial recognition.

iii.               Annual analysis of the recoverable value of non-financial assets

a.             3.2.11. Cash and cash equivalents

Comprises cash balances, bank deposits and immediate liquidity investments, whose original maturities, on the date of acquisition, were equal to or less than 90 days, readily convertible into a known amount of cash and which are subject to an insignificant risk change in value. Financial investments classified in this group, by their very nature, are measured at fair value through income.

b.             3.2.21. Loans and financing

Loans and financing are initially recognized at fair value, net of transaction costs incurred and are subsequently measured at amortized cost. Any difference between the amounts raised and settled is recognized in the income statement, using the effective interest rate method during the period in which the loans and financing are open.

Loan and financing costs, whether specific or not, which are directly attributable to the acquisition, construction or production of a qualifying asset, are capitalized with the part of the cost of the asset when it is probable that it will result in future economic benefits for the entity and that such costs can be reliably measured. Other borrowing costs are recognized as an expense in the period in which they are incurred.

iv.               Annual analysis of the recoverable amount of taxes

a.             Taxes to recover

The realization of credits related to recoverable taxes will occur in accordance with the annual budget projection approved by the Company’s Management.

b.             Current and deferred income tax and social contribution

Income taxes comprise income tax and social contribution on net income, current and deferred. These taxes are recognized in the income statement, except to the extent that they are related to items recognized directly in equity. In this case, they are recognized in equity under the equity valuation adjustment item.

The current charge is calculated based on the tax laws enacted in the countries in which the Company and its subsidiaries and affiliates operate and generate taxable income. The Management periodically assesses the positions assumed in the income tax returns in relation to situations in which the applicable tax regulations give rise to interpretations and establishes provisions, when appropriate, based on the amounts that must be paid to the tax authorities.

Deferred tax and contribution liabilities are recognized on temporary differences between the tax bases of assets and liabilities and their book values in the financial statements. Deferred taxes and contributions are determined based on the rates in force on the balance sheet date and, which must be applied when they are realized or when they are settled.

Deferred tax assets and contributions are recognized to the extent that it is probable that future taxable profit will be available to be used to offset temporary differences, based on projections of future results prepared and based on internal assumptions and future economic scenarios that can therefore change.

Deferred income tax and social contribution are recognized on temporary differences arising out investments in affiliates and subsidiaries, except when the timing of the reversal of temporary differences is controlled by the Company, and as long as it is probable that the temporary difference will not be reversed in the foreseeable future.

Deferred taxes and contributions, assets and liabilities, are presented at the net amount in the balance sheet when there is a legal right and the intention to offset them when calculating current taxes, generally related to the same legal entity and the same tax authority.

The projection for realization of deferred taxes of an active nature was prepared based on Management’s best estimates and projections of results. However, because they involve several assumptions that are not under the Company’s control, such as inflation rates, exchange rate volatility, pulp prices practiced in the international market and other economic uncertainties in Brazil, future results may differ from those considered in the preparation of the consolidated projection.

v.                    Fair value of biological assets

The Company’s biological assets are eucalyptus forests originating exclusively from renewable plantations and destined for the pulp and paper production process, measured at fair value and deducted from estimated sales costs at the time of harvest. The measurement of fair value is carried out every six months, as the Management believes that this interval is sufficient so that there is no significant gap in the fair value of biological assets recorded in its financial statements and uses the discounted cash flow method according to the projected productivity of these assets.

Considering that Suzano and Fibria used different assumptions to measure the fair value of biological assets, in the first measurement after the business combination, the Company revised the premise called “useful planted area”, so that immature forests (up to 2 (two) years of age from the date of planting) are maintained at historical cost. As a result, the Management considers that during this period, the historical cost of biological assets is close to their fair value. Additionally, the objective of this change is to reflect the experience acquired in the process of measuring biological assets and the alignment of the calculation methodology with the Company’s forest management, which considers the realization of continuous forest inventories for the purpose of estimating stock of wood or future production projections, represented by the average annual increase (“IMA”), from the 3rd year of planting.

Considering the fact that in the first 2 (two) years of forest formation, the historical cost approaches its fair value, as described above, this alignment of approach did not generate significant impacts on the Company’s financial statements.

The other premises have not changed.

The gain or loss on changes in the fair value of biological assets is recognized under the caption Other net operating income (expenses). The depletion value is measured based on the depletion (harvest) of the forests.

The significant assumptions used in determining the fair value of biological assets were:

i) Average cycle of forest formation of 6 and 7 years;

ii) Useful planted areas of forests from the 3rd year of planting;

iii) The Average Annual Increase (“IMA”), which consists of the estimated volume of wood with bark in m3 per hectares, calculated based in the genetic material applied in each region, silvicultural and forest management practices, productive potential, climatic factors and soil conditions;

iv) The estimated average standard cost per hectare includes expenditures on forestry and flower management applied to each year of formation of the biological cycle of forests, plus the cost of land lease contracts and the opportunity cost of own land;

v) Average gross sales prices for eucalyptus were based on surveys specialized in transactions carried out by the Company with independent third parties and/or weighted by the cost of formation plus the cost of capital plus estimated margin for regions where there is no market reference available; and

vi) The discount rate used in cash flows is calculated based on the capital structure and other economic assumptions for an independent market participant in the sale of standing timber (forests).

The table below shows the measurement of the premises used:

December 31, 2019
Useful planted area (hectare)	988,720
Mature assets	86,352
Immature assets	902,368
Average annual increase (IMA) - m 3/ha/year	38.34
Average sale price of eucalyptus - BRL/m3	66.81
Discount rate - %	8.4%

vi.               Useful life of property, plant and equipment and intangible assets with defined useful life

The useful life of property, plant and equipment items is defined according to the specifications of the manufacturers of machines, equipment and installations, the level of operation of industrial plants and the quality of preventive and corrective maintenance and by independent appraisers for real estate. The estimated useful lives of property, plant and equipment items, residual values and depreciation methods are reviewed annually and the effects of any changes in estimates are accounted for prospectively.

Intangible assets with defined useful lives are defined in reports of independent appraisers. All of these materials involving a high degree of judgment and uncertainties in the respective base dates of the reports.

If events or changes in circumstances occur that indicate that the carrying amount of an asset or group of assets may not be recoverable based on future cash flows, the Management will prospectively adjust the balance to its recoverable amount.

vii.               Provision for judicial liabilities

A provision is recognized to the extent that the Company expects to disburse cash flows, which can be reliably measured. Tax, civil and labor lawsuits are provided when losses are assessed as probable and the amounts involved are measurable with sufficient certainty. When the prospect of loss in these proceedings is possible, a description of the proceedings and amounts involved is disclosed in the explanatory notes. Contingent tax and civil liabilities assessed as remote losses are not provisioned or disclosed.

Contingent liabilities for business combinations are recognized if they arise from a present obligation that arose from past events and if their fair value can be measured reliably. They are measured by the highest value among:

(i) the amount that would be recognized in accordance with the accounting provisions policy described above; or

(ii) the value initially recognized, less, if applicable, the revenue recognized in accordance with the contract revenue recognition policy with client.

viii.               Retirement benefits

The Company offers benefits related to the supplementary retirement plan with defined contribution to all employees and medical assistance and life insurance for a certain group of former employees, and for the last two benefits, actuarial studies are prepared annually by an independent experts and are reviewed by the Management. Such commitments and costs are subject to economic and demographic assumptions, among which the most relevant are: discount rates, long-term inflation, variation in medical and hospital costs, and variability in the actuarial table applied, which imply a certain degree of judgment to the premises adopted.

These and other estimates are reviewed annually by independent experts and may differ from actual results due to changes in market and economic conditions.

ix.               Share-based payment transactions

The Company’s executives and managers receive a portion of their compensation through share-based payment plans with cash settlement and shares, with cash settlement alternative.

Plan expenses are recognized in the income statement against a financial liability, during the acquisition period when services are received. The financial liability is measured at its fair value at each balance sheet date and its variation is recognized in the administrative expenses item in the income statement.

On the exercise date of the option and when such options are exercised by the executive to receive shares in the Company, the financial liability is reclassified to the caption of share options granted in shareholders’ equity. In the case of exercise of the cash option, the Company settles the financial liability in favor of the executive.

10.6 Material Items not disclosed in the Financial Statements

a) The assets and liabilities held by the Company, either directly or indirectly, that are not reported in its balance sheet (off-balance sheet items), such as: (i) operating leases, as lessor and lessee; (ii) receivables portfolios written off against which the entity holds risks and responsibilities, indicating the respective liabilities; (iii) future product or service purchase and service agreements; (iv) unfinished construction contracts; and (v) contracts for future financing receipts.

The officers inform that the Company has no material asset or liability that is not reflected in its Consolidated Financial Statements. All interests in subsidiaries or relationships with subsidiaries are recorded in the Consolidated Financial Statements.

(i) operating leases, as lessor and lessee

The Company adopted the CPC 06 (R2)/IFRS 16 standard as of January 1, 2019. This standard determines that the Company recognizes in its liabilities future payments and in its assets the right to use the leased asset for all leasing agreements, with exemption allowed for short-term or low-value contracts. Low-value or short-term contracts that fall within the scope of the standard refer to those whose individual asset values are less than USD 5 or whose maturity is less than 12 months, represented substantially by computer equipment and vehicles. The Company adopted the standard using the modified retrospective approach that does not require restatement of comparative balances.

In adopting the standard, the Company recognized gross PIS/COFINS lease liabilities in relation to contracts that meet the definition of lease, whose liabilities were measured at the present value of the remaining lease payments, discounted based on the nominal interest rate of incremental loan. Assets associated with the right to use were measured at an amount equal to the lease liability on January 1, 2019, with no impact on retained earnings.

The effects of the adoption of this new standard are presented in note 19 of the Company’s financial statements.

(ii) receivables portfolios written off against which the entity holds risks and responsibilities, indicating the respective liabilities

The Company’s Officers clarify that there are no written-off receivables portfolios against which the entity holds risks and responsibilities not evidenced in the Company’s balance sheets in the fiscal year ended on December 31, 2019.

(iii) future product or service purchase and sale agreements or service

The Company entered into long-term take-or-pay contracts with suppliers of cellulose, transportation, diesel oil, chemicals and natural gas. The contracts provide for termination and suspension of supply clauses due to non-compliance with essential obligations. Generally, the Company purchases the minimum contractually agreed and for that reason there are no liabilities recorded on December 31, 2019. The total contractual obligations assumed represent BRL 7,335,609 per year in the consolidated on December 31, 2019 (BRL 11,258,855 per year in the consolidated as of December 31, 2018).

(iv) unfinished construction contracts

The Company’s Officers clarify that there are no unfinished construction contracts applicable to the Company, provided for in CPC 17 (R1) - Construction Contracts, in the fiscal year ended on December 31, 2019.

(v) contracts for future financing receipts

The Company’s Directors clarify that there are no contracts for future receipts of financing on the Company’s balance sheets in the fiscal year ended December 31, 2019.

e) Other items not disclosed in the financial statements.

Not applicable, as the executive board informs that there are no other relevant items not evidenced in the financial statements for the year ended December 31, 2019.

10.7 - Comments on Items Not disclosed in the Financial Statements

a)	How these items change or may change revenues, expenses, operating income, financial expenses or other items in the Company’s financial statements.
b)	Nature and purpose of the transaction.
c)	Nature and amount of obligations assumed and rights generated in favor of the issuer as a result of the transaction.

(vi) Operating leasing agreements

The Company has adopted the CPC 06 (R2)/IFRS 16 standard as of January 1, 2019. This standard determines that the Company recognizes future payments and in its assets the right to use the leased asset for all leasing agreements in its liabilities, with the exception of short-term or low-value contracts. Low-value or short-term contracts that fall under the standard exemption refer to those whose individual asset values are less than US$ 5 or have a maturity of less than 12 months, represented, substantially, by computer equipment and vehicles. The Company adopted the standard using the modified retrospective approach that does not require restatement of comparative balances.

In adopting the standard, the Company recognized the gross lease liabilities of PIS/COFINS in relation to contracts that meet the definition of lease, whose liabilities were measured at the present value of the remaining lease payments, discounted based on the nominal interest rate. incremental loan. Assets associated with the right to use were measured at an amount equal to the rental liability on January 1, 2019, with no impact on retained earnings.

The effects of the adoption of this standard resulted in the recognition of right-of-use assets and lease liabilities in the amount of BRL 3,357,850 on January 1, 2019. The largest impact produced by this standard is related to the recognition in the balance of the leasing agreements of land used for the formation of eucalyptus forests, with terms of validity of up to 3 forest formation cycles, around 21 years and on ships and vessels, used in the international transportation of finished products for 15 years. The amounts recognized by nature of assets are presented below:

Asset Nature	Present Value of the Asset (a)	Discount Rate (b)
Land and plot	BRL 1,762,943 thousand	10.89%
Machines and equipment	BRL 143,685 thousand	10.15%
Properties	BRL 41.570 thousand	10.92%
Ships and boats	BRL 1,408,640 thousand	10.76%
Vehicles	BRL 1,012 thousand	8.99%
Total	BRL 3,357,850 thousand
(c)	Gross tax liability.
(d)	In order to determine the discount rates, quotations were obtained from financial institutions for contracts with average characteristics and terms similar to lease agreements.

(vii) Take or Pay Agreements

The Company entered into long-term contracts in take or pay mode with suppliers of cellulose, transportation, diesel oil, chemicals and natural gas, as described in note 24 to the financial statements for the fiscal year ended December 31, 2019. The contracts provide for termination and suspension of supply clauses for non-compliance with essential obligations. Generally, the Company buys the minimum contractually agreed and for that reason there are no liabilities recorded on December 31, 2019. The total contractual obligations assumed represent BRL 7,335,609 per year in the consolidated at December 31, 2019 (BRL 11,258,855 per year in the consolidated at December 31, 2018).

10.8. Main elements of the issuer’s business plan:

a)	Investments, including: (i) quantitative and qualitative description of investments in progress and planned investments, (ii) sources of investment financing and (iii) relevant divestments in progress and planned divestments.

The Board of Executive Officers reaffirms its long-term profitability strategy and remains committed to the execution focused on performance combined with innovation, sustainability and operational excellence in order to consolidate its position as one of the most profitable and competent forest-based business organizations in the industry and sustainability in its operations.

Suzano seeks a continuous evolution, through a set of measures and innovations that lead the Company to present consistent economic and financial results. Cash generation in recent years has enabled significant advances in the execution of the Company’s strategy to create value in a sustainable manner.

We have made important advances in the adjacent business strategy, which seeks new uses for our asset base, diversifying our products with more profitable and scalable businesses.

i)	Consumer goods; Structural Competitiveness of Pulp and Forest-Base Expansion: Representing an evolution of the Company’s market positioning in the consumer goods segment and the strengthening of its structural competitiveness in the pulp production, attesting to Suzano’s commitment to the financial discipline established in its Financial Debt Policy. According to a Material Fact disclosed on December 19, 2019, on the same date, the investments in the state of Espírito Santo were approved by the Company’s Board of Directors, totaling nine hundred and thirty-three million and four hundred thousand reais (BRL 933,400,000.00), as detailed below, whose realization is subject to the approval of the same projects by the Government of the State of Espírito Santo, under the terms of State Law No. 11,001/2019, as amended, and State Decree No. 4,524/2019. Once the approvals are obtained, the projects will be funded by the monetization of ICMS credits owned by the Company, under the same legal instruments:

(1) construction of a conversion plant for production of toilet paper and paper towels, with a capacity of thirty thousand (30,000) tons per year, with total investments estimated at one hundred and thirty million reais (BRL 130,000,000.00) and expected implementation term of eleven (11) months, from the obtainment of the applicable licenses and approvals;

(2) partial retrofit at the pulp production plant located in Aracruz involving the replacement of parts of the recovery boiler and the installation of a crystallization system, with total investments estimated at two hundred and seventy-two million and four hundred thousand reais (BRL 272,400,000.00), with an estimated execution term of twenty-five (25) months; and

(3) development of a forest base involving the acquisition of real estate, land leases and plantations in an estimated total amount of five hundred and thirty-one million reais (BRL 531,000,000.00) with an estimated investment execution term of twenty-four (24) months from the date of obtainment of the applicable licenses and approvals. The investments do not affect the Company’s cash flow and the disbursements for the investments identified in items 2 and 3 above are already included in the CAPEX estimate for 2020.

ii)	CAPEX 2020: As indicated in the table below, after the adjustment and performance of CAPEX 2019, the Company expects for the fiscal year 2020 a total updated CAPEX of BRL 4.4 billion, including in this total the investments related to the carryover from 2019 in the amount of BRL 0.2 billion. Of the BRL 4.4 billion estimated for 2020, BRL 3.6 billion refer to maintenance and the balance, in the total amount of BRL 0.8 billion, comprises remaining investments in projects previously disclosed to the market, such as investments in port and land and forest logistics assets, as well as possible new investments in land and forests and port logistics assets, which may bring greater future competitiveness to the Company and/or which guarantee the maintenance of future business expansion options.

CAPEX (BRL billions)	2019 (paid-in capital)	2020
Maintenance	3.7	3.6
Expansion and Modernization	0.3	0.3
Lands and Forests	1.5	0.4
Port Terminals	0.4	0.1
Total	5.8	4.4

iii)	Divestments: Pursuant to the Notice to the Market published on December 12, 2019, on the same date, the Company entered into the Agreement for Sale of Standing Forests and Other Covenants with Klabin S.A. (“Klabin”), through which the Company sold and Klabin purchased standing eucalyptus forests, located in the southern area of the State of São Paulo, representing approximately 14 thousand hectares of planted forests (“Forests Sales Transaction”), which currently constitute nonoperational assets of the Company, for an aggregate amount of approximately four hundred million reais (BRL 400 million reais). Payment will be made proportionately to the volume of forest harvested and will occur from 2020 to 2026. The Forests Sales Transaction above is aligned with the Company’s deleveraging plan announced to the market on October 31, 2019, and confirms the financial discipline adopted by Suzano in the execution of its Financial Debt Policy

On the main investments already made, for more information, see Section 10.3. The assumptions taken into consideration by the Company are subject to risks and uncertainties that may prevent such expectations from being met or being substantially different from what was expected. For more information on the Company’s risks, see items 4 and 5 of the Reference Form.

b)	Acquisitions already disclosed of plants, equipment, patents or other assets that may materially influence the Company’s productive capacity.
i)	Fibria: On January 14, 2019, a transaction was concluded which resulted in the Company’s ownership of all shares issued by Fibria Celulose S.A. (“Fibria”), which, on April 1st, 2019, was merged by the Company. With the Operation, we sought to create a solid company, with top-tier assets, strategically located, capable of supplying customers on all continents with its products efficiently. As estimated by Management, the integration of the Company’s and Fibria’s activities has enabled the acquisition of efficiency gains and synergies derived from the reduction of operating, logistical and management costs and risks, enabling Suzano to consolidate its position in the international market as the lowest cost producer in the pulp industry.

c)	New products and services, indicating: (i) description of ongoing research already disclosed, (ii) total amounts spent by the Company on research to develop new products or services, (iii) projects under development already disclosed and (iv) total amounts spent by the Company on the development of new products or services).

The extent of new businesses that innovate and break paradigms contributes to the Company’s growth with investments in projects of high profitability and scalability, and helps to build avenues of diversification, creating sustainable value.

Tissue: In 2017, Suzano started operating the Consumer Goods Unit, starting activities in the tissue segment (paper for sanitary purposes, mainly), with the production of reels and finished products at the Imperatriz (MA) and Mucuri (BA) units, with an installed production capacity of 120 thousand tons of tissue reels per year, and the maximum conversion capacity for finished products covered by the project is 60 thousand tons per year. Each plant unit has the same installed production capacity, and the total investment is estimated at BRL 540 million. This initiative allows Suzano to find a structural tax solution (monetization of ICMS credits), evidencing our operational competitiveness, due to the paper machine being integrated with the pulp unit and being present in more than 80% of the cash cost and logistics.

In addition to Suzano’s purpose to expand its activities to the markets of products adjacent to pulp, in December 2017, the Company entered into a contract for the acquisition of FACEPA - Fábrica de Papel da Amazônia S.A., completed in March 2018. FACEPA has units in Belém (PA) and Fortaleza (CE) and the total investment for the acquisition is BRL 310 million, subject to adjustments. With the acquisition, Suzano becomes one of the largest sanitary papers manufacturers in Brazil, with a prominent position in the North and Northeast regions.

Lignin: In the development of new products and processes, Suzano continuously invests in the search for technologies capable of adding value to its current business. It was forecasted for 2019 and postponed to 2020, due to the need for technical adjustments in the plant, the start of lignin production at the Limeira Unit (SP). With a capacity of 20 thousand tons per year, the Company will start operating in the kraft lignin segment and in a new technological frontier for the industry. Lignin may be used as a raw material from a renewable source to replace petroleum-based chemicals, in several added-value applications. Suzano is the first producer of kraft lignin and derivatives in Latin America and the first in the world to produce lignin from planted and certified eucalyptus forests, which will open up unique opportunities to explore the identified potential.

New Products: We have also invested in other research projects using our biomass and pulp as a raw material for new products. In this scope, we have a partnership with Ensyn, a company based in the United States in which Suzano has an equity interest since 2012, in biopetroleum production projects. In 2019, we supported the product development process in co-processing applications at refineries and worked on updating engineering information and project logistics solutions.

Development of applications and products from the microfibrillated pulp production is another line of research and business development at Suzano. In addition to the use of this product in paper and consumer goods, Suzano has developed applications in different markets, such as, the textile market. In this sense, Suzano has an equity interest and joint development with Spinnova, a Finnish company whose technology is capable to process wood fibers for the textiles production.

III. Management (Sections 12.5 to 12.10 - CVM Instruction 480/09)

12.5 and 12.6. In relation to each of the managers and members of the Fiscal Council, indicate:

Statutory Executive Board of Officers

The information on the Statutory Executive Board of Officers’ members is not presented in this act, considering that the election of such members shall not be subject to resolution at the AEGM to be held on 05.22.2020.

Board of Directors

Name	Ana Paula Pessoa
CPF (Tax ID)	865,873,407-25
Date of birth	March 25, 1967
Profession	Economist
Management Body	Belongs only to the Board of Directors
Elective position held	Board of Directors’ Independent Member (Effective)
Description of another position/function	-
Estimated Election date	05/22/2020
Estimated Investiture Date	05/22/2020
Term of office	Until the ASM 2020
He was elected by the controlling shareholders	Yes
Number of consecutive seats, if re-elected	2
Percentage of participation in meetings (%)	100.00%
Other positions and functions exercised at the issuer	Statutory Audit Committee Coordinator
Sentencing Type	[ ] Criminal conviction | [ ] Administrative Proceedings [ ] Any condemnation | [x] N/A

Conviction Description

The Sra. Ana Paula Pessoa declared for all legal purposes that she has not been subject, for the past 05 years, to the effects of any criminal conviction, no conviction or penalty in an administrative proceeding before the CVM and no final conviction, in the judicial or administrative sphere, which had the effect of suspending or disqualifying the practice of any professional or commercial activity.

Professional experience/Declaration of possible convictions/Independence Criteria

Ana Paula is a partner, investor and chairwoman of the Board of Directors of Kunumi AI, a 100% Brazilian artificial intelligence company, with values and objectives that guide her investment choices. She is a member of the global board of Credit Suisse in Zurich, News Corporation in New York and Vinci Group in Paris. She is passionate about improving business diversity and understanding how technology and social changes impact corporate cultures. Its voluntary activities focus on education initiatives and environmental concerns to ensure sustainable growth. He is a member of the Global Council (GAC) of Stanford University, California, of the Advisory Board of The Nature Conservancy Brasil, of the Fiscal Council of the Roberto Marinho Foundation, and of the Instituto Atlantico de Gobierno, Madrid.She was financial director of the Organizing Committee for the Rio 2016 Olympic and Paralympic Games. She invested and was chairman of Neemu Internet. She was a partner and founder of Brunswick São Paulo. She worked for 18 years in several companies of Organizações Globo. She worked for the United Nations Development Program and the World Bank in the USA and Africa, Ana Paula holds a BA in Economics and International Relations and a Master’s in Development Economics from Stanford University.

Name	Claudio Thomaz Lobo Sonder
CPF (Tax ID)	066.934.078-20
Date of birth	April 25, 1942
Profession	Engineer
Management Body	Belongs only to the Board of Directors
Elective position held	Vice Chairman of the Board of Directors
Description of another position/function	-
Estimated Election date	05/22/2020
Estimated Investiture Date	05/22/2020
Term of office	Until the ASM 2020
He was elected by the controlling shareholders	Yes
Number of consecutive seats, if re-elected	7
Percentage of participation in meetings (%)	100.00%
Other positions and functions exercised at the issuer	Member of the Personnel Committee, the Management and Finance Committee and Member of the Compensation Committee
Sentencing Type	[ ] Criminal conviction | [ ]Administrative Proceedings [ ] Any conviction | [x] N/A

Conviction Description

Mr. Claudio Sonder declared for all legal purposes that he has not been subject, for the past 05 years, to the effects of any criminal conviction, no conviction or penalty in an administrative proceeding before the CVM and no final and unappealable conviction, in the judicial or administrative sphere, which would have the effect of suspending or disabling the practice of any professional or commercial activity.

Professional experience/Statement of possible convictions/Independence criteria

Graduated in Chemical Engineering and Economic Sciences from Universidade Presbiteriana Mackenzie and attended university extension in Munich, Germany, and Boston, in the United States. Claudio Sonder has 40 years of professional experience in companies in the chemical and pharmaceutical sectors. Between 1983 and 1993, he was Chairman of the Board of Directors and Chief Executive Officer of Hoechst do Brasil Química e Farmacêutica S.A. With respect to the companies that form part of the Company’s economic group, he held and/or holds the following positions: (a) since 2010, he has been an Vice Chairman Executive Officer and, since 2018, he has been Chairman of the Board of Directors of Suzano Holding SA, the company’s parent company; (b) since 2002, he has been a member of the Company’s Board of Directors (being Vice Chairman since 2013); since 2006, he is coordinator of the Sustainability and Strategy Committee and member of the Company’s Audit Committee; since 2012, is a member of the Company’s Management Committee, responsible, respectively, by (i) general direction of the business; (ii) coordination of advisory services related to the company’s strategic and sustainability planning; (iii) advice related to the analysis of the financial statements, development of internal controls and inspection of the company’s internal and external audits; and (iv) analysis related to the distribution of the annual compensation of the managers; (c) since 2018, he is Chairman of the Board of Directors; since 2010 he has been Executive Vice Chairman of IPLF Holding SA, a company controlled by the controlling shareholders of Suzano Holding and whose main activity is participation in other companies; (d) from 2010 to May 2015, he was an Officer and since April 2015, he has been Vice-Chairman of the Board of Directors of Polpar SA, a publicly-held company controlled by the controlling shareholders of Suzano Holding, whose main activity is participation in other companies activities, being responsible for the company’s strategic planning and management; (e) since 2011, he is an Officer of Alden Desenvolvimento Imobiliário Ltda.; (f) since 2010, he has been a board member of Directors and the Superior Council of the Ecofuturo Institute - Future for Sustainable Development; (g) since 2010, he is a board member of Directors of MDS, SGP S, S.A. (as of March 2018 Chairman of the Board of Directors), a company incorporated under the laws of Portugal whose main activity is participation in other companies; (h) since April 2015, he has been an Officer of Premesa SA, controlled by the Company whose main activity is the development of real estate projects, being responsible for the company’s strategic management and planning; (i) since 2011, he is a board member of Trustees; ~~and~~ since 2013, he has been a member of the executive board; since 20118 he has been Chairman of the board of Fundação Arymax, an association whose main activity is the promotion, support and development of activities related to social interests.

Name	Daniel Feffer
CPF (Tax ID)	011.769.138-08
Date of birth	October 28, 1959
Profession	Lawyer
Management Body	Belongs only to the Board of Directors
Elective position held	Vice Chairman of the Board of Directors
Description of another position/function	-
Estimated Election date	05/22/2020
Estimated Investiture Date	05/22/2020
Term of office	Until the ASM 2020

He was elected by the controlling shareholders	Yes
Number of consecutive seats, if re-elected	8
Percentage of participation in meetings (%)	100.00%
Other positions and functions exercised at the issuer	Member of the Sustainability Committee
Sentencing Type	[ ] Criminal conviction | [ ] Administrative Proceedings [] Any conviction | [x] N/A

Conviction Description

Mr. Daniel Feffer declared for all legal purposes that he has not been subject, for the past 05 years, to the effects of any criminal conviction, no conviction or penalty in an administrative proceeding before the CVM and no final and unappealable conviction, in the judicial or administrative sphere, which would have the effect of suspending or disabling the practice of any professional or commercial activity.

Professional experience/Statement of possible convictions/Independence criteria

Graduated in Law at Universidade Mackenzie and studied at Fundação Getúlio Vargas, in addition to Harvard University and Massachusetts Institute of Technology (MIT), in the United States, IMD, in Switzerland, and LBS-London Business School in England. He is currently (i) Chairman of ICC Brasil; (ii) Vice-Chairman of the Board of Directors and member of the Company’s Sustainability and Strategy Committee; (iii) Chairman of the Board of Trustees of Fundação Arymax, whose main activity is the defense of social rights; (iv) Chairman of the Board of Directors and Vice-Chairman of the Superior Council of the Ecofuturo Institute - Future for Sustainable Development, whose main activity is the defense of social rights; (v) Chairman of the Board of IBÁ; (vi) Board member of IEDI - Economic Institute for Industrial Development; (vii) Founding Member of the Everyone for Education Commitment Council; (viii) Member of the Strategic Council of FIESP; (ix) Board member of MBC - Movimento Brasil Competitivo; and (x) Executive member of the ICC Global Council; Chairman of ITTI - Intelligent Tech & Trade Initiative.

Name	David Feffer
CPF (Tax ID)	882.739.628-49
Date of birth	November 13, 1956
Profession	Businessman
Management Body	Belongs only to the Board of Directors
Elective position held	Chairman of the Board of Directors
Description of another position/function	-
Estimated Election date	24/04/2020
Estimated Investiture Date	24/04/2020
Term of office	Until the ASM 2020

He was elected by the controlling shareholders	Yes
Number of consecutive seats, if re-elected	8
Percentage of participation in meetings (%)	100.00%
Other positions and functions exercised at the issuer	Member of the Strategy and Innovation Committee, Coordinator of the Sustainability Committee, Coordinator of the Management and Finance Committee and Member of the Personnel Committee
Sentencing Type	[ ] Criminal conviction | [ ] Administrative Proceedings [ ] Any conviction | [x] N/A

Conviction Description

Mr. David Feffer declared for all legal purposes that he has not been subject, for the past 05 years, to the effects of any criminal conviction, no conviction or penalty in an administrative proceeding before the CVM and no final and unappealable conviction, in the judicial or administrative sphere, which would have the effect of suspending or disabling the practice of any professional or commercial activity.

Professional experience/Declaration of possible convictions/Independence criteria

Studied Business Administration in Brazil and has specialization courses at Harvard Business School (EUA), Columbia University (USA), IMD (Switzerland), The Aspen Institute (USA), Singularity University (USA) and Stanford University (USA). In relation to the companies that are part of the Company’s economic group, he held and/or holds the following positions: (i) since 2003, he has been Chairman of the Board of Directors and Coordinator of the Management Committee; and since 2006, he has been a member of the Company’s Sustainability and Strategy Committee; (ii) since 2003, he is the Chief Executive Officer of Suzano Holding SA, a publicly-held company whose main activity is participation in other companies; (iii) since 2001 he is a board member of Directors and Chief Executive Officer of Polpar SA, a publicly-held company whose main activity is participation in other companies; (iv) since 2004, he is the Director or Chairman of IPLF Holding SA, a closed company whose main activity is participation in other companies; (v) from 2001 to 2015, he was Vice Chairman Officer and since April 2015, he is Chief Executive Officer of Premesa SA, a subsidiary of Suzano Holding S.A. whose main activity is the development of real estate projects. He is also a member of several social and cultural institutions, among which the following stand out: Chairman of the Board of Directors of the ALEF-Peretz School; Member of the Deliberative Council of the Associação Beneficente Israelita Brasileira Hospital Albert Einstein; Vice Chairman of the Directing Council and Chairman of the Superior Council of the Ecofuturo Institute - Future for Sustainable Development; and Coordinator of the Appointment Committee of the Arymax Foundation Executive Board.

Name	Nildemar Secches
CPF (Tax ID)	589.461.528-34
Date of birth	November 24, 1948
Profession	Mechanical Engineer
Management Body	Belongs only to the Board of Directors
Elective position held	Board of Directors Independent Member (Effective)
Description of another position/function	-
Estimated Election date	May 22, 2020
Estimated Investiture Date	May 22, 2020
Term of office	Until the ASM 2020
He was elected by the controlling shareholders	Yes
Number of consecutive seats, if re-elected	4
Percentage of participation in meetings (%)	100.00%
Other positions and functions exercised at the issuer	Member of Management and Finance Committee, Coordinator of the Personnel Committee and member of the Strategy and Innovation Committee
Sentencing Type	[] Criminal conviction | [] Administrative Proceedings [] Any conviction | [x] N/A

Conviction Description

Mr. Nildemar Secches declared for all legal purposes that he has not been subject, for the past 05 years, to the effects of any criminal conviction, no conviction or penalty in an administrative proceeding before the CVM and no final and unappealable conviction, in the judicial or administrative sphere, which would have the effect of suspending or disabling the practice of any professional or commercial activity.

Professional experience/Declaration of possible convictions/Criticisms of Independence

Graduated in Mechanical Engineering from USP de São Carlos, post-graduated in Finance from PUC in Rio de Janeiro, having a doctorate in Economics from Unicamp. He currently holds the following positions: (i) since 2008, he is a board member of Directors and the Company’s Sustainability and Strategy Committee; (ii) since 1998, he has been Vice-Chairman of the Board of Directors of WEG S/A, an publicly-held company whose main activity consists of the industrialization, production and sale of industrial systems, machines and equipment; (iii) since 2004, he has been Vice-Chairman of the Board of Directors of Iochpe-Maxion SA, a publicly-held company whose main activity consists in the manufacture and distribution of engines, agricultural machinery and equipment and components for the metallurgical, railway and automobile industries; (iv) since 2002, he is a board member of Directors of Ultrapar Participações SA, a publicly-held company whose main activity consists of investing equity capital in commerce, industry, agriculture and the provision of services; and (v) he was a board member of Directors of Itaú-Unibanco from 2002 to 2017. From 1972 to 1990, he worked at the National Bank for Economic and Social Development - BNDES, where he was an Officer from 1987 to 1990 From 1990 to 1994, he was Corporate General Director of the Iochpe-Maxion Holding Indústria Group and, from 1995 to 2008, he was Chief Executive Officer of Perdigão S.A. From 2007 to April 2013, he was Chairman of the Board of Directors of BRF - Brasil Foods, a publicly-held company whose main activity consists of the industrialization, sale and exploitation of food in general.

Name	Rodrigo Kede de Freitas Lima
CPF (Tax ID)	013.620.537-24
Date of birth	February 01, 1972
Profession	Engineer
Management Body	Belongs only to the Board of Directors
Elective position held	Board of Directors’ Independent member (Effective)
Description of another position/function	-
Estimated Election date	22/05/2020
Estimated Investiture Date	22/05/2020
Term of office	Until the ASM 2020
He was elected by the controlling shareholders	Yes
Number of consecutive seats, if re-elected	2
Percentage of participation in meetings (%)	100.00%
Other positions and functions exercised at the issuer	Member of the Statutory Audit Committee and Coordinator of the Strategy and Innovation Committee
Sentencing Type	[] Criminal conviction | [] Administrative Proceedings [] Any conviction | [x] N/A

Conviction Description

Mr. Rodrigo Kede declared for all legal purposes that he has not been subject, for the past 05 years, to the effects of any criminal conviction, no conviction or penalty in an administrative proceeding before the CVM and no final and unappealable conviction, in the judicial or administrative sphere, which would have the effect of suspending or disabling the practice of any professional or commercial activity.

Professional experience/Declaration of possible convictions/Independence criteria

Graduated in Mechanical and Production Engineering from the Pontifical Catholic University (PUC - RJ), MBA in Finance from the Brazilian Institute of Capital Markets, currently INSPER (São Paulo) and from Harvard Business School (AMP 192). Currently, Mr. Rodrigo Kede Lima serves as Chairman of IBM’s Services Division in NY. Rodrigo is also a board member of Directors of Suzano Papel e Celulose, a member of the Advisory Board of Dom Cabral (FDC). Until 2017 he was Chairman of the Board of Directors of IBEF (Brazilian Institute of Financial Executives) and AmCham (American Chamber of Commerce). Working at IBM since 1993, Rodrigo Kede has lived several times outside of Brazil and in the past few years has held the position of Chairman of IBM for Latin America (until 2017). Chairman of IBM Brasil (until 2014), Vice Chairman of Brazil Services Unit, Worldwide Vice Chairman of Strategy and Transformation, CFO of IBM Latin America and CFO of IBM Brazil. Rodrigo Kede was also, for part of the year 2015, CEO and board member of Directors of TOTVS. Rodrigo is Brazilian, born in Rio de Janeiro, married and father of two children.

Name	Maria Priscila Rodini Vansetti Machado
CPF (Tax ID)	036.618.448-22
Date of birth	May 04, 1958
Profession	Engineer
Management Body	Belongs only to the Board of Directors
Elective position held	Board of Directors’ Independent member (Effective)
Description of another position/function	-
Estimated Election date	May 22, 2018
Estimated Investiture Date	May 22, 2018
Term of office	Until the ASM 2020
He was elected by the controlling shareholders	Yes
Number of seats	2
Percentage of participation in meetings (%)	100.00%
Other positions and functions exercised at the issuer	Member of the Strategy and Innovation Committee and of the Sustainability Committee
Sentencing Type	[ ] Criminal conviction | [ ] Administrative Proceedings [ ] Any conviction | [x] N/A

Conviction Description

Ms. Priscila Vansetti declared for all legal purposes that he has not been subject, for the past 05 years, to the effects of any criminal conviction, no conviction or penalty in an administrative proceeding before the CVM and no final and unappealable conviction, in the judicial or administrative sphere, which would have the effect of suspending or disabling the practice of any professional or commercial activity.

Professional experience/Statement of possible convictions/Independence criteria

Mrs. Priscila Vansetti has a degree in Agronomic Engineering from the Higher School of Agriculture “Luiz de Queiróz” at the University of São Paulo (ESALQ/USP) and specializes in Executive Management and Global Strategy Leadership from the Wharton School (University of Pennsylvania). Priscila started her career at DuPont Brasil in 1981, in the agricultural division, assuming leadership positions in the Regulatory, Government Relations and Research & Development areas. In 1996, she was transferred to Wilmington (Delaware, United States), when she took on different positions in the areas of Development and Marketing. In 2008, she was promoted to Business Director at DuPont Canada, relocating to the Mississauga unit (Ontario, Canada). Between September 2014 and September 20 15, she served as global director of Strategic Planning at DuPont Crop Protection. In October 2015 she returned to Brazil where she assumed the positions of DuPont do Brasil’s CEO and Vice Chairman for Latin America at DuPont Crop Protection at DuPont do Brasil and Latin America. With the merger of Dow and DuPont in September 2017, Priscila was appointed Global Director of Strategy and Business Development for Corteva AgrisciencesTM, Agricultural Division of DowDuPontTM, in Indianapolis, Indiana. In recent years, Priscila served on the Board of Directors of the American Chamber of Commerce (AmCham), of the Brazilian Chemical Industry Association (ABIQUIM), on the FIESP Agribusiness Council and on the Board of Directors of the Canadian Crop Protection Association (CropLife Canada). Currently Priscila serves on the Boards of Directors of the International Center for Indianapolis, Indiana (The International Center), and on the Board of Directors of the Inter-American Dialogue (Inter-American Dialogue) in Washington, DC

Name	Rodrigo Calvo Galindo
CPF (Tax ID)	622.153.291-49
Date of birth	May 3, 1976
Profession	Business manager
Management Body	Board of Directors
Elective position held	If elected, will be an Independent Board of Directors Member (Effective)
Description of another position/function	n/a
Estimated Election date	05/22/2020
Estimated Investiture Date	05/22/2020
Term of office	n/a
He was elected by the controlling shareholders	n/a
Number of consecutive seats	n/a
Percentage of participation in meetings (%)	n/a
Other positions and functions exercised at the issuer	Member of People Committee
Sentencing Type	[] Criminal conviction | [] Administrative Proceedings [] Any conviction | [x] N/A

Conviction Description

Mr. Rodrigo Calvo Galindo declared for all legal purposes that he has not been subject, for the past 05 years, to the effects of any criminal conviction, no conviction or penalty in an administrative proceeding before the CVM and no final and unappealable conviction, in the judicial or administrative sphere, which would have the effect of suspending or disabling the practice of any professional or commercial activity.

Professional experience/Declaration of possible convictions/Criticisms of Independence

Rodrigo Calvo Galindo has been the Chief Executive Officer of COGNA EDUCAÇÃO S.A. since 01.01.2011. He has been managing educational institutions for over 28 years. He was the CEO of Kroton Educacional, Officer of Operations and Director of Higher Education at Kroton Educacional, CEO of Grupo Educacional IUNI, Administrative Dean of the University of Cuiabá and responsible for the management, accreditation and implementation of higher education institutions in Bahia, Mato Grosso, Amapá, Acre and Rondônia. Rodrigo Calvo Galindo is currently a member of the Board of Directors of Cogna, Burger King Brasil, Clínica SIM and Endeavor and was a member of the Board of Directors of Arezzo.

Name	Paulo Rogerio Caffarelli
CPF (Tax ID)	442.887.279-87
Date of birth	September 19, 1976
Profession	Executive
Management Body	Board of Directors
Elective position held	If elected, will be an Independent Board of Directors Member (Effective)
Description of another position/function	n/a
Estimated Election date	05/22/2020
Estimated Investiture Date	05/22/2020
Term of office	n/a
He was elected by the controlling shareholders	n/a
Number of consecutive seats	n/a
Percentage of participation in meetings (%)	n/a
Other positions and functions exercised at the issuer	Member of People Committee
Sentencing Type	[] Criminal conviction | [] Administrative Proceedings [] Any conviction | [x] N/A

Conviction Description

Mr. Paulo Rogerio Caffarelli declared that, for all legal purposes, he has not been subject, for the past 05 years, to the effects of any criminal conviction, no conviction or application of a sentence in an administrative proceeding before the CVM and no final and unappealable conviction , in the judicial or administrative sphere, which had the effect of suspending or disabling the practice of any professional or commercial activity.

Professional experience/Declaration of possible convictions/Criticisms of Independence

Graduated in Law at PUC/Curitiba, with specialization in Foreign Trade (FAE/CDE Curitiba) and International Trade Law (IBEJ Curitiba), he has an MBA in Corporate Law and Finance (FGV/RJ) and a master’s degree in Business Management and Economics (University of Brasilia). Since 11/2018 he is President of Cielo SA. He joined Banco do Brasil in 1995, was Vice President of Wholesale, International Business and Private Banking and Capital Markets (BB BI) from 2011 to 2014 and served as President from 05/2016 to 10/2018. He was Executive Secretary at the Ministry of Finance from 02/2014 to 02/2015 and also worked at Companhia Siderúrgica Nacional as Executive Corporate Officer. In the last 5 years, he served, for a certain period, on the Board of Directors of the following companies: Banco do Brasil S.A.; Brasilprev; Elo Participações S.A.; Banco Votorantim; CBSS Visavale (Allelo); Vale; Brasilcap Capitalização and Banco Votorantim; he was also a member of the Advisory Board of Febraban - Brazilian Federation of Banks. He is currently a member of the Board of Directors of Cateno Gestão de Contas de Pagamento S.A.

Fiscal Council

Name	Eraldo Soares Penha
CPF (Tax ID)	179.386.437-34
Date of birth	09/21/1951
Profession	Accounted
Management Body	Fiscal Council
Elective position held	C.F. (Permanent) - Elected by Minor. Shareholders of Common Shares
Description of another position/function
Estimated Election date	05/22/2020
Estimated Investiture Date	05/22/2020
Term of office	Until ASM of 2020
He was elected by the controlling shareholders	No
Number of consecutive seats, if re-elected	4
Percentage of participation in meetings (%)	100.00%
Other positions and functions exercised at the issuer	Not applicable
Independent Member;	Yes (considering independence criteria established in B3’s Novo Mercado Listing Regulation)
Sentencing Type	[ ] Criminal conviction | [ ] Administrative Proceedings [ ] Any conviction | [x] N/A

Conviction Description

Mr. Eraldo Soares Peçanha declared that, for all legal purposes, he has not been subject, for the past 05 years, to the effects of any criminal conviction, no conviction or application of a sentence in an administrative proceeding before the CVM and no final and unappealable conviction , in the judicial or administrative sphere, which had the effect of suspending or disabling the practice of any professional or commercial activity.

Professional experience/Declaration of possible convictions/Criticisms of Independence

Graduated in Accounting and Business Administration from Cândido Mendes University (RJ). His main professional experiences were: Aracruz Celulose S.A. - Accounting, Internal Audit and Controller Manager (1974 to 1996); CSN-Cia. Siderúrgica Nacional - Controllership and Informatics Officer (1996 to 2003); Embratel S.A. - Controllership and Executive Officer of Corporate Governance (2003 to 2008); Icatu Seguros S.A. - Executive Customer Services Officer (2008 to 2011). Performance in Fiscal Councils: he has been a permanent member of Cadam S.A since January 2017 and he was also in the publicly-held S.A.: Vale, Net Serviços de Comunicação, Ideiasnet and JBS (Dec/16 to Sep/17) and is an alternate member at CCR, Tupy and Ouro Fino Saúde Animal. In the privately-held S.A.s: Ferrovia Centro Atlântica, Itá Energética and Officer Distribuidora Prod. Tecnologia was an permanent member, as well as in the private pension entities of some companies where he worked. Since Sep/19, he has been a member of Banrisul’s Fiscal Council. Since Nov/18 he has been on the Executive Committee of the My News Channel. Since 2012 he has been acting as a consultant in the areas of Corporate Governance, Controllership and Accounting/Financial Processes & Systems.

Name	Luiz Augusto Marques Paes
CPF (Tax ID)	045.320.388-47
Date of birth	07/21/1961
Profession	Lawyer
Management Body	Fiscal Council
Elective position held	C.F. (Permanent) - Elected by the Controller
Description of another position/function	-
Estimated Election date	05/22/2020
Estimated Investiture Date	05/22/2020
Term of office	Until ASM of 2020
He was elected by the controlling shareholders	Yes
Number of consecutive seats, if re-elected	16
Percentage of participation in meetings (%)	100.00%
Other positions and functions exercised at the issuer	Not applicable
Independent Member;	Yes (considering independence criteria established in B3’s Novo Mercado Listing Regulation)
Sentencing Type	[ ] Criminal conviction | [ ] Administrative Proceedings [ ] Any conviction | [x] N/A

Conviction Description

Mr. Luiz Paes declared that, for all legal purposes, he has not been subject, for the past 05 years, to the effects of any criminal conviction, no conviction or application of a sentence in an administrative proceeding before the CVM and no final and unappealable conviction , in the judicial or administrative sphere, which had the effect of suspending or disabling the practice of any professional or commercial activity.

Professional experience/Declaration of possible convictions/Criticisms of Independence

Graduated in Law in the Faculty of Law of the University of São Paulo - USP. Since April 1991, he has been a permanent member of the Company’s Fiscal Council. He is a partner at Paes e Colauto - Sociedade de Advogados, where he provides legal advice and tax and corporate consultancy. Currently, he is also an permanent member of the Fiscal Council of the company JSL S.A., a publicly-held company whose main activity is the provision of services in the area of logistics, of the Fiscal Council of the company Movida Participações S.A., a publicly-held company whose main activity is leasing of vehicles and provision of fleet management, management and maintenance services and permanent member of the Fiscal Council of the company Cyrela Brazil Realty S.A. Empreendimentos e Participações, a publicly-held company whose main activity is the real estate development, the purchase and sale of real estate and the lease of real estate.

Name	Rubens Barletta
CPF (Tax ID)	397.909.328-04
Date of birth	08/10/1946
Profession	Lawyer
Management Body	Fiscal Council
Elective position held	C.F. (Permanent) - Elected by the Controller
Description of another position/function	-
Estimated Election date	05/22/2020
Estimated Investiture Date	05/22/2020
Term of office	Until ASM of 2020
He was elected by the controlling shareholders	Yes
Number of consecutive seats, if re-elected	15
Percentage of participation in meetings (%)	100.00%
Other positions and functions exercised at the issuer	Not applicable
Independent Member;	Yes (considering independence criteria established in B3’s Novo Mercado Listing Regulation)
Sentencing Type	[ ] Criminal conviction | [ ] Administrative Proceedings [ ] Any conviction | [x] N/A

Conviction Description

Mr. Rubens Barletta declared that, for all legal purposes, he has not been subject, for the past 05 years, to the effects of any criminal conviction, no conviction or application of a sentence in an administrative proceeding before the CVM and no final and unappealable conviction , in the judicial or administrative sphere, which had the effect of suspending or disabling the practice of any professional or commercial activity.

Professional experience/Declaration of possible convictions/Criticisms of Independence

Graduated in Law in the Faculty of Law of São Bernardo do Campo. He is an permanent member of the Company’s Fiscal Council and also of the following companies: (i) Banco Alfa de Investimento S.A., a financial institution, (ii) Alfa Holdings S.A., a publicly-held company whose main activity is participation in other companies of the Alfa and Tegma Gestão Logística S/A. group, the company whose main activity is the provision of logistics services. From 1999 to 2010, he held the position of permanent member of the Auditi Committee of Financeira Alfa S.A. - Crédito, Financiamento e Investimento, a publicly-hled financial institution and Consórcio Alfa de Administração S.A., a publicly-held company whose main activity is interest in other companies of the Alfa group. Since June 2009, he has been a partner at the office Barletta, Schubert and Luiz Sociedade de Advogados, a firm specializing in Private Law, with an emphasis on Corporate Law. From 1961 to 2008 he participated as an employee, intern and, later, partner at the Augusto Lima S/C Law Firm.

Name	Luiz Gonzaga Ramos Schubert
CPF (Tax ID)	080.501.128-53
Date of birth	04/27/1937
Profession	Lawyer
Management Body	Fiscal Council
Elective position held	C.F. (Alternate) - Elected by the Controller
Description of another position/function	-
Estimated Election date	05/22/2020
Estimated Investiture Date	05/22/2020
Term of office	Until ASM of 2020
He was elected by the controlling shareholders	Yes
Number of consecutive seats, if re-elected	17
Percentage of participation in meetings (%)	100.00%
Other positions and functions exercised at the issuer	Not applicable
Independent Member;	Yes (considering independence criteria established in B3’s Novo Mercado Listing Regulation)
Sentencing Type	[ ] Criminal conviction | [ ] Administrative Proceedings [ ] Any conviction | [x] N/A

Conviction Description

Mr. Schubert declared that, for all legal purposes, he has not been subject, for the past 05 years, to the effects of any criminal conviction, no conviction or application of a sentence in an administrative proceeding before the CVM and no final and unappealable conviction , in the judicial or administrative sphere, which had the effect of suspending or disabling the practice of any professional or commercial activity.

Professional experience/Declaration of possible convictions/Criticisms of Independence

Graduated in Law in the Faculty of Law of São Bernardo do Campo. He is an permanent member of the Fiscal Council of Financeira Alfa S.A. - Crédito, Financiamento e Investimento, a publicly-held financial institution belonging to the Alfa Conglomerate, alternate member of the Auditt Committee of the Consórcio Alfa de Administração S.A. The Consórcio Alfa de Administração S.A. is a publicly-held holding company, which interest in the financial institution named above and in other companies of the Alpha Conglomerate. From 1999 to 2010, he held the position of permanent member of the Fiscal Council of Banco Alfa de Investimento S.A., a financial institution. Since June 2009, he has been a partner at Barletta e Schubert Sociedade de Advogados, a firm specializing in Private Law, with an emphasis on Corporate Law. From 1972 to March 2009, he participated as an intern and, later, partner at the Augusto Lima S/C Law Firm. Barletta e Schubert Sociedade de Advogados and Augusto Lima S/C Law Firm are law firms and do not belong to any economic group.

Name	Roberto Figueiredo Mello
CPF (Tax ID)	532.755.358-20
Date of birth	08/06/1948
Profession	Lawyer
Management Body	Fiscal Council
Elective position held	C.F. (Alternate) - Elected by the Controller
Description of another position/function	-
Estimated Election date	05/22/2020
Estimated Investiture Date	05/22/2020
Term of office	Until ASM of 2020
He was elected by the controlling shareholders	Yes
Number of consecutive seats	16
Percentage of participation in meetings (%)	100.00%
Other positions and functions exercised at the issuer	Not applicable
Independent Member;	Yes (considering independence criteria established in B3’s Novo Mercado Listing Regulation)
Sentencing Type	[ ] Criminal conviction | [ ] Administrative Proceedings [ ] Any conviction | [x] N/A

Conviction Description

Mr. Roberto Mello declared that, for all legal purposes, he has not been subject, for the past 05 years, to the effects of any criminal conviction, no conviction or application of a sentence in an administrative proceeding before the CVM and no final and unappealable conviction , in the judicial or administrative sphere, which had the effect of suspending or disabling the practice of any professional or commercial activity.

Professional experience/Declaration of possible convictions/Criticisms of Independence

Graduated in Law in the Faculty of Law of the University of São Paulo - USP. He is an alternate member of the Company’s Fiscal Council and, since 1988, founding partner of Pacaembu Serviços e Participações Ltda., a company that provides paralegal services and general administrative support. He was a member of the Fiscal Council of Barclay’s Bank between 1995/2002, a financial institution; officer of Vocal Com. Veículos Ltda. between 1989/1998, a Volvo car dealership company; and, between 1986 and 1998, officer of SPP - Nemo S.A. Coml. Exportadora, a company that was part of the Company’s economic group at the time, whose main activity was paper distribution in Brazil and abroad.

Name	Kurt Janos Toth
CPF (Tax ID)	193.789.557-20
Date of birth	10/30/1947
Profession	Economist
Management Body	Fiscal Council
Elective position held	C.F. (Alternate) - Elected by Minor. Shareholder of Common Shares
Description of another position/function	-
Estimated Election date	05/22/2020
Estimated Investiture Date	05/22/2020
Term of office	Until ASM of 2020
He was elected by the controlling shareholders	Yes
Number of consecutive seats	4
Percentage of participation in meetings (%)	0.00%
Other positions and functions exercised at the issuer	Not applicable
Independent Member;	Yes (considering independence criteria established in B3’s Novo Mercado Listing Regulation)
Sentencing Type	[ ] Criminal conviction | [ ] Administrative Proceedings [ ] Any conviction | [x] N/A

Conviction Description

Mr. Kurt Janos Toth declared that, for all legal purposes, he has not been subject, for the past 05 years, to the effects of any criminal conviction, no conviction or application of a sentence in an administrative proceeding before the CVM and no final and unappealable conviction , in the judicial or administrative sphere, which had the effect of suspending or disabling the practice of any professional or commercial activity.

Professional experience/Declaration of possible convictions/Criticisms of Independence

Graduated in Economic Sciences in the Fluminense Federal University in 1973. Postgraduate in Finance from PUC/RJ. His professional experience is: 2006/2008 - BNDES - Control Area - Internal Control Department - Economist - Participation in the team responsible for structuring the BNDES Internal Controls system; 1988/2006 - BNDES - Credit Area - Credit Department - Head of Department - Coordination of the team that designed and operated the Corporate Risk Rating System adopted by BNDES and the Credit Policy, under the Risk perspective, at the Bank; 1984/1986 - BNDES - Industrial Projects Area - Head of Capital Goods Department and Traditional Industries - Head of teams responsible for analyzing and monitoring projects in the aforementioned industrial segments; 1978/1984 - BNDES - Industrial Projects Area - Manager of the Capital Goods and Traditional Industries Department - Management of teams responsible for analyzing and monitoring projects in the segments of Transport Materials, Machine Tools, Industrial Automation and Foundry, among others; 1973/1978 - BNDES - Industrial Projects Area - Economist at the Capital Goods and Traditional Industries Department - Project Analyst in the Transport Materials, Foundry and Consumer Goods segments, among others; 1971/1973 - BNDES - Various Areas - Intern.

Currently participates as member of the following Fiscal Councils: Tupy S.A., since 2017; and Brasiliana Participações S.A., since 2018. Still as a member, he participated in the following Fiscal Councils: 2015/2017 - Eletropaulo Metropolitana Eletricidade de São Paulo S.A.; 2008/2015 - AES Tietê S.A.; 2012/2014 - AES Elpa S.A.; 2010/2011 - Eletropaulo Comunicações Ltda.; 2010/2011 - AES Communications Rio de Janeiro S.A.; 2003/2006 - Centrais Elétricas Brasileiras S. A. - ELETROBRÁS; 1993/1994 - Companhia Vale do Rio Doce. He also participated as a member of the Deliberative Council of BNDES Social Assistance and Welfare Foundation in 2015.

12.7 and 12.8. Provide the information mentioned in item 12.5 in relation to the members of the statutory committees, as well as the audit, risk, financial and compensation committees, even if such committees or structures are not statutory:

The information regarding this item is not presented in this act, considering that the election of the members of such committees shall not be subject to resolution at the AESM to be held on 05.22.2020.

12.9. Inform the existence of marital relationship, stable union or kinship up to the second degree between:

a) Company managers

Messrs. David Feffer, Daniel Feffer and Jorge Feffer, members of the Board of Directors, are brothers.

b) (i) managers of the Company and (ii) managers of subsidiaries, direct or indirect, of the Company

There is not.

c) (i) managers of the Company or its direct or indirect subsidiaries, and (ii) direct or indirect controlling entities/individuals of the Company

Mr. David Feffer, Mr. Daniel Feffer and Mr. Jorge Feffer, members of the Board of Directors, are brothers of Mr. Ruben Feffer. Mr. David Feffer, Mr. Daniel Feffer, Mr. Jorge Feffer and Mr. Ruben Feffer are direct shareholders of the Company and also indirect shareholders through Suzano Holding S.A.

d) (i) managers of the Company and (ii) managers of the direct and indirect parent companies of the Company

There is not.

12.10. Inform about subordination relationships, service provision or control maintained, in the last 3 fiscal years between managers of the issuer and:

a) a company controlled, directly or indirectly, by the issuer, with the exception of those in which the issuer holds, directly or indirectly, the entire capital stock

There is not.

b) the Company’s direct or indirect controlling individual/entity

Mr. David Feffer (i) holds the following positions in the Company: he is Chairman of the Board of Directors, Coordinator of the Management and Finance Committee, Member of the Sustainability Committee, and Member of the Personnel Committee; and (ii) is the Chief Executive Officer of Suzano Holding S.A., controlling entity of the Company. David Feffer is also one of the controlling shareholders of the Company and Suzano Holding S.A., Company’s controlling entity.

Mr. Daniel Feffer is Vice-Chairman of the Board of Directors and member of the Company’s Sustainability Committee, and also a controlling shareholder of the Company and Suzano Holding S.A.

Mr. Jorge Feffer is a member of the Company’s Board of Directors and a controlling shareholder of the Company and Suzano Holding S.A.

Mr. Claudio Thomaz Lobo Sonder (i) holds the following positions in the Company: he is Vice-Chairman of the Board of Directors, member of the Management and Finance Committee, member of the Personnel Committee and Coordinator of the Compensation Committee and (ii) is Vice Chairman Executive Officer and Chairman of the Board of Directors of Suzano Holding S.A., Company’s controlling entity.

c) if relevant, supplier, client, debtor or creditor of the Company, its subsidiary or parent companies or subsidiaries of any of these persons.

None.

IV. Management compensation (Section 13 - CVM Instruction 480/09)

13.1. Describe the compensation policy or practice for the board of directors, statutory and non-statutory executive board of officers, Fiscal Council, statutory committees and audit, risk, financial and compensation committees, covering the following:

a) Objectives of the compensation policy or practice, informing whether the compensation policy was formally approved, the body responsible for its approval, the date of approval and, if the issuer discloses the policy, locations on the world wide web where the document can be consulted.

The Company’s compensation policy is intended to attract and retain professionals at the Company who are aligned with its principles and values and the shareholders’ goals.

To this end, the Company’s policy is based on the monitoring of the external environment and it annually compares its salary range with reference markets, comprised of competitors in the segments where it operates, Brazilian multinational companies, publicly held companies or companies with compensation strategy similar to that of the Company.

The Company’s compensation policy has as its strategy the constant search for attracting and retaining talents that can add value to its activities and, thus, generate greater profitability for its shareholders. The compensation proposed by the Company to the Executive Board is based on offering a compensation plan linked to the value of the Company’s shares in the market. This strategy, in addition to allowing these talents to be remunerated in a competitive manner with the market, imbues these executives with a greater sense of ownership as the stock appreciation represents a personal gain, while an eventual depreciation of the stock values in the market can mean a relevant impact on their personal compensation, aims to ensure greater alignment, within a strategy of creating value in the medium and long term.

The Company also adopts, in relation to the short-term variable compensation, the distribution profit sharing based on goals that are aligned with the Company’s strategy and are appropriate for each of its employees.

Some employees, who have direct or indirect and active responsibility for the Company’s long-term strategy, receive the opportunity to have access to a long-term incentive program linked to the appreciation of the Company’s phantom shares.

The Company also offers, for eligible executives, a Common Stock Option Program, with pre-defined conditions and aligned with the Company’s long-term objectives.

Both programs are intended to promote the Company’s growth and the attainment of corporate goals established, based on the creation of incentives aiming at reaching a greater alignment of our executives, managers and employees with the Company’s goals.

The Company’s compensation policy has not been formally approved.

b) Compensation breakdown, indicating:

(i) description of the compensation elements and the objectives of each of these Compensation elements:

Compensation elements include:

• Annual fixed compensation: comprises salary or management fees, direct and fringe benefits and compensation for participation in committees, among others, which objective is rewarding the employee in the short term.

• Variable compensation: comprises bonus, profit sharing, compensation for attending meetings, among others, which objective is rewarding the employee in the short and medium terms.

• Share-based compensation: long-term incentive program which comprises phantom shares and stock options, which objective is rewarding the employee in the medium and long terms.

• Post-employment benefits: includes pension plan, which objective is providing the employee assistance after the termination of the employment relationship with the Company.

• Employment termination benefits: none.

These elements, as well as their objectives, are adopted according to the bodies described below:

Board of Directors

All members of the Board of Directors are entitled only to one fixed compensation, which is set based on market conditions and is intended to compensate, attract and retain Directors who add value to the Company’s results of operations.

On the other hand, those Directors who are permanently dedicated and that also integrates the Advisory Committee to the Board of Directors, in addition to the fixed compensation, may receive additional fees in view of such participation in the committes.

No board member of Directors participates in the long-term phantom shares incentive programs or the long-term stock option program.

The members of the Board of Directors who are not permanently dedicated are not eligible to any benefit.

Those who are permanently dedicated, in turn, are eligible to life insurance offered by the Company and those who, besides being permanent, also act in Committees, are also eligible to the vehicle offered by the Company.

It is important to note that, although the Board of Directors is a collegiate body, the compensation of its members do not necessarily have to be uniform, since their setting must take into account subjective criteria, e.g. (i) the responsibilities level of the professional, (ii) his training and competence, (iii) the possible cumulation of positions and functions in the Company and (iv) the value of his services in the market. Thus, in order to guarantee equality and equivalence, different values may be applied as compensation for each of the directors, in the interest of the Company, as shown above.

Executive Board of Officers:

The members of the Executive Board are entitled to fixed and variable compensation.

The variable compensation also includes the short-term incentive as a way of rewarding the employee for attaining goals that support the Company’s short-term strategy.

Also, there is the long-term incentive that, through the phantom shares mechanism and the Stock Options Program, reward the employees for the attainment of goals that support the Company’s medium- and long-term strategic goals.

Both portions of the variable compensation are intended to align the executive with the shareholders’ goals and the Company’s sustainability.

Both the fixed and variable compensation of the members of the Executive Board is established, according to market conditions, through researches conducted by renowned consulting firms specialized on the matter.

The following benefits also comprise the compensation of the Executive Board: food ticket, meal ticket, group life insurance, life insurance for personal accidents, private pension, medical check-up, health care plan, dental care plan and vehicle.

Similarly to the compensation, the benefits offered also follow market conditions through a research conducted by a renowned consulting firm specialized on the matter.

Fiscal Council:

The Company’s Fiscal Council is not permanent and when installed is comprised of independent professionals.

The compensation policy of its members follows the prevailing legislation, which provides for, in addition to the mandatory reimbursement of transportation and lodging expenses necessary to perform the work, a compensation of no less than 10% of the average fixed compensation paid to the members of the Executive Board, without including benefits, representation fees, and profit sharing paid to other officers.

Therefore, the members of the Fiscal Council are not entitled to any variable compensation or benefits.

Committees:

The statutory advisory committees to the Company’s Board of Directors (Management Committee; Sustainability and Strategy Committee; and Audit and Risk Management Committee) were extinct at the Extraordinary Shareholders’ meeting of the Company held on April 1, 2019. At the meeting, the Statutory Audit Committee was established, which remains the only advisory committee to the Company’s Board of Directors with statutory provision. Subsequently, the Board of Directors may create other non-statutory advisory committees to the Board of Directors, including the Finance and Management Committee and the Compensation Committee.

Committee members, statutory or not, may be entitled to fixed compensation, which cannot exceed, in aggregate, the maximum amount defined by the Company’s management based on market research.

(ii) which is the proportion of each element in overall compensation

In the past three years, the members of the Board of Directors, not permanently dedicated, received fixed compensation, with no portion of variable compensation, share-based compensation or post-employment benefit, similarly to the members of the Fiscal Council.

On the other hand, for the members of the Board of Directors who are permanently dedicated, the table below indicates the percentage rate of the fixed and variable compensation applicable to the period, with no portion of share-based compensation.

Year	Fixed Compensation (1)	Short Term Variable Compensation (2)
2019	42%	58%
2018	39%	61%
2017	39%	61%

(1) Fixed compensation (salaries/management fees, charges, direct and fringe benefits and post-employment benefits).

(2) Short-term variable compensation (bonus, charges and profit sharing).

In relation to the Executive Board, the table below shows the percentage rate of the fixed compensation portion (salary /Management fees, direct and fringe benefits and post-

employment benefits), of the short-term variable compensation portion (bonus and profit sharing) and the long-term variable compensation (share-based):

Year	Fixed Compensation (1)	Short Term Variable Compensation (1)	Long Term Variable Compensation (2)
2019	37%	2%	60%
2018	28%	24%	43%
2017	31%	43%	26%

(1) Fixed compensation (salaries/wages, charges, direct and fringe benefits and post-employment benefits).

(2) Short-term variable compensation (bonus, charges and profit sharing).

(3) Long-term variable compensation (based on shares).

These percentages may vary depending on the result of the indicators that guide the variable compensation.

(iii) calculation and adjustment methodology for each of the compensation elements

The compensation amounts paid by the Company to the members of the Executive Board, Councils and Committees are periodically compared to the amounts paid by the market, specially competitors in the segments where the Company operates, Brazilian multinational companies, publicly held companies or companies with compensation strategy similar to that of the Company, according to guidelines established by the compensation strategy, through researches conducted by renowned external consulting firms specialized on the matter, so as to determine the level of competitiveness and, if necessary, assess the need of proposing adjustments to some compensation component that is not aligned.

(iv) reasons that justify the compensation breakdown

We seek to align the breakdown of our compensation with the principles adopted by the market and these are also determined so as to reach the compensation strategy goal with respect to the positioning of the overall compensation above the average of such selected market.

(v) the existence of members not compensated by the issuer and the reason for such fact

There are no members who do not receive compensation.

c) Key performance indicators that are taken into consideration in the determination of each compensation element.

The fixed portion of the compensation takes into consideration market surveys and the compensation positioning in this market.

The variable portions (variable compensation and share-based compensation) are based on indicators that demonstrate the support to the Company’s strategy.

The indicators used to determine individual performance are:

- Working capital, contemplating inventories and payment term;

- Equity and debt funding;

- Performance of critical activities defined;

- Compliance with budget at defined limits;

- Fixed, variable and selling costs;

- Effective availability of the plantation areas;

- Company’s net debt and debt cost;

- EBITDA;

- Effective preparation and presentation of business plan;

- Performance of stages related to innovation actions;

- Effective closing of agreements;

- Free cash flow;

- Effective implementation of expected activities;

- Operational integration of acquired companies;

- Maintenance of an appropriate capital structure;

- Contribution margin;

- Paper and pulp production levels;

- Operating Cash Generation;

- Investment analysis through net present value, project rates of return and payback;

- Analysis of forest operating, industrial and logistics efficiency.

For the post-employment benefit, market surveys and the relative positioning of such adoption in this same market are also taken into consideration.

d) How the compensation is structured to reflect the growth of performance indicators

The fixed portion of the compensation is structured to reach a position in the average of the selected market, based on a research conducted by a consulting firm specialized on the matter.

The variable compensation is structured so that only when minimum levels of the defined goals are reached the variable compensation is recognized.

Additionally, the Company has a structured program to evaluate the alignment of the behavior of the Executive Board’s members, so as to ensure the alignment of such behavior with the Company’s goals, values and ethical principles. This evaluation also affects a portion of the variable compensation.

e) How the compensation policy or practice is aligned with the short-, medium- and long-term interests of the issuer

The Company seeks the alignment of compensation practices with short-term interests through the attraction and retention of professionals who add value to its business.

The fixed compensation practices, which are intended to immediately rewarding the employee, through the monitoring of the Company’s market behavior, are aligned with the Company’s short-term interests.

The variable compensation practices, in turn, in particular in the form of bonus and profit sharing, work as a hybrid between the Company’s short-term interests (when referring to the results attained) and also medium-term interests (results to be attained).

With respect to the share-based compensation practices, which is represented by the phantom shares programs and the stock options, they ensure the commitment of those eligible to the Company’s continuity and its interests in the long term.

f) Existence of compensation supported by subsidiaries, subsidiaries or direct or indirect controlling shareholders

The compensation of managers who occupy a position in the management of controlled companies, for the functions exercised in them, received from such companies, is not subject to resolution of the General Meeting of Suzano, therefore, such amount is not included in the amounts disclosed in the section 13.2 of this Reference Form.

Board of Directors:

There are members of the Board of Directors who also receive fixed and variable compensation (bonus and profit sharing) supported by direct controlling shareholders, as a result of their participation in the Board of Directors and/or Executive Board of the following entities: Suzano Holding S.A. and IPLF Holding S.A.

Executive Board:

There are members of the Executive Board who receive fixed compensation from Ibema Companhia Brasileira de Papel, the Company’s direct subsidiary, as fees for the participation in the Board of Directors based on the amounts disclosed in item 13.15 below.

Fiscal Council:

There are no members of the Fiscal Council who receive compensation supported by subsidiaries, controlled companies or direct or indirect controlling shareholders.

Committees

The statutory advisory committees to the Company’s Board of Directors (Management Committee; Sustainability and Strategy Committee; and Audit and Risk Management

Committee) were extinguished at the extraordinary shareholders’ meeting of the Company held on April 1, 2019.

At the same meeting, the Statutory Audit Committee was established, which remains the only advisory committee of the Company’s Board of Directors with statutory provisions. Subsequent act, the Board of Directors established other non-statutory advisory committees to the Board of Directors, including the Management and Finance Committee and the Compensation Committee. I Among these members of the non-statutory Committees there are members who also receive fixed and variable compensation (bonus and profit sharing) supported by direct controlling shareholders, as a result of their participation in the Board of Directors and/or Executive Board of the following entities: Suzano Holding and IPLF Holding.

g) Existence of any compensation or benefit linked to the occurrence of a certain corporate event, such as the sale of shareholder control of the issuer.

Typically, there is no compensation or benefit for members of management linked to the occurrence of a certain corporate event. Exceptionally in 2018, certain Statutory Executive Officers and members of the Board of Directors, who actively participated in the negotiation for the combination of the assets and shareholder bases of Suzano S.A. and Fibria Celulose S.A. were entitled to the bonus.

h) Practices and procedures adopted by the board of directors to define the individual compensation of the board of directors and of the Executive Board of Officers, indicating:

i. the issuer’s bodies and committees that participate in the decision-making process, identifying how they participate

The Board of Directors appoints a Compensation Committee whose function is to individualize the global value of the compensation of the Board of Directors, Executive Board of Officers and Fiscal Council members approved at the Annual Shareholders’ Meeting, observing market research carried out by consultants.

Accordingly, the Compensation Committee is a body that reports to the Board of Directors and its activities are advised by the Expertise-Compensation area of Suzano S.A. The meetings of the Compensation Committee are called according to the need to review the management’s compensation.

The Compensation Committee currently consists of 2 (two) members of the Board of Directors and 2 (two) non-management members who have experience in Executive and Board of Directors Compensation and are not linked to any consulting companies that carry out said market research. The members of the Compensation Committee are selected based on nominations by the Board of Directors, being submitted to interviews by the Committee Coordinator. The member selection Process assesses their independence, in relation to the Company itself and to the consultants hired, and the technical knowledge of the members in executive compensation (executive board and boards of directors).

Currently, the members that make up the Compensation Committee are Cláudio Sonder (Coordinator) who is also member of the Board of Directors, and Antônio Meyer, Lilian Guimarães and Eduardo Gianini as non-management members.

ii. criteria and methodology used for setting individual compensation, indicating whether studies are used to verify market practices, and, if so, the comparison criteria and the scope of these studies

The global compensation adopted by the Board of Directors and the Statutory Executive Board, are established, according to market standards, based on surveys by the agency conducted by renowned consultants specialized in the subject.

Annually, two surveys are conducted by renowned consultancies to define criteria and compare the compensation of Management and Fiscal Council members and those from Advisory Committees.

Currently, the consultants Willis Towers Watson and Korn Ferry are used, which analyze the main practices and trends of a group of large companies with characteristics and size comparable to Suzano, taking into account the time of dedication of the Directors, monthly compensation, totals fees considering short and long-term compensation and participation in other committees, in addition to which benefits have a concession prevalence in these organizations.

iii. how often and how the board of directors assesses the adequacy of the issuer’s compensation policy

Annually, the Compensation Committee evaluates the data received from the surveys carried out by Willis Towers Watson and Korn Ferry and verifies the need for adaptation or revision of the compensation policy, seeking to maintain the balance with the compared companies and the activity in search of Directors suitable the complexity of its operations at Suzano.

13.2. In relation to the compensation recognized in the result of the last 3 fiscal years and that expected for the current fiscal year of the board of directors, statutory executive board and Fiscal Council, prepare a table with the following content:

Total compensation forecasted for the current fiscal year as of December 31, 2020 - Annual amounts (in BRL)
a) Body	Board of Directors	Statutory Board	Fiscal Council	Total
b) Total number of members	9.00	8.00	3.00	20.00
c) Number of paid members	9.00	8.00	3.00	20.00
d) Compensation segregated into:
i. Annual fixed compensation, segregated into
Salary or pro-labore	13,488,945.67	22,757,007.90	1,250,000.00	37,495,953.57
Direct and indirect benefits	737,265.20	1,353,678.20	-	2,090,943.40
Compensation for participation in committees	5,480,000.00	-	-	5,480,000.00
Others	3,793,789.13	5,006,541.74	250,000.00	9,050,330.87
Description of other fixed compensations	INSS (National Institution of Social Security) (payable by the employer) levied on fixed annual compensation.
ii. Variable compensation, segregated into
Bonus	-	-	-	-
Profit sharing	-	14,541,512.70	-	14.5 41,512.70
Compensation per attendance in meetings	-	-	-	-
Commissions	-	-	-	-
Others	-	-	-	-
Description of other variable compensation	INSS (National Institution of Social Security) (payable by the employer) leviable on variable compensation (bonus).
iii. Post-employment benefits	-	576,000.00	-	576,000.00
vi. Benefits for employment termination	-	-	-	-
v. Share-based compensation, including options	-	80,765,259.46	-	80,765,259.46
e) Amount, per corporate body, of the compensation of the board of directors, statutory board and Fiscal Council	23,500,000.00	125,000,000.00	1,500,000.00	150,000,000.00
f) Total compensation of the board of directors, statutory board and Fiscal Council	23,500,000.00	125,000,000.00	1,500,000.00	150,000,000.00

Note	The number of members of each body was calculated considering the annual average of the number of members monthly assessed.

Total Compensation for the Fiscal Year as of December 31, 2019 - Annual Amounts (in BRL)
a) Body	Board of Directors	Statutory Board	Fiscal Council	Total
b) Total number of members	8.67	8.00	3.00	19.67
c) Number of paid members	8.67	8.00	3.00	19.67
d) Compensation segregated into:
i. Annual fixed compensation, segregated into
Salary or pro-labore	6,546,692.00	21,909,914.49	788,619.75	29,245.226,24
Direct and indirect benefits	614,387.67	615,872.95	-	1,230.260.62
Compensation for participation in committees	2,751,812.00	-	-	2,751,812.00
Others	1,859,700.80	4,838,929.89	157,723.95	6,856,354.64
Description of other fixed compensations	INSS (National Institution of Social Security) (payable by the employer) levied on fixed annual compensation (bonus).
ii. Variable compensation, segregated into
Bonus	5,081,921.00	-	-	5,081,921.00
Profit sharing	-	1,610,570.46	-	1,610,570.46
Compensation per attendance in meetings	50,000.00	-	-	50,000, 00
Commissions	-	-	-	-
Others	1,026,384.20	-	-	1,026,384.20
Description of other variable compensation	INSS (employer’s burden) on variable compensation (bonus).
iii. Post-employment benefits	-	516,206.64	-	516,206.64
vi. Benefits for employment termination	-	-	-	-
v. Share-based compensation, including options	-	44,860,242.65	-	44,860,242.65

e) Amount, per corporate body, of the compensation of the board of directors, statutory board and Fiscal Council	17,930,897.67	74,351,737.08	946,343.70	93,228,978.45
f) Total compensation of the board of directors, statutory board and Fiscal Council	17,930,897.67	74,351,737.08	946,343.70	93,228,978.45
Note	The number of members of each body was calculated considering the annual average of number of members monthly calculated.

Total compensation for the Fiscal Year as of 31/12/2018 - Annual Amounts (in BRL)
a) Body	Board of Directors	Statutory Executive Board	Fiscal Council	Total
b) Total number of members	9.00	8.00	3.00	20.00
c) Number of paid members	8.42	7.50	3.00	18.92
d) Compensation segregated into:
i. Annual fixed compensation, segregated into
Salary or pro-labore	4,981,956.00	27,797,163.55	729,586.92	33,508,706.47
Direct and indirect benefits	518,165, 56	1,316,099.76	-	1,834,265.32
Compensation for participation in committees	2,310,852.00	-	-	2,310,852.00
Others	484,987.20	1,292,111.44	48,768.19	1,825,866.83
Description of other fixed compensations

INSS (National Institution of Social Security) (payable by the employer) levied on fixed annual compensation.

There was no contribution in the period from January to August 2018 due to the payroll tax exemption, returning the contribution from September 2018.

ii. Variable compensation, segregated into
Bonus	8,581,921.00	17,500,000.00	-	26,081,921, 00

Profit sharing	-	7,001,502.50	-	7,001,502.50
Compensation per attendance in meetings	150,000.00	-	-	150,000.00
Commissions	-	-	-	-
Others	1,436,384.20	1,680,000.00	-	3,116,384.20
Description of other variable compensation

INSS (National Institution of Social Security) (payable by the employer) levied on variable compensation (bonus).

There was no contribution in the period from January to August 2018 due to payroll tax exemption, returning the contribution from September 2018

iii. Post-employment benefits	-	415,844.56	-	415,844.56
vi. Benefits for employment termination	-	-	-	-
v. Share-based compensation, including options	-	43,009,394.73	-	43,009,394.73
e) Amount, per corporate body, of the compensation of the board of directors, statutory board and Fiscal Council	18,464,265.96	100,012,116.54	778,355.11	119,254. 737.61
f) Total compensation of the board of directors, statutory board and Fiscal Council	18,464,265.96	100,012,116.54	778,355.11	119,254,737.61
Note	The number of members of each body was calculated considering the annual average of number of members monthly calculated.

Total compensation for the Fiscal Year on 12/31/2017 - Annual Amounts (in BRL)
a) Body	Board of Directors	Statutory Executive Board	Fiscal Council	Total
b) Total number of members	9.00	6.83	3.00	18.83
c) Number of paid members	9.00	6.83	3.00	18.83
d) Compensation segregated into:
i. Annual fixed compensation, segregated into

Salary or pro-labore	5,217,156.00	9,941,013.69	342,353.39	15,500,523.08
Direct and indirect benefits	287,151.07	845,133.43	-	1,132,284.50
Compensation for participation in committees	2,310,852.00	-	-	2,310,852.00
Others	-	-	-	-
Description of other fixed compensations	INSS (National Institution of Social Security) (payable by the employer) levied on fixed annual compensation. There was no contribution due to payroll tax exemption.
ii. Variable compensation, segregated into
Bonus	5,081,921.00	9,505,268.36	-	14,587,189.36
Profit sharing	-	6,003,564.55	-	6,003,564.55
Compensation per attendance in meetings	100,000.00	-	-	100,000.00
Commissions	-	-	-	-
Others	-	-	-	-
Description of other variable compensation	INSS (National Institution of Social Security) (payable by the employer) levied on fixed annual compensation. There was no contribution due to payroll tax exemption.
iii. Post-employment benefits	-	350,807.40	-	350,807.40
vi. Benefits for employment termination	-	-	-	-
v. Share-based compensation, including options	-	9,466,796.98	-	9,466,796.98
e) Amount, per corporate body, of the compensation of the board of directors, statutory board and Fiscal Council	12,997,080.07	36,112.5 84.41	342,353.39	49,452,017.87
f) Total compensation of the board of directors, statutory board and Fiscal Council	12,997,080.07	36,112,584.41	342,353.39	49,452,017.87
Note	The number of members of each body was calculated considering the annual average of number of members calculated monthly.

13.3. In relation to the variable compensation of the last 3 fiscal years and the one foracasted for the current fiscal year of the board of directors, statutory board and Fiscal Council, prepare a table:

Current fiscal year (to be closed on December 31, 2020)

a) Body	Board of Directors	Statutory Executive Board	Fiscal Council	Total
Total number of members	9.00	8.00	3.00	20.00
Number of paid members	0.00	7.00	0.00	9.00
Bonus
i. Minimum value prescribed in the compensation plan	N/A	N/A	N/A	N/A
ii. Maximum value prescribed in the compensation plan	N/A	N/A	N/A	N/A
iii. Value prescribed in the compensation plan – targets attained	N/A	N/A	N/A	N/A
Profit sharing
i. Minimum value prescribed in the compensation plan	N/A	-	N/A	-
ii. Maximum value prescribed in the compensation plan	N/A	14,541,512.70	N/A	14,541,512.70
iii. Value prescribed in the compensation plan – targets attained	N/A	8,281,051.35	N/A	8,281.051.35

Fiscal year ended December 31, 2019

a) Body	Board of Directors	Statutory Executive Board	Fiscal Council	Total
Total number of members	8.67	8.00	3.00	19.67
Number of paid members	2.00	7.00	0.00	9.00
Bonus
i. Minimum value prescribed in the compensation plan	N/A	N/A	N/A	N/A
ii. Maximum value prescribed in the compensation plan	5,081,921.00	N/A	N/A	5,081,921.00
iii. Value prescribed in the compensation plan – targets attained	5,081,921.00	N/A	N/A	5,081,921.00
Profit sharing
i. Minimum value prescribed in the compensation plan	N/A	-	N/A	-

ii. Maximum value prescribed in the compensation plan	N/A	14,422,120.00	N/A	14,422,120.00
iii. Value prescribed in the compensation plan – targets attained	N/A	8,213,060.00	N/A	8,213,060.00
iv. Amount actually recognized in the fiscal year	N/A	1,610,570.46	N/A	1,610,570.46

Fiscal year ended December 31, 2018

a) Body	Board of Directors	Statutory Executive Board	Fiscal Council	Total
Total number of members	8.42	7.50	3.00	18.92
Number of paid members	3.00	7.50	0.00	10.50
Bonus
i. Minimum value prescribed in the compensation plan	-	-	N/A	-
ii. Maximum value prescribed in the compensation plan	5,234,379.00	-	N/A	5,234,379.00
iii. Maximum value prescribed in the compensation plan – targets attained	8,581,921.00	-	N/A	8,581,921.00
iv. Amount actually recognized in the fiscal year	8,581,921.00	17,500,000.00	N/A	26,081,921.00
Profit sharing
i. Minimum value prescribed in the compensation plan	N/A	-	N/A	0.00
ii. Maximum value prescribed in the compensation plan	N/A	12,157,458.54	N/A	12,157,458.54
iii. Maximum value prescribed in the compensation plan – targets attained	N/A	7,961,065.69	N/A	7,961,065.69
iv. Amount actually recognized in the fiscal year	N/A	7,001,502.50	N/A	7,001,502.50

Fiscal year ended December 31, 2017

a) Body	Board of Directors	Statutory Executive Board	Fiscal Council	Total
Total number of members	9.00	6.83	3.00	18.83
Number of paid members	2.00	6.83	-	8.83
Bonus
i. Minimum value prescribed in the compensation plan	3,317,924.00	-	N/A	3,317,924.00
ii. Maximum value prescribed in the compensation plan	5,081,921.00	10,651,561.49	N/A	15,733,482.49

iii. Maximum value prescribed in the compensation plan – targets attained	5,081,921.00	9,582,780.11	N/A	14,664,701.11
iv. Amount actually recognized in the fiscal year	5,081,921.00	9,505,268.36	N/A	14,587,189.36
Profit sharing
i. Minimum value prescribed in the compensation plan	N/A	-	N/A	-
ii. Maximum value prescribed in the compensation plan	N/A	9,182,941.39	N/A	9,182.94 1.39
iii. Maximum value prescribed in the compensation plan – targets attained	N/A	6,304,838.64	N/A	6,304,838.64
iv. Amount actually recognized in the fiscal year	N/A	6,003,564.55	N/A	6,003.564,55

13.4. In relation to the share-based compensation plan of the board of directors and statutory board, in force in the last fiscal year and foreseen for the current fiscal year, describe:

a) General terms and conditions

Suzano S. A. has four share-based Long-Term Incentive plans: (i) the Phantom Shares plan, (ii) the Stock Options plan, the (iii) Share Appreciation Rights (SAR) plan and (iv) Performance Restricted Shares Plan (Performance Shares). The plans are presented below.

The Company stablishes general conditions for the grant, which are defined in specific regulations according to the guidelines and conditions established by the Company’s Bylaws and by the Company’s Board of Directors.

In general, the amount to be granted is determined based on (i) attainment of goals and
(ii) discretionary amounts attributable by the Company’s management in relation to the level of compliance with corporate indicators.

Plans are described below.

(i) Phantom Shares Plan

The Company offers a long-term incentive plan to its main executives and key members linked to the Company’s stock price, with payment in local currency (cash settlement), called Phantom Shares Plan.

The determination of the quantities of phantom shares to be granted to each beneficiary is defined based on the beneficiary’s basic wage, a salary multiple and the average of the last 90 quotations of the Company’s shares at B3.

From 2015 Phantom Shares plans were granted with vesting period of three and four years (50% of the shares granted in each lot), and granting of three lots of phantoms shares with vesting of, respectively, three, four and five years (1/3 of the total granted in each lot).

In addition to these grants of Phantom Shares, there was a grant in 2012 subject to specific conditions that limited minimum and/or maximum values to be reached by the phantom shares. More specifically, the phantom shares of the 2012 Special Program (a) had a minimum redemption value of BRL 9.00 and a maximum value of BRL 15.53 per share. The phantom shares of the 2012 Special Program (b) and the 2012 Special Program (c) had a minimum redemption amount of BRL 9.00, without a maximum amount established. The other characteristics of such plan are the same as those of the conventional Phantom Shares Plan. These 2012 grants were already redeemed in full.

(ii) Stock Option Plan

Among the Company’s Stock Option Plans (SOP), only Program 3, granted in 2013, was active in early 2018, but all outstanding options were exercised over the year, and no new grants were realized. Therefore, currently this plan does not have any open grant. Below is a detail of the grant that was open at the beginning of the period (Program 3).

On January 18, 2013, Program 3 was launched with the grant of 9 million options. Options are divided in five equal option lots (20% of total options for each). The grace period of each lot depends on the beneficiary’s performance during the vesting period. That is, vesting can be anticipated if preset goals are met. After end of the vesting period, the beneficiary has 90 days to exercise the options.

The 1st lot has a 24-month vesting period, which can be anticipated to 12 months. The 2nd lot has a 36-month vesting period, which can be anticipated to 24 months. The 3rd lot has a 60-month vesting period, which can be anticipated to 36 months. The 4th lot has a 72-month vesting period, which can be anticipated to 48 months. The 5th lot has an 84-month vesting period, which can be anticipated to 60 months.

(iii) SAR Plan

The Company started to grant in 2014 the SAR (Share Appreciation Rights) plan to its main executives and key members. The payment of this plan considers the difference between the Company’s share price and a base amount. This causes the Plan to show characteristic similar to the stock options plans (the base amount corresponds to the strike price of an option plan). For this reason, and because it is settled in cash, the plan is also called Phantom Option Plan.

The grants have strike price (or minimum share appreciation level) which represents 20% of the average for the 90 last trading sessions before the grant date. The grant was comprised of one lot with end of the vesting period three years after the grant and expiration six months after the end of the vesting period.

The beneficiary can be invited to participate in the plan. Acceptance is linked to the investment of an amount corresponding to 5% of the grant amount. At the end of the vesting period, the executive may pay 20% of the amount of the grant to acquire phantom shares (that is, to exercise phantom shares). Both the 5% and 20% must be deposited at the company’s account.

Hence, the beneficiary’s gain must be penalized or promoted as a result of the performance of SPC shares compared to the performance of competing shares.

(iv) Performance Restricted Shares Plan

On January 1, 2018, the Company established a Restricted Shares plan based on the performance of the Company. The Plan associates the number of Restricted Shares granted to the Company’s performance in relation to the ROIC (Return Over Invested Capital) goal. The size of the granting of restricted shares is defined in financial terms, and subsequently converted into shares based on the last 60 trading sessions prior to December 31 of SUZB3 in B3 (Brazil, Bolsa, Balcão) (Program 4).

The ROIC measurement will follow the formula below:

ROIC = NOPLAT/ Capital Employed

Being:

NOPL AT = Adjusted EBITDA - Maintenance Capex - IR and CSLL Cash + ICMS Monetization

Capital Employed = Current Assets + Fixed Assets (Position of December of the previous year) + Biological Assets (Position of December of the previous year) - Current Liabilities

At the end of the vesting period, ROIC is evaluated and the number of shares acquired is determined. However, the beneficiaries of the grant must follow a lockup period of 36 (thirty-six) months, after the conversion of the shares, during which they will not be able to sell the shares on the market.

If the beneficiaries leave the Company before the end of the reference fiscal year to measure the ROIC, they will lose the right to the next grant of Restricted Shares.

This plan had two grants: Program 4, granted in 2018 and already closed, and Program 5, granted in 2019 with 134,914 shares granted. The calculation of Program 5 indicates that none of the shares granted will be released, as the performance conditions have not been reached.

This Program 5 associates the amount of Restricted Shares granted to the Company’s performance in relation to the EBITDA target.

b) Main plan objectives

The Company’s ILP plans were created with the purpose of:

(i) promote the Company’s growth and the attainment of the corporate goals established, upon the creation of incentives that aim at a higher integration of its executives, managers and employees, in the capacity of the Company’s shareholders (shareholders, specifically for the Stock Option Plan);

(ii) enable the Company to maintain its professionals, by offering them, as additional advantage and incentive, the opportunity to be the Company’s shareholders (shareholders, specifically for the Stock Option Plan), under the terms, conditions and means set forth in the respective program regulation and plan; and

(iii) promote the Company’s good performance and attainment of interests of its shareholders based on a long-term commitment of its executive, managers and employees.

c) How the plan contributes to these goals

The plan contributes to the goals described above, through alignment of the personal and financial goals of the beneficiaries with the Company’s long-term goals.

d) How the plan is inserted in the issuer’s compensation policy

The plan is inserted in the Company’s compensation policy so as to comprise the overall compensation of the beneficiaries, although the preferred stock options do not comprise the wage or overall compensation of beneficiaries, as set forth in the plan adhesion agreements.

Hence, in a selected market survey conducted by specialized consulting firm, the position of the overall compensation of beneficiaries in relation to this market is assessed, and the Company’s strategy is that they must be positioned above the average of these results.

e) how the plan aligns the interests of the Management and the issuer in the short-, medium- and long-term

The grants made based on the share-based compensation plans (Phantom Shares, SAR and stock options) align the interests of management and the issuer in the short, medium- and long-term since the grant, as these compensation programs are based on performance indicators and depend on the analysis from the Management Committee, encouraging the interest of employees in working for the company’s appreciation for the subsequent appreciation of its shares or options granted.

Moreover, the program cycle provides for a vesting period for the Phantom Shares and SARs, so to as stimulate the interest of the beneficiary in focusing on long-term sustainable management actions.

For stock options, the Company grant them for future periods, based on the grant price which, in turn, is lower than the share amount on grant date, so that the beneficiary becomes interested in working for the company’s appreciation, seeking a higher difference between the acquisition price on the grant date and the fair price of the Company’s shares upon exercise of the option.

Additionally, the stock option plan adopted by the Company imposes a lockup period for the transfer of shares, which also works for the beneficiary to become interested in focusing on long-term sustainable management actions.

By way of example, some of the indicators adopted for the granting of the share-based compensation program are the EBITDA and ROIC ratio, the added economic value and the increase in the company’s value.

f) Maximum number of shares covered

•	Phantom Shares and SAR Plan

Limit not applicable, as these two Plans do not provide for the issuance/grant of the Company’s existing shares – settlement is made through cash.

•	Stock Option Plan

The options granted under the Stock Option Plan cannot exceed, during the effective period, two percent (2%) of the Company’s total subscribed and paid-in capital stock.

•	Performance Restricted Shares Plan

The Restricted Shares granted must respect the maximum financial grant limit of BRL 5,100,000.00. In other words, the total number of shares granted must be equal to the ratio between BRL 5,100,000.00 and the reference value of the shares, based on the average of the last 60 sessions of the SUZB3 share as of December 31 of the year of reference.

g) Maximum number of options to be granted

•                     Phantom Shares and SAR Plan

Not applicable as it is a share-based or phantom option-based program.

•                     Stock Option Plan

In the share-based compensation Plan with payment in shares (stock options), options granted cannot exceed 2% of the Company’s total subscribed and paid-in capital stock, which must, as suggested by the Management Committee and approved by the Board of Directors, derive from: (i) the issuance of new shares, within the limit of the Company’s authorized capital; and/or (ii) treasury shares.

During the vesting period of the options, the beneficiary cannot dispose of or create any lien on these options.

h) Share vesting conditions

•                     Phantom Shares Plan

Executives in the positions of Executive Officer, Officers and key members of the Company are eligible to this program.

The plan regulation also determines the following conditions for these beneficiaries to be eligible to exercise Phantom Shares (vesting and non-vesting conditions): (i) in case of dismissal with cause or voluntary resignation or dismissal without cause by the Company (in those cases, the beneficiary will automatically lose any right to exercise the Phantom Shares granted to it, without indemnity); (ii) in the event of retirement, the expiration of the expected vesting periods for the exercise of the Phantom Shares will be anticipated, the beneficiary being entitled to immediately exercise all Phantom shares; (iii) in the absence of the situation (i) above, the vesting conditions are considered fully satisfied, thus allowing the beneficiary to exercise its Phantom Shares as defined in the regulations.

Except in the non-vesting conditions mentioned above, the Phantom Shares can only be exercised after a vesting period from one to four years (grace period) and, when applicable, until no more than five years counted from the grant date.

•                     SAR Plan

Executives in the positions of Executive Officers, Officers and key members of the Company are eligible for this program.

The invitation in a given year is not a guarantee for the maintenance in the program, and the candidates selected within one year may or may not be included in a list in subsequent years.

The plan regulation also determines the following conditions for these beneficiaries to be eligible to exercise the SAR (vesting and non-vesting conditions): (i) in case of dismissal with cause or voluntary resignation, the beneficiary will automatically lose the right to exercise the SAR granted to it, without indemnity, also losing the amount invested to join the program; (ii) in the event of dismissal without cause or due to retirement, the beneficiary will receive the amount invested to join the program adjusted by the IPCA rate; (iii) in the absence of situation (i) and (ii) above, the vesting conditions are considered fully satisfied, thus allowing the beneficiary to exercise its SAR as defined in the regulations.

Except in non-vesting conditions mentioned above, the SARs can only be exercised after a three-year vesting period (exercise period). The maximum period of five years for the redemption (maturity) and a six-month period after payment of the 20% must also be taken into consideration for the effective receipt of payment by the company (a concept similar to the share lock up).

•                     Stock Option Plan

For the stock options plan, with respect to beneficiaries:

(i) Executives in the positions of Executive Officers, Officers and key members of the Company are eligible for this program; and

(ii) Shall be validated by the Board of Directors.

In case of dismissal with cause, voluntary resignation or retirement, the beneficiary will automatically lose any right to exercise the options granted, without indemnity. In the event of dismissal with cause, the expiration of the terms set forth for the exercise of stock options will be anticipated, the beneficiary being entitled to immediately exercise all options, while, in the absence of the abovementioned situations, the vesting conditions are considered fully satisfied, thus allowing the beneficiary to exercise its options, as set forth in the regulation.

Except in the event of the abovementioned non-vesting conditions, the vesting periods (exercise period, defined in 13.4 (j) below) will be established, during which periods the beneficiaries can fully or partially exercise its options.

•                     Performance Restricted Shares Plan

For the Restricted Shares plan, regarding the beneficiaries:

(i) Executives in the positions of Executive Officers, Officers and key members of the Company are eligible for this program; and

(ii) Shall be validated by the Board of Directors.

In relation to the acquisition conditions, the granting of restricted shares is subject to the performance of the Company in relation to the ROIC target and also to the permanence of the beneficiaries during the reference period for calculating the ROIC.

i) Criteria for setting the acquisition or strike price

•                     Phantom Shares Plan

There is no strike price, as the plan is not based on options, but on the share price. However, the gain corresponding to each phantom share granted is calculated as follows:

VR = VMA x Quantity of phantom shares

Being:

VR = Redeemed Amount = Amount to be redeemed by the beneficiary.

VMA = average quotation of the Company’s shares calculated based on the average of the last 90 trading sessions as from the closing of the last business day of the trading session of the month prior to the grant month.

•                     SAR Plan

The strike price, corresponding to each SAR (phantom option), through which the beneficiaries can exercise their option, is calculated as follows:

Pe = 20% x Average of the last 90 trading sessions before the grant date.

In turn, the redeemed amount is calculated as follows:

VR = [VMA - Pe] x TRS

Being:

VR = Redeemed Amount = Amount to be redeemed by the beneficiary

VMA = VMA = average quotation of the Company’s shares calculated based on the average of the last 90 trading sessions as from the closing of the last business day of the trading session of the month prior to the grant month.

TSR = percentage linked to the Company’s performance in relation to its competitors which can range from 75% to 125%, when applicable.

•                     Stock Option Plan

For the Program 3, the strike price was given by the average of the last 30 trading sections prior to the option grant, less 15%.

Under such Program, in addition to the condition of maintenance, the exercise is also subject to corporate performance goals stipulated in the grant agreements.

•                     Performance Restricted Shares Plan

Not applicable.

j) Criteria for establishment of the vesting period

The vesting period must abide by at least the cycle determined by the Company as appropriate for the return of the beneficiaries’ shares in the form of results to the Company.

•                     Phantom Shares Plan

The vesting period corresponds to up to five years after the grant.

•                     SAR Plan

The maximum vesting period (expiration) of the SAR is five years after the grant.

•                     Stock Option Plan

Program 3 is comprised of five equal lots. The grace period of each lot depends on the beneficiary’s performance during the vesting period. That is, vesting can be anticipated if preset goals are met. After end of the vesting period, the beneficiary has 90 days to exercise the options.

The 1st lot has a 24-month vesting period, which can be anticipated to 12 months. The 2nd lot has a 36-month vesting period, which can be anticipated to 24 months. The 3rd lot has a 60-month vesting period, which can be anticipated to 36 months. The 4th lot has a 72-month vesting period, which can be anticipated to 48 months. The 5th lot has an 84-month vesting period, which can be anticipated to 60 months. In any of these cases, the maximum vesting period is six months after the end of the vesting term.

•                     Performance Restricted Shares Plan

It is not applicable. There is, however, a lockup period of 36 months after the conversion of the Restricted Shares.

k) Settlement method

•                     Phantom Shares and SAR Plan

Settlement is made through payroll on behalf of the beneficiary when all conditions are satisfied.

•                     Plan of Stock Option and Restricted Stock Plan with Performance

SOP Plans are settled through the Company’s Shares.

l) Restrictions on the transfer of shares

•                     Phantom Shares and SAR Plan

The Company’s shares are not granted under this program as the settlement is made in cash.

•                     Stock Option Plan

For Program 3, there are no restrictions for the transfer of shares. It is settled in shares (bonds).

•                     Performance Restricted Shares Plan

There is a lockup period of 36 (thirty-six) months, within which the transfer of shares is not allowed. It is settled in shares (bonds).

m) Criteria and events that, when verified, will give rise to the suspension, modification or extinguishment of the plan

In the event of the Company’s winding up or liquidation, the Stock Option Plan beneficiaries can exercise their options that already can be exercised in the period between the call date of the annual general meeting that will be held to decide on the Company’s winding up or liquidation and the meeting date.

Otherwise, the options will be extinguished, similarly to its Regulation and respective Adhesion Agreements.

The stock option plans, as well as the Long-term Phantom Shares Incentive plan and SAR Plan, can be extinguished, at any time, upon decision of the Company’s Management Committee. The end of validity of the plans will not affect the efficiency of the still valid options that have been granted in accordance with the prevailing regulation.

n) Effects of the manager withdrawal from the issuer’s bodies on the rights set forth in the share-based compensation plan

As mentioned in item 13.4(h) above, in relation to Phantom Shares: (i) in case of dismissal with cause or voluntary resignation or dismissal without cause by the company (in these cases, the beneficiary will automatically lose any right to exercise the Phantom Shares granted to it, without indemnity); (ii) in the event of retirement, the expiration of the expected vesting periods for the exercise of the Phantom Shares will be anticipated, the beneficiary being entitled to immediately exercise all Phantom shares; (iii) in the absence of the situation (i) above, the conditions of the vesting shall be considered fully satisfied, being able, therefore, that the beneficiary exercises its Phantom Shares under the terms defined by the regulations.

In case of the SAR, in any events of dismissal with cause or voluntary resignation, the beneficiary will automatically lose any right to exercise the Phantom Shares granted to it, without indemnity, also losing the amount invested to join the program. In the event of dismissal without cause, the beneficiary will receive the amount invested to join the program, adjusted by the IPCA rate.

13.5. In relation to the share-based compensation recognized in the result of the last 3 fiscal years and that foreseen for the current fiscal year, of the board of directors and statutory board, prepare a table with the following content:

Information on the Phantom Shares Plans, Stock Options Plans, Share Appreciation Rights (SAR) Plan and the Performance Restricted Shares Plan is presented in the tables below.

There are no Phantom Shares, Options or Performance Shares available to the Board of Directors or Fiscal Council. Only the Statutory Board is covered by these plans.

The quantity of shares/options granted may vary when comparing the tables of consecutive years as a result of the change in the staff of Statutory Officers from one year to another.

PHANTOM SHARES PLAN					Estimative for the Fiscal Year ended December 31, 2020
a) Body	Statutory Board
b) Total number of members	8.00
c) Number of paid members	7.00
d) In relation to each granting:
i. Date of Grant	03/01/2015	03/01/2016	04/03/2017	03/01/2018	03/01/2019
ii. Quantity of phantom shares granted	112,650	36,606	913,536	87,974	564,446

iii. Quantity of phantom shares outstanding in the beginning of the period	0	18,303	913,536	87,974	564,446
iv. Deadline for the phantom shares to become exercisable	-	18,303 on 3/1/2020	304,512 on 03/04/2020 304,512 on 03/04/2021 304,512 on 04/03/2022	43,987 on 3/1/2021 43,987 on 3/1/202 2	260,000 on 03/01/2021 282,223 on 03/01/2022 22,223 on 03/01/2023
v. Maximum terms of the exercise of the phantom shares	-	18,303 on 3/1/2020	304,512 on 4/3/2020 304,512 on 4/3/2021 304,512 on 4/3/2022	43,987 on 3/1/2021 43,987 on 3/1/2022	22,223 on 01/03/2022 22,223 on 03/01/2023 520,000 on 03/01/2024
vi. Time for restriction on the transfer of shares	Not applicable to Phantom Shares
vii. Weighted average amount of phantom shares:
· Outstanding in the beginning of the fiscal year	BRL 34.82	BRL 34.82	BRL 34.82	BRL 34.82	BRL 34.82
· forfeited during the fiscal year	There is no forecast
· Exercised during the fiscal year	There is no forecast
· Expired during the fiscal year	There is no forecast
e) Fair value of phantom shares on the granting date	BRL 10.80	BRL 16.93	BRL 12.14	BRL 12.87	BRL 41.10

f) Potential dilution in case of exercise of all the phantom shares	Not applicable to Phantom Shares

PHANTOM SHARES PLAN		Fiscal Year ended December 31, 2019
a) Body	Statutory Executive Board
b) Total number of members	8.00
c) Number of paid members	7.00
d) In relation to each granting:
i. Date of Grant	03/01/2015	03/01/2016	04/03/2017	03/01/2018	03/01/2019
ii. Quantity of phantom shares granted	112,650	36,606	913,536	87,974	564,446
iii. Quantity of phantom shares outstanding in the beginning of the period	56,325	36,606	913,536	87,974	564,446
iv. Deadline for the phantom shares to become exercisable	56,325 on 3/1/2019	18,303 on 3/1/2019 18,303 on 3/1/2020	304,512 on 4/3/2020 304,512 on 4/3/2021 304,512 on 04/3/2022	43,987 on 3/1/2021 43,987 on 3/1/2022	260,000 on 03/01/2021 282,223 on 03/01/2022 22,223 on 03/01/2023
v. Maximum terms of the exercise of the phantom shares	56,325 on 3/1/2019	18.303 on 3/1/2019 18,303 on 3/1/2020	304,512 on 03/04/2020 304,512 on 04/03/2021 304,512 on 03/04/2022	43,987 on 3/1/2021 43,987 on 3/1/2022	22,223 on 3/1/2022 22,223 on 3/1/2023 520,000 on 3/1/2024
vi. Time for restriction on the transfer of shares	Not applicable to Phantom Shares
vii. Weighted average amount of phantom shares:
· Outstanding in the beginning of the fiscal year	BRL 34.82	BRL 34.82	BRL 34.82	BRL 34.82	BRL 34.82

· forfeited during the fiscal year	There is not.	There is not.	There is not.	There is not.	There is not.
· Exercised during the fiscal year	BRL 41.10	BRL 41.10	There is not.	There is not.	There is not.
· Expired during the fiscal year	There is not.	There is not.	There is not.	There is not.	There is not.
e) Fair value of phantom shares on the granting date	BRL 10.80	BRL 16.93	BRL 12.14	BRL 12.87	BRL 41.10
f) Potential dilution in case of exercise of all the phantom shares	Not applicable to Phantom Shares

PHANTOM SHARES PLAN			Fiscal Year ended December 31, 2018
a) Body	Statutory Executive Board
b) Total number of members	7.50
c) Number of paid members	6.50
d) In relation to each granting:
i. Date of Grant	03/01/2015	03/01/2016	04/03/2017	10/02/2017	03/01/2018
ii. Quantity of phantom shares granted	127,938	41,578	1,218,048	126,024	132,798
iii. Quantity of phantom shares outstanding in the beginning of the period	127,938	41,578	1,218,048	12 6,024	132,798
iv. Deadline for the phantom shares to become exercisable	63,969 on 3/1/2018 63,969 on 3/1/2019	20,789 on 3/1/2019 20,789 on 3/1/2020	406,016 on 4/3/2020 406.0 16 on 4/3/2021 406,016 on 4/3/2022	42,008 on 10/2/2020 42,008 on 0 10/2/2021 42,008 on 10/02/2022	66,399 on 3/1/2021 66,399 on 3/1/2022

v. Maximum terms of the exercise of the phantom shares	63,969 on 3/1/2018 63,969 on 3/1/2019	20,789 on 3/1/2019 20,789 on 3/1/2020	406,016 on 4/3/2020 406,016 on 4/3/2021 40 6,016 on 4/3/2022	42,008 on 10/2/2020 42,008 on 10/2/2021 42,008 on 10/02/2022	66,399 on 3/1/2021 66,399 on 3/1/2022
vi. Time for restriction on the transfer of shares	Not applicable to Phantom Shares
vii. Weighted average amount of phantom shares:
· Outstanding in the beginning of the fiscal year	BRL 42.46	BRL 42.46	BRL 42.46	BRL 42.46	There is not
· forfeited during the fiscal year	BRL 51.76	BRL 51.76	BRL 51.76	There is not	BRL 52.35
· Exercised during the fiscal year	BRL 19.88	There is not	There is not	There is not	There is not
· Expired during the fiscal year	There is not	There is not	There is not	There is not	There is not
e) Fair value of phantom shares on the granting date	BRL 10.80	BRL 16.93	BRL 13.30	BRL 15.87	BRL 19.88
f) Potential dilution in case of exercise of all the phantom shares	Not applicable to Phantom Shares

PHANTOM SHARES PLAN	Fiscal year ended December 31, 2017
a) Body	Statutory Executive Board
b) Total number of members	6.83
c) Number of paid members	5.33
d) In relation to each granting:
i. Date of Grant	03/01/2015	03/01/2016	04/03/2017	10/02/2017
ii. Quantity of phantom shares granted	176,343	50,894	1,218,048	126,024

iii. Quantity of phantom shares outstanding in the beginning of the period	157,318	50,894	-	-
iv. Deadline for the phantom shares to become exercisable	50% 3 years after the granting date 50% 4 years after granting date		33% 3 years after the granting date 33% 4 years after the granting date 33% 5 years after the granting date
v. Maximum terms of the exercise of the phantom shares	50% 3 years after the granting date 50% 4 years after granting date		33% 3 years after the granting date 33% 4 years after the granting date 33% 5 years after the granting date
vi. Time for restriction on the transfer of shares	Not applicable to Phantom Shares
vii. Weighted average amount of phantom shares:
· Outstanding in the beginning of the fiscal year	11.44	11.44	There is not	There is not
· forfeited during the fiscal year	There is not
· Exercised during the fiscal year	There is not
· Expired during the fiscal year	There is not
e) Fair value of phantom shares on the granting date	10.80	16.93	13.30	15.87
f) Potential dilution in case of exercise of all the phantom shares	Not applicable to Phantom Shares

OPTION PLAN	Provided for the fiscal year ending December 31, 2020
There are no Open Option Plans in 2019, all of them have already been finalized by the end of the 2018 fiscal year.

OPTION PLAN	Provided for the fiscal year ending December 31, 2019
There are no Open Option Plans in 2019, all of them have already been finalized by the end of the 2018 fiscal year.

OPTIONS PLAN	Fiscal year ended December 31, 2018
a) Body	Statutory Executive Board
b) Total number of members	7.50
c) Number of paid members	1.00
d) In relation to each granting:

i. Date of Grant	1/18/2013
ii. Quantity of options granted	9,000,000
iii. Quantity of outstanding options in the beginning of the period	1,800,000
iv. Time for the options to become exercisable	1/18/2018 - 1,800,000
v. Maximum term for the exercise of options	90 days after the grace period ends
vi. Time for restriction on the transfer of shares	There is not
vii. Weighted average amount of the exercise of the options
• outstanding in the beginning of the fiscal year	BRL 4.73
• forfeited during the fiscal year	There is not
• exercised during the fiscal year	BRL 4.73
• expired during the fiscal year	There is not
e) Fair value of stock options on the granting date	BRL 3.99
f) Potential dilution in case of exercise of all the options granted	0.16%

OPTION PLAN	Fiscal year ended December 31, 2017
a) Body	Statutory Executive Board
b) Total number of members	6.83
c) Number of paid members	1.00
d) In relation to each granting:
i. Date of Grant	1/18/2013
ii. Quantity of options granted	9,000,000
iii. Quantity of outstanding options in the beginning of the period	1,800,000
iv. Time for the options to become exercisable	18/0 1/2018 - 1.800.000
v. Maximum term for the exercise of options	90 days after the grace period ends
vi. Time for restriction on the transfer of shares	There is not
vii. Weighted average amount of the exercise of the options
• outstanding in the beginning of the fiscal year	BRL 4.73
• forfeited during the fiscal year	There is no forecast
• exercised during the fiscal year	BRL 4.73
• expired during the fiscal year	There is no forecast
e) Fair value of stock options on the granting date	BRL 3.99

f) Potential dilution in case of exercise of all the options granted	1.23%

SAR (Share Appreciation Rights) PLAN	Estimative for the fiscal year ended December 31, 2020
a) Body	Statutory Executive Board
b) Total number of members	8.33
c) Number of paid members	7.00
d) In relation to each granting:
i. Date of Grant	4/1/2016	04/03/2017	4/2/2018	04/01/2019
ii. Quantity of SAR granted	137,882	187,942	123,561	113,969
iii. Quantity of outstanding SAR in the beginning of the period	0	187,942	123,561	113,969
iv. Time for the SARs to become exercisable	-	187,942 on 4/3/2020	123,561 on 4/2/2021	113,969 on 4/1/2022
v. Maximum term for the exercise of the SAR	-	187,942 on 4/3/2022	123,561 on 4/2/2023	113,969 on 4/1/2024
vi. Time for restriction on the transfer of shares	Does not apply to SAR
vii. Weighted average amount of the exercise of SAR
• outstanding in the beginning of the fiscal year	BRL 39.54	BRL 45.51	BRL 36.75	BRL 26.51
• forfeited during the fiscal year	There is no forecast
• exercised during the fiscal year	There is no forecast
• expired during the fiscal year	There is no forecast
e) SAR Fair value on the granting date	BRL 13.78	BRL 12.14	BRL 18.07	BRL 34.17
f) Potential dilution in case of exercise of all SAR	Does not apply to SAR

SAR PLAN	Fiscal year ended on December 31, 2019
a) Body	Statutory Board

b) Total number of members	8.33
c) Number of paid members	7.00
d) In relation to each granting:
i. Date of Grant	4/1/2016	04/03/2017	4/2/2018	04/01/2019
ii. Quantity of SAR granted	137,882	187,942	123,561	113,969
iii. Quantity of outstanding SAR in the beginning of the period	137,882	187,942	123,561	113,969
iv. Time for the SARs to become exercisable	137,882 on 4/1/2019	187,942 on 4/3/2020	123.561 on 02/04/2021	113,969 on 4/1/2022
v. Maximum term for the exercise of the SAR	137,882 on 4/1/2021	187,942 on 4/3/2022	123,561 on 4/2/2023	113,969 on 4/1/2024
vi. Time for restriction on the transfer of shares
vii. Weighted average amount of the exercise of SAR
• outstanding in the beginning of the fiscal year	BRL 39.54	BRL 45.51	BRL 36.75	BRL 26.51
• forfeited during the fiscal year	There is not	There is not	There is not	There is not
• exercised during the fiscal year	BRL 28.56	There is not	There is not	There is not
• expired during the fiscal year	There is not	There is not	There is not	There is not
e) SAR Fair value on the granting date	BRL 13.78	BRL 12.14	BRL 18.07	BRL 34.17
f) Potential dilution in case of exercise of all SAR

SAR PLAN		Fiscal period ended December 31, 2018
a) Body	Statutory Executive Board
b) Total number of members	7.50
c) Number of paid members	6.50
d) In relation to each granting:
i. Date of Grant	0 04/01/2015	4/1/2016	04/03/2017	4/2/2018
ii. Quantity of SAR granted	176,159	163,505	223,431	171,448

iii. Quantity of outstanding SAR in the beginning of the period	176,159	163,505	223,431	171,448
iv. Time for the SARs to become exercisable	176,159 on 4/1/2018	163,505 on 4/1/2019	223,431 on 4/3/2020	171.448 on 4/2/2021
v. Maximum term for the exercise of the SAR	176,159 on 4/1/2020	163,505 on 4/1/2021	223,431 on 4/3/2022	171,448 on 4/2/2023
vi. Time for restriction on the transfer of shares	Does not apply to SAR
vii. Weighted average amount of the exercise of SAR
• outstanding in the beginning of the fiscal year	BRL 50.15	BRL 42.93	BRL 48.64	BRL 45.90
• forfeited during the fiscal year	There is not	BRL 48.57	BRL 49.10	BRL 48.65
• exercised during the fiscal year	BRL 43.71	There is not	There is not	There is not
• expired during the fiscal year	There is not	There is not	There is not	There is not
e) SAR Fair value on the granting date	BRL 10.93	BRL 13.78	BRL 12.14	BRL 18.07
f) Potential dilution in case of exercise of all SAR	Does not apply to SAR

SAR PLAN	Fiscal year ended December 31, 2017
a) Body	Statutory Executive Board
b) Total number of members	6.83
c) Number of paid members	4.92
d) In relation to each granting:
i. Date of Grant	4/1/2014	04/01/2015	4/1/2016	04/03/2017
ii. Quantity of SAR granted	356,284	247,984	185,544	223,431
iii. Quantity of outstanding SAR in the beginning of the period	309,637	213,034	185,544	-
iv. Time for the SARs to become exercisable	3 years after the date of grant
v. Maximum term for the exercise of the SAR	5 months after the end of the grace period
vi. Time for restriction on the transfer of shares	Not applicable to SAR
vii. Weighted average amount of the exercise of SAR
• outstanding in the beginning of the fiscal year	1.79	2.34	3.19	2.66
• forfeited during the fiscal year	There is not	2.34	3.19	There is not
• exercised during the fiscal year	1.79	2.34	There is not	There is not
• expired during the fiscal year	There is not
e) SAR Fair value on the granting date	8.16	10.93	13.78	10.42

f) Potential dilution in case of exercise of all SAR	Not applicable to SAR

PERFORMANCE RESTRICTED SHARES PLAN	Estimative for the fiscal year ended December 31, 2020
a) Body	Statutory Executive Board
b) Total number of members	8.00
c) Number of paid members	1
d) In relation to each granting:
i. Date of Grant	01/02/2018	01/02/2019
ii. Quantity of shares granted	130,435	134,914
iii. Quantity of outstanding shares in the beginning of the period	0	0
iv. Time for the shares to become exercisable	-	-
v. Maximum term for the exercise of the shares.	Not applicable	Not applicable
vi. Time for restriction on the transfer of shares	36 months	36 months
vii. Weighted average amount of the exercise of shares
• outstanding in the beginning of the fiscal year	There is not	There is not
• forfeited during the fiscal year	There is not	There is not
• exercised during the fiscal year	There is not	There is not
• expired during the fiscal year	There is not	There is not
e) Shares Fair value on the granting date	BRL 19.35	BRL 39.10
f) Potential dilution in case of exercise of all shares	0.00%	0.00%

PERFORMANCE RESTRICTED SHARES PLAN	Fiscal period ended December 31, 2019
a) Body	Statutory Executive Board
b) Total number of members	8.00
c) Number of paid members	1
d) In relation to each granting:
i. Date of Grant	01/02/2018	01/02/2019
ii. Quantity of shares granted	130,435	134,914
iii. Quantity of outstanding shares in the beginning of the period	130,435	134,914
iv. Time for the shares to become exercisable	01/02/2019 - 130,435	01/02/2020 - 134,914
v. Maximum term for the exercise of the shares.	Not applicable	Not applicable

vi. Time for restriction on the transfer of shares	36 months	36 months
vii. Weighted average amount of the exercise of shares
• outstanding in the beginning of the fiscal year	BRL 19.35¹	BRL 39.10¹
• forfeited during the fiscal year	There is not	There is not
• exercised during the fiscal year	BRL 19.35¹	There is not
• expired during the fiscal year	There is not	There is not
e) Shares Fair value on the granting date	BRL 19.35	BRL 39.10
f) Potential dilution in case of exercise of all shares	0.00%	0.00%

¹ As it is a plan settled in equity instruments, the fair value is calculated on the grant and is not subsequently recalculated

PERFORMANCE RESTRICTED SHARES PLAN	Fiscal period ending 12/31/2018
a) Body	Statutory Executive Board
b) Total number of members	7.50
c) Number of paid members	1.00
d) In relation to each granting:
i. Date of Grant	01/02/2018
ii. Quantity of shares granted	130,435
iii. Quantity of outstanding shares in the beginning of the period	130,435
iv. Time for the shares to become exercisable	01/02/2019 - 130,435
v. Maximum term for the exercise of the shares.	Not applicable
vi. Time for restriction on the transfer of shares	36 months
vii. Weighted average amount of the exercise of shares
• outstanding in the beginning of the fiscal year	BRL 19.35
• forfeited during the fiscal year	There is not
• exercised during the fiscal year	There is not
• expired during the fiscal year	There is not
e) Shares Fair value on the granting date	BRL 19.35
f) Potential dilution in case of exercise of all shares	0.01%

13.6. In relation to the outstanding options of the board of directors and statutory board at the end of the last fiscal year, prepare a table with the following content:

Information on the Phantom Shares Plans, Special Phantom Shares Plan, Stock Options Plan, SAR (Share Appreciation Rights) Plan and Performance Restricted Shares Plan are presented in the tables below.

There is no share-based compensation available to the Board of Directors or Fiscal Council. Only the Statutory Board is contemplated by these plans.

PHANTOM SHARES PLAN	Fiscal year ended 31, 2019
a) Body	Direct Statutory
b) Total Number of Members	8.00
c) Number of Paid Members	7.00
d) Concerning phantom shares still not exercisable
i. Quantity	1,584,259
ii. Date when they will become exercisable	Quantity: 18,303 304,512 303,987 3 04,512 326,210 304,512 22,223	Date: 03/01/2020 04/03/2020 03/01/2021 04/03/2021 03/01/2022 04/03/2022 03/01/2023
iii. Maximum term for exercise	The shares must be redeemed at the end of the grace period, so the term for exercise is the same term to make it exercisable (previous item)
iv. Time for restriction for the transfer of shares	Not applicable for phantom shares
v. Weighted average price of exercise	Not applicable for phantom shares
vi. Fair value of the phantom shares on the last day of fiscal year	BRL 55,163,898.38
e) In relation to the exercisable phantom shares
i. Quantity	There are no exercisable Phantom Shares
ii. Maximum term for the exercise of the phantom shares
iii. Restriction period for the transfer of shares
iv. Weighted average price of the exercise
vi. Fair value of the phantom shares on the last day of fiscal year
vi. Fair value of all the phantom shares on the last day of fiscal year	BRL 55,163,898.38

SPECIAL PHANTOM SHARES PLAN	Fiscal year ended December 31, 2019
There are no Special Phantom Shares outstanding on the last day of the fiscal period ended December 31, 2019.

OPTIONS PLAN	Fiscal year ended December 31, 2019
There are no outstanding options on the last day of the fiscal period ended December 31, 2019.

SAR PLAN	Fiscal period ending on 12/31/2019
a) Body	Statutory Executive Board
b) Total Number of Members	8.00
c) Number of Paid Members	7.00
d) Concerning options still not exercisable
i. Quantity	425,472
ii. Date when they will become exercisable	Date 04/03/2020 4/2/2021 4/1/2022	Amount 187,942 123,561 113,969
iii. Maximum term for exercise	Date 04/03/2022 4/2/2023 4/1/2024	Amount 187,942 123,561 113,969
iv. Time for restriction for the transfer of shares	Not applicable for SAR
v. Weighted average price of exercise	BRL 4.71
vi. Fair value of the options on the last day of fiscal year	BRL 16,113,238.69
e) In relation to the exercisable options
i. Quantity	There are no exercisable SAR
ii. Maximum term for the exercise of the options
iii. Restriction period for the transfer of shares
iv. Weighted average price of the exercise
vi. Fair value of the options on the last day of fiscal year

vi. Fair value of all the options on the last day of fiscal year	BRL 16,113,238.69

PERFORMANCE RESTRICTED SHARES PLAN	Fiscal year ended December 31, 2019
There are no Performance Restricted Shares outstanding on the last day of the fiscal period ended December 31, 2019. The performance condition was not met for Program 5 and the 134,914 restricted shares granted were lost.

13.7. In relation to the options exercised and shares delivered related to the share-based compensation of the board of directors and statutory board, in the last 3 fiscal years, prepare a table with the following content:

The information on the Phantom Shares Plans, Special Phantom Shares, Stock Options, SAR (Share Appreciation Rights) and Performance Restricted Shares Plan are presented in the tables below.

There is no share-based compensation available to the Board of Directors or Fiscal Council. Only the Statutory Board is contemplated by these plans.

Phantom Shares Plan:

PHANTOM SHARES PLAN	Fiscal year ended December 31, 2019
a) Body	Statutory Executive Board
b) Total number of members	8.00
c) Number of Paid Members	7.00
d) Regarding phantom shares exercised
i. Amount	74,628
ii. Average exercise price (value of the phantom share)	BRL 41.10
iii. Total value of the difference between the exercise value and the market value of the shares in relation to the options exercised	Not applicable to phantom shares
e) In relation to the shares delivered
i. Number of shares	Not applicable to phantom shares
ii. Weighted average price of acquisition
iii. Total amount of the difference between the value of acquisition and the market value of the shares

PHANTOM SHARES PLAN	Fiscal year ended December 31, 2018
a) Body	Statutory Executive Board

b) Total number of members	7.50
c) Number of Paid Members	6.50
d) Regarding phantom shares exercised
i. Amount	63,969
ii. Average exercise price (value of the phantom share)	BRL 19.88
iii. Total value of the difference between the exercise value and the market value of the shares in relation to the options exercised	Not applicable to phantom actions
e) In relation to the shares delivered
i. Number of shares	Not applicable to phantom actions
ii. Weighted average price of acquisition
iii. Total amount of the difference between the value of acquisition and the market value of the shares

PHANTOM SHARES PLAN	Fiscal year ended December 31, 2018
a) Body	Statutory Executive Board
b) Total number of members	6.83
c) Number of Paid Members	5.33
d) Regarding phantom shares exercised
i. Amount	24,559
ii. Average exercise price (value of the phantom share)	BRL 13.21
iii. Total value of the difference between the exercise value and the market value of the shares in relation to the options exercised	Not applicable to phantom actions
e) In relation to the shares delivered
i. Number of shares	Not applicable to phantom actions
ii. Weighted average price of acquisition
iii. Total amount of the difference between the value of acquisition and the market value of the shares

Special Phantom Shares Plan: There were no exercise of Special Phantom Shares in the last 3 years.

SAR Plan:

SAR PLAN	Fiscal year ended December 31, 2019
a) Body	Statutory Executive Board

b) Total Number of Members	8.33
c) Number of Paid Members	7.00
d) In relation to the options exercised
i. Quantity	137,882
ii. Weighted average price of exercise	BRL 3.19
iii. Total value of the difference between the exercise value and the market value of the shares in relation to the options exercised	BRL 3,937,909.92
e) In relation the options delivered
i. Number of options	Does not apply to SAR, which is settled in cash
ii. Weighted average price of acquisition
iii. Total amount of the difference between the acquisition value and the market value of the shares

SAR PLAN	Fiscal year ended December 31, 2018
a) Body	Statutory Executive Board
b) Total Number of Members	7.50
c) Number of Paid Members	6.50
d) In relation to the options exercised
i. Quantity	176,159
ii. Weighted average price of exercise	BRL 2.34
iii. Total value of the difference between the exercise value and the market value of the shares in relation to the options exercised	BRL 7. 699,442.24
e) In relation the options delivered
i. Number of options	Does not apply to SAR, which is settled in cash
ii. Weighted average price of acquisition
iii. Total amount of the difference between the acquisition value and the market value of the shares

SAR PLAN	Fiscal year ended December 31, 2017
a) Body	Statutory Executive Board
b) Total Number of Members	6.83
c) Number of Paid Members	4.92
d) In relation to the options exercised

i. Quantity	348,113
ii. Weighted average price of exercise	BRL 1.87
iii. Total value of the difference between the exercise value and the market value of the shares in relation to the options exercised	BRL 4,783,584.57
e) In relation the options delivered
i. Number of options	Does not apply to SAR, which is settled in cash
ii. Weighted average price of acquisition
iii. Total amount of the difference between the acquisition value and the market value of the shares

Performance Restricted Shares Plan:

PERFORMANCE RESTRICTED ACTION PLAN	Fiscal year ended December 31, 2019
a) Body	Statutory Executive Board
b) Total Number of Members	8.00
c) Number of Paid Members	1.00
d) In relation to the options exercised
i. Quantity	Not applicable to Restricted Shares
ii. Weighted average price of exercise
iii. Total value of the difference between the exercise value and the market value of the shares in relation to the options exercised
e) In relation the options delivered
i. Number of shares	No shares were delivered in the period
ii. Weighted average price of acquisition
iii. Total amount of the difference between the acquisition value and the market value of the shares

PERFORMANCE RESTRICTED ACTION PLAN	Fiscal year ended December 31, 2018
a) Body	Statutory Executive Board
b) Total Number of Members	7.50
c) Number of Paid Members	1.00
d) In relation to the options exercised
i. Quantity	Not applicable for Restricted Shares
ii. Weighted average price of exercise

iii. Total value of the difference between the exercise value and the market value of the shares in relation to the options exercised
e) In relation the options delivered
i. Number of shares	130,435
ii. Weighted average price of acquisition	BRL 0.00
iii. Total amount of the difference between the acquisition value and the market value of the shares	BRL 5.100.000,00

Option Plan:

OPTIONS PLAN	Fiscal year ended December 31, 2019
a) Body	Statutory Executive Board
b) Total Number of Members	8.33
c) Number of Paid Members	8.00
d) In relation to the exercised shares
i. Amount	There were no exercises in the period
ii. Weighted average price of the exercise
iii. Total value of the difference between the exercise value and the market value of the shares in relation to the options exercised
e) In relation to the shares delivered
i. Number of shares	No shares were delivered in the period
ii. Weighted average purchase price
iii. Total value of the difference between the acquisition price and the market value of the shares

OPTIONS PLAN	Fiscal year ended December 31, 2018
a) Body	Statutory Executive Board
b) Total Number of Members	7.50
c) Number of Paid Members	1.00
d) In relation to the exercised shares
i. Amount	1,800,000
ii. Weighted average price of the exercise	BRL 4.73
iii. Total value of the difference between the exercise value and the market value of the shares in relation to the options exercised	BRL 27,252,000.00

e) In relation to the shares delivered
i. Number of shares	No shares were delivered, except for those resulted from the exercise of the 1,800,000 options mentioned above
ii. Weighted average purchase price
iii. Total value of the difference between the acquisition price and the market value of the shares

OPTIONS PLAN	Fiscal year ended December 31, 2017
a) Body	Statutory Executive Board
b) Total Number of Members	6.83
c) Number of Paid Members	1.00
d) In relation to the exercised shares
i. Amount	1,800,000
ii. Weighted average price of the exercise	BRL 4.73
iii. Total value of the difference between the exercise value and the market value of the shares in relation to the options exercised	BRL 14,598,000.00
e) In relation to the shares delivered
i. Number of shares	No shares were delivered, except for those due to the exercise of the 1,800,000 options mentioned above
ii. Weighted average purchase price
iii. Total value of the difference between the acquisition price and the market value of the shares

13.8. Summary description of the information necessary to understand the data disclosed in items 13.5 to 13.7, as well as an explanation of the method of pricing the value of shares and options, indicating at least:

The information disclosed in items 13.5 to 13.7 is related to the share-based compensation of the Company’s administrative bodies (Statutory Board).

The explanatory notes to the Company’s quarterly income and annual income present information referring to all employees covered by the share-based compensation plans.

For all Plans, it was considered as base assets the Company’s Common shares (SUZB3) since as from November 10, 2017, the Class “A” Preferred Shares (SUZB5) were converted into Common shares (SUZB3), as approved in the Special Meeting of Class A Preferred Stock and in the Special General Meeting, both held on 09/29/2017.

•                     Phantom Shares Plan and Special Phantom Shares Plan

The value of the Phantom Shares is given by the average of the last 90 trading transactions, weighted by the volume, of the Company’s shares, multiplied by the TSR of the period. In the closing of 2019, the fair value of the Phantom Share was BRL 34,82 for the plans in effect.

•                     SAR (Share Appreciation Rights) Plan

For the assessment of the fair value of assets granted under SAR plan, the Company used the mathematic model of approximation for the options following Monte Carlo Simulation method. This was carried out because of the nature of the SAR that resembles an option, but with cash settlement. The choice of this specific method was because of the need to simulate not just the dynamic of the value of Company´s shares in the future, but also of its competitors since both impact the gain of the beneficiary through the comparison of TSR.

A proportion of early exercise equal to 3 was considered for all the programs.

Other assumptions taken into account (base date 12/31/2017 - date of recalculation of SAR value for closing purposes):

Assumption	Amount that was Considered
Base asset price (1)	BRL 34.82
Volatility Expectation (2)	42.53% p.a.
Expectation of average life of the options (3)	Equal to the life of the agreement
Expectation of dividends distribution (4)	1.09% p.a.
Weighted average interest rate free from risk (5)	6.31% p.a.

(1) The price of the base asset was defined considering the arithmetic average of the closing price in the past 90 trading transactions of Company’s share on the date of SAR calculation.

(2) The expectation of volatility was calculated for each exercise date, taking into account the remaining time to complete the acquisition period, as well as the historical volatility of returns, considering 745 trading transactions prior to the date of calculation SAR and using GARCH model for the volatility calculation. We present herein the average of these volatilities.

(3) The expectation of average life of the stock options was defined by the remaining term up to the limit date of the exercise.

(4) The expectation of dividends was defined base on Company’s historical earnings per share. We present herein the average of dividends expectation used in the calculation.

(5) The weighted average interest rate free from risk applied was the pre-interest curve in reais (Interbank Deposit [DI] expectation) observed in the open market, which is the best comparison base with the interest rate free from risk in the Brazilian market. The rate used for each exercise date changes according to the acquisition period. The amount presented represents the average among each of the grants.

•                     Performance Restricted Shares Plan

The value of the Restricted Shares granted is given by the value of the share on the date of their granting.

13.9. Inform the number of shares or quotas directly or indirectly held, in Brazil or abroad, and other securities convertible into shares or quotas, issued by the issuer, its direct or indirect controlling shareholders, companies controlled or under common control, by members of the board of directors, the statutory board or the Fiscal Council, grouped by body:

	Board of Directors			Executive Statutory Board	Fiscal Council
	Common Shares (ON)	Class A Preferred Shares (PNA)	Class B Preferred Shares (PNB)	Common Shares (ON)	Common Shares (ON)
Number of shares held directly, issued by the Company [1]	147,944,219	—	—	5,144,615	10,203
Number of shares held directly issued by the Company’s direct or indirect controlling shareholders [1]	40,799,817	36,517,891	15,937,989	—	—
Number of other securities convertible into shares issued by the Company	—	—	—	—	—

Note: None of the Company’s managers directly holds shares or quotas in subsidiaries or companies under common control of the Company. Their participation in these companies occurs only indirectly, through the shares held by them in the Company, which in turn, holds a shareholding interest in these companies.

1 Shareholding position on February 29, 2020, in accordance with CVM Form 358, considering only publicly held parent companies, as provided for in said CVM Instruction 358.

13.10. In relation to the retirement plans in force granted to members of the board of directors and statutory board, provide the following information in table form:

a. Body	Board of Directors	Executive Board	Fiscal Council	Total

B. Number of mem bros	8.67	8.00	3.00	19.67
c. Number of paid members	0	8.00	0	8.00
d. Name of the Plan	N/A	Suzano Prev and Votorantim Prev	N/A	N/A
e. Number of managers in a position to retire	N/A	2	N/A	N/A
f. Conditions for early retirement	N/A

Suzano Prev

To be at least 55 years old, to have at least 3 years of performance in Suzano Prev and terminate the employment contract with the Company.

Votorantim Prev

(1) To be 53 years old and to have at least 10 years of continuous service at the sponsor or 55 years of age and 5 years of continuous service at the sponsor;

(2) Termination of the bond with the sponsor.

			N/A	N/A
g. Adjusted amount of contributions accumulated in the pension plan until the end of the last fiscal year, less the portion related to contributions made directly by the managers (in BRL)	N/A	4,817,044.08	N/A	4,817,044.08
h. Accumulated aggregate amount of contributions made during the last fiscal year, less the portion corresponding to contributions made directly by the managers (in BRL)	N/A	516,206.64	N/A	516,206.64

i. If it is possible early redemption and under what conditions	N/A

The redemption may

occur in whole or in

part at any time,

respecting the

minimum grace

period between

redemptions of 60

days, as provided by

the applicable Law.

Votorantim Prev

Yes, only if the sponsor leaves the company, respecting the Contribution Redemption Table of the regulation, and the participant will only be entitled to redemption of 100% of the balance of the sponsor when he is already eligible for retirement under the Funsejem plan.

		N/A	N/A

13.11. In the form of a table, indicate, for the last 3 fiscal years, in relation to the board of directors, the statutory board and the Fiscal Council:

13.11 Maximum, minimum and average individual compensation of the board of directors, statutory board and Fiscal Council

For the year 2019	Number of Members	Number of Paid Members	Highest value (BRL)	Lower value (BRL)	Average value (BRL)
Board of Directors	8.67	8.67	8,579,582.35	641,280.00	2,068,949.73
Statutory Board	8.00	8.00	16,048,947.94	3,249,365.23	9,293,967.13
Fiscal Council	3.00	3.00	315,447.90	315,447.90	315,447, 90

Note 2019:

The average amount of annual compensation for each body corresponds to the division of the total amount of annual compensation (fixed, variable and indirect benefits, except charges) of each body (letter “e” in item 13.2), by the number of remunerated members informed for the respective body (letter “c” of item 13.2).

The value of the lowest individual annual compensation (fixed, variable and indirect benefits, excluding charges) for each body was calculated to the exclusion of all members of the respective body who had held the position for less than 12 months.

The value of the highest individual annual compensation (fixed, variable, indirect benefits, except charges) for each body was determined without any exclusion, considering all compensations and its respective member exercised his/her functions in the entity for 12 months.

Total Amount of Charges: Board of Directors BRL 2,886,085.00; Statutory Executive Board BRL 4,838,929.89 and Fiscal Council BRL 157,723.95.

Relating to the year 2018	Number of Members	Number of Paid Members	Highest Value (BRL)	Lower value (BRL)	Average value (BRL)
Board of Directors	8.42	8.42	7,232,604.12	270,548.98	1,964,714.32
Statutory Executive Board	7.50	7.50	28,220,874.81	4,487,541.39	12,938,667.35
Fiscal Council	3.00	3.00	243,195.64	243,195.64	243,195.64

Note 2018:

The average amount of annual compensation for each body corresponds to the division of the total amount of annual compensation (fixed, variable and indirect benefits, except charges) for each body (letter “e” in item 13.2) by the number of paid members informed for the respective body (letter “c” of item 13.2).

The value of the lowest individual annual compensation (fixed, variable and indirect benefits, excluding charges) for each body was determined to the exclusion of all members of the respective body who have held office for less than 12 months.

The amount of the highest individual annual compensation (fixed, variable, indirect benefits, excluding charges) for each body was determined without any exclusion, considering all compensations and that its respective member exercised 12 months in his duties at the entity.

Total Charges: Board of Directors BRL 1,921,371.40; Statutory Executive Board BRL 2,972,111.44 and Fiscal Council BRL 48,768.19.

For the year 2017	Number of Members	Number of Paid Members	Highest value (BRL)	Lower value (BRL)	Average value (BRL)
Board of Directors	9.00	9.00	7,029,876.49	241,456.28	1,444,120.01
Statutory Executive Board	6.83	6.83	11,259,426.87	3,516,033.49	5,287,347.64
Fiscal Council	3.00	3.00	114,117.80	114,117.80	114,117.80

Note 2017:

The average value of the annual compensation of each body corresponds to the division of the total value of the annual compensation (fixed, variable, indirect benefits, except charges) of each body (letter “e”, item 13.2) by the number of paid members informed for the respective body (letter “c” of item 13.2).

The value of the lowest individual annual compensation (fixed, variable and indirect benefits, excluding charges) for each body was calculated to the exclusion of all members of the respective body who have exercised the position for less than 12 months.

The value of the highest individual annual compensation (fixed, variable and indirect benefits, except charges) for each body was determined without any exclusion, considering all compensations and that its respective member exercised his/her functions in the entity for 12 months.

Total amount of charges: There was no contribution due to payroll tax exemption.

13.12. Describe contractual arrangements, insurance policies or other instruments that structure mechanisms of compensation or indemnity to managers in case of removal from the office or retirement, indicating the financial consequences for the issuer

There are no contractual arrangements, insurance policies or other instruments that structure compensation or indemnity mechanisms for the managers in the event of removal from office or retirement.

13.13. In relation to the last 3 fiscal years, inform the percentage of total compensation of each body recognized in the issuer’s income regarding members of the board of directors, statutory board or Fiscal Council directly or indirectly related to the controlling shareholders, as provided for in the accounting rules addressing this matter:

Body	Fiscal Year ended December 31, 2019	Fiscal Year ended December 31, 2018	Fiscal year ended December 31, 2017
Statutory Executive Board	-	-	-
Board of Directors	62.55%	55.98%	65.93%
Fiscal Council	-	-	-
TOTAL	62.55%	55.98%	65.93%

13.14. In relation to the last 3 fiscal years, indicate the amounts recognized in the result of the issuer as compensation for members of the board of directors, statutory board or Fiscal Council, grouped by body, for any reason other than the function they occupy, such as for example, commissions and consulting or advisory services rendered.

Not applicable.

13.15. In relation to the last 3 fiscal years, indicate the amounts recognized in the result of the direct or indirect, companies under common control and subsidiaries of the issuer, as compensation of members of the board of directors, the executive board or the Fiscal Council of the issuer, grouped by body, specifying to what extent such amounts were attributed to such individuals

Fiscal year ended December 31, 2019

•                     Compensation received due to the position at the issuer:

There was no compensation perceived by the Company’s Managers from companies under common control and from the issuer’s subsidiaries.

•                     Compensation received as a result of participation in Boards of Directors/Statutory Board of the related companies:

	Board of Directors (1)	Statutory Board	Fiscal Council	Total
Direct and Indirect Controlling shareholders	BRL 3,375,302.69	-	-	BRL 3,375,302.69
Issuer subsidiaries	-	-	-	-
Companies under common control	BRL 72,000.00	BRL 154,000, 00	-	BRL 226,000.00

Fiscal year ended December 31, 2018

Compensation received due to the position at the issuer:

There was no compensation perceived by the Company’s Management from companies under common control and the issuer’s subsidiaries.

•                Compensation received as a result of participation in Boards of Directors/Statutory Board of each company:

	Board of Directors (1)	Statutory Board	Fiscal Council	Total
Direct and Indirect Controlling shareholders	BRL 3,308,759.00	-	-	BRL 3,308. 759.00
Issuer subsidiaries	-	-	-	-
Companies under common control	BRL 72,000.00	BRL 264,000.00	-	BRL 336,000.00

Fiscal year ended December 31, 2017

•                     Compensation received due to the position at the issuer:

There was no compensation perceived by the Company’s Management from companies under common control and the issuer’s subsidiaries.

•                     Compensation received as a result of participation in the Board of Directors/Executive Board of the respective companies:

	Board of Directors (1)	Statutory Board	Fiscal Council	Total
Direct and Indirect Controlling shareholders	BRL 5,299,430.35	-	-	BRL 5,299,430.35
Issuer subsidiaries	-	-	-	-
Companies under common control	BRL 72,000.00	BRL 264,000.00	-	BRL 336,000.00

(1) Compensation received in fixed and variable modalities for participation in Boards of Directors and for being part of the Issuer’s parent company. The companies that bear the demonstrated compensation are Suzano Holding S.A. and IPLF Holding S.A.

13.16. Provide other information that the issuer deems relevant

All material information regarding the compensation of the Company’s Management was disclosed in the items above.

The information described in this item, with respect to the year 2020, correspond to the period of the fiscal year, i.e., from January the December of those years, the same period considered for purposes of approval of the global amount of compensation in Annual Shareholders’ Meeting.

Attachment A - Information on the Merger (Attachment 20-A to ICVM 481)

In Compliance with the Article 20-A of CVM 481, the company provides the following information about the Merger, as defined below, to be discussed in Extraordinary and Annual Shareholders’ Meetings of the Company to be in cumulatively held on May 22, 2020, at 9:30 am, at its headquarters:

1. Protocol and justification of the operation, in accordance with arts. 224 and 225 of Law No. 6,404, of 1976.

The Merger Agreement of S. Participações by the Company and its respective Amendment can be found in the Attachment B to this Proposal.

2. Other agreements, contracts, pre-agreements governing the exercise of voting rights or transfer of shares issued by the surviving companies or the companies arising out the operation, filed at the registered office of the company or to which the company’s controlling shareholder is a party.

The Merger proposal shall not result in the execution, amendment or termination of any agreement, contracts and pre-agreements governing the exercise of voting rights or transfer of shares issued by the surviving companies or the companies arising out the operation, remaining valid current the information described on item “15.5 – Shareholders’ Agreement” of the Company’s Reference Form of 2018 (version 6).

3. Description of the operation, including:
(a) Terms and conditions:

Refer to the provisions of Merger Agreement, as specified in Attachment B to this Management Proposal.

(b) Obligations to indemnify:
(i) the managers of any of the companies involved;
(ii) If the operation does not take place.

Not applicable.

(c) Table comparing the rights, advantages and restrictions applicable to the shares of the companies involved or arising out the operation, before and after the operation

Before and after the Merger, there will be only the same shares issued by the Company that existed prior to the Merger, which will reserve the same rights and advantages referred to in “Section 18 - Securities” of the 2019 Company Reference Form (version 6).

(d) Eventual need for approval by debenture holders or other creditors.

Not applicable.

(e) Assets and liabilities that will comprise each portion of the equity, in the event of a spin-off.

Not applicable.

(f) Intention of the resulting companies to obtain registration as a securities issuer.

Not applicable.

4. Plans to conduct corporate businesses, notably in relation to specific planned corporate events.

The Company will continue, after the Merger, to dedicate itself to the regular development of its activities, which will not suffer any change due to the Merger, maintaining the Company its registration as a publicly-held company.

5. Analysis of the following aspects of the operation:
(a) Description of the key expected benefits, including: (i) Synergies, (ii) Tax benefits; and (iii) Strategic advantages.

The Company believes that the effective integration of the activities of S. Participações and the Company will allow the capture of efficiency gains and synergies derived from the reduction of operating and administrative costs.

(b) Costs.

The managements of the Company and S. Participações estimate that the costs of carrying out the Merger are in the order of approximately one hundred and eighty-five thousand reais (BRL 185,000), including expenses with publications, records, auditors, appraisers, lawyers and others professionals hired to advise on the operation.

(c) Risk factors.

Considering that the Company owns all of the shares representing the capital of S. Participações, whose material assets and activity developed are basically:

(i) the direct participation in the share capital of (a) Rio Verde Participações e Imóveis Rurais S.A., a limited liability company with headquarters at Rua Dr. Prudente de Moraes, no. 4006, Room Rio Verde Participações, City of Suzano, State of São Paulo, ZIP 08613-900, registered with the CNPJ under number 29.315.065/0001-08 and with its articles of incorporation registered with the Commercial Registry of the State of São Paulo under NIRE 35300511832 and (b) F&E Tecnologia do Brasil S.A., a corporation with headquarters in the Municipality of Aracruz, State of Espírito Santo, Rodovia Aracruz X Barra do Riacho, S/N, KM 25, Main Gate, intersection of Rua B with Rua 4, ZIP 29.197-970, registered with CNPJ under nº 19.242.199/0001-92 and with its articles of incorporation registered with the Commercial Registry of the State of Espírito Santo under NIRE 32.300.033.806; and

(ii) the ownership of the Real Estate Assets described in Attachment 4.1.2 (i) and 4.1.2 (iv) of the Merger Agreement (which is provided in the Attachment B of this Proposal);

the Merger will lead solely to consolidation, in the Company, of the direct shareholdings currently held by Suzano in the capital stock of Rio Verde Participações e Propriedades Rurais S.A. and of F&E Tecnologia do Brasil S.A. and Real Estate Assets not affecting thus the amount and/or percentage of that total corporate shareholding neither the capital of Suzano and/or Rio Verde Participações e Propriedades Rurais S.A. and of F&E Tecnologia do Brasil S.A.

The Merger does not represent an additional risk factor for the Company, and the information described in section “4 - Risk Factors” of the 2019 Company Reference Form (version 6) remains valid and current.

(d) In the case of a related party transaction, any alternatives that could have been used to achieve the same objectives, stating the reasons why these alternatives were not considered.

Other alternatives were not considered, given that S. Participações is wholly controlled by Suzano.

(e) Exchange ratio.

Not applicable, considering that: (i) the Company holds 100% (one hundred percent) of the Merged Company’s capital stock; (ii) all of the quota of the Merged Company is canceled with the effectiveness of the Merger, pursuant to Article 226, paragraph 1 of Brazilian Corporation Law; and (iii) the Company’s shares will not be issued to replace the Merged Company’s shares.

(f) For operations involving parent companies, subsidiaries or companies under common control:
(i) Exchange ratio of shares calculated in accordance with Section 264 of Law No. 6,404, of 1976.

Not applicable, considering that the Company holds 100% (one hundred percent) of the share capital of the Merged Company, in which case the draft of the report of the Article 264 of the Brazilian Corporation Law was waived by the Superintendence of Corporate Relations of the Security and Exchange Commission of Brazil (“CVM”) on February 22, 2018, based on the decision of its Board rendered in the case file SEI 19957.011351/2017-21 (reg. no. 0947/18), in a meeting held on February 15, 2018.

(ii) Detailed description of the exchange ratio negotiation process and other terms and conditions of the transaction.

Not applicable.

(iii) If the operation has been preceded, in the last 12 (twelve) months, by an acquisition of control or acquisition of interest in a controlling block:
(a) Comparative analysis of the exchange ratio and the price paid for the acquisition of control; and (b) Reasons that justify any differences in valuation in the different operations.

Not applicable.

(iv) Justification of why the exchange ratio is fair, including a description of the procedures and criteria adopted to ensure fairness of the operation or, if the exchange ratio is not fair, detail of the payment or equivalent measures adopted to ensure adequate compensation.

Not applicable.

6. Copy of the minutes of all meetings of the board of directors, audit board and special committees in which the operation was discussed, including any dissenting votes.

The minutes of the meeting of the Board of Directors of the Company regarding the Merger can be found in Attachment C of this Proposal, while the Minutes of the Fiscal Council Meeting that issued its opinion on the matter is found in Attachment D of this Proposal. Such documents can also be found at the Company’s headquarters, on its investor relations website (www.suzano.com.br/ri), as well as on the CVM website (www.cvm.gov.br) and B3 S.A. - Brasil, Bolsa, Balcão website (http://www.b3.com.br).

7. Copy of studies, presentations, reports, opinions, valuation or opinion reports of the companies involved in the operation made available to the controlling shareholder in any stage of the operation.

The Appraisal Report of the equity of the Merged Company, at book value, can be found in Attachment 2.4 of the Merger Agreement (Attachment B) of this Proposal and can also be found at the Company’s headquarters, on its investor relations website (www. suzano.com.br/ri), as well as on the CVM website (www.cvm.gov.br) and B3 S.A. - Brasil, Bolsa, Balcão website (http://www.b3.com.br).

7.1. Identification of any conflicts of interest among the financial institutions and professionals that prepared the documents mentioned in item 7 and the companies involved in the operation.

The Management of the Company hired an independent firm to draft the Appraisal Report of S. Participações and did not identify conflicts of interest between the parties involved in the operation.

Besides that, the Appraiser stated (i) not to have knowledge of conflicts of interest, direct or indirect, either any other circumstances that represent conflict of interest regarding the draft of the Appraisal Report; and (ii) not to have knowledge of any action of companies officers with purpose direct, limit, difficult or practice any acts that have or may have compromised the access, the use or the knowledge of information, documents or relevant methodologies of work to the quality of the services provided.

8. Proposals of bylaws or amendments to the bylaws of the companies arising out the operation.

There is not. The Company’s bylaws will not be changed due to the Merger.

9. Financial statements used for the purpose of the operation, in accordance with the specific rules.

The balance sheet not audited of the Merged Company, dated December 31, 2019 is in the Appraisal Report, which is Attachment 2.4 of the Merger Agreement (Attachment B) of this proposal.

10. Pro forma financial statements used for the purpose of the operation, in accordance with the specific rules

Not applicable, considering that the Merger will be carried out without any change in the value of the Company’s shareholders’ equity.

11. Document containing information on the companies directly involved that are not publicly held: (a) risk factors, in the terms of item 4.1 and 4.2 of the reference form; and (e) description of the capital stock, under the terms of item 17.1 of the reference form.
(a) risk factors, in the terms of item 4.1 and 4.2 of the reference form;

Currently, S. Participações, a company whose capital is wholly owned by Suzano, has as sole relevant assets and activity performed their direct shareholding in the capital stock of Rio Verde Participações e Propriedades Rurais S.A. and of F&E Tecnologia do Brasil S.A. and the ownership of the Real Estate Assets, all as described in item 5 (c), above.

The F&E Tecnologia do Brasil S.A. is a non-operating company without any assets and Rio Verde Participações e Propriedades Rurais S.A. holds as only material assets some real estate assets.

Accordingly, considering that such companies were direct and indirect subsidiaries of the Company and that their activities are restricted to activities that support those carried out by the Company, the Company does not identify risk factors related to them that are different from the applicable risk factors to the Company, as already described in “Section 4, Item 4.1 (d)” of the Company’s Reference Form of 2019 (version 6).

The capital stock of the companies involved are, on the date of execution of this Proposal, the following:

(i) S. Participações: BRL 834,812,803.00 (eight hundred and thirty-four million, eight hundred and twelve thousand and eight hundred and three reais), divided into 834,812,803.00 (eight hundred and thirty-four million, eight hundred and twelve thousand and eight hundred and three) shares with a nominal value of BRL 1.00 (one real) each, all subscribed, with the amount of BRL 14.437.656,57 remaining pending of payment until April 30, 2020.

(ii) F&E Tecnologia do Brasil S.A.: BRL 200,000.00 (two hundred thousand reais), divided into 200,000 (two hundred thousand) common shares, all registered and without par value, all subscribed and paid in;

(iii) Rio Verde Participações e Imóveis Rurais S.A.: BRL 375,164.916.00 (three hundred and seventy-five million, one hundred and sixty-four thousand, nine hundred and sixteen reais) divided into 375,164,916 (three hundred and seventy-five million, one hundred and sixty-four thousand, nine hundred and sixteen) common shares, all nominative and without par value, all subscribed and paid-in, remaining pending the advance for future capital increase made this date in the amount of BRL 100,000 (one hundred thousand reais).

(b) description of the main changes in the risk factors that occurred in the previous year and expectations regarding the reduction or increase in exposure to risks as a result of the operation, pursuant to item 5.4 of the reference form;

Not applicable, given that, once the Merger is carried out, S. Participações will be extinguished in full right and, with regard to F&E Tecnologia do Brasil S.A. and Rio Verde Participações e Imóveis Rurais SA, the Company does not identify related risk factors that are different risk factors applicable to the Company, as described in “Section 4, Section 4.1 (d)” the referencE form of the Company of 2019 (version 6).

(c) description of its activities, in accordance with items 7.1, 7.2, 7.3 and 7.4 of the reference form:
7.1. Description of the main activities of the issuer and its subsidiaries

S. Participações has as its corporate purpose: (a) the management of its own assets; and (b) participation in other companies, as a quota holder and/or shareholder.

F&E Tecnologia do Brasil S.A. has as its corporate purpose: (a) the manufacture and sale of pyrolysis bio-oil produced from biomass (sugar cane bagasse, rice husk, powder or wood chips and other similar residues); (b) the extractive plant exploitation related to its own afforestation and/or reforestation, as well as the trade and related operations or derivatives from this activity; (c) the activity to support forest production; (d) the manufacture and sale of raw materials, products and by-products related to the activities listed in item “a” above; (e) participation in other companies as a quota holder or shareholder; (f) the import of goods and merchandise related to its corporate purposes, including the import of machinery and equipment; and (g) the export of products manufactured by it and by third parties.

The Rio Verde Participações e Imóveis Rurais S.A. has its corporate purpose: (a) participation, as quota holder or shareholder, in other companies, directly or indirectly related to the subject of item (b); and (b) investment in rural properties with potential for livestock, agricultural or forestry exploitation in any form, including through the purchase, lease, rural partnership, administration, operation and sale of such properties.

7.1 -A. Information specific to Semi-Public corporations

Not applicable.

7.2. Information on operating segments;
a) Products and services marketed

Not applicable. Currently, S. Participações, a company whose share capital is wholly owned by Suzano, has as its only relevant assets and developed activity its direct participation in the corporate capital of Rio Verde Participações e Imóveis Rurais S.A. and of F&E Tecnologia do Brasil S.A. and ownership of Real Estate Assets, all as described in item 5 (c), above, and, on this date, there are no products or services sold by such companies.

b) Revenue from the segment and its share in the issuer’s net revenue

Not applicable. Currently, S. Participações, a company whose share capital is wholly owned by Suzano, has as its only relevant assets and development activity its direct participation in the share capital of Rio Verde Participações e Imóveis Rurais S.A. and F&E Tecnologia do Brasil S.A. and the ownership of Real Estate Assets, all as described in item 5 (c), above, and, on this date, there are no products or services sold by such companies.

c) Profit or loss arising out the segment and its share in the issuer’s net profit

Not applicable. Currently, S. Participações, a company whose share capital is wholly owned by Suz ano, has sui as the only relevant assets and activity developed its direct participation in the share capital of Rio Verde Participações e Imóveis Rurais S.A. and F&E Tecnologia do Brasil S.A. and the ownership of the Real Estate Assets, all as described in item 5 (c), above, and, on this date, there are no products or services sold by such companies.

7.3. - Information on products and services related to the operating segments

Not applicable. Currently, S. Participações, a company whose share capital is wholly owned by Suzano, has as its only material assets and activity performed its direct participation in the capital of Rio Verde Participações e Imóveis Rurais S.A. and F&E Tecnologia do Brasil S.A. and the ownership of the Real Estate Assets, all as described in item 5 (c) above, and on this date, there are no products or services sold by such companies.

7.4 - Customers responsible for more than 10% of the total net revenue;

Not applicable. Currently, S. Participações, a company whose share capital is wholly owned by Suzano, has as its only relevant assets and developed activity its direct participation in the share capital of Rio Verde Participações e Imóveis Rurais S.A. and F&E Tecnologia do Brasil S.A. and ownership of the Real Estate Assets, all as described in item 5 (c), above, and, on this date, there are no customers who are responsible for more than 10% of the net revenue of such companies.

(d) Description of the economic group, pursuant to item 15 of the Reference Form;

The totality of the quotas representing the Merged Company’s capital stock is held by the Company, which, in turn, is a publicly traded company, duly registered with the CVM, and the information described in section “15 - Control and Economic Group” of the Suzanos’ Reference Form of 2019 (version 6) remains valid and current.

(e) Description of the capital stock, under the terms of item 17.1 of the reference form;

Information provided in Item 11 (a) above, of this Attachment A.

12. Description of the capital structure and ownership after the operation, in accordance with item 15 of the reference form.

Once consummated the Merger, (i) the Merged Company will be extinguished, (ii) all of the shares representing its share capital will be canceled as provided in Article 226, Paragraph 1 of Law Corporation, and (iii) will not be issued shares of the Company to replace the shares of the Merged Company. Accordingly, the Company’s capital structure will remain as informed in section “15 - Control and Economic Group” of its 2019 Reference Form (version 6), which is available on the Company’s investor relations website (www.suzano.com.br/ri) and on the websites of CVM (www.cvm.gov.br) and B3 S.A. - Brasil, Bolsa e Balcão website (http://www.b3.com.br).

13. Number, class, species and type of securities of each company involved in the operation held by any other companies involved in the operation, or by people linked to them, as defined by the rules of initial public offer of shares.

The totality of the quotas representing the Merged Company’s capital stock is held by the Company, which is, in turn, a publicly-held company, duly registered with the CVM.

14. Exposure of any of the companies involved in the operation, or of people link to them, as established by the rules of initial public offer to shares acquisition, in referenced derivatives in securities issued by other companies involved in the operation.

Not applicable.

15. Report covering all businesses realizes within the last six (6) months by people indicated below with securities issued by companies involved in the operation:
(a) Companies involved in the operation:
(a) (i) and (ii) Private purchase and sale transactions:

On December 9, 2019, S. Participações acquired Centro Participações SA, a privately held company, previously registered with CNPJ/ME under No. 29.277.338/0001-77 and which was merged into S. Participações on December 31, 2019, within an internal reorganization of assets of the economic group of the companies involved.

(a) (iii) Purchase transactions in regulated markets:

There are not.

(b) Parties related to companies involved in the operation:
(i) Private purchase transactions:

There are not.

(ii) Private sale operations:

There are not.

(iii) Purchase transactions in regulated markets:

There are not.

(iv) Sales operations in regulated markets:

There are not.

16. The document through which the Special Independent Committee submitted its recommendations to the Board of Directors, in case the transaction was negotiated under the terms of CVM Opinion 35, of 2008.

Not applicable, since there is no exchange ratio due to the fact that S. Participações is, on this date, a wholly owned subsidiary of the Company.

* * *

Attachment B - Merger Agreement with Appraisal Report and Balance Sheet and the First Amendment to the Merger Agreement.

PROTOCOL AND JUSTIFICATION OF THE MERGER

OF SUZANO PARTICIPAÇÕES DO BRASIL LTDA. BY SUZANO S.A.

The managers of the companies identified below, as well as the respective companies identified below:

(i)        SUZANO S.A., a corporation, with head office at Avenida Professor Magalhães Neto, 1752, 10th floor, rooms 1010 and 1011, Salvador/BA, CEP 41.810-012, enrolled with CNPJ/ME under No. 16.404.287/0001-55 and at the Board of Trade of the State of Bahia under NIRE 29.300.016.331, herein represented pursuant to its bylaws (“Suzano” or “Merging Company”); and

(ii)        SUZANO PARTICIPAÇÕES DO BRASIL LTDA., a limited liability company, with head office at Rua Prudente de Moraes, 4006, Sala Suzano Participações, Vila Santana, in the City of Suzano, State of São Paulo, CEP 08.613-900, enrolled with CNPJ/ME under No. 23.601.424/0001-07, with its organizational documents duly registered before the Board of Trade of the State of São Paulo under NIRE 3522953767-6, in session of November 4, 2015, herein represented in accordance with its articles of association (“S. Participações” or “Merged Company”), Suzano and S. Participações being hereinafter referred to as “Parties”,

For the reasons of and aiming the goals detailed below pursuant to articles 224 and 225 of Law No. 6.404/76, of December 15, 1976, as amended (“Brazilian Corporation Law”), and articles 1.116 et seq. of Law No. 10.406, of January 10, 2020 (“Civil Code”), the Parties decide to execute this protocol and justification (“Merger Agreement”) for the purposes of the merger of S. Participações by Suzano, under the following terms and conditions:

1.       INTRODUCTION

1.1.            Purpose. The purpose of this Merger Agreement is to substantiate the justifications, terms and conditions of the merger of S. Participações by Suzano, with its subsequent winding up and transfer of its equity to Suzano (“Merger”).

1.2.            Justification. The consolidation and unification by Suzano of assets owned by the Merged Company, arising out the integration of Fibria Celulose S.A. Activities after its merger by Suzano, will allow the synergy gains derived from the reduction of operating, logistical and administrative costs, as well as will result in the optimization of its management and the simplification of the group’s corporate structure.

2.       APPRAISAL CRITERIA; ADJUSTMENT OF EQUITY VARIATIONS

2.1.            Form. Due to the Merger, Suzano will receive all the net equity of S. Participações, succeeding it on a universal basis with regard to all of its assets, rights and liabilities, without any discontinuity.

2.2.            Transaction Base Date. The reference date of the transaction shall be December 31, 2019 (“Base Date”).

2.3.            Date of Completion. The Merger, after approval by the Extraordinary Shareholders Meeting (“ESM”) of Suzano and Quotaholders Meeting (“RSQ”) of S. Participações (as defined below), will only take effect as of April 30, 2020 (“Date of Completion”).

2.4.            Appraisal Criteria. The assets, rights and liabilities of S. Participações’ net equity that will be transferred to Suzano will be appraised at its book value.

2.5.            Appraiser; Appraisal Report. The managers of Suzano and S. Participações appoint, hereby, ad referendum of Suzano ESM and RSQ S. Participações (as defined below), as the appraiser, under the terms of Section 2.3, PriceWaterhouseCoopers, Auditores Independentes, a corporation with head office at Av. Francisco Matarazzo, 1400, Torino Tower, São Paulo – SP, enrolled with the CNPJ/ME under No. 61.562.112/0001-20 (“Appraiser”), responsible to determine S. Participações’ net equity pursuant to its book value (“Appraisal Report”), which now constitutes and is an integral and inseparable part of this Merger for any purposes of law, under the terms of Exhibit 2.4.

2.5.1.      Considering that Suzano holds one hundred per cent (100%) of the capital stock issued by S. Participações and in view of the decision of the Board of Commissioners of the Security and Exchange Commission of Brazil (“CVM”) of February 15, 2018 in the Proceeding SEI No. 19957.011351/2017-21, the valuation report mentioned on Article 264 of the Brazilian Corporation Law shall not be necessary.

2.5.2.      Under the terms of Article 227, § 1st of the Brazilian Corporation Law, the appointment of the Appraiser shall be subject to the ratification of Suzano’s general shareholders meeting that deliberates about the Merger.

2.5.3.      The merger shall not grant the right of withdrawal to Suzano’s dissenting shareholders within the Merger, since the applicable law limits such right to the shareholders of the Merging Company and S. Participações is a wholly-owned subsidiary of Suzano. Thus, it is not the case of dissident shareholders and, as a consequence, of reimbursement amount due to S. Participações’ shareholder due to the Merger.

2.5.4.      The Appraiser states that: (i) there is no potential or current conflict or common interest with the Companies’ shareholders or, further, as regards to the Merger; and (ii) the shareholders or the managers of the Companies have not directed, limited, impaired or performed any acts which prevented, or may have prevented the access, use or knowledge of information, properties, documents or work methodologies that are material for the quality of their conclusions. The Appraiser was selected for the works described herein due to its wide and renowned experience in preparing reports and appraisals of such nature.

2.5.5.      Suzano shall bear all the costs related to the hiring of the Appraiser for preparing the Appraisal Report.

2.6.            Net Equity to be Transferred; Capital Changes. Under the terms of the Appraisal Report, the net equity of S. Participações for purposes of the Merger is eight hundred and one million, three hundred and fifty-three thousand, nine hundred and ninety-two reais and sixty-nine cents (R$ 801,353,992.69), which will be the amount of the net assets to be transferred to Suzano. The Merger will not result in capital increase of Suzano and, consequently, there will be no exchange ratio of shares, since Suzano is the owner of the total capital stock of S. Participações and, therefore, the Merged Company’s net equity amount is already reflected in Suzano’s net equity.

2.7.            Equity Variation. Equity variations occurred between the Base Date and the date of completion of the Merger shall be absorbed by Suzano, including both the positive and negative results arising from changes on that period, considering, in each case, the respective transferred net equity.

3.       CORPORATE APPROVALS AND CAPITAL STOCK

3.1.            Approval Actions. The completion of the Merger will depend on the following acts (“Approval Actions”), all interdependent, which shall be coordinated in order to occur on the first call on the same date:

(i)	Extraordinary Shareholders’ Meeting of Suzano to (a) approve the execution of the Merger Agreement, (b) ratify the appointment and hiring of the Appraiser, (c) approve the Appraisal Report, (d) approve the Merger, under the terms of this Merger Agreement, and (e) authorize the board of executive officers to practice all necessary measures required for the completion of the resolutions to be discussed and approved by the shareholders (“Suzano ESM”); and

(ii)	Quotaholders’ Meeting of S. Participações to (a) ratify the execution of this Merger Agreement, (b) approve the Merger, under the terms of this Merger Agreement, and (c) authorize the managers to practice all necessary measures required for the completion of the resolutions to be discussed and approved by the Shareholders (“S. Participações EQM”).

3.2.       Capital Stock. Suzano recognizes that, as the Merger will not result in a capital increase, its Bylaws shall not be amended for this specific purpose.

3.3       Interdependence. The events described in this Merger Agreement, as well as the other matters submitted to the Companies’ shareholders in the Suzano ESM and S. Participações RSQ that deliberate on the Merger Agreement, are mutually dependent transactions, assuming that a business is not effective without the others being effective as well.

4.       OTHER COVENANTS

4.1       S. Participações’ Net Equity to be Transferred to Suzano. Due to the Merger, all of S. Participações’ net worth will be transferred to Suzano.

4.1.1.       Equity Interest. Included among the assets of S. Participações is the direct interest in the capital stock of (i) Rio Verde Participações e Imóveis Rurais S.A., a corporation with head office at Rua Dr. Prudente de Moraes, No. 4006, Sala Rio Verde Participações, City of Suzano, State of São Paulo, CEP 08613-900, enrolled with CNPJ under No. 29.315.065/0001-08 and with its organizational documents registered before the Board of Trade of the State of São Paulo under NIRE 35300511832; and (ii) F&E Tecnologia do Brasil S.A., a corporation with head office in the Municipality of Aracruz, State of Espírito Santo, Rodovia Aracruz X Barra do Riacho, S/N, KM 25, Main Gate, intersection of rua B with rua 4, CEP 29.197-970, enrolled with CNPJ under No. 19.242.199/0001-92 and with its organizational documents registered with the Board of Trade of the State of Espírito Santo under NIRE 32.300.033.806.

4.1.2.       Real Estate Assets. Upon completion of the Mergers’ legal provisions, all of the Merged Company’s equity will be fully transferred to Suzano. Among the S. Participações’ real estate assets are the real estate described in Exhibit 4.1.2(i). It is agreed that, with the registration of the Merger of S. Participações in the respective real estate registrations, Suzano shall have the good title of all the real estate described in Exhibit 4.1.2(i). Exhibit 4.1.2(i) also contains the individual book value of each real estate. The Exhibit 4.1.2(ii) provides the description of the real state in the Judicial District of Bandeirante, in the State of Mato Grosso do Sul and, the Exhibit 4.1.2(iii) a copy of the registration for the real property of the Judicial District of Ribas do Rio Pardo, in the State of Mato Grosso do Sul. In addition, in Exhibit 4.1.2(iv) there is a list of real estate in which S. Participações, by succession from the previously merged company, came into possession and became the legal owner of such real state.

4.2       For clarification purposes, since it is a Merger, all assets and rights of S. Participações will be transferred to Suzano by universal succession, regardless of whether or not mentioned in this Merger Agreement.

5.       FINAL PROVISIONS

5.1       Succession of Rights and Liabilities. Pursuant to article 227 of the Brazilian Corporation Law and articles 1.116 and 1.118 of the Civil Code, Suzano will assume the assets and liabilities regarding the net equity of S. Participações transferred to Suzano, under the terms of this Merger Agreement due to the Merger, without any discontinuity.

5.2       Completion. The management of the Parties shall have the powers to perform all necessary acts, registries and annotations for the completion of the Merger after the approval pursuant to the Actions of Approval, including recognizing the existence of any asset or right to be transferred to Suzano by means of the Merger.

5.3       Disclosure. The applicable documents shall be available to the shareholders of Suzano and S. Participações at: (i) their respective social medias as of the date of the call notices of Suzano ESM and S. Participações EQM, and/or, as the case may be, (ii) on the Investor Relations sites of Suzano (https://ri.suzano.com.br/) and (iii) on the websites of the Securities and Exchange Commission - CVM and B3 S.A. – Brasil, Bolsa, Balcão.

5.4       Amendment. This Merger Agreement may only be amended by written instrument executed by the Parties.

5.5       Nullity and Inefficiency. A possible statement by any court of nullity or non-effectiveness of any of the provisions set forth in this Merger Agreement shall not impair the validity or effectiveness of the other provisions, which shall be fully complied with, the Companies agreeing to endeavor their best efforts so as to validly reach an agreement to obtain the same effects of the provision having been annulled or having become non-effective.

5.6       Waiver. The failure or delay by any of the Parties in exercising any of its rights under this Merger Agreement shall not be deemed as waiver or novation and shall not affect the subsequent exercise of such right. Any waiver shall produce effects only if specifically granted in writing.

5.7       Irrevocability and Irreversibility. This Merger Agreement is irrevocable and irreversible, and the obligations herein undertaken by the Companies are also binding on their successors at any title whatsoever.

5.8       Assignment. The assignment of any of the rights and obligations agreed to in this Merger Agreement without the prior and express consent, in writing, by the Companies shall be prohibited.

5.9       Enforceable Title. This Merger Agreement, signed in the presence of two (2) witnesses, is an extrajudicial enforceable title pursuant to the civil procedural law, for all legal effects. The Companies since now acknowledge that (i) this Merger Agreement constitutes an extrajudicial enforceable title for all purposes and effects of the Code of Civil Procedure; and (ii) is subject to specific performance in accordance with the applicable law.

5.10       Applicable Law. This Merger Agreement shall be construed and governed by the laws of the Federative Republic of Brazil.

5.11       Jurisdiction. The Parties and their respective managements elect the Central Court of São Paulo, State of São Paulo, to settle any divergences arising out of this Merger Agreement.

In witness whereof, the managers of the Companies execute this Merger Agreement in three (3) counterparts of the same content and form and for one sole effect, together with the witnesses below.

São Paulo, March 20, 2020.

SUZANO S.A.

___________________________ By: Title:	___________________________ By: Title:

SUZANO PARTICIPAÇÕES DO BRASIL LTDA.

___________________________	___________________________

By:	By:
Title:	Title:

Witnesses:

1.	2.
Name:	Name:
ID:	ID:

Exhibit 2.4

Appraisal Report S. Participações

Suzano Participações do Brasil Ltda.

Report on the net book equity value

based on the accounting records at December 31, 2019

Report on the net book equity value

based on the accounting records

To the Shareholders and Management

Suzano Participações do Brasil Ltda.

Information on the audit firm

1       PricewaterhouseCoopers Auditores Independentes, a civil partnership established in the capital city of the state of São Paulo, at Av. Francisco Matarazzo, 1,400, on the 9th, 10th, 13th, 14th, 15th, 16th and 17th floors, Torre Torino, Água Branca, enrolled in the National Corporate Taxpayers’ Register of the Ministry of Finance (CNPJ/MF) under nº 61.562.112/0001-20, originally enrolled in the Regional Accounting Council (CRC) of the State of São Paulo under nº 2SP000160/O-5, with its partnership deed registered at the 4th Registry Office of Deeds and Documents of São Paulo, SP on September 17, 1956, and subsequent amendments registered at the 2nd Registry Office of Deeds and Documents of São Paulo, SP, the last amendment dated November 1st, 2019, having been registered at the 2nd Registry Office of Deeds and Documents of São Paulo, SP, on microfilm under nº 152,080, at January 21, 2020, represented by its undersigned partner, Mr. Daniel Vinícius Fumo, Brazilian, married, accountant, holder of Identity Card nº 32.080.643-1 enrolled in the Individual Taxpayers Register (CPF) under nº 227.040.578-18 and the Regional Accounting Council of the State of São Paulo under nº 1SP256197/O-9, resident and domiciled in the State of São Paulo, with office at the same address of the partnership, was appointed as an expert by the management of Suzano S.A. to proceed with the report of the net book equity value of Suzano Participações do Brasil Ltda. ("Company") at December 31, 2019, summarized in Attachment I, in accordance with accounting practices adopted in Brazil. The results of this engagement are presented below.

The objective of the report

2       The objective of the report of the net book equity value at December 31, 2019 of Suzano Participações do Brasil Ltda. is its legal merger into Suzano S.A.

Management’s responsibility for the accounting information

3       Management is responsible for the bookkeeping and preparation of the accounting information in accordance with accounting practices adopted in Brazil, and for such internal control as management determines is necessary to enable the preparation of accounting information that is free from material misstatement, whether due to fraud or error. The main accounting practices adopted by the Company are summarized in Attachment II of the report.

Scope of the work and responsibility of the independent auditors

4       Our responsibility is to express a conclusion on the net book equity value of the Company at December 31, 2019, based on the work performed in accordance with Technical Communication 03/2014 (R1), issued by the Institute of Independent Auditors of Brazil (IBRACON), which establishes that audit procedures be applied to the balance sheet and CTG 2002, issued by the Brazilian Federal Accounting Council, which provides for technical and professional standards to be observed by accountants for issuing report on the net book equity value. Therefore, our audit of the related balance sheet of the Company was conducted in accordance with the Brazilian and International Auditing Standards, which require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the net book equity value used for the preparation of our report is free from material misstatement.

5       An audit involves performing procedures to obtain audit evidence about the amounts recorded. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the shareholders’ equity, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the balance sheet in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our conclusion.

Conclusion

6       Based on the work performed, we conclude that the amount of R$ 801,355,992.69, according to the balance sheet at December 31, 2019, as stated in the accounting records and summarized in Attachment I, represents, in all material respects, the net book equity value of Suzano Participações do Brasil Ltda, according to accounting practices adopted in Brazil.

São Paulo, March 11, 2020

PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5

Daniel Vinícius Fumo

Contador CRC 1SP256197/O-9

Attachment I

To report on the net book equity value based on the accounting records issued on March 11, 2020

Suzano Participações do Brasil Ltda.

(A free translation of the original in Portuguese)

Balance sheet at December 31, 2019

Assets	Brazilian Reais	Liabilities	Brazilian Reais

Current		Current
Cash and cash equivalents	3,563,025.99	Trade payables	84,900,531.19
Recoverable taxes	51,163.81	Taxes payable	81,148.26
Other assets	1,198.16
			84,981,679.45
	3,615,387.96
		Non-current
Non-current		Trade payables	36,119,946.02
Biological assets	57,097,700.00
Investments in subsidiaries	359,106,561.96		36,119,946.02
Property, plant and equipment	502,635,968.24
		Total liabilities	121,101,625.47
	918,840,230.20
		Shareholders’ equity
		Share capital	803,858,471.00
		Accumulated losses	(2,504,478.31)

		Total equity	801,353,992.69

Total asset	922,455,618.16	Total liabilities and shareholders’ equity	922,455,618.16

[This Attachment is an integral part and inseparable of the report on the net book equity value based on the accounting records of Suzano Participações do Brasil Ltda., issued by PricewaterhouseCoopers Auditores Independentes, dated March 11, 2020.]

Attachment II

To report on the net book equity value based on the accounting records issued on March 11, 2020

Suzano Participações do Brasil Ltda.

(A free translation of the original in Portuguese)

Notes to the balance sheet at December 31, 2019

In Brazilian Reais, unless otherwise stated

1       Basis of preparation and summary of the significant accounting policies

The balance sheet at Decemter 31, 2019 was prepared with the objective of report of the net book equity value at December 31, 2019 of the Suzano Participações do Brasil Ltda (“Entity”), (formerly F&E Participações do Brasil Ltda.) to be used in the merger into Suzano S.A.

The balance sheet at December 31, 2019 has been prepared in accordance with accounting practices adopted in Brazil, including the pronouncements issued by the Brazilian Accounting Pronouncements Committee (CPC).

The preparation of this balance sheet requires the use of certain critical accounting policies.

The main accounting policies applied in the preparation of this balance sheet are presented below.

1.1       Cash and cash equivalents

Cash and cash equivalents include cash, bank deposits, and highly liquid short-term investiments, which have original maturities up to 90 days and are readily convertible into a known amount of cash and subject to an immaterial risk in value.

1.2       Biological assets

Biological assets consist of eucalyptus forests exclusively from renewable plantations and intended for the production process of pulp and paper measured at fair value, net of estimated costs to sell. Depletion is calculated based on the total volume harvested. The fair value measurement is performed by the discounted cash flow method according to the projected productivity cycle of such assets.

The gain or loss on the variation of the fair value of the biological assets is recognized in the statement of income. The value of the depletion is measured based on the harvest of the agricultural product generated by the forests.

1.3       Investment in subsidiaries

These all entities over which the Entity has the power to govern the financial and operating policies of the entity, generally through a majority voting rights. An entity is controlled when the Entity is exposed to, or has rights to, variable returns on its investment with the investee and has the ability to affect those returns through its power over the entity.

The Entity controls 100% of equity of Rio Verde Participações e Propriedades Rurais S.A. and F&E Tecnologia do Brasil S.A.

1.4       Property,plant and equipment

Stated at the cost of acquisition, net of recoverable taxes. Such cost is deducted of accumulated depreciation and accumulated impairment losses, when incurred, at the highest of the value of use and sale, less cost to sell.

Depreciation is recognized based on the estimated economic useful life of each asset on a straight-line basis. The estimated useful life, residual values and depreciation methods are annually reviewed and the effects of any changes in estimates are accounted for prospectively. Land is not depreciated

The Entity annually performs an analysis of impairment indicators of property, plant and equipment. An impairment for loss for property, plant and equipment, is only recognized if the asset’s recoverable amount is less than it is carrying amount. The recoverable amount of asset or cash-generating unit is the highest of its value in use and its fair value less cost to sell.

Gains and losses on disposals of property, plant and equipment are measured by comparing the proceeds with the book value and are recognized in the statement of income at the disposal date.

1.5       Trade accounts payable

Corresponds to the obligations payable for goods or services acquired in the normal course of the Entitys´s business, recognized at fair value and, subsequently, measured at amortized cost using the effective interest rate method, adjusted to present value and exchange rate variation when denominated in foreign currency, when applicable. Trade accounts payable are segregated between current and non-current based on maturities of respective obligations.

1.6       Share capital

These all quotas are classified under shareholders’ equity.

* * *

[This Attachment is an integral part and inseparable of the report on the net book equity value based on the accounting records of Suzano Participações do Brasil Ltda., issued by PricewaterhouseCoopers Auditores Independentes, dated March 11, 2020.]

Exhibit 4.1.2(i)

List of real estate

	Real Estate	Registration Name	Registration	RGI / Judicial District	Area (ha)	Total (R$)	Property	Good Title
1	Boi Preto	Fazenda Celmasul	21436	Ribas do Rio Pardo - MS	6,328.0732	53,121,101.28	Nova	N/A
2	Boi Preto	Fazenda Boi Preto	21438	Ribas do Rio Pardo - MS	999.3863	8,388,658.34	Nova	N/A
3	Boi Preto	Fazenda Boi Preto	21439	Ribas do Rio Pardo - MS	1,633.9860	13,716,490.23	Nova	N/A
4	Boi Preto	Fazenda Boi Preto	21440	Ribas do Rio Pardo - MS	512.6963	4,303,623.88	Nova	N/A
5	Boi Preto	Fazenda Celmasul - Tract B	21441	Ribas do Rio Pardo - MS	1,098.4911	9,221,350.36	Nova	N/A
6	Fazenda Nova da Mata	Fazenda da Mata - Tract 3-E-2A and 3-E-J (Remaining Area)	17281	Ribas do Rio Pardo - MS	375.1403	2,691,446.95	Nova	N/A
7	Fazenda Nova da Mata	Fazenda da Mata - Tract 3-D	21176	Ribas do Rio Pardo - MS	571.1518	4,094,747.53	Nova	N/A
8	Fazenda Nova da Mata	Fazenda Nova da Mata	21184	Ribas do Rio Pardo - MS	974.5010	6,962,577.57	Nova	N/A
9	Fazenda Nova da Mata	Fazenda Nova da Mata	21185	Ribas do Rio Pardo - MS	603.7886	4,315,517.10	Nova	N/A
10	Fazenda Nova da Mata	Fazenda Nova da Mata - Tract A-1	21186	Ribas do Rio Pardo - MS	3,714.9744	26,530,843.48	Nova	N/A
11	Fazenda Nova da Mata	Fazenda Nova da Mata	21189	Ribas do Rio Pardo - MS	164.8348	1,181,181.00	Nova	N/A
12	Fazenda Nova da Mata	Fazenda Nova da Mata	21190	Ribas do Rio Pardo - MS	232.8433	1,666,793.61	Nova	N/A
13	Fazenda Nova da Mata	Fazenda Nova da Mata	21191	Ribas do Rio Pardo - MS	372.1539	2,661,536.65	Nova	N/A

14	Fazenda Nova da Mata	Fazenda Nova da Mata	21192	Ribas do Rio Pardo - MS	176.1340	1,261,862.60	Nova	N/A
15	Fazenda Cassununga	Fazenda Cassununga II - Part 2	21247	Ribas do Rio Pardo - MS	1,096.8885	7,030,713.88	Nova	N/A
16	Fazenda Cassununga	Fazenda Cassununga II - Part 1	21246	Ribas do Rio Pardo - MS	3,849.8480	24,655,818.25	Nova	N/A
17	Fazenda Campo Limpo	Fazenda Campo Limpo	21216	Ribas do Rio Pardo - MS	1,929.6044	14,284,183.20	Nova	N/A
18	Fazenda Lagoa Comprida	Fazenda Lagoa Comprida	16417	Ribas do Rio Pardo - MS	1,075.2435	7,684,532.17	Nova	N/A
19	Fazenda Andramil III	Fazenda Andramil III	15785	Ribas do Rio Pardo - MS	2,177.3675	16,346,402.55	Nova	N/A
20	Fazenda Nossa Senhora Aparecida	Fazenda Nossa Senhora Aparecida	18369	Bandeirante - MS	1,755.9413	11,234,559.58	Nova	N/A
21	Fazenda Modelo	Fazenda Modelo I - Portion 1	20202	Ribas do Rio Pardo - MS	2,611.0045	16,358,207.31	Nova	N/A
22	Fazenda Modelo	Fazenda Modelo I - Portion 2	20203	Ribas do Rio Pardo - MS	1.7664	15,738.61	Nova	N/A
23	Fazenda Modelo	Fazenda Modelo I - Portion 3	20204	Ribas do Rio Pardo - MS	1.3775	18,889.00	Nova	N/A
24	Fazenda Guarani	Fazenda Guarani	17507	Ribas do Rio Pardo - MS	230.6942	1,466,405.14	Nova	N/A
25	Fazenda Guarani	Fazenda Guarani	17508	Ribas do Rio Pardo - MS	2,520.0919	15,902,406.02	Nova	N/A
26	Fazenda Retiro Belo Horizonte	Fazenda Retiro Belo Horizonte	20360	Ribas do Rio Pardo - MS	1,255.6779	8,452,293.20	Nova	N/A
27	Fazenda Aurora Part I	Fazenda Aurora Part I	12992	Ribas do Rio Pardo - MS	844.7296	6,136,695.40	CJR Participações	Nova ECV
28	Fazenda Nossa Senhora Aparecida II	Fazenda Nossa Senhora Aparecida II - Separated Area - Part 1	17582	Ribas do Rio Pardo - MS	282.1150	2,619,418.90	Nova	N/A

29	Fazenda Inec II	Fazenda Inec II	21303	Ribas do Rio Pardo - MS	808.8465	5,583,383.20	Nova	N/A
30	Fazenda Laluvi	Fazenda Laluvi	21322	Ribas do Rio Pardo - MS	633.9488	4,541,552.51	Nova	N/A
31	Fazenda Ponte Alta	Fazenda Ponte Alta	1576	Ribas do Rio Pardo - MS	10,478.3345	74,835,049.39	Nova	N/A
32	Fazenda Santa Luzia	Fazenda Santa Luzia	15777	Ribas do Rio Pardo - MS	2,638.7084	19,013,487.47	Nova	N/A
33	Fazenda Andramil	Estância Santa Rita de Cássia	21320	Ribas do Rio Pardo - MS	116.8945	884,093.76	Vicente de Oliveira Neto	Nova ECV
34	Fazenda Andramil	Fazenda Andramil I	21324	Ribas do Rio Pardo - MS	102.0752	773,003.47	Vicente de Oliveira Neto	Nova ECV
35	Fazenda Andramil	Fazenda Floresta	21325	Ribas do Rio Pardo - MS	102.1223	773,356.58	Nova	N/A
36	Fazenda Andramil	Fazenda Andramil II	21344	Ribas do Rio Pardo - MS	207.7745	1,565,431.13	Vicente de Oliveira Neto	Nova ECV
37	Fazenda Sta Luzia	Fazenda Sta Luzia	17399	Ribas do Rio Pardo - MS	5,293.2114	72,226,092.74	Nova	N/A
38	Fazenda Sta Luzia	Fazenda Sta Luzia	6782	Ribas do Rio Pardo - MS	211.3898	2,887,049.24	Durval Garcia de Oliveira	N/A
39	Fazenda Mateira	Fazenda Mateira	17605	Ribas do Rio Pardo - MS	330.9278	4,583,728.42	Nova	N/A
40	Fazenda Mateira	Fazenda Mateira	17618	Ribas do Rio Pardo - MS	305.6004	4,173,654.54	Nova	N/A
41	Fazenda Irmão Queiroz	Fazenda Irmão Queiroz	16728	Ribas do Rio Pardo - MS	510,2602	6,962,938.23	Nova	N/A
42	Fazenda Imaculada Conceição	Fazenda Imaculada Conceição	5098	Ribas do Rio Pardo - MS	229.5512	3,131,249.73	Durval Garcia de Oliveira	Nova ECV
43	Fazenda Dois Martelos	Fazenda Dois Martelos	17133	Ribas do Rio Pardo - MS	1,595.1032	11,420,584.23	Nova	N/A
44	Fazenda Santa Monica	Fazenda Santa Monica	16966	Bandeirante - MS	1,488.8598	16,335,809.22	Nova	N/A
45	Fazenda Mariana	Fazenda Mariana	21406	Ribas do Rio Pardo - MS	2,459.3616	26,741,711.70	Nova	N/A

Annex 4.1.2(ii)

Description of the Real Estate of the Judicial District of Bandeirante/MS

Fazenda N. Sra. Aparecida

(i) Real Estate subject to registration No. 18.369 of the 1st Real Estate Registry Office of the Judicial District of Bandeirantes, State of Mato Grosso do Sul, as described and featured in the aforementioned registration:

“One tract of land located in the municipality of Jaraguari-MS, called “FAZENDA NOSSA SENHORA APARECIDA”, with a total area of one thousand seven hundred fifty-five hectares, nine thousand four hundred and thirteen square meters (1,755ha9,413m²), within the following description perimeter: It starts with a wire fence stretcher called CRO-V6003, located on the left bank of the Marimbondo Stream, georeferenced by the U.T.M. coordinates. 780770,159 meters east and 7760424,304 meters North, referring to the Central Meridian 57º WGr, ellipsoid SIRGAS 2000. From there, borders the left bank of Marimbondo Stream upstream, at the grid azimuth of 149º08’53” and a distance of 8,34 meters to the CRO-P2037 vertex of U.T.M. coordinates. 780774.434 meters east and 7760417,147 meters North, at the grid azimuth of 138º42’28” and a distance of 113,84 meters to the CRO-P2037 vertex of U.T.M. coordinates. 80849,555 meter East and 7760331,616 meters North, at the grid azimuth of 169º29’31” and a distance of 24,90 meters to the CRO-P2039 vertex of U.T.M. coordinates. 780854,095 meters East and 7760307,137 meters North, at the grid azimuth of 277º56’19” and a distance of 42,97 meters to the CRO-P2037 vertex of U.T.M. coordinates. 780811,536 meters East and 7760313,072 meters North, at the grid azimuth of 155º50’56” and a distance of 45,79 meters to the CRO-P2041 vertex of U.T.M. coordinates. 780830,272 meters East and 7760271,287 meters North, at the grid azimuth of 164º40’45” and a distance of 66,84 meters to the CRO-P2042 vertex of U.T.M. coordinates. 780847,933 meters East and 7760206,823 meters North, at the grid azimuth of 67º38’11” and a distance of 110,48 meters to the CRO-P2044 vertex of U.T.M. coordinates. 780950,099 meters East and 7760248,856 meters North, at the grid azimuth of 110º02’48” and a distance of 21,92 meters to the CRO-P2045 vertex of U.T.M. coordinates. 780970,687 meters east and 7760241,344 meters North, at the grid azimuth of 75º54’06” and a distance of 40,41 meters to the CRO-P2046 vertex of U.T.M. coordinates. 781009,883 meters East and 7760251,188 meters North, at the grid azimuth of 101º53’09” and a distance of 55,29 meters to the CRO-P2047 vertex of U.T.M. coordinates. 781063,986 meters East and 7760239,801 meters North, at the grid azimuth of 122º46’09” and a distance of 50,04 meters to the CRO-P2048 vertex of U.T.M. coordinates. 781106,060 meters east and 7760212,718 meters North, at the grid azimuth of 53º02’51” and a distance of 22,88 meters to the CRO-P2049 vertex of U.T.M. coordinates. 781124,346 meters East and 7760226,474 meters North, at the grid azimuth of 105º32’24” and a distance of 66,21 meters to the CRO-P2051 vertex of U.T.M. coordinates. 781188,141 meters East and 7760208,734 meters North, at the grid azimuth of 153º51’53” and a distance of 98,92 meters to the CRO-P2053 vertex of U.T.M. coordinates. 781231,716 meters east and 7760119,925 meters North, at the grid azimuth of 161º03’91” and a distance of 47,34 meters to the CRO-P2054 vertex of U.T.M. coordinates. 781247,005 meters east and 7760075,118 meters North, at the grid azimuth of 109º18’29” and a distance of 51,93 meters to the CRO-P2055 vertex of U.T.M. coordinates. 781296,12 meters East and 7760057,948 meters North, at the grid azimuth of 134º50’27” and a distance of 74,78 meters to the CRO-P2056 vertex of U.T.M. coordinates. 781349,039 meters North, at the grid azimuth of 76º14’15” and a distance of 26,06 meters to the CRO-P2057 vertex of U.T.M. coordinates. 781374,346 meters east and 7760011,414 meters North, at the grid azimuth of 127º40’08” and a distance of 24,82 meters to the CRO-P2058 vertex of U.T.M. coordinates. 781393,991 meters East and 7759996.,248 meters North, at the grid azimuth of 80º50’13” and a distance of 93,47 meters to the CRO-P2060 vertex of U.T.M. coordinates. 781486,272 meters East and 7760011,133 meters North, at the grid azimuth of 159º31’02” and a distance of 51,03 meters to the CRO-P2061 vertex of U.T.M. coordinates. 781504,129 meters east and 7759963,328 meters North, at the grid azimuth of 110º05’38” and a distance of 46,19 meters to the CRO-P2062 vertex of U.T.M. coordinates. 781547,507 meters east and 7759947,459 meters North, at the grid azimuth of 59º58’25” and a distance of 36,25 meters to the CRO-P2063 vertex of U.T.M. coordinates. 781578,891 meters East and 7759965,598 meters North, at the grid azimuth of 137º39’12” and a distance of 56,70 meters to the CRO-P2064 vertex of U.T.M. coordinates. 78167,086 meters east and 7759923,691 meters North, at the grid azimuth of 73º57’29” and a distance of 55,85 meters to the CRO-P2065 vertex of U.T.M. coordinates. 781670,763 meters east and 7759939,126 meters North, at the grid azimuth of 104º23’18” and a distance of 41,52 meters to the CRO-P2066 vertex of U.T.M. coordinates. 781710,984 meters East and 7759928,807 meters North, at the grid azimuth of 172º27’17” and a distance of 49,31 meters to the CRO-P2067 vertex of U.T.M. coordinates. 781717,459 meters east and 7759879,923 meters North, at the grid azimuth of 149º42’04” and a distance of 82,49 meters to the CRO-P2068 vertex of U.T.M. coordinates. 781759,078 meters east and 7759808,696 meters North, at the grid azimuth of 111º26’38” and a distance of 88,05 meters to the CRO-P2069 vertex of U.T.M. coordinates. 781841,037 meters East and 7759776,505 meters North, at the grid azimuth of 41º24’13” and a distance of 60,11 meters to the CRO-P2070 vertex of U.T.M. coordinates. 781880,792 meters east and 7759821,593 meters North, at the grid azimuth of 81º40’23” and a distance of 33,32 meters to the CRO-P2071 vertex of U.T.M. coordinates. 781913,762 meters east and 7759826,419 meters North, at the grid azimuth of 188º56’22” and a distance of 67,92 meters to the CRO-P2072 vertex of U.T.M. coordinates. 781903,208 meters East and 7759759,319 meters North, at the grid azimuth of 158º29’27” and a distance of 30,30 meters to the CRO-P2073 vertex of U.T.M. coordinates. 781914,316 meters East and 7759731,132 meters North, at the grid azimuth of 61º36’26” and a distance of 66,97 meters to the CRO-P2074 vertex of U.T.M. coordinates. 781973,231 meters East and 7759762,978 meters North, at the grid azimuth of 108º18’56” and a distance of 69,70 meters to the CRO-P2075 vertex of U.T.M. coordinates. 782039,396 meters East and 7759741,076 meters North, at the grid azimuth of 37º56’58” and a distance of 82,32 meters to the CRO-P2076 vertex of U.T.M. coordinates. 782090,022 meters East and 7759805,991 meters North, at the grid azimuth of 94º40’44” and a distance of 169,78 meters to the CRO-P2077 vertex of U.T.M. coordinates. 782259,232 meters East and 7759792,142 meters North, at the grid azimuth of 112º27’12” and a distance of 174,86 meters to the CRO-P2078 vertex of U.T.M. coordinates. 782420,839 meters East and 7759725,356 meters North, at the grid azimuth of 180º33’25” and a distance of 66,52 meters to the CRO-P2079 vertex of U.T.M. coordinates. 782420,193 meters East and 7759658,843 meters North, at the grid azimuth of 76º05’23” and a distance of 104,56 meters to the CRO-P2080 vertex of U.T.M. Coordinates. 782521,685 meters East and 7759683,980 meters North, at the grid azimuth of 120º07’01” and a distance of 33,17 meters to the CRO-P2081 vertex of U.T.M. coordinates. 782550,376 meters East and 7759667,337 meters North, at the grid azimuth of 121º58’42” and a distance of 68,44 meters to the CRO-P2082 vertex of U.T.M. coordinates. 782608,430 meters East and 7759631,091 meters North, at the grid azimuth of 95º29’31” and a distance of 71,36 meters to the CRO-P2083 vertex of U.T.M. coordinates. 782679,465 meters East and 7759624,261 meters North, at the grid azimuth of 119º11’02” and a distance of 28,80 meters to the CRO-P2084 vertex of U.T.M. coordinates. 782704,613 meters East and 7759610,216 meters North, at the grid azimuth of 79º30’10” and a distance of 63,37 meters to the CRO-P2085 vertex of U.T.M. coordinates. 782766,920 meters East and 7759621,760 meters North, at the grid azimuth of 83º30’58” and a distance of 45,85 meters to the CRO-P2086 vertex of U.T.M. coordinates. 782812,480 meters east and 7759626,938 meters North, at the grid azimuth of 69º03’04” and a distance of 82,49 meters to the CRO-P2087 vertex of U.T.M. coordinates. 782839,744 meters East and 7759637,376 meters North, at the grid azimuth of 149º19’40” and a distance of 40,77 meters to the CRO-P2088 vertex of U.T.M. coordinates. 782860,543 meters East and 7759602,308 meters North, at the grid azimuth of 113º39’37” and a distance of 35,68 meters to the CRO-P2089 vertex of U.T.M. coordinates. 782893,221 meters East and 7759587,990 meters North, at the grid azimuth of 167º38’37” and a distance of 50,31 meters to the CRO-P2090 vertex of U.T.M. coordinates. 782903,987 meters East and 7759538,843 meters North, at the grid azimuth of 98º58’10” and a distance of 158,24 meters to the CRO-P2091 vertex of U.T.M. coordinates. 783060,292 meters East and 7759514,172 meters North, at the grid azimuth of 167º23’31” and a distance of 43,40 meters to the CRO-P2092 vertex of U.T.M. coordinates. 783069,766 meters East and 7759471,814 meters North, at the grid azimuth of 126º49’12” and a distance of 63,76 meters to the CRO-P2093 vertex of U.T.M. coordinates. 783120,810 meters East and 7759433,601 meters North, at the grid azimuth of 98º25’17” and a distance of 35,44 meters to the CRO-P2094 vertex of U.T.M. coordinates. 783155,864 meters East and 7759428,411 meters North, at the grid azimuth of 63º26’03” and a distance of 58,04 meters to the CRO-P2095 vertex of U.T.M. coordinates. 783207,777 meters East and 7759454,368 meters North, at the grid azimuth of 131º44’17” and a distance of 72,12 meters to the CRO-P2096 vertex of U.T.M. coordinates. 783261,595 meters East and 7759406,354 meters North, at the grid azimuth of 112º53’46” and a distance of 41,25 meters to the CRO-P2097 vertex of U.T.M. coordinates. 783299,599 meters east and 7759390,303 meters North, at the grid azimuth of 81º21’51” and a distance of 55,90 meters to the CRO-P2098 vertex of U.T.M. coordinates. 783354,870 meters East and 7759398,698 meters North, at the grid azimuth of 65º58’37” and a distance of 37,31 meters to the CRO-P2099 vertex of U.T.M. coordinates. 783388,946 meters East and 7759413,886 meters North, at the grid azimuth of 107º23’41” and a distance of 37,38 meters to the CRO-P2100 vertex of U.T.M. coordinates. 783424,617 meters east and 7759402,711 meters North, at the grid azimuth of 142º10’16” and a distance of 15,68 meters to the CRO-P2101 vertex of U.T.M. coordinates. 783434,231 meters East and 7759390,330 meters North, at the grid azimuth of 87º17’17” and a distance of 37,90 meters to the CRO-P2102 vertex of U.T.M. coordinates. 783472,093 meters East and 7759392,123 meters North, at the grid azimuth of 156º24’13” and a distance of 106,78 meters to the CRO-P2103 vertex of U.T.M. coordinates. 783514,837 meters East and 7759294,269 meters North, at the grid azimuth of 148º50’12” and a distance of 80,29 meters to the CRO-P2104 vertex of U.T.M. coordinates. 783556,386 meters East and 7759225,564 meters North, at the grid azimuth of 79º18’07” and a distance of 57,16 meters to the CRO-P2105 vertex of U.T.M. coordinates. 783612,557 meters East and 7759236,175 meters North, at the grid azimuth of 53º53’03” and a distance of 36,48 meters to the CRO-P2106 vertex of U.T.M. coordinates. 783642,029 meters East and 7759257,679 meters North, at the grid azimuth of 190º26’59” and a distance of 37,28 meters to the CRO-P2107 vertex of U.T.M. coordinates. 783635,268 meters East and 7759221,022 meters North, at the grid azimuth of 120º33’52” and a distance of 35,05 meters to the CRO-P2108 vertex of U.T.M. coordinates. 783665,449 meters east and 7759203,199 meters North, at the grid azimuth of 52º25’04” and a distance of 85,18 meters to the CRO-P2109 vertex of U.T.M. coordinates. 783732,951 meters East and 7759255,149 meters North, at the grid azimuth of 42º47’28” and a distance of 94,79 meters to the CRO-P2112 vertex of U.T.M. coordinates. 783797,345 meters east and 7759324,710 meters North, at the grid azimuth of 135º27’16” and a distance of 48,50 meters to the CRO-P2113 vertex of U.T.M. coordinates. 783831,367 meters East and 7759290,144 meters North, at the grid azimuth of 171º16’37” and a distance of 40,08 meters to the CRO-P2114 vertex of U.T.M. coordinates. 783837,446 meters east and 7759250,527 meters North, at the grid azimuth of 131º44’06” and a distance of 54,39 meters to the CRO-P2115 vertex of U.T.M. coordinates. 783878,034 meters East and 7759214,320 meters North, at the grid azimuth of 38º02’44” and a distance of 57,85 meters to the CRO-P2116 vertex of U.T.M. coordinates. 783913,688 meters East and 7759259,881 meters North, at the grid azimuth of 102º12’45” and a distance of 98,83 meters to the CRO-P2117 vertex of U.T.M. coordinates. 784010,283 meters east and 7759238,975 meters North, at the grid azimuth of 92º25’36” and a distance of 109,62 meters to the CRO-P2118 vertex of U.T.M. coordinates. 784119,800 meters East and 7759234,333 meters North, at the grid azimuth of 109º52’36” and a distance of 44,69 meters to the CRO-P2119 vertex of U.T.M. coordinates. 784161,824 meters East and 7759219,140 meters North, at the grid azimuth of 93º46’39” and a distance of 98,83 meters to the CRO-P2120 vertex of U.T.M. coordinates. 784260,443 meters east and 7759212,629 meters North, at the grid azimuth of 126º02’36” and a distance of 40,49 meters to the CRO-P2121 vertex of U.T.M. coordinates. 784293,180 meters East and 7759188,806 meters North, at the grid azimuth of 80º30’46” and a distance of 51,15 meters to the CRO-P2122 vertex of U.T.M. coordinates. 784343,632 meters East and 7759197,237 meters North, at the grid azimuth of 111º42’19” and a distance of 22,76 meters to the CRO-P2123 vertex of U.T.M. coordinates. 784364,783 meters east and 7759188,818 meters North, at the grid azimuth of 184º53’24” and a distance of 33,58 meters to the CRO-P2124 vertex of U.T.M. coordinates. 784361,920 meters East and 7759155,361 meters North, at the grid azimuth of 128º48’12” and a distance of 33,30 meters to the CRO-P2125 vertex of U.T.M. coordinates. 784387,868 meters East and 7759134,496 meters North, at the grid azimuth of 101º57’59” and a distance of 32,25 meters to the CRO-P2126 vertex of U.T.M. coordinates. 784419,417 meters east and 7759127,809 meters North, at the grid azimuth of 157º28’25” and a distance of 47,65 meters to the CRO-P2127 vertex of U.T.M. coordinates. 784437,674 meters east and 7759083,792 meters North, at the grid azimuth of 129º19’06” and a distance of 81,43 meters to the CRO-P2128 vertex of U.T.M. coordinates. 784500,672 meters east and 7759032,195 meters North, at the grid azimuth of 252º04’38” and a distance of 27,69 meters to the CRO-P2129 vertex of U.T.M. coordinates. 784474,325 meters East and 7759023,674 meters North, at the grid azimuth of 183º47’19” and a distance of 24,81 meters to the CRO-P2130 vertex of U.T.M. coordinates. 784472,686 meters East and 7758998,920 meters North, at the grid azimuth of 92º46’03” and a distance of 52,31 meters to the CRO-P2131 vertex of U.T.M. coordinates. 784524,934 meters east and 7758996,395 meters North, at the grid azimuth of 209º48’28” and a distance of 46,12 meters to the CRO-P2132 vertex of U.T.M. coordinates. 784502,007 meters East and 7758956,375 meters North, at the grid azimuth of 158º01’37” and a distance of 59,92 meters to the CRO-P2133 vertex of U.T.M. coordinates. 784524,429 meters East and 7758900,803 meters North, at the grid azimuth of 179º29’10” and a distance of 66,23 meters to the CRO-P2134 vertex of U.T.M. coordinates. 784525,023 meters east and 7758834,572 meters North, at the grid azimuth of 131º50’21” and a distance of 35,07 meters to the CRO-P2135 vertex of U.T.M. coordinates. 784551,153 meters East and 7758811,177 meters North, at the grid azimuth of 61º55’43” and a distance of 50,98 meters to the CRO-P2136 vertex of U.T.M. coordinates. 784596,133 meters East and 7758835,165 meters North, at the grid azimuth of 97º34’57” and a distance of 66,12 meters to the CRO-P2137 vertex of U.T.M. coordinates. 784661,677 meters East and 7758826,440 meters North, at the grid azimuth of 140º49’31” and a distance of 55.34 meters to the CRO-P2139 vertex of U.T.M. coordinates. 784696,636 meters East and 7758783,537 meters North, at the grid azimuth of 138º07’22” and a distance of 44,02 meters to the CRO-P2140 vertex of U.T.M. coordinates. 784726,022 meters East and 7758750,759 meters North, at the grid azimuth of 115º32’31” and a distance of 54,12 meters to the CRO-P2141 vertex of U.T.M. coordinates. 784774,856 meters East and 7758727,423 meters North, at the grid azimuth of 175º56’33” and a distance of 70,69 meters to the CRO-P2142 vertex of U.T.M. coordinates. 784779,858 meters East and 7758656,908 meters North, at the grid azimuth of 154º18’35” and a distance of 89,91 meters to the CRO-P2143 vertex of U.T.M. coordinates. 784818,834 meters east and 7758575,885 meters North, at the grid azimuth of 253º46’25” and a distance of 57,96 meters to the CRO-P2144 vertex of U.T.M. coordinates. 784763,182 meters East and 7758559,689 meters North, at the grid azimuth of 239º42’03” and a distance of 75,33 meters to the CRO-P2145 vertex of U.T.M. coordinates. 784698,139 meters East and 7758521,682 meters North, at the grid azimuth of 158º57’11” and a distance of 82,67 meters to the CRO-P2047 vertex of U.T.M. coordinates. 784727,830 meters east and 7758444,523 meters North, at the grid azimuth of 142º09’23” and a distance of 89,88 meters to the CRO-P2148 vertex of U.T.M. coordinates. 784782,970 meters east and 7758373,549 meters North, at the grid azimuth of 179º59’21” and a distance of 53,86 meters to the CRO-P2149 vertex of U.T.M. coordinates. 784782,980 meters east and 7758319,689 meters North, at the grid azimuth of 137º20’16” and a distance of 46,57 meters to the CRO-P2150 vertex of U.T.M. coordinates. 784814,539 meters east and 7758285,444 meters North, at the grid azimuth of 214º15’23” and a distance of 35,40 meters to the CRO-P2151 vertex of U.T.M. coordinates. 784794,611 meters east and 7758256,183 meters North, at the grid azimuth of 167º06’00” and a distance of 42,21 meters to the CRO-P2152 vertex of U.T.M. coordinates. 784804,033 meters east and 7758215,041 meters North, at the grid azimuth of 144º51’50” and a distance of 59,38 meters to the CRO-P2153 vertex of U.T.M. coordinates. 784838,207 meters East and 7758166,483 meters North, at the grid azimuth of 172º44’17” and a distance of 67,52 meters to the CRO-P2154 vertex of U.T.M. coordinates. 784846,742 meters East and 7758099,501 meters North, at the grid azimuth of 67º44’48” and a distance of 58,50 meters to the CRO-P2155 vertex of U.T.M. coordinates. 784900,885 meters east and 7758121,656 meters North, at the grid azimuth of 85º13’23” and a distance of 105,95 meters to the CRO-P2156 vertex of U.T.M. coordinates. 785006,469 meters East and 7758130,479 meters North, at the grid azimuth of 101º07’40” and a distance of 66,45 meters to the CRO-P2157 vertex of U.T.M. coordinates. 785071,669 meters East and 7758117,655 meters North, at the grid azimuth of 129º52’12” and a distance of 53,54 meters to the CRO-P2158 vertex of U.T.M. coordinates. 785112,762 meters East and 7758083,332 meters North, at the grid azimuth of 164º18’10” and a distance of 45,64 meters to the CRO-P2159 vertex of U.T.M. coordinates. 785125,110 meters east and 7758039,395 meters North, at the grid azimuth of 213º39’36” and a distance of 38,24 meters to the CRO-P2160 vertex of U.T.M. coordinates. 785103,915 meters East and 7758007,567 meters North, at the grid azimuth of 144º52’29” and a distance of 23,30 meters to the CRO-P2161 vertex of U.T.M. coordinates. 785117,320 meters east and 7757988,512 meters North, at the grid azimuth of 110º41’04” and a distance of 59,90 meters to the CRO-P2162 vertex of U.T.M. coordinates. 785173,360 meters East and 7757967,354 meters North, at the grid azimuth of 127º32’35” and a distance of 21,81 meters to the CRO-P2163 vertex of U.T.M. coordinates. 785190,653 meters East and 7757954,064 meters North, at the grid azimuth of 197º05’02” and a distance of 44,03 meters to the CRO-P2164 vertex of U.T.M. coordinates. 785177,717 meters East and 7757911,974 meters North, at the grid azimuth of 105º48’53” and a distance of 114,49 meters to the CRO-P2165 vertex of U.T.M. coordinates. 785287,872 meters East and 7757880,773 meters North, at the grid azimuth of 107º32’03” and a distance of 129,38 meters to the CRO-P2167 vertex of U.T.M. coordinates. 785411,240 meters East and 7757841,794 meters North, at the grid azimuth of 152º13’47” and a distance of 68,70 meters to the CRO-P2168 vertex of U.T.M. coordinates. 785443,248 meters East and 7757781,011 meters North, at the grid azimuth of 137º32’45” and a distance of 72,24 meters to the CRO-P2169 vertex of U.T.M. coordinates. 785492,009 meters East and 7757727,712 meters North, at the grid azimuth of 181º07’39” and a distance of 47,73 meters to the CRO-P2170 vertex of U.T.M. coordinates. 785491,070 meters east and 7757679,990 meters North, at the grid azimuth of 264º34’00” and a distance of 40,24 meters to the CRO-P2171 vertex of U.T.M. coordinates. 785451,014 meters East and 7757676,180 meters North, at the grid azimuth of 165º47’02” and a distance of 38,97 meters to the CRO-P2172 vertex of U.T.M. coordinates. 785460,584 meters East and 7757638,405 meters North, at the grid azimuth of 131º59’34” and a distance of 82,89 meters to the CRO-P2173 vertex of U.T.M. coordinates. 785522,189 meters East and 7757582.950 meters North, at the grid azimuth of 139º58’37” and a distance of 24,61 meters to the CRO-P2166 vertex of U.T.M. coordinates. 785538,017 meters East and 7757564,101 meters North, at the grid azimuth of 114º15’30” and a distance of 39,23 meters to the CRO-P2174, located in Marimbondo Stream Bank with Estrada Stream, of U.T.M. 785573,779 meters East and 7757547,986 meters North. From there, borders the left bank of Estrada Stream upstream, at the grid azimuth of 260º11’56” and a distance of 59,24 meters to the CRO-P2175 vertex of U.T.M. coordinates. 785515,403 meters east and 7757537,901 meters North, at the grid azimuth of 230º17’50” and a distance of 73,13 meters to the CRO-P2176 vertex of U.T.M. coordinates. 785459,140 meters East and 7757491,186 meters North, at the grid azimuth of 204º01’47” and a distance of 58,40 meters to the CRO-P2177 vertex of U.T.M. coordinates. 785435,359 meters East and 7757437,847 meters North at the grid azimuth of 207º27’35” and a distance of 77,30 meters to the CRO-P2178 vertex of U.T.M. coordinates. 785399,714 meters East and 7757369,256 meters North, at the grid azimuth of 206º43’22” and a distance of 41,42 meters to the CRO-P2179 vertex of U.T.M. coordinates. 785381,088 meters east and 7757332,259 meters North, at the grid azimuth of 213º18’30” and a distance of 100,11 meters to the CRO-P2180 vertex of U.T.M. coordinates. 785326,111 meters East and 7757248,591 meters North, at the grid azimuth of 219º36’19” and a distance of 56,61 meters to the

CRO-P2181 vertex of U.T.M. coordinates. 785290,025 meters East and 7757204,979 meters North, at the grid azimuth of 205º52’15” and a distance of 99,12 meters to the CRO-V6004 vertex of U.T.M. coordinates. 785246,773 meters East and 7757115,789 meters North, at the grid azimuth of 207º20’59” and a distance of 125,08 meters to the CRO-V6005 vertex of U.T.M. coordinates. 785189,308 meters East and 7757004,690 meters North, at the grid azimuth of 202º14’59” and a distance of 118,00 meters to the CRO-P2182 vertex of U.T.M. coordinates. 785144,629 meters East and 7756895,480 meters North, at the grid azimuth of 231º49’09” and a distance of 30,12 meters to the CRO-V6006 vertex of U.T.M. coordinates. 785120,952 meters East and 7756876,860 meters North, at the grid azimuth of 213º43’01” and a distance of 76,55 meters to the CRO-P2183 vertex of U.T.M. coordinates. 785078,461 meters East and 7756813,189 meters North, at the grid azimuth of 221º45’27” and a distance of 70,47 meters to the CRO-V6007 vertex of U.T.M. coordinates. 785031,527 meters east and 7756760,617 meters North, at the grid azimuth of 197º28’29” and a distance of 21,26 meters to the CRO-P2184 vertex of U.T.M. coordinates. 785025,142 meters east and 7756740,334 meters North, at the grid azimuth of 205º30’18” and a distance of 68,64 meters to the CRO-P2185 vertex of U.T.M. coordinates. 784995,588 meters East and 7756678,387 meters North, at the grid azimuth of 218º22’38” and a distance of 106,69 meters to the CRO-V6008 vertex of U.T.M. coordinates. 784929,349 meters East and 7756594,747 meters North, at the grid azimuth of 204º41’27” and a distance of 44,15 meters to the CRO-V6009 vertex of U.T.M. coordinates. 784910,907 meters East and 7756554,634 meters North, at the grid azimuth of 209º44’14” and a distance of 109,55 meters to the CRO-V6010 vertex of U.T.M. coordinates. 784856,566 meters east and 7756459,506 meters North, at the grid azimuth of 198º55’25” and a distance of 70,75 meters to the CRO-P2186 vertex of U.T.M. coordinates. 784833,622 meters east and 7756392,584 meters North, at the grid azimuth of de205º36’03” and a distance of 126,95 meters to the CRO-P2187 vertex of U.T.M. coordinates. 784778,769 meters East and 7756278,101 meters North, at the grid azimuth of 211º11’33” and a distance of 213,90 meters to the CRO-P2188 vertex of U.T.M. coordinates. 784667,988 meters east and 7756095,127 meters North, at the grid azimuth of 207º45’54” and a distance of 171,39 meters to the CRO-V6011 vertex of U.T.M. coordinates. 784588,103 meters East and 7755943,495 meters North, at the grid azimuth of 216º38’39” and a distance of 96,56 meters to the CRO-V6012 vertex of U.T.M. coordinates. 784530,474 meters east and 7755866,020 meters North, at the grid azimuth of 224º23’23” and a distance of 178,07 meters to the CRO-V6013 vertex of U.T.M. coordinates. 784405,904 meters East and 7755738,768 meters North, at the grid azimuth of 213º19’15” and a distance of 88,55 meters to the AFW M 2598, located in the left bank of Estrada Stream, of U.T.M. coordinates. 784357,261 meters East and 7755664,775 meters North. From there, borders the Lands of JOEL AMARO MASCARENHAS (FAZENDA SANTA FÁTIMA), at the grid azimuth of 228º55’31” and a distance of 16,93 meters to the AFW M 2599 vertex of U.T.M. coordinates. 784344,498 meters East and 7755653,651 meters North. From there, borders the Lands of JOEL AMARO MASCARENHAS (FAZENDA SANTA FÁTIMA), at the grid azimuth of 227º17’38” and a distance of 17,21 meters to the AFW M 2597 vertex of U.T.M. coordinates. 784331,854 meters East and 7755641,981 meters North. From there, borders the Lands of JOEL AMARO MASCARENHAS (FAZENDA SANTA FÁTIMA), at the grid azimuth of 229º09’50” and a distance of 753,89 meters to the AFW M 2596 vertex of U.T.M. coordinates. 783761,474 meters East and 7755149,016 meters North. From there, borders the Lands of Sylvio Mendes Amado (FAZENDA YTURU), at the grid azimuth of 312º20’07” and a distance of 348,86 meters to the CRO M 1825 vertex of U.T.M. coordinates. 783503,593 meters East and 7755383,961 meters North. From there, borders the Lands of Sylvio Mendes Amado (FAZENDA YTURU), at the grid azimuth of 261º30’33” and a distance of 692,80 meters to the CRO M 1824 vertex of U.T.M. coordinates. 782818,382 meters East and 7755281,668 meters North. From there, borders the Lands of Sylvio Mendes Amado (FAZENDA YTURU), at the grid azimuth of 296º05’41” and a distance of 53,81 meters to the AAK M 1718 vertex of U.T.M. coordinates. 782770,055 meters East and 7755305,338 meters North. From there, borders the Lands of Ronaldo Sampaio Ferreira (Fazenda Perdizes), at the grid azimuth of 295º35’27” and a distance of 375,18 meters to the AAK M 1717 vertex of U.T.M. coordinates. 782431,680 meters East and 7755467,394 meters North. From there, borders the Lands of Ronaldo Sampaio Ferreira (Fazenda Perdizes), at the grid azimuth of 295º53’59” and a distance of 1707,83 meters to the AAK - M 1716 vertex of U.T.M. coordinates. 780895,388 meters East and 7756213,369 meters North. From there, borders the Lands of Ronaldo Sampaio Ferreira (Fazenda Perdizes), at the grid azimuth of 40º23’03” and a distance of 763,64 meters to the CRO M 1823 vertex of U.T.M. coordinates. 781390,159 meters East and 7756795,050 meters North. From there, borders the Lands of Ronaldo Sampaio Ferreira (Fazenda Perdizes), at the grid azimuth of 301º38’18” and a distance of 1575,47 meters to the CRO M 1822 vertex of U.T.M. coordinates. 780048,841 meters East and 7757621,468 meters North. From there, borders the Lands of LAERTE AMILCAR VIEIRA VELASQUES (FAZENDA CABECEIRA DO PONTAL), at the grid azimuth of 26º11’18” and a distance of 1002,86 meters to the CRO M 1821 vertex of U.T.M. coordinates. 780491,426 meters East and

7758521,379 meters North. From there, borders the Lands of LAERTE AMILCAR VIEIRA VELASQUES (FAZENDA CABECEIRA DO PONTAL), at the grid azimuth of 259º56’19” and a distance of 441,48 meters to the CRO M 1820 vertex of U.T.M. coordinates. 780056,731 meters East and 7758444,251 meters North. From there, borders the Lands of VALDIR DA COSTA GUIMARÃES (FAZENDA MONTE ALTO), at the grid azimuth of 19º48’05” and a distance of 900,78 meters to the CRO M 1819 vertex of U.T.M. coordinates. 780361,879 meters East and 7759291,770 meters North. From there, borders the Lands of VALDIR DA COSTA GUIMARÃES (FAZENDA MONTE ALTO), at the grid azimuth of 19º38’37” and a distance of 35,32 meters to the CRO M 1926 vertex of U.T.M. coordinates. 780373,751 meters East and 7759325,032 meters North. From there, borders the Lands of VALDIR DA COSTA GUIMARÃES (FAZENDA MONTE ALTO), at the grid azimuth of 19º49’47” and a distance of 1151,26 meters to the CRO M 1827 vertex of U.T.M. coordinates. 780764,291 meters East and 7760408,032 meters North. From there, borders the Lands of VALDIR DA COSTA GUIMARÃES (FAZENDA MONTE ALTO), at the grid azimuth of 19º49’47” and a distance of 17,30 meters to the CRO-V6003 vertex of U.T.M. coordinates. 780770,159 meters East and 7760424,304 meters North, at the beginning of this description, where this perimeter was closed with 19.739,3884 meters, resulting in an area with 1,755.9413 hectares. All the coordinates described here are georeferenced to the Brazilian Geodetic System, based on the RBMC Geodetic Landmarks, belonging to IBGE: CAMPO GRANDE/MS, coordinates E = 756645,799 m and N = 7737844,946 m, referenced in the Central Meridian 57º WGr; and Presidente Prudente/SP coordinates E = 457915,964 m and N = 7553888,221 m; referenced to the Central Meridian 51º WGr; represented in the UTM system, using the SIRGAS 2000 as datum. The azimuths, distances, area and perimeter were calculated in the UTM projection plan.”

Deed of Title: The aforementioned property was acquired by Nova Propriedades Rurais e Participações S.A., through the deed of purchase and sale drafted on February 8, 2019, by the 4th Registry of Deeds and Titles of the Judicial District of Três Lagoas - MS (Book 115, pages 005/011), duly registered under No. R.08 of 05/09/2019 of said registration.

Registration/Total Real Estate Amount (DITR 2019): This real estate is registered with the National Institute of Colonization and Agrarian Reform - INCRA under the Rural Property Code No. 911.046.006.467-0, CCIR Number: 20620525180; Total Area (ha): 1,755.9413, Rural Module (ha) 30.2304; Number of Rural Modules: 43.66; Fiscal

Module (ha): Not informed; Number of Fiscal Modules: 50.1697, Minimum Parcel Fraction (ha): 2.00, duly registered with the Brazilian Federal Revenue under NIRF No. 7.875.605-7, with a Total Real Estate Amount of eighteen million, seven hundred and eighty thousand reais (R$ 18,780,000.00), according to DITR 2019

CAR - Environmental Rural Registry: Real Estate registered under No. CARMS0000911 with the following information: (a) Total real estate documented area (ha): 1,755.9413;(b) Total real estate calculated area (ha): 1,755.9415; (c) Remnant of Native Vegetation (ha): 462.2229; (d) PPA (ha): 84.1298; (e) Restricted Use Area (ha): 136.5226; (f) Required Legal Reserve Area (ha): 351.1883; (g) Existing Legal Reserve Area: Not informed; (h) Proposed Legal Reserve Area (ha): 67.8595; and (i) Condominium Legal Reserve Area: Not informed.

Georeferencing: Real estate descriptive memorandum referring to the georeferenced description with INCRA certification under the codes No. 161.004.000.019-38 of 04/07/2010.

Liens/Encumbrances: the following entries and records are found: (i) 20% of legal reserve on the real estate (registered under No. 02/18.369, Book 02, on 06/29/2010); (ii) Commitment Agreement for Proof or Allocation of Legal Reserve - TCC No. 00658/2010 of 07/27/2010, where the owner entered into an agreement to present the supporting documentation of the Real Estate’s Legal Reserve within the term of eighteen (18) months, according to Av. No. 05 of 09/20/2010; and (iii) Constitution of First-Priority Mortgage, aiming at forty-five percent (45%) of the real estate, granted by José Munhoz Moya and Ana Maria de Souza Munhoz in favor of Fibria-MS Celulose Sul Mato-Grossensse Ltda., referring to the debt in the amount of R$ 4,284,000.00, pursuant to the Public Deed of Mortgage registered on 12/20/2011 by the 21st Notary Public of São Paulo/SP (Book No. 3327, pages 061/075) (registered under No. 06/18.369 of 01/19/2012).

Fazenda Santa Monica

Real Estate subject to registration No. 16.966 of the 1st Protest Notary of the Judicial District of Bandeirantes, State of Mato Grosso do Sul, as described and featured in the aforementioned registration:

“One Tract of land located in the municipality of Jaraguai-MS, called ‘FAZENDA SANTA MÔNICA’, with an area of one thousand four hundred and eighty-eight hectares and eight thousand five hundred and ninety-eight square meters (1,488ha 8,598m²), within the following description perimeter: The description of this perimeter begins at the AAC-M-T895 vertex, of N 7,755,218.60m and E 187,208.12m coordinates, located along with the Lands of Fazenda Zinco - Separated Area, of Jorge Luiz Becker; from there, follows the border of Fazenda Zinco - Separated Area, with the following azimuth and distance: 59°07’34” and 185.74m to the AAC-P-Z084 vertex, coordinates N 7,755,313.91m and E 187,367.54m, located on the border of Fazenda Zinco - Separated Area and close to the right bank of Ribeirão do Cervo; from there, follows the right bank of said Ribeirão, downstream, with the following azimuths and distances: 50°27’33 “and 39.74m to the AAC-P-Z085 vertex, of N 7,755,339.21m and E 187,398.19m coordinates; 323°11’32” and 106.00m to the AAC-P-Z086 vertex, of N 7,755,424.08m and E 187,334.68m; 27º09’57” and 73.73m to the AAC-P-Z087 vertex of N 7,755,489.67m and E 187,368.34m coordinates; 7°49’28” and 81.06m to the AAC-P-Z088 vertex, of N 7,755,569.98m and E 187,379.38m coordinates; 58°23’52” and 105.38m to the AAC-P-Z089 vertex, of N 7,755,625.21m and E 187,469.13m coordinates; 92°00’44” and 98.87m to the AAC-P-Z090 vertex, of N 7,755,621.74m and E 187,567.95m coordinates; 136°17’38 “and 47.89m to the AAC-P-Z091 vertex, of N 7,755,587.12m and E 187,601.04m coordinates; 148°18’50” and 108.32m to the AAC-P-Z092 vertex, of N 7,755,494.94m and E 187,657.93m coordinates; 114°51’57” and 144.37m to the AAC-P-Z093 vertex, of N 7,755,434.23m and E 187,788.92m; 100°49’17” and 141.23m to the AAC-P-Z094 vertex, of N 7,755,407.72m and E 187,927.64m coordinates; 105°22’28” and 102.76m to the AAC-P-Z095 vertex, of N 7,755,380.47m and E 188,026.73m coordinates; 99°40’08” and 131.85m to the AAC-P-Z096 vertex, of N 7,755,358.33m and E 188,156.70m coordinates; 111°46’27” and 47.96m to the AAC-P-Z097 vertex, of N 7,755,340.54m and E 188,201.24m coordinates; 171°26’23” and 60.64m to the AAC-P-Z098 vertex, of N 7,755,280.58m and E 188,210.26m coordinates; 218°42’14” and 179.86m to the AAC-P-Z99 vertex, N

7,755,140.22m and E 188,097.80m coordinates; 222°50’16” and 62.29m to the AAC-P-Z100 vertex, N 7,755,094.54m and E 188,055.44m coordinates; 156°59’47” and 97.79m to the AAC-P-Z101 vertex, N 7,755,004.53m and E 188,093.66m coordinates; 44°11’04” and 131.32m to the AAC-P-Z102 vertex, of N 7,755,098.70m and E 188,185.18m coordinates; 100°38’08” and 84.99m to the AAC-P-Z103 vertex, of N 7,755,083.01m and E 188,268.71m coordinates; 45°25’24” and 80.63m to the AAC-P-Z104 vertex, of N 7,755,139.60m and E 188,326.15m coordinates; 211°57’04” and 296.24m to the AAC-P-Z-105 vertex, of N 7,754,888.24m and E 188,169.37m coordinates; 147°39’44” and 75.70m to the AAC-P-Z106 vertex, of N 7,754,824.28m and E 188,209.87m coordinates; 152°57’55” and 139.79m to the AAC-P-Z107 vertex, of N 7,754,699.76m and E 188,27341m coordinates; 154°25’11” and 135.43m to the AAC-P-Z108 vertex, of N 7,754,577.61m and E 188,331.88m coordinates; 128°25’30” and 117.73m to the AAC-P-Z109 vertex, of N 7,754,504.44m and E 188,424.12m coordinates; 171°03’42” and 77.22m to the AAC-P-Z110 vertex, of N 7,754,428.16m and E 188,436.11m coordinates; 270°41’05” and 42.30m to the AAC-P-Z111 vertex, of N 7,754,428.66m and E 188,393.82m coordinates; 311°11’28” and 62.39m to the AAC-P-Z112 vertex, of N 7,754,469.75m and E 188,346.87m coordinates; 249°33’57” and 54.81m to the AAC-P-Z113 vertex, of N 7,754,450.61m and E 188,295.51m coordinates; 190°22’33” and 96.67m to the AAC-P-Z114 vertex, of N 7,754,355.52m and E 188,278.10m coordinates; 245°26’13” and 140.07m to the AACP-P-Z115 vertex, of N 7,754,297.30m and E 188,150.71m coordinates; 210°11’32” and 70.28m to the AAC-P-Z116 vertex, of N 7,754,236.55m and E 188,115.36m coordinates; 185°54’30” and 89.03m to the AAC-P-Z117 vertex, of N 7,754,148.00m and E 188,106.20m coordinates; 220°04’34” and 61.74m to the AAC-P-Z118 vertex, of N 7,754,100.76 and E 188,066.45m coordinates; 238°43’25” and 110.15m to the AAC-P-Z119 vertex, of N 7,754,043.57m and E 187,972.31m coordinates; 246°11’41” and 96.87m to the AAC-P-Z120 vertex, of N 7,754,004.47m and E 187,883.67m coordinates; 207°00’01” and 30.45m to the AAC-P-Z121 vertex, of N 7,753,977.34m and E 187,869.85m coordinates; 147°24’23” and 67.52m to the AAC-P-Z122 vertex, of N 7,753,920.45m and E 187,906.22m coordinates; 116°08’27” and 130.30m to the AAC-P-Z123 vertex, of N 7,753,863.04m and E 188,023.19m coordinates; 110°58’57” and 46.24m to the AAC-P-Z124 vertex, of N 7,753,846.48m and E 188,066.37m coordinates; 134°48’48” and 127.76m to the AAC-P-Z125 vertex, of N 7,753,756.44m and E 188,157.00m coordinates; 124°10’04” and 109.68m to the AAC-P-Z126 vertex, of N 7,753,694.84m and E 188,247.75m coordinates; 66°59’51” and 66.18m to the AAC-P-Z127 vertex, of N 7,753,720.70m and E 188,308.67m coordinates; 93°18’28” and 71.73m to the AAC-

P-Z128 vertex, of N 7,753,716.56m and E 188,380.28m coordinates; 117°47’14” and 116.22m to the AAC-P-Z129 vertex, of N 7,753,662.38m and E 188,483.09m coordinates; 94°26’22” and 82.47m to the AAC-P-Z130 vertex, of N 7,753,656.00m and E 188,565.32m coordinates; 151°04’53” and 99.23m to the AAC-P-Z131 vertex, of N 7,753,569.14m and E 188,613.30m coordinates; 179°27’45” and 58.23m to the AAC-P-Z132 vertex, of N 7,753,510.92m and E 188,613.85m coordinates; 257°27’02” and 74.75m to the AAC-P-Z133 vertex, of N 7,753,494.68m and E 188,540.88m coordinates; 293°22’47” and 102.89m to the AAC-P-Z134 vertex, N 7,753,535.51m and E 188,446.44m coordinates; 288°31’46” and 48.90m to the AAC-P-Z135 vertex, of N 7,753,551.05m and E 188,400.08m coordinates; 235°58’08” and 55.91m to the AAC-P-Z136 vertex, of N 7,753,519.76m and E 188,353.75m coordinates; 241°31’25” and 125.07m to the AAC-P-Z137 vertex, of N 7,753,460.12 and E 188,243.81m coordinates; 245°45’46” and 115.76m to the AAC-P-Z138 vertex, of N 7,753,412.60 and E 188,138.25m coordinates; 232°31’24” and 63.63m to the AAC-P-Z139 vertex, of N 7,753,373.89m and E 188,087.75m coordinates; 191°19’54” and 115.82m to the AAC-P-Z140 vertex, of N 7,753,260.32m and E 188,064.99m coordinates; 202°14’34” and 84.97m to the AAC-P-Z141 vertex, of N 7,753,181.68m and E 188,032.83m coordinates; 215°05’52” and 64.44m to the AAC-P-Z142 vertex, of N 7,753,128.95m and E 187,995.78m coordinates; 269°12’16” and 65.06m to the AAC-P-Z143 vertex, of N 7,753,128.05m and E 187,930.73m coordinates; 235°58’52” and 43.97m to the AAC-P-Z144 vertex, of N 7,753,103.45m and E 187,894.28m coordinates; 199°17’47” and 61.69m to the AAC-P-Z145 vertex, of N 7,753,045.23m and E 187,873.90m coordinates; 220°58’36” and 80.44m to the AAC-P-Z146 vertex, of N 7,752,984.50m and E 187,821.15m coordinates; 230°26’45” and 56.88m to the AAC-P-Z147 vertex, of N 7,752,948.27m and E 187,777.29m coordinates; 214°25’24” and 66.17m to the AAC-P-Z148 vertex, of N 7,752,893.69m and E 187,739.88m coordinates; 206°49’45” and 133.12m to the AAC-P-Z149 vertex, of N 7,752,774.90m and E 187,679.80m coordinates; 156°03’16” and 73.83m to the AAC-P-Z150 vertex, of N 7,752,707.42m and E 187,709.77m coordinates; 122°44’20” and 44.98m to the AAC-P-Z151 vertex, of N 7,752,683.09m and E 187,747.60m coordinates; 103°33’44” and 83.42m to the AAC-P-Z152 vertex, of N 7,752,663.53m and E 187,828.69m coordinates; 158°35’57” and 95.45m to the AAC-P-Z153 vertex, of N 7,752,574.66m and E 187,863.52m coordinates; 135°22’51” and 42.72m to the AAC-P-Z154 vertex, of N 7,752,544.26m and E 187,893.52m; 114°46’40” and 113,84m to the AAC-P-Z155 vertex, of N 7,752,496.55m and E 187,996.88m coordinates; 109°50’26” and 106.15m to the AAC-P-Z156 vertex, of N 7,752,460.52m and E 188,096.73m coordinates; 126°26’25” and

70.17m to the AAC-P-Z157 vertex, of N 7,752,418.85m and E 188,153.17m; 209°44’41” and 74.28m to the AAC-P-Z158 vertex, N 7,752,354.35m and E 188,116.32m coordinates; 237°49’36” and 112.04m to the AAC-P-Z159 vertex, of N 7,752,294.69m and E 188,021.48m coordinates; 240°26’09” and 100.27m to the AAC-P-Z160 vertex, of N 7,752,245.22m and E 187,934.27m coordinates; 205°25’03” and 53.81m to the AAC-P-Z161 vertex, of N 7,752,196.61m and E 187,911.17m coordinates; 239°24’19” and 71.39m to the AAC-P-Z162 vertex, of N 7,752,106.28m and E 187,849.72m; 247°16’34” and 108.51m to the AAC-P-Z163, of N 7,752,118.37m and E 187,749.63m coordinates; 181°35’55” and 67.40m to the AAC-P-Z164 vertex, of N 7,752,050.99m and E 187,747.75m coordinates; 174°49’28” and 78.19m to the AAC-P-Z165 vertex, of N 7,751,973.12m and E 187,754.81m coordinates; 176°33’25” and 79.11m to the AAC-P-Z166 vertex, N 7,751,894.15m and E 187,759.56m coordinates; 139°01’40” and 84.58m to the AAC-P-Z167 vertex, of N 7,751,830.29m and E 187,815.02m coordinates; 164°32’19” and 128.87m to the AAC-P-Z168 vertex, of N 7.751.706,08m and E 187,849.37m coordinates; 164°08’48” and 102.30m to the AAC-P-Z169 vertex, of N 7,751,607.68m and E 187,877.32m coordinates; 136°46’42” and 65.82m to the AAC-P-Z170 vertex, of N 7,751,559.71m and E 187,922.39m; 122°31’17” and 65.47m to the AAC-P-Z171 vertex, of N 7,751,524.51m and E 187,977.60m, located at the confluence of Ribeirão do Cervo with the Rego D’Água Stream, from there, follows along the left bank of the Rego D’Água Stream, upstream, with the following azimuths and distances: 258°01’48” and 79.78m to the AAC-P-Z172 vertex, of N 7,751,507.97m and E 187,899.56m coordinates; 222°43’58” and 62.14m to the AAC-P-Z173 vertex, of N 7,751,462.33m and E 187,857.39m coordinates; 226°21’42” and 112.30m to the AAC-P-Z174 vertex, of N 7,751,384.83m and E 187,776.12m coordinates; 232°51’32” and 86.76m to the AAC-P-Z175 vertex, of N 7,751,332.44m and E 187,706.95m coordinates; 232°08’28” and 117.97m to the AAC-P-Z176 vertex, of N 7,751,258.43m and E 187,615.09m coordinates; 237°47’01” and 81.82m to the AAC-P-Z177 vertex, of N 7,751,214.81m and E 187,545.87m coordinates; 223°36’53” and 60.96m to the AAC-P-Z178 vertex, of N 7,751,170.67m and E 187,503.81m coordinates; 211°54’35” and 47.94m to the AAC-P-Z179 vertex, of N 7,751,129.97m and E 187,478.47m coordinates; 220°08’35” and 60.29m to the AC-V-1387 vertex, of N 7,751,083.88m and E 187,439.61m coordinates, located along the left bank of the Rego D’Água Stream, from there, it continues crossing water depth of that Stream, with the following azimuth and distance: 129°45’55” and 39.05m to the AAC-M-C648 vertex, of N 7,751,058.91m and E 187,469.62m coordinates, located on the right bank of Rego D’Água Stream and on the border of Fazenda Zinco, of Luiz

Alberto Lopes Verardo, registration 12,139 with Fazenda Zinco - Separated Area, of Elady Alves de Mello, registration 17,073, from there, borders Fazenda Zinco - Separated Area, with the following azimuths and distances: 243°34’08” and 155.50m to the AAC-M-T875 vertex, of N 7,750,989.69m and E 187,330.38m coordinates; 207º32’11” and 505.15m to the AAC-M-T876 vertex, of N 7,750,541.77m and E 187,096.85m coordinates; 195°11’50” and 458.41m to the AAC-M-T877 vertex, of N 7,750,099.39m and E 186,976.68m coordinates; 303°22’02” and 337.86m to the AAC-M-T878 vertex, of N 7,750,285.22m and E 186,694.51m coordinates; 215°16’33” and 656.41m to the AAC-M-T879 vertex, of N 7,749,749.34m and E 186,315.42m coordinates, located on the border of Fazenda Zinco - Separated Area with Fazenda Marimbondo, of Maria Francisca Cardena and Others, registration 1.073, INCRA code; 911.046.000.230-6; from there, borders Fazenda Marimbondo with the following azimuths and distances: 306°58’53” and 1,555.74m to the AFE-M-0369 vertex, of N 7,750,685.20m and E 185,072.65m coordinates; 304°24’15” and 738.58m to the AAC-M-C649 vertex, of N 7,751,102.52m and E 184,463.27m coordinates; 306°31’23” and 22.77m to the AAC-V-1390 vertex, N 7,751,116.07m and E 184,444.97m coordinates, located on the border of Fazenda Marimbondo and close to the right bank of Bracinho Stream; from there, follows along the right bank of said Stream, downstream, with the following azimuths and distances: 47°02’06” and 27.86m to the AAC-P-Z189 vertex, of N 7,751,135.06m and E 184,465.36m coordinates; 26°43’42” and 61.40m to the AAC-P-Z190 vertex, of N 7,751,189.90m and E 184,492.98m coordinates; 25°38’55” and 98.19m to the AAC-P-Z191 vertex, of N 7,751,278.41m and E 184,535.48m coordinates; 42°11’15” and 76.96m to the AAC-P-Z192 vertex, of N 7,751,335.43m and E 184,587.16m coordinates; 76°09’41” and 86.52m to the AAC-P-Z193 vertex, of N 7,751,356.12m and E 184,671.16m coordinates; 65°06’19” and 91.47m to the AAC-P-Z194 vertex, of N 7,751,394.63m and E 184,754.13m coordinates; 85°37’01” and 142.21m to the AAC-P-Z195 vertex, of N 7,751,405.49m and E 184,895.92m coordinates; 90°32’00” and 112.11m to the AAC-P-Z196 vertex, of N 7,751,404.45m and E 185,008.03m coordinates; 90°32’00” and 0.78m to the AC-V-1391 vertex, of N 7,751,404.44m and E 185,008.81m coordinates, located along the left bank of Bracinho Stream, from there, it continues crossing water depth of that Stream, with the following azimuth and distance: 350°11’53” and 22.97m to the AAC-M-C650 vertex, of N 7,751,427.08m and E 185,004.90m coordinates, located along the left bank of Bracinho Stream and on the border of Chácara Santa Rita, of Gilberto Sobral Monteiro, registration 9.429 and 9.430; from there, border Chácara Santa Rita, with the following azimuths and distances: 350°34’53” and 40.63m to the AAC-M-C651 vertex, of N

7,751,467.11m and E 184,997.98m coordinates; 328°54’37” and 45.43m to the AAC-M-C652 vertex, of N 7,751,506.02m and 7,751,506.02m and E 184,974.52m coordinates; 322°11’06” and 552.85m to the AAC-M-C653 vertex, of N 7,751,942.37m and E 184,635.05m coordinates; 327°29’07” and 12.39m to the AAC-M-C654 vertex, of N 7,751,952.82m and E 184,628.39m coordinates; 348°44’43” and 353.70m to the AAC-M-C655 vertex, of N 7,752,299.72m and E 184,559.36m coordinates; 307°45’18” and 1,230.55m to the AAC-M-T893 vertex, of N 7,753,053.17m e E 183,586.44m coordinates, located on the border of Chácara Santa Rita with Fazenda Zinco - Separated Area; from there, borders Fazenda Zinco - Separated Area, with the following azimuths and distances: 59°07’02” and 1,627.43m to the ACC-M-T894 vertex, of N 7,753,888.51m and E 184,983.14m coordinates; 59°07’45” and 2,592.24m to the AAC-M-T895 vertex, the starting point for the description of this perimeter. All the coordinates described here are georeferenced to the Brazilian Geodetic System from the Geodetic Vertex of the GPS Network of Mato Grosso do Sul. “MS32”, of E 212,265.707m and EN 7,735,719.500m coordinates (located in the 51° W.Gr” zone) and RBMC (Brazilian Network for Continuous Monitoring): through the geodesic vertices of Cuiabá (CUIB-92583) of N 8,280,082.107m and 599,791.608m coordinates (located on the 57°W.Gr” zone) and the geodesic vertex of Brasília (BRAZ-91200) of E 191,946.760 and N 8.234.791,574 coordinates (located on the 45°W.Gr” zone), and the coordinates of this real estate are represented in the UTM System, referenced to the Central Meridian 51° W.Gr”, with SAD-69 as datum. All azimuths and distances, area and perimeter were calculated on the UTM projection plan.”

Deed of Title: The aforementioned property was acquired by Nova Propriedades Rurais e Participações S.A., through the deed of purchase and sale drafted on February 8, 2019, by the 4th Registry of Deeds and Titles of the Judicial District of Três Lagoas- MS (Book No. 114, pages 196/200).

Registration/Total Real Estate Amount (DITR 2019): This real estate is registered with the National Institute of Colonization and Agrarian Reform - INCRA under the Rural Property Code No. 911.046.005.622-8, CCIR Number: 20640030186; Total Area (ha): 1,488.8598, Rural Module (ha) 23.8188; Number of Rural Modules: 49.95; Fiscal Module (ha): Not informed; Number of Fiscal Modules: 42.5388, Minimum Parcel Fraction (ha): 2.00, duly registered with the Brazilian Federal Revenue under NIRF: 1.083.223-8, with a Total Real Estate Amount of five million and fifty thousand reais (R$ 5,050,000.00), according to DITR 2019.

CAR - Environmental Rural Registry: Real Estate registered under No. CARMS0004819 with the following information: (a) Total real estate documented area (ha): 1,488.8598;(b) Total real estate calculated area (ha): 1,489.1059; (c) Remnant of Native Vegetation (ha): 360.5767, (d) PPA (ha): 56.1048; (e) Restricted Use Area: 0.00; (f) Required Legal Reserve Area (ha): 297.8212; (g) Existing Legal Reserve Area (ha): 297.9438; (h) Proposed Legal Reserve Area (ha): 0.00; and (i) Condominium Legal Reserve Area: 0.00.

Georeferencing: Real estate descriptive memorandum referring to the georeferenced description with INCRA certification under the codes No. 160.701.000.058-60, on 01/12/2007.

Liens/Encumbrances: the following entries are found: (i) 20% of legal reserve on the real estate (Av.02/16.966 of 02/28/2007); (ii) Commitment Agreement for Proof or Allocation of Legal Reserve - TCC No. 04290/2008 of 08/21/2008, where the owner entered into an agreement to present the supporting documentation of the Real Estate’s Legal Reserve within the term of sixty (60) months (Av.12 of 08/25/2018); (iii) Legal Reserve Definitive Registration, in which the owner has undertaken to register the respective term and descriptive memorandum of allocation of Legal Reserve; (iv) Registration of Definitive Legal Reserve (process No. 2008-013171/TECIDA-0817) referring to the existence of a 299.1098ha legal reserve area (Av.13 and 14/16.1666 of 02/12/2009 and 02/03/2009, respectively) with the following description: “DESCRIPTION OF LIMITS AND BORDERS, Fragment Area (ha): 268.6544, Permanent Preservation Area (to be deducted) - (ha): 35.1940. Total Net Area (ha): 233.4604, Perimeter (m): 17,296.43. The description of this perimeter begins at the CLA-RL-P-4398 vertex, of N 7,753,256.495m and 187,426.548m coordinates, represented in the UTM System, referenced to the Central Meridian 51º W.Gr”, with the SAD- 69 as datum, located in common with the Own Real Estate Lands; from there, borders the Own Real Estate Lands, with coordinate, azimuth, distance and border area as shown in the table below:

Station	Fore	Coordinate (UTM) N	Coordinate (UTM) E	Azimuth	Distance	Border Area
CL4-RL-P-4398	CL4-RL-P-4399	N 7,753,225.095m	E 187,567.289m	102°34’36”	144.20m	Anthropic
CL4-RL-P-4399	CL4-RL-P-4399	N 7,753,172.239m	E 187,668.021m	117°41’14”	113.76m	Anthropic
CL4-RL-P-4400	CL4-RL-P-4399	N 7,753,110.861m	E 187,863.715m	107°24’49”	205.09m	Anthropic
CL4-RL-P-0777	AAC-P-Z144	N 7,753,103.450m	E 187,894.282m	103°37’45”	31.45m	Perm. Preservation

Until the AAC-P-Z144 vertex, located in the border of the Own Real Estate Lands and next to the right bank of Ribeirão do Cervo, from there follows the right bank of Ribeirão do Cervo, downstream, with coordinate, azimuth, distance and border area as shown in the table below:

Station	Fore	Coordinate (UTM) N	Coordinate (UTM) E	Azimuth	Distance	Border Area
AAC-P-Z144	AAC-P-Z145	N 7,753.045.228m	E 187,873.897m	199°17’47”	61.69m	Perm. Preservation
AAC-P-Z145	AAC-P-Z146	N 7,752,984.499m	E 187,821.149m	20°58’36”	80.44tn	Perm. Preservation
AAC-P-Z146	AAC-P-Z1’47	N 7.752.948.275m	E 187.777.290m	230°26’45”	56.88m	Perm. Preservation
AAC-P-Z147	AAC-P-Z I 48	N 7.752.893.691m	E 187.739.883m	214°25’24”	66.17m	Perm. Preservation
AAC-P-Z148	AAC-P-2149	N 7,752.774.897m	E 187,679.800m	206°49’45”	133.12m	Perm. Preservation
AAC-P-Z149	AAC-P-Z150	N 7,752.707.418m	E 187,709,767m	156°03’16”	73.83M	Perm. Preservation
AAC-P-Z150	AAC-P-Z151	N 7,752,683,091m	E 187,747.603m	122°44’20”	44.98m	Perm. Preservation
AAC-P-Z151	AAC-P-Z152	N 7,752.663.530m	E 187,828.693m	103°33’44”	83.42m	Perm. Preservation
AAC-P-Z152	AAC-P-Z153	N 7,752,574.663m	E 187,863.521m	158°35’57”	95.45m	Perm. Preservation
AAC-P-2153	AAC-P-Z154	N 7,752,544.258m)	187,893,525m	135°22’51”	42.72m	Perm. Preservation
AAC-P-Z154	AAC-P-Z155	N 7,752,496.550m	E 187,996,880m	114°46’40”	113.84m	Perm. Preservation
AAC-P-Z155	AAC-P-Z156	N 7,752.460.523m	E 188,096.726m	109°50’26”	106.15m	Perm. Preservation
AAC-P-Z156	AAC-P-Z I 57	N 7,752,418.845m	E 188,153.173m	126°26’25”	70.17m	Perm. Preservation

AAC-P-Z157	AAC-P-Z158	N 7,752,354.352m	E 188,116.320m	209°44’41”	74.28m	Perm. Preservation
AAC-P-Z158	AAC-P-Z159	N 7,752,294.690m	E 188,021.481m	237°49’36”	112.04m	Perm. Preservation
AAC-P-Z159	AAC-P-Z160	N 7,752,245.217m	E 187,934.265m	240°26’09”	100.27m	Perm. Preservation
AAC-P-Z160	AAC-P-Z 161	N 7,752,196.615m	E 187,911.169m	205°25’03”	53.81m	Perm. Preservation
AAC-P-Z161	AAC-P-Z162	N 7,752,160.282m	E 187,849.721m	230°24’19”	71.39m	Perm. Preservation
AAC-P-Z162	AAC-P-Z163	N 7,752,118.366m	E 187,749.634m	247°16’34”	108.51m	Perm. Preservation
AAC-P-Z163	AAC-P-Z164	N 7,752,050.987m	E 187,747.753m	181°35’55”	67.40m	Perm. Preservation
AAC-P-Z164	AAC-P-Z165	N 7,751,973.1 I 9m	E 187,754.807m	174°49’28”	78.19m	Perm. Preservation
AAC-P-Z165	AAC-P-Z166	N 7,751,894.153m	E 187,759.558m	176°33’25”	79.11m	Perm. Preservation
AAC-P-Z166	AAC-P-Z167	N 7,751,830.289m	E 187,815.019m	139°01’40”	84.58m	Perm. Preservation
AAC-P-Z167	AAC-P-Z.168	N 7,751,706.084m	E 187,849.374m	164°32’19”	128.87m	Perm. Preservation
AAC-P-Z168	AAC-P-Z169	N 7,751,607.676m	E 187,877.320m	164°08’48”	102.30m	Perm. Preservation
AAC-P-Z169	AAC-P-Z I 70	N 7,751,559.714m	E 187,922.393m	136°46’42”	65.82m	Perm. Preservation
AAC-P-Z170	AAC-P-Z171	N 7,751,524.515m	E 187,977.599m	122°31’17”	65.47m	Perm. Preservation

Until the AAC-P-Z171 vertex, located at the confluence of Ribeirão do Cervo with D’Água Stream; from there, follows along the left bank of D’Água Stream, upstream, with coordinate, azimuth, distance and border area as shown in the table below:

Station	Fore	Coordinate (UTM) N	Coordinate (UTM) E	Azimuth	Distance	Border Area
AAC-P-Z171	AAC-P-Z172	N 7,751,507.968m	E 187,899.555m	258°01’48”	79.78m	Perm. Preservation
AAC-P-Z172	AAC-P-Z173	N 7,751,462.328m	E 187,857.391 m	222°43’58”	62.14m	Perm. Preservation

AAC-P-Z173	AAC-P-Z174	N 7,751,384.826m	E 187,776.115m	226°21’42”	112.30m	Perm. Preservation
AAC-P-Z174	AAC-P-Z175	N 7,751,332.441m	E 187,706.953m	232°51’32”	86.76m	Perm. Preservation
AAC-P-Z175	AAC-P-Z176	N 7,751,258.425m	E 187,615.090m	231°08’28”	117.97m	Perm. Preservation
AAC-P-Z176	AAC-P-Z177	N 7,751,214.806m	E 187,545.868m	237°47’01”	81.82m	Perm. Preservation
AAC-P-Z177	AAC-P-Z178	N 7,751,170.668m	E 187,503.814m	223°36’33”	60.96m	Perm. Preservation
AAC-P-Z178	AAC-P-Z179	N 7,751,129.973m	E 187,478.474m	211°54’35”	47.94m	Perm. Preservation
AAC-P-Z179	AAC-V-I387	N 7,751,083.885in	E 187,439.605m	220°08’35”	60.29m	Perm. Preservation
AAC-P-Z178	AAC-P-Z179	N 7,751,129.973m	E 187,478.474m	211°54’35”	47.94m	Perm. Preservation

Until the AAC-V-1387 vertex, located on the left bank of Rego D ‘Agua Stream and on the border of Fazenda Zinco; from there, borders with Fazenda Zinco, with coordinate, azimuth, distance and border area according to the table below:

Station	Fore	Coordinate (UTM) N	Coordinate (UTM) E	Azimuth	Distance	Border Area
AAC-V-1387	AAC-M-C648	N 7,751,058.907m	E 187,469.622m	129°45’55”	39.05m	Anthropic

Until the AAC-M-C648 vertex, located in the border of Fazenda Zinco with Fazenda Zinco - Separated Area: from there, borders with Fazenda Zinco - Separated Area, with coordinate, azimuth, distance and border area as shown in the table below:

Station	Fore	Coordinate (UTM) N	Coordinate (UTM) E	Azimuth	Distance	Border Area
AAC-M-C648	AAC-M-T875	N 7,750,989.693rn	E 187,330.380m	243°34’08”	155.50m	Anthropic
AAC-M-T875	AAC-M-T876	N 7,750,541.770m	E 187,096.845m	207°32’11”	505.15m	Anthropic
AAC-M-T876	CL4-RL-V-3554	N 7,750,353.189m	E 187,045,619m	195°11’50”	195.42m	Anthropic

Until the CL4-RL-V-3554 vertex, located in the border of Fazenda Zinco - Separated Area with the Own Real Estate Land; from there, borders with Own Real Estate Land, with coordinate, azimuth, distance and border area as shown in the table below:

Station	Fore	Coordinate (UTM) N	Coordinate (UTM) E	Azimuth	Distance	Border Area

CL4-RL-V-3554	CL4-RL-M-0864	N 7,750,431.384m	E 186,966.521m	314°40’17”	111.23m	Anthropic
CL4-RL-M-0864	CL4-RL-P-4349	N 7,750.503.117m	E 186,893.961m	314°40’17”	102.03m	Anthropic
CL4-RL-P-4349	CL4-RL-P-4350	N 7,750.592.165m	E 186,911.755m	11°18’03”	90.81m	Anthropic
CL4-RL-P-4350	CL4-RL-P-4351	N 7,750,866.353m	E 186,993.219m	16°32’49”	286.03m	Anthropic
CL4-RL-P-4351	CL4-RL-P-4352	N 7,750.965.435m	E 186,985.571m	355°35’12”	99.38m	Anthropic
CL4-RL-P-4352	CL4-RL-P-4353	N 7,751,050.252m	E 186,987.778m	1°29’24”	84.8501	Anthropic
CL4-RL-P-4353	CL4-RL-P-4354	7,751,111.823m	E 186,973.779m	347°11’28”	63.14m	Anthropic
CL4-RL-P-4354	CL4-RL-P-4355	7.751.192.326m	E 186,916.652m	324°38’22”	98.71m	Anthropic
CL4-RL-P-4355	CL4-RL-P-4356	N 7,751,230.055mE	E 186,932.095m	22°15’37”	40.77m	Anthropic
CL4-RL-P-4356	CL4-RL-P-4357	N 7,751,261.758m	E 186,876.312m	299°36’41”	64.16m	Anthropic
CL4-RL-P-4357	CL4-RL-P-4358	N 7,751,221.496m	E 186,724.781m	255°07’13”	156.79m	Anthropic
CL4-RL-P-4358	CL4-RL-M 0865	N 7,751,227.051m	E 186,567.806m	272°01’36”	157.07m	Anthropic
CL4-RL-M-0865	CL4-RL-P-4359	N 7,751,259.123m.	E 186,607.968m	51°23’25”	51.40m	Anthropic
CL4-RL-P-4359	CL4-RL-P-4360	N 7,751,380.022m	E 187,034.521m	74°10’32”	443.36m	Anthropic
CL4-RL-P-4360	CL4-RL-P-4361	N 7,751,388.664m	E 187,101.397m	82°38’13”	67.43m	Anthropic
CL4-RL-P-4361	CL4-RL-M-0866	N 7,751,367.300m	E 187,153.500m	112°17’45”	56.31m	Anthropic
CL4-RL-M-0866	CL4-RL-P-4362	N 7,751.211.892m	E 187,277.949m	141°18’45”	199.10m	Anthropic
CL4-RL-P-4362	CL4-RL-P-4363	N 7,751,135.016m	E 187,38.033m	134°02’48”	76.98m	Anthropic
CL4-RL-P-4363	CL4-RL-P-4364	N 7,751,032.459m	E 187,380.033m	134°02’48”	147.51m	Anthropic
CL4-RL-P-4364	CL4-RL-P-4365	N 7,751.087.205m	E 187,426.394m	40°15’32”	71.74m	Anthropic
CL4-RL-P-4365	CL4-RL-P-4366	N 7,751,300,267m	E 187,505.237m	20°18’25”	227.18m	Anthropic

CL4-RL-P-4366	CL4-RL-P-4367	N 7,751,400.561m	E 187,362.537m	305°06’03”	174.42m	Anthropic
CL4-RL-P-4367	CL4-RL-M-0867	N 7,751,400.503m	E 187,285.012m	269°57’24”	77.52m	Anthropic
CL4-RL-M-0867	CL4-RL-P-4368	N 7,751,417.481m	E 187,007.960m	273°30’24”	277.57m	Anthropic
CL4-RL-P-4368	CL4-RL-M-0868	N 7,751,448.434m	E 186,808.929m	278°50’24”	201.42m	Anthropic
CL4-RL-M-0868	CL4-RL-P-4369	N 7,751,541.941m	E 186,806.066m	358°14’46”	93.55m	Anthropic
CL4-RL-P-4369	CL4-RL-P-4370	N 7,751,648.05201	E 186,611,109m	298°33’30”	221.96m	Anthropic
CL4-RL-P-4370	CL4-RL-P-4371	N 7,751,607.938m	E 186,337.839m	261°38’57”	276.20m	Anthropic
CL4-RL-P-4371	CL4-RL-M-0869	N 7,751,566.648m	E 186,303.949m	219°22’41”	53.42m	Anthropic
CL4-RL-M-0869	CL4-RL-P-4372	N 7,751,539.671m	E 186,134.070m	260°58’36”	172.01 m	Anthropic
CL4-RL-P-4372	CL4-RL-P-4373	N 7,751,479.344m	E 186,046.620m	235°24’02”	106.24m	Anthropic
CL4-RL-P-4373	CL4-RL-P-4374	N 7,751.454.115m	E 185,829.644m	263°22’04”	218.44m	Anthropic
CL4-RL-P-4374	CL4-RL-P-4375	N 7.751397.296m	E 185,747.613m	235°17’30”	99.79m	Anthropic
CL4-RL-P-4375	CL4 RL-P-4376	N 7,751,350.543m	E 185,516.730m	258°33’09”	235.57m	Anthropic
CL4-RL-P-4376	CL4-RL-P-4377	N 7,751,308.246m	E 185,467.893m	229°06’17”	64.61m	Anthropic
CL4-RL-P-4377	CL4-RL-M-0870	N 7,751,278.612m	E 185,398.190m	246°58’04”	75.74m	Anthropic
CL4-RL-M-0870	CL4-RL-P-4378	N 7,751,316.926m	E 185,025.508m	275°52’11”	374.65m	Anthropic
CL4-RL-P-4378	CL4-RL-M-0788	N 7,751,047.941m	E 184,542.962m	240°51’48’	552.45m	Anthropic

Until the CL4-RL-M-0788 vertex, located in the border of the Own Real Estate Lands with Fazenda Marimbondo; from there, borders with Fazenda Marimbondo, with coordinate, azimuth, distance and border area as shown in the table below:

Station	Fore	Coordinate (UTM) N	Coordinate (UTM) E	Azimuth	Distance	Border Area
CL4-RL-M-0788	AAC-M-C649	N 7,751,102.517m	E 184,463.268m	304°24’15”	96.59m	Anthropic

AAC-M-C649	AAC-V-I390	N 7,751,116.067m	E 184,444.972m	306°31’23”	22.77m	Anthropic

Until the AAC-V-1390 vertex, located in the border of Fazenda Marimbondo and next to the right bank of Bracinho Stream; from there, follows the right bank of Bracinho Stream, downstream, with coordinate, azimuth, distance and border area as shown in the table below:

Station	Fore	Coordinate (UTM) N	Coordinate (UTM) E	Azimuth	Distance	Border Area
AAC-V-1390	AAC-P-Z189	N 7,751,135.056m	E 184,465.361m	47°02’06”	27.86m	Perm. Preservation
AAC-P-Z189	AAC-P-Z190	N 7,751,189.895m	E 184,492.976m	26°43’42”	61.40m	Perm. Preservation
AAC-P-Z190	AAC-P-Z191	N 7,751,278.407m	E 184,535.476m	25°38’55”	98.19m	Perm. Preservation
AAC-P-Z191	AAC-P-Z192	N 7,751,335.429m	E 184,587.158m	42°11’15”	76.96m	Perm. Preservation
AAC-P-Z192	AAC-P-Z193	N 7,751,356.123m	E 184,671.164m	76°09’41”	86.52m	Perm. Preservation
AAC-P-Z193	AAC-P-Z194	N 7,751,394.626m	E 184,754.131m	65°06’19”	91.47m	Perm. Preservation
AAC-P-Z194	AAC-P-Z195	N 7,751,405.494m	E 184.895.923m	85°37’01”	142.21m	Perm. Preservation
AAC-P-Z195	AAC-P-Z196	N 7,751,404.450m	E 185,008.031m	90°32’00”	112.11m	Perm. Preservation
AAC-P-Z196	AAC-V-1391	N 7,751,404.443m	E 185,008.807m	90°32’00”	0.78m	Perm. Preservation

Until the AAC-V-1391 vertex, located on the right bank of Bracinho Stream and on the border of Chácara Santa Rita; from there, borders with Chácara Santa Rita, with coordinate, azimuth, distance and border area according to the table below:

Station	Fore	Coordinate (UTM) N	Coordinate (UTM) E	Azimuth	Distance	Border Area
AAC-V-1391	AAC-M-C650	N 7,751,427.079m	E 185,004.897m	350°11’53”	22.97m	Anthropic
AAC-M-C650	AAC-M-C651	N 7,751,467.113m	E 184,997.980m	350°11’53”	40.63m	Anthropic
AAC-M-C651	AAC-M-C652	N 7,751,506.021m	E 184,974.519m	328°54’37”	45.43m	Anthropic

Until the AAC-M-C652 vertex, located in the border of Chácara Santa Rita with the Own Real Estate Land; from there, borders with Own Real Estate Land, with coordinate, azimuth, distance and border area as shown in the table below:

Station	Fore	Coordinate (UTM) N	Coordinate (UTM) E	Azimuth	Distance	Border Area
AAC-M-C652	CL4-RL-M-0784	N 7,752,297.907m	E 185,378.679m	27°02’19”	889.06m	Anthropic
CL4-RL-M-0784	CL4-RL-M-0785	N 7,752,509.677m	E 185,311.338m	342°21’35”	222.22m	Anthropic
CL4-RL-M-0785	CL4-RL-M-0498	N 7,752,654.141m	E 185,612.133m	64°20’47”	333.69m	Anthropic
CL4-RL-M-0498	CL4-RL-V-3556	N 7,752,274.788m	E 185,843.705m	148°35’54”	444.45m	Anthropic
CL4-RL-V-3556	CL4-RL-M-0783	N 7,752,231.957m	E 185,869.851m	148°35’54”	50.18m	Anthropic
CL4-RL-M-0783	CL4-RL-P-4379	N 7,752,085.834m	E 185,960.193m	148°16’24”	171.80m	Anthropic
CL4-RL-P-4379	CL4-RL-P-4380	N 7,752,045.941m	E 186,068.132m	110’17’01”	115.08m	Anthropic
CL4-RL-P-4380	CL4-RL-M-0782	N 7,751,933.322m	E 186,089.188m	169°24’36”	114.57m	Anthropic
CL4-RL-M-0782	CL4-RL-P-4381	N 7,751,903.433m	E I 86.247.952m	100°39’42”	161.55m	Anthropic
CL4-RL-P-4381	CL4-RL-P-43 82	N 7,752,059.776m	E 186,404.909m	45°06’45”	221.54m	Anthropic
CL4-RL-P-4382	CL4-RL-P-4383	N 7,752,109.265m	E 186,510.176m	64°49’13”	116.32m	Anthropic
CL4-RL-P-4383	CL4-RL-P-4384	N 7,752.062.395m	E 186,769.587m	100°14’30”	263.61m	Anthropic

CL4-RL-P-4384	CL4-RL-M-0781	N 7,752,053.033m	E 186,873.384m	95°09’13”	104.22m	Anthropic
CL4-RL-M-0781	CL4-RL-P-4385	N 7,752,066.297m	E 187,050,721m	85°43’21”	177.83m	Anthropic
CL4-RL-P-4385	CL4-RL-P-4386	N 7,752,226.969m	E 187,311.131m	58°19’32”	305.99m	Anthropic
CL4-RL-P-4386	CL4-RL-P-4387	N 7,752,190.718m	E 187,386.977m	115°32’44”	84.06m	Anthropic
CL4-RL-P-4387	CL4-RL-P-4388	N 7,752,197.644m	E 187,560.499m	87°42’51”	173.66m	Anthropic
CL4-RL-P-4388	CL4-RL-P-4389	N 7,752,313.093m	E 187,621.246m	27°45’10”	130.46m	Anthropic
CL4-RL-P-4389	CL4-RL-M-0780	N 7,752,292.224m	E 187,842.82m	95°22’49”	22.55m	Anthropic
CL4-RL-M-0780	CL4-RL-P-4390	N 7,752,367.326m	E 188,023.243m	67°24’01”	195.43m	Anthropic
CL4-RL-P-4390	CL4-RL-P-4391	N 7,752.495.772m	E 187,876.408m	311°10’42”	195.09m	Anthropic
CL4-RL-P-4391	CL4-RL-P-4392	N 7,752.673.727m	E 187,605.546m	303°18’17”	324.09m	Anthropic
CL4-RL-P-4392	CL4-RL-P-4393	N 7,752.525.769m	E 187,552.453m	199°44’24”	157.20m	Anthropic
CL4-RL-P-4393	CL4-RL-M-0779	N 7,752,637.405m	E 187,457.346m	319°34’17”	146.66m	Anthropic
CL4-RL-M-0779	CL4-RL-P-4394	N 7,752,741.350m	E 187,458.213m	0°28’41”	103.95m	Anthropic
CL4-RL-P-4394	CL4-RL-P-4395	N 7,752.794.515m	E 187,537.069m	56°00’42”	95.10m	Anthropic
CL4-RL-P-4395	CL4-RL-P-4396	N 7,752,986.725m	E 187,605.503m	19°35’52”	204.03m	Anthropic
CL4-RL-P-4396	CL4-RL7P-4397	N 7,753,059.442m	E 187,533.887m	315°26’13”	102.06m	Anthropic
CL4-RL-P-4397	CL4-RL-M-0778	N 7,753,162.092m	E 187,415.064m	310°49’24”	157.02m	Anthropic
CL4-RL-M-0778	CL4-RL-P-4398	N 7,753,256.495m	E 187,426.548m	6°56’10”	95.10m	Anthropic

until the CL4-RL-P-4398 vertex, starting point for the description of this perimeter,

BORDERS - LEGAL RESERVE AREA, NORTH: Own Real Estate Lands. SOUTH:

Own Real Estate Lands and Fazenda Zinco - Separated Area, EAST: Fazenda Zinco - Separated Area, Fazenda Zinco, Ribeirão do Cervo and Rego D’Água Stream. WEST: Own Real Estate Lands, Bracinho Stream and Chácara Santa Rita.

REGISTRATION OF DEFINITIVE LEGAL RESERVE - TAD. REAL ESTATE DESCRIPTION. Real Estate: Fazenda Santa Mônica, Owner: Hidalgo Empreendimentos e Participações Ltda. Registration: 16.966. Judicial District: Bandeirantes/MS, Municipality: Jaraguari/MS.

DESCRIPTION OF LIMITS AND BORDERS. Fragment Area (ha): 45.1291. Permanent Preservation Area (to be deducted) - (ha): 10.6837. Total Net Area (ha): 34.4454, Perimeter (m): 5,583.68.

The description of this perimeter begins at the CL4-RL-V-3553 vertex, of N 7,754,421.281m and E 188,290.138m coordinates, represented in the UTM System, referenced to the Central Meridian 51° W.Gr” with the SAD- 69 as datum, located in the border of Own Real Estate Lands and next to the right bank of Ribeirão do Cervo; from there, follows along the right bank of the Own Real Estate Lands, downstream, with coordinate, azimuth, distance and border area as shown in the table below:

Station	Fore	Coordinate (UTM) N	Coordinate (UTM) E	Azimuth	Distance	Border Area
CL4-RL-V-3553	AAC-P-Z114	N 7,754,355.524m	E 188,278,098m	190°22’33”	66.85m	Perm. Preservation
AAC-P-Z114	AAC-P-Z 115	N 7,754,297.298m	E 188,150,705m	245°26’13”	140.07m	Perm. Preservation
AAC-P-Z115	AAC-P-Z 116	N 7,754,236.553m	E 188,115.361m	210°11’32”	70.28m	Perm. Preservation
AAC-P-Z116	AAC-P-Z117	N 7,754,147.997m	E 188,106,197m	185°54’30”	89.03m	Perm. Preservation
AAC-P-Z117	AAC-P-Z118	N 7,754.100.758m	E 188,066,452m	220°04’34”	61.74m	Perm. Preservation
AAC-P-Z118	AAC-P-Z119	N 7,754.043.570m	E 187,972.305m	238°43’25”	110.15m	Perm. Preservation
AAC-P-Z119	AAC-P-Zl20	N 7,754,004.468m	E 187,883.673m	246°11’41”	96.87m	Perm. Preservation

AAC-P-Z120	AAC-P-Z121	N 7,753.977.336m	E 187,869.848m	207°00’01”	30.45m	Perm. Preservation
AAC-P-Z121	AAC-P-Zl22	N 7,753.920.446m	E 187,906.223m	147°24’23”	67.52m	Perm. Preservation
AAC-P-Z122	AAC-P-Z123	N 7,753,863,039m	E 188,023,194m	116°08’27”	130.30m	Perm. Preservation
AAC-P-Z123	AAC-P-Z124	N 7,753.846.481m	E 188,066,367m	110°58’57”	46.24 m	Perm. Preservation
AAC-P-Z124	AAC-P-Z125	N 7,753.756.436m	E 188,157.001m	134°48’48”	127.76m	Perm. Preservation
AAC-P-Z125	AAC-P-Z126	N 7,753,694.839m	E 188,247,748m	124°10’04”	109.68m	Perm. Preservation
AAC-P-Z126	AAC-P-Z127	N 7,753,720.701m	E 188,308.668m	66°59’51”	66.18m	Perm. Preservation
AAC-P-Z127	AAC-P-Zl 28	N 7,753,716.562m	E 188,380.278m	93°18’28”	71.73m	Perm. Preservation
AAC-P-2128	AAC-P-Z129	N 7,753,662.384m	E 188,483,092m	117°47’14”	116.22111	Perm. Preservation
AAC-P-Z129	AAC-P-Z130	N 7,753,656,000m	E 188,565.316m	94°26’22”	82.47111	Perm. Preservation
AAC-P-Z130	AAC-P-Z131	N 7,753,569,142m	E 188,613.301m	151°04’53”	99.23m	Perm. Preservation
AAC-P-Z131	AAC-P-Z132	N 7,753,510.917m	E 188,613,847m	179°27’45”	58.23m	Perm. Preservation
AAC-P-Z132	AAC-P-Z133	N 7,753.494.675m	E 188.540.884in	257°27’02”	74.75m	Perm. Preservation

AAC-P-Z133	AAC-P-Z134	N 7,753.535.505mE	188,446,439m	293°22’47”	102.89m	Perm. Preservation
AAC-P-Z134	AAC-P-2135	N 7,753.551.045m	E 188,400.076m	288°31’46”	48.90m	Perm. Preservation
AAC-P-Z135	AAC-P-Z136	N 7,753,519.758m	E 188,353.745m	235°58’08”	55.91m	Perm. Preservation
AAC-P-Z136	AAC-P-Z137	N 7,753,460.125m	E 188,243,806m	241°31’25”	125.07m	Perm. Preservation
AAC-P-2137	AAC-P-Z138	N 7,753,412.602m	E 188,138.247rn	245°45’46”	115.76m	Perm. Preservation
AAC-P-Z138	AAC-P-Z139	N 7,753,373.887m	E 188,087.750m	232°31’24”	63.63m	Perm. Preservation

Annex 4.1.2(iii)

Copy of the registration certificates for the real estates of the

Judicial District of Ribas do Rio Pardo/MS

Annex 4.1.2(iv)

Real Estates coming into possession

Real Estate	Registration Name	Registration	Location	Area (ha)	Total	Property	Good Title
Nova da Mata	Nova da Mata	21188	Ribas do Rio Pardo - MS	169.3821	/	Ramires Reflorestamentos Ltda.	Coming into Possession by Nova on 09/12/2018
Nova da Mata	Da Mata – Tract 3-K	16732	Ribas do Rio Pardo - MS	220.8511	/	Ramires Reflorestamentos Ltda.	Coming into Possession by Nova on 09/12/2018
Nova da Mata	Nova da Mata – Tract 3-H and 3-I	16703	Ribas do Rio Pardo - MS	112.6231	/	Ramires Reflorestamentos Ltda.	Coming into Possession by Nova on 09/12/2018
Fazenda Cassununga	Fazenda Cassununga I	21245	Ribas do Rio Pardo - MS	4,868.4772	30,977,500.00	Probate Estate of Sampaio Lara Filho and other	Coming into Possession by Nova on 04/18/2019

FIRST AMENDMENT TO THE PROTOCOL AND JUSTIFICATION

OF THE MERGER

OF SUZANO PARTICIPAÇÕES DO BRASIL LTDA. BY SUZANO S.A.

The managers of the companies identified below, as well as the respective companies identified below:

(i)        SUZANO S.A., a corporation, with head office at Avenida Professor Magalhães Neto, 1752, 10th floor, rooms 1010 and 1011, Salvador/BA, CEP 41.810-012, enrolled with CNPJ/ME under No. 16.404.287/0001-55 and at the Board of Trade of the State of Bahia under NIRE 29.300.016.331, herein represented pursuant to its bylaws (“Suzano” or “Merging Company”); and

(ii)        SUZANO PARTICIPAÇÕES DO BRASIL LTDA., a limited liability company, with head office at Rua Prudente de Moraes, 4006, Sala Suzano Participações, Vila Santana, in the City of Suzano, State of São Paulo, CEP 08.613-900, enrolled with CNPJ/ME under No. 23.601.424/0001-07, with its organizational documents duly registered before the Board of Trade of the State of São Paulo under NIRE 3522953767-6, in session of November 4, 2015, herein represented in accordance with its articles of association (“S. Participações” or “Merged Company”), Suzano and S. Participações being hereinafter referred to as “Parties”,

WHEREAS

(i)       on March 20, 2020 the Parties executed the Protocol and Justification of the Merger of Suzano Participações do Brasil Ltda. by Suzano S.A. (“Merger Agreement”), which set forth in its Clause 2.3 that the Merger, after approval by Suzano ESM and S. Participações EQM, was only going to take effect as of April 30, 2020;

(ii)       on April 15, 2020, it was published by the Merging Company, a Material Fact stating that, in line with Provisional Measure No. 931, as of March 30, 2020, due to the current public health scenario resulting from the COVID-19 pandemic, the Merging Company has decided to postpone its Annual and Extraordinary General Meetings firstly convened to be cumulatively held on April 24, 2020, at 9:30 am, and to set May 22, 2020 as the new date, also at 9:30 am;

(iii)       by reason of the postponement above mentioned, Parties agree that the Merger, after approved by Suzano ESM and S. Participações EQM, will only going to take effect as of May 31, 2020 or in the last day of the month when the respective approvals on Suzano ESM and S. Participações EQM occur, provided that they occur up to June 2020;

THE PARTIES decide to execute this First Amendment to the Protocol and Justification of the Merger of Suzano Participações do Brasil Ltda. by Suzano S.A., executed between the Parties on March 20, 2020, under the following terms and conditions (“Amendment”):

1.       DATE OF COMPLETION OF THE MERGER

1.1.       The Parties agree to amend the date of completion of the Merger, which is changed from April 30, 2020 to May 31, 2020 or the last day of the month when the respective approvals on Suzano ESM and S. Participações EQM occur, provided that such approvals take place within June 2020.

1.2       By reason of the amendment above mentioned, Clause 2.3 of the Merger Agreement shall be in force with the following new wording:

“2.3. Date of Completion. The Merger, after approval by Suzano ESM and S. Participações EQM (as defined below), will only take effect as of May 31, 2020, or the last day of the month when the respective approvals on Suzano ESM and S. Participações EQM occur, provided that such approvals take place within June 2020 (“Date of Completion”).”

2.       FINAL PROVISIONS

2.1       Defined Terms. All the terms mentioned herein initialized by a capital letter and not expressly defined in this Amendment, shall have the meaning attributed to them in the Merger Agreement.

2.2       Other Provisions. All the provisions of the Merger Agreement not expressly amended in this Amendment remain in full force.

2.3       Nullity and Inefficiency. A possible statement by any court of nullity or non-effectiveness of any of the provisions set forth in this Amendment shall not impair the validity or effectiveness of the other provisions, which shall be fully complied with, the Parties agreeing to endeavor their best efforts so as to validly reach an agreement to obtain the same effects of the provision having been annulled or having become non-effective.

2.4       Waiver. The failure or delay by any of the Parties in exercising any of its rights under this Amendment shall not be deemed as waiver or novation and shall not affect the subsequent exercise of such right. Any waiver shall produce effects only if specifically granted in writing.

2.5       Irrevocability and Irreversibility. This Amendment is irrevocable and irreversible, and the obligations herein undertaken by the Parties are also binding on their successors at any title whatsoever.

2.6       Enforceable Title. This Amendment, signed in the presence of two (2) witnesses, is an extrajudicial enforceable title pursuant to the civil procedural law, for all legal effects. The Parties since now acknowledge that (i) this Amendment constitutes an extrajudicial enforceable title for all purposes and effects of the Code of Civil Procedure; and (ii) is subject to specific performance in accordance with the applicable law.

2.7       Applicable Law. This Amendment shall be construed and governed by the laws of the Federative Republic of Brazil.

2.8       Jurisdiction. The Parties and their respective managements elect the Central Court of São Paulo, State of São Paulo, to settle any divergences arising out of this Amendment.

In witness whereof, the managers of the Parties execute this Amendment in three (3) counterparts of the same content and form and for one sole effect, together with the witnesses below.

São Paulo, May 22, 2020.

SUZANO S.A.

___________________________ By: Title:	___________________________ By: Title:

SUZANO PARTICIPAÇÕES DO BRASIL LTDA.

___________________________ By: Title:	___________________________ By: Title:

Witnesses:

1. 2.
Name: Name:
ID: ID:

Attachment C - Minutes of the Board of Directors’ Meetings

SUZANO S.A.

Publicly Held Company

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

MINUTES OF THE BOARD OF DIRECTORS MEETING

(“Meeting”)

1.                  Date, Time and Place: The Board of Directors of Suzano S.A. (the “Company”) met on March 20, 2020, at 11:00 a.m., at the branch office located at Av. Brigadeiro Faria Lima, 1355, 8th floor, CEP 01452-919, in the City of São Paulo, State of São Paulo.

2.                  Attendance: The following Directors attended the meeting: David Feffer (Chairman of the Board), Claudio Thomaz Lobo Sonder (Vice-Chairman of the Board), Daniel Feffer (Vice-Chairman of the Board), Antonio de Souza Corrêa Meyer (Director), Jorge Feffer (Director), Maria Priscila Rodini Vansetti Machado (Director), Nildemar Secches (Director), Rodrigo Kede de Freitas Lima (Director) and Ana Paula Pessoa (Director). Mr. Walter Schalka, CEO of the Company, was invited to make a presentation.

3.                  Chairman and Secretary: The meeting was chaired by Mr. David Feffer, who invited Mr. Vitor Tumonis to act as secretary.

4.                  Agenda: Resolve on: (4.1.) the Management Proposal, which also includes information on the Merger (as defined below), for the Company’s Annual and Extraordinary Shareholders’ Meetings to be held cumulatively on April 24, 2020 at the Company’s head office (“AESM”), the call for the Annual Shareholders’ Meeting already approved by this Board at its meeting held on February 12, 2020, while the call for the Extraordinary Shareholders Meeting will be subject to the resolution of this Meeting, pursuant to item 4.6 below; (4.2.) the approval of the execution of a Protocol and Justification instrument (“Merger Agreement”) by the Company with Suzano Participações do Brasil Ltda., a limited liability company, with head office at Rua Prudente de Moraes, 4006, Sala Suzano Participações, Vila Santana, in the City of Suzano, State of São Paulo, CEP 08.613-900, enrolled with CNPJ/ME under No. 23.601.424/0001-07, with its organizational documents duly registered before the Board of Trade of the State of São Paulo under NIRE 3522953767-6 (“S.Participações”), with all the terms and conditions for the merger of S. Participações by the Company (“Merger”); (4.3.) the ratification of the appointment and hiring of PriceWaterhouseCoopers Auditores Independentes, a company with head office at Av. Francisco Matarazzo 1400, Torre Torino, São Paulo - SP, enrolled with CNPJ/ME under No. 61.562.112/0001-20 (“PwC”) for the preparation of S. Participações’ net equity pursuant to its book value, pursuant to article 227 of Law No. 6,404, of December 15, 1976, as amended (“Appraisal Report” and “Brazilian Corporation Law”); (4.4.) the approval of the Appraisal Report; (4.5.) the approval of the Merger under the terms and conditions defined in the Protocol and Justification; (4.6.) the approval of the call for the Company’s Extraordinary Shareholders’ Meeting to be held cumulatively with its Annual Shareholders’ Meeting on April 24, 2020 at the Company’s head office to decide on the subjects addressed in the previous items; and (4.7.) the authorization to the Company’s Board of Officers to perform any and all acts, negotiate and execute any agreements and/or instruments and their eventual amendments, necessary or convenient to the previous resolutions, if approved.

5.                  Presentation and discussions on the agenda: Continuing the subject addressed in previous meetings, Mr. Walter Schalka presented the matters of the Agenda to this Board. After the presentation, the members of the Board of Directors received the necessary clarifications on the topics presented and, with no objections to what was presented or to what was clarified, the following was approved:

6.                  Minutes in Summary Form: The Directors unanimously approved the drawing up of these minutes in summary form.

7.                  Resolutions: Subject to the provisions of the Company’s bylaws, the Directors, after examining and discussing the matters on the agenda, unanimously and without reservations:

7.1.       Approved the Management Proposal regarding the AESM, which also includes the Merger information to be submitted to the Company’s shareholders at the AESM. The Management Proposal with the information required by CVM Instruction No. 481 of December 17, 2009 will be filed at the Company’s head office;

7.2.       Due to the Fiscal Council’s favorable opinion, they approved, ad referendum to Susano’s AESM, the Merger Agreement, which sets for the general terms and conditions of the Merger, including, but not limited to, its justifications and the criteria for assessing S. Participações’ equity to be merged by the Company, authorizing the Company’s managers to proceed with its execution. After being certified by the presiding board, the Merger Agreement attached to the Management Proposal shall also be filed at the Company’s head office;

7.3.       The Directors proposed to the AESM: (i) the ratification of the hiring and appointment of PwC to prepare the Appraisal Report; (ii) the approval of the Appraisal Report; and (iii) the approval of the Merger. The Appraisal Report is part of the Merger Agreement and shall also be filed at the Company’s head office.

7.3.1.       The Appraisal Report determined that book value of S. Participações’ equity, at the base date of December 31, 2019, to be transferred to the Company, corresponds to eight hundred and one million, three hundred and fifty-three thousand, nine hundred and ninety-two reais and sixty-nine cents (R$ 801,353,992.69).

7.3.2.       Note that there is no need to discuss right of withdrawal of the Company’s shareholders for purposes of the Merger, once the applicable law limits such right to the shareholders of the merged company and S. Participações is a wholly owned subsidiary of the Company. Therefore, it is also not the case of dissenting shareholders, and, as a consequence, of reimbursement amount to the S. Participações’ shareholder as a result of the Merger;

7.3.3.       Note that the Merger will not result in any capital increase of the Company and, consequently, there will be no share exchange ratio, considering that the Company holds the totality of S. Participações’ capital stock.

7.4.       The Directors approved the call for the Company’s Extraordinary Shareholders Meeting to be held cumulatively with its Annual Shareholders Meeting on April 24, 2020 at the Company’s head office for resolution or ratification, as the case may be, of the matters above; and

7.5.       Pursuant to the Bylaws of the Company, they authorized the Board of Executive Officers of the Company to take all and any measures, execute any agreements and/or instruments and amendments that are necessary or appropriate for the abovementioned resolutions.

8.                  Closure: There being no further matters to be discussed, the meeting was closed. The minutes of the Meeting were drafted, read and approved by all attended Directors.

São Paulo, SP, March 20, 2020.

__________________________ David Feffer Chairman of the Meeting and of the Board	__________________________ Vitor Tumonis Secretary
____________________________ Claudio Thomaz Lobo Sonder Vice-Chairman	_____________________________ Daniel Feffer Vice-Chairman
_____________________________ Antonio de Souza Corrêa Meyer Director	_____________________________ Jorge Feffer Director
_____________________________ Nildemar Secches Director	_____________________________ Maria Priscila Rodini Vansetti Machado Director
______________________________ Ana Paula Pessoa Director	_____________________________ Rodrigo Kede de Freitas Lima Director

SUZANO S.A.

Publicly Held Company

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

MINUTES OF THE BOARD OF DIRECTORS MEETING

(“Meeting”)

9.                  Date, Time and Place: The Board of Directors of Suzano S.A. (“Company”) met on April 22, 2020, at 11:00 a.m., by videoconference in accordance with item 6.4. of its Internal Rules.

10.                  Attendance: The following Directors attended the meeting by videoconference: David Feffer (Chairman of the Board), Claudio Thomaz Lobo Sonder (Vice-Chairman of the Board), Daniel Feffer (Vice-Chairman of the Board), Antonio de Souza Corrêa Meyer (Director), Jorge Feffer (Director), Maria Priscila Rodini Vansetti Machado (Director), Nildemar Secches (Director), Rodrigo Kede de Freitas Lima (Director) and Ana Paula Pessoa (Director). Mr. Marcelo Bacci, Chief Financial and Investors Relation Officer of the Company, was invited to make a presentation.

11.                  Chairman and Secretary: The meeting was chaired by Mr. David Feffer, who invited Mr. Vitor Tumonis to act as secretary.

12.                  Agenda: To resolve on: (4.1.) the reconvening of the Annual and Extraordinary General Meetings of the Company that would be together held on April 24, 2020 at the headquarters of the Company (“AEGM”); (4.2.) the update of the Management Proposal, which also includes information on the Merger (as defined below), as well as to the other related documents pertaining to the AEGM, if the matter of item 4.1. is approved; (4.3.) the approval of the execution, by the Company, of an amendment to the instrument of Protocol and Justification (“Protocol and Justification”), which was approved by this Board of Directors in its meeting of March 20, 2020 and which sets forth all terms and conditions for the merger of Suzano Participações do Brasil Ltda. (CNPJ/ME nº 23.601.424/0001-07) by the Company (“Merger”); (4.4.) the ratification of all other resolutions connected to the AEGM taken by this Board of Directors in its meetings of February 12, 2020 and March 20, 2020 that are not expressly modified by the other resolutions of the agenda herein above, if approved; and (4.5.) the authorization to the Statutory Executive Board of Officers of the Company to perform any and all acts, negotiate and execute any agreements and/or instruments and their eventual amendments, necessary or convenient to the previous resolutions, if approved.

13.                  Presentation and discussions on the agenda: As requested, Mr. Marcelo Bacci presented the matters of the Agenda to this Board and explained that, in general, all matters result from the exceptional postponement of the AEGM (firstly convened to be held on April 24, 2020) due to the current public health scenario resulting from the COVID-19 pandemic, as already informed by the Company to its shareholders and the market in general pursuant to the Material Fact as of April 15, 2020. After the presentation, the members of the Board of Directors received the necessary clarifications on the topics presented and, without having no objections to what was presented or to what was clarified, proceed to the following resolutions.

14.                  Minutes in Summary Form: The Directors unanimously approved the drawing up of these minutes in summary form.

15.                  Resolutions: Subject to the provisions of the Company’s bylaws and considering the clarifications presented by Mr. Marcelo Bacci, the Directors, after examining and discussing the matters on the agenda and seeking to ensure the health and integrity of the shareholders and of the teams of the Company, as well as of their families and of the whole society, unanimously and without reservations:

7.1.       Approved the reconvening of the AEGM for May 22, 2020 and ratified the postponement of AEGM informed by the Company pursuant to the Material Fact as of April 15, 2020;

7.2.       Considering the resolution above, approved the update of the Management Proposal for the AEGM, which also includes information on the Merger, as well as of the other related documents to be submitted to the shareholders of the Company at the AEGM, in order to basically reflect the new date of the AEGM and further small adjustments. The updated Management Proposal with the information required by the CVM Instruction 481, as of December 17, 2009, shall be filed at the headquarters of the Company;

7.3.       Approved the execution, by the Company, of an amendment to the instrument of Protocol and Justification in order to set forth that, in case the Merger is approved in accordance with such document, its effects will only come into force as from May 31, 2020 and not as from April 30, 2020 as set forth in the current version of the Protocol and Justification. Following, considering that such amendment represents a mere timing amendment of when the effects of the Merger will come into force, not jeopardizing, then, the material terms and conditions of the Merger provided for in the Protocol and Justification, the members of the Board of Directors approved, ad referendum of the AEGM, the Protocol and Justification, as amended. After being certified by the presiding board, the Protocol and Justification, which is attached to the Management Proposal, shall also be filed at the headquarters of the Company;

7.4.       Ratified all other resolutions connected to the AEGM taken by this Board of Directors in its meetings of February 12, 2020 and March 20, 2020 that are not expressly modified by the other resolutions herein approved; and

7.5.       Pursuant to the Bylaws of the Company, authorized the Statutory Executive Board of Officers of the Company to perform any and all acts, negotiate and execute any agreements and/or instruments and their eventual amendments, necessary or convenient to the abovementioned resolutions.

16.                  Closure: There being no further matters to be discussed, the meeting was closed. The minutes of the Meeting were drafted, read and approved by all attended Directors.

São Paulo, SP, April 22, 2020.

__________________________ David Feffer Chairman of the Meeting and of the Board	__________________________ Vitor Tumonis Secretary
____________________________ Claudio Thomaz Lobo Sonder Vice-Chairman	_____________________________ Daniel Feffer Vice-Chairman
_____________________________ Antonio de Souza Corrêa Meyer Director	_____________________________ Jorge Feffer Director
_____________________________ Nildemar Secches Director	_____________________________ Maria Priscila Rodini Vansetti Machado Director
______________________________ Ana Paula Pessoa Director	_____________________________ Rodrigo Kede de Freitas Lima Director

Attachment D - Minutes of the Fiscal Council Meeting

SUZANO S.A.

Publicly Held Company

CNPJ/ME No. 16.404.287/0001-55

NIRE 29.300.016.331

MINUTES OF FISCAL COUNCIL MEETING

(“Meeting”)

1.                  Date, Time and Place: The Fiscal Council of Suzano S.A. (the “Company”) met on March 20, 2020, at 10:00 a.m., at the branch office located at Av. Brigadeiro Faria Lima, 1355, 8th floor, in the City of São Paulo, State of São Paulo.

2.                  Attendance: The following Fiscal Council members of the Company attended the meeting by videoconference: Rubens Barletta, Eraldo Soares Peçanha and Luiz Augusto Marques Paes. The meeting was also attended by the following representatives, Mr. Arvelino Cassaro, from the Controlling Department of the Company, and Mr. Carlos Eduardo Pivoto Esteves, who acted as secretary, and Sr. José Vital, representative of PricewaterhouseCoopers Auditores Independentes (“PwC”), engaged to prepare the appraisal report of the equity value of S. Participações (as defined below) at its book value, for purposes of the merger by the Company.

3.                  Agenda: The members of the Fiscal Council of the Company convened to examine and issue an opinion on the following proposals, which will be submitted to the Extraordinary Shareholders’ Meeting of the Company to be held cumulatively with its Annual Shareholders Meeting on April 24, 2020 at its head office (“AESM”): (i) approval of the Protocol and Justification (“Protocol and Justification”) to be entered into between the Company and Suzano Participações do Brasil Ltda., a limited liability company, with head office at Rua Prudente de Moraes, 4006, Sala Suzano Participações, Vila Santana, in the City of Suzano, State of São Paulo, CEP 08.613-900, enrolled with CNPJ/ME under No. 23.601.424/0001-07, with its organizational documents duly registered before the Board of Trade of the State of São Paulo under NIRE 3522953767-6 (“S. Participações”), with all the terms and conditions for the merger of S. Participações by the Company (“Merger”); (ii) ratify the appointment of PricewaterhouseCoopers Auditores Independentes as responsible to determine S. Participações’ net equity according to its book value, for its merger by the Company (“Appraisal Report”); (iii) approval of the Appraisal Report of S. Participações, which determined that the amount of the net assets of S. Participações to be transferred to Suzano, pursuant to the balance sheet on the base date of December 31, 2019 is of eight hundred and one million, three hundred and fifty-three thousand, nine hundred and ninety-two reais and sixty-nine cents (BRL 801,353,992.69); and (iv) approval of the Merger under the terms and conditions defined in the Protocol and Justification.

4.                  Minutes in summary form: The Directors unanimously approved the drawing up of these minutes in summary form, and waived the reading of the documents in the agenda as they were already aware of them. Prior to the resolutions, the Directors registered that the representatives of the Controlling Department of the Company and PwC provided clarifications on certain aspects with regard to the Appraisal Report.

5.                  Resolutions: After discussing the matters on the agenda, the Directors unanimously and without reservations:

5.1               To recommend approval of the Protocol and Justification.

5.2               To recommend ratification of the engagement of PricewaterhouseCoopers Auditores Independentes enrolled with CNPJ/ME under No. 61.562.112/0001-20 (“PwC”), to evaluate and determine the net book value of the assets of S. Participações for the purpose of its merger into the Company.

5.3               To recommend approval of the Appraisal Report, which determined that the amount of the net assets of S .Participações to be transferred to Suzano, pursuant to the balance sheet on the base date of December 31, 2019 is of eight hundred and one million, three hundred and fifty-three thousand, nine hundred and ninety-two reais and sixty-nine cents (BRL 801,353,992.69), registering that it is presents adequate conditions to be submitted to the shareholders of the Company in the AESM; and

5.4               To recommend the approval of the Merger, with the consequent dissolution of S. Participações and the succession of its rights and obligations by the Company, pursuant to the terms and conditions of the Protocol and Justification.

5.5               After the aforementioned decisions, they approved the issue of the report attached hereto as Annex I.

6.                  Closure: There being no further matters to be discussed, the meeting was closed. The minutes of the Meeting were drafted, read and approved by all attended Directors.

São Paulo, SP, March 20, 2020.

Rubens Barletta       Eraldo Soares Peçanha        Luiz Augusto Marques Paes

SUZANO S.A.

Publicly Held Company

CNPJ/ME No. 16.404.287/0001-55

NIRE 29.300.016.331

ANNEX I

FISCAL COUNCIL REPORT

The Fiscal Council of Suzano S.A., pursuant to its legal duties, specifically article 163, item III of Law No. 6,404, of December 15, 1976, as amended (“Brazilian Corporations Law”), in a meeting held on the date hereof, examined the management proposal to be submitted to the Extraordinary General Shareholders’ Meeting to be held cumulatively with its Annual General Meeting on April 24, 2020 in its head office, regarding the merger of Suzano Participações do Brasil Ltda., a limited liability company, with head office at Rua Prudente de Moraes, 4006, Sala Suzano Participações, Vila Santana, in the City of Suzano, State of São Paulo, CEP 08.613-900, enrolled with CNPJ/ME under No. 23.601.424/0001-07, with its organizational documents duly registered before the Board of Trade of the State of São Paulo under NIRE 3522953767-6 (“S.Participações”) into the Company (“Merger”). In connection with such proposal, the Fiscal Council also examined (i) the Protocol and Justification, and its attachments, to be entered into between the Company and S. Participações with all the terms and conditions for the Merger (“Protocol and Justification”), and (ii) the Appraisal Report which determined that the amount of the net assets of S. Participações to be transferred to Suzano, according to the balance sheet on the base date of December 31, 2019 is of eight hundred and one million, three hundred and fifty-three thousand, nine hundred and ninety-two reais and sixty-nine cents (BRL 801,353,992.69). Considering the documents analyzed, the members of the Fiscal Council, unanimously, stated that they consider these documents appropriate to this type of transaction and that they meet the legal requirements related to the matter, as well as that the Merger proposed meets the interests of the Company, by means of which they recommend its approval, pursuant to the Protocol and Justification, without reservations, by the Extraordinary Shareholders Meeting to be held for this purpose, pursuant to the Brazilian Corporations Law.

São Paulo, SP, March 20, 2020.

Rubens Barletta    Eraldo Soares Peçanha       Luiz Augusto Marques Paes

SUZANO S.A.

Publicly Held Company

CNPJ/ME No. 16.404.287/0001-55

NIRE 29.300.016.331

MINUTES OF THE FISCAL COUNCIL MEETING

(“Meeting”)

7.                   Date, Time and Place: The Audit Committee of Suzano S.A. (“Company”) met on April 17, 2020, at 10:00 a.m., by videoconference in accordance with article 10th of its Internal Rules.

8.                   Attendance: The following Fiscal Council members of the Company attended the meeting by videoconference: Rubens Barletta, Eraldo Soares Peçanha and Luiz Augusto Marques Paes. The meeting was also attended by Mr. Arvelino Cassaro, from the Controlling Department of the Company, and Mr. Carlos Eduardo Pivoto Esteves, who acted as secretary.

9.                   Agenda: Considering the exceptional postponement of the Annual and Extraordinary General Meetings (“AEGM”) of the Company (firstly convened to be held on April 24, 2020) due to the current public health scenario resulting from the COVID-19 pandemic, as already informed by the Company to its shareholders and the market in general pursuant to the Material Fact as of April 15, 2020, the members of the Fiscal Council joined the Meeting to decide upon the following agenda: (3.1.) to appreciate the amendment to the instrument of Protocol and Justification (“Protocol and Justification”), which was approved by this Fiscal Council in its meeting of March 20, 2020 and which sets forth all terms and conditions for the merger of Suzano Participações do Brasil Ltda. (CNPJ/ME nº 23.601.424/0001-07) by the Company (“Merger”); and (3.2.) to ratify all other resolutions taken by this Fiscal Council in its meeting of March 20, 2020 that are not expressly modified by the resolution of the item 3.1. above, if approved.

10.                   Minutes in summary form: The members of the Fiscal Council unanimously approved the drawing up of these minutes in summary form, and waived the reading of the documents in the agenda as they were already aware of them.

11.                   Resolutions: After discussing the matters on the agenda, the members of the Fiscal Council unanimously and without reservations:

5.6               Opined favorably to the amendment of the Protocol and Justification in order to set forth that, in case the Merger is approved in accordance with such document, its effects will only come into force as from May 31, 2020 (or as from the last day of the corresponding month in which the necessary corporate approvals take place, provided that such approvals take place within June 2020) and not as from April 30, 2020 as set forth in the current version of the Protocol and Justification. Following, considering that such amendment represents a mere timing amendment of when the effects of the Merger will come into force, not jeopardizing, then, the material terms and conditions of the Merger provided for in the Protocol and Justification, the members of the Fiscal Council opined favorably for the approval of the Protocol and Justification, as amended, by the shareholders of the Company at the AEGM; and

5.7               Ratified all other resolutions taken by this Fiscal Council in its meeting of March 20, 2020 which were not expressly modified by the resolutions now approved, including, without limitation, the report issued by the Fiscal Council at such meeting, considering, however, the amendment of the Protocol and Justification aforementioned.

12.                   Closure: There being no further matters to be discussed, the meeting was closed. The minutes of the Meeting were drafted, read and approved by all attending members of the Fiscal Council.

São Paulo, SP, April 17, 2020.

______________________________	______________________________
Rubens Barletta	Eraldo Soares Peçanha

______________________________ Luiz Augusto Marques Paes

Attachment E - Information about the appraiser (Attachment 21 of ICVM 481)

1. List the appraisers recommended by management
PriceWaterhouseCoopers Auditores Independentes, a company headquartered at Av. Francisco Matarazzo 1400, Torre Torino, São Paulo - SP, registered with CNPJ/MF under No. 61.562.112/0001-20
2. Describe the qualification of recommended appraisers
PwC was selected for the work described here considering the wide and notable experience that this specialized company has in preparing reports and evaluations of this nature.
3. Provide a copy of the recommended evaluators’ work and compensation proposals.
See attached proposal (Attachment F)
4. Describe any relevant relationship existing in the last 3 (three) years between the recommended appraisers and parties related to the company, as defined by the accounting rules that address this matter.

On September 5, 2016, Suzano signed an agreement with PwC (together the “Parties”), aiming to hire PwC for services of audit the balance sheet and other parts of the complete financial statements (individual and consolidated) of December 31, 2017. In 2018, the Parties entered into an amendment to the contract for the extension of these same services to the 2018 financial year.

On April 24, 2018, the Parties signed an amendment to the audit agreement dated September 5, 2016 to include external audit services and revision of the financial statements and Form F-4 to be filed with the Securities Exchange Commission, regulator of the capital markets of the United States of America.

On July 26, 2018, PwC was hired by Suzano to carry out the Equity Appraisal Report of Eucalipto Holding S.A. (“Holding”), and of Fibria Celulose S.A. (“Fibria”), in the context of the operation that resulted in the combination of the shareholding bases of the latter and Suzano, being also contracted to prepare the reasonable assurance report on the Holding’s and Suzano’s pro forma. The hiring of PwC was ratified by the extraordinary shareholders’ meeting of Suzano held on September 13, 2018.

On February 26, 2019, PwC was hired by Suzano to carry out the Fibria Shareholders’ Equity Appraisal Report, in connection with the merger of the latter by the Company. The hiring of PwC was ratified by Suzano’s extraordinary general meeting held on April 1, 2019.

Attachment F - Proposal for work and compensation of the appraiser

Engagement Letter for Professional Services

Attention: Vitor Tumonis / Arvelino Cassaro

Suzano S.A.

Avenida Brigadeiro Faria Lima, 1355

São Paulo - SP

March 1st, 2020

Dear Sirs,

1. PricewaterhouseCoopers Auditores Independentes, established in the city of São Paulo, capital of the State of São Paulo, headquartered at Avenida Francisco Matarazzo, 1400, 9th, 10th and from the 13th to the 17th floors, Torre Torino, Água Branca, and enrolled in the National Corporate Taxpayers’ Register (CNPJ/MF) under No 61.562.112/0001-20, ("PwCAI"), is pleased that you have selected us to perform audit services for your Entity. The purpose of this letter is to confirm our understanding with respect to our and your responsibilities in connection with our engagement as independent accountants of Suzano Participações do Brasil Ltda. ("Entity") wholly owned subsidiary of Suzano S.A., for the year ended December 31, 2019, for the issuance of the report on the net book equity value based on the accounting records at December 31, 2019 ("report on the net book equity value"). The terms laid out in this letter will remain effective until amended, in writing, with the agreement of both parties.

2. We will issue the report on the net book equity value based on the accounting records at December 31, 2019 and its corresponding attachments, prepared in accordance with the accounting practices adopted in Brazil. Our report will be based on audit procedures applied to the Entity’s balance sheet. This audit will be conducted in order to support the report on the net book equity value of the Entity’s. Upon completion of our audit, we will provide to Suzano S.A. with our report on the net book equity value , in Portuguese and English.

3. We will discuss with you a timetable for our work, which will include a final visit after the balance sheet is delivered to us for audit. We expect to deliver a draft of our report for your review approximately one week after completion of our field work, as well as to issue our final report after receiving the management representation letter. Compliance with the above deadlines is directly related to the delivery by Entity, on a timely basis, of all documents, information and the representation letter necessary for the performance of our services.

4. Our report on the net book equity value is our conclusion about the equity value based on the accounting records, including any adjustments applied during the examination. In addition, our report may include the emphasis paragraph or a paragraph on other matters, in the circumstances also required in the audit standards.

5. We will conduct our audit in accordance with Brazilian and International Standards on Auditing issued by the Federal Accounting Council (CFC). Those standards require that we comply with ethical requirements established in the Code of Professional Ethics and Professional Standards issued by the CFC, and also that the audit be planned and performed to obtain reasonable assurance about whether the net book equity value is free of material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. The risks of not detecting a material misstatement that may result from fraud are higher than those arising from errors, since fraud may involve intentional acts of circumventing the internal controls, collusions, forgeries, omissions or false presentations and representations. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management.

6. Reasonable assurance means an increased level of assurance, but not the guarantee that an audit carried out in accordance with the Brazilian and International Standards on Auditing will always detect possible existing material misstatements. These misstatements may result from fraud or error and are considered material when, individually or as whole, they may influence, within a reasonable perspective, the economic decisions made by users based on the related financial information.

7. Due to the limitations inherent to the audit process and to the internal control structure, there is an unavoidable risk that significant errors may not be detected, even if the audit is properly planned and performed in accordance with applicable auditing standards. Our risk assessment will consider internal controls that are significant for preparing the balance sheet that is appropriate in the circumstances, but not to express an opinion on the effectiveness of such internal controls. However, we will report in writing any significant deficiencies in the internal control structure that may be relevant for the audit of the balance sheet, if identified during our audit procedures. This report is intended solely for the information and use of the Entity’s management.

8. The balance sheet to be audited is the responsibility of management. Management is responsible for the proper preparation and presentation of the balance sheet in accordance with accounting practices adopted in Brazil, and for the internal control structure required for the preparation of balance sheet free of any material misstatements, whether due to fraud or other risks. The audit of the balance sheet and the issuance of the report on the net book equity value do not relieve management of this responsibility. Management is also responsible for making available to the auditor all significant information used when preparing the balance sheet, such as accounting records, related documents and other matters, as well as additional information that may be requested from management for audit purposes, and providing unrestricted access to Entity personnel as the auditor may deem necessary to obtain audit evidence.

9. As required by audit standards, we will make specific inquiries of management and others about the representations embodied in the balance sheet and the effectiveness of internal control over transactions, records and financial reporting. Those standards also require that we obtain a representation letter from certain members of management, including the Chief Executive Officer, covering matters which are material to the report on the net book equity value. Additionally, management agrees to inform us of facts that may affect the report on the net book equity value of which it may have become aware during the period between the date of the report on the net book equity and the date on which the report on the netbook equity is published. The results of our audit tests, the responses to our inquiries and the written representations of management comprise the evidential matter upon which we intend to rely in forming our opinion on the report on the net book equity value.

10. Management has the primary responsibility for the prevention and detection of fraud and errors. In this context, an effective internal control structure reduces the possibility that fraud and errors may occur or, at a minimum, contributes to their being detected, either by management or by the independent auditor.

11. Consequently, although we cannot guarantee the detection of fraud or errors, we will plan and perform our audit to obtain reasonable assurance of detecting errors or fraud that would have a material effect on the financial statements. Audits are based on the concept of selective testing of the data underlying the financial statements. Audits are, therefore, subject to the limitation that errors, fraud and illegal acts having a direct and material impact on the balance sheet, if they exist, may not be detected. In addition, our consideration of existing control systems will not be sufficient to allow us to provide assurance regarding the reliability and effectiveness of the internal controls related to transactions, records and financial reporting.

12. Our audit, according to the audit standards, will not include a detailed audit of transactions to the extent that would be necessary to disclose errors or fraud that did not cause a material misstatement of the net book equity value. However, we will communicate to you any such matters that come to our attention. In this context, the concept of materiality is considered in relation to the financial statements taken as a whole and not in relation to an absolute or isolated effect.

13. If you intend to publish or reproduce, in printed form or electronically (e.g. on an internet website), our report on the net book equity value or otherwise make reference to PwCAI in a document that contains other information, management agrees to provide PwCAI with the draft of such document to read, review and approve before the document is distributed to third parties (regulatory agencies, stock exchanges etc.). We emphasize that our audit report must be disclosed in full, together with the complete report on the net book equity value, including attachments.

14. If you wish to include our report on the net book equity value in a securities offering document or in some other form of document, you agree that you will obtain our prior permission or consent. Likewise, no reference to PwCAI may be included in such documents without our prior consent. Any agreement to perform work in connection with these documents will be a separate engagement and subject to a separate engagement contract.

15. Regulations established by some countries include the requirement that the auditor be registered in that country if the Entity makes an Offer or filing of financial information with the report on the net book equity value. The potential consequences of the non-compliance with this requirement for timely auditor registration may be severe for both PwCAI and the Entity. The Entity agrees that our report on the net book equity value on the net book equity value, or reference to us, will not be included in an offer document in a regulatory body, or equivalent, domiciled abroad without our prior written consent. Any agreement to perform work related to an offer, including our consent, will be subject to a separate service agreement.

16. Suzano S.A. agrees to provide, on a timely basis, copy of reports, notices or orders issued by the regulatory entities to which the Entity is subject and which are, directly or indirectly, related to its balance sheet and, therefore, may be of interest to the independent auditor. Suzano S.A. also agrees, in cases not prohibited by law, to immediately inform PwCAI of the receipt of any official communication, official letter, written notice, assessment notice, court order or request ("communications" or

"notices") from the authorities requiring the presentation of information and/or clarifications about frauds or alleged frauds, or failure to comply with laws or regulations. Suzano S.A. also agrees to provide PwCAI with a copy of the statements, answers, considerations and other communications sent to such authorities in response to the communications received.

17. Our audit will be performed with the principal objective of issuing a report on the net book equity value, in connection with the merger of Suzano Participações do Brasil Ltda. into Suzano S.A., and will not be planned or performed to meet specific transaction requirements or expectations of any third party. Therefore, items of possible interest to a third party will not be specifically addressed and matters may exist that would be assessed differently by a third party, possibly in connection with a specific transaction.

18. PricewaterhouseCoopers refers to the network of member firms of PricewaterhouseCoopers, each of which is a separate and independent legal entity. PwCAI may, at its discretion, draw on the resources of and/or subcontract other PwC firms, and/or third parties (each, a "PwC Subcontractor"), within or outside Brazil, in connection with the provision of the services and/or for internal, administrative and/or regulatory compliance purposes, Each PwC Subcontractor is subject to confidentiality requirements substantially similar as those of PwCAI. Thus, you agree that PwCAI may provide information that PwCAI receives in connection with this agreement to PwC Subcontractors for such purposes. PwCAI will be solely responsible for the provision of the services (including those performed by PwC Subcontractors) and for the protection of the information provided to the PwC Subcontractors.

19. Notwithstanding the contents of the previous paragraph, in the course of providing the audit services, PwCAI may, at its discretion, draw on the resources of other entities and companies comprising the global network of PricewaterhouseCoopers ("Other PricewaterhouseCoopers Firm(s)"). However, the responsibility for the preparation and issuance of reports related to this engagement letter is and will continue to be exclusively that of PwCAl. Any professionals of Other PricewaterhouseCoopers Firm(s) involved in the rendering of the services provided for in this engagement letter will act only on behalf of PwCAl. PwCAl assumes full and exclusive responsibility for the actions of the professionals of Other PricewaterhouseCoopers Firm(s) involved in the execution of the services provided for herein.

20. Anti-money laundering laws and related provisions were enacted by Laws 9,613/98 and 12,683/12, which provide that auditors and accounting, tax, and business advisors and consultants are required to report to the Financial Transactions Control Board

(COAF) knowledge of the occurrence of circumstances described by the aforementioned laws, and regulations approved by COAF and/or other regulators of professional activities performed by PwCAI. The parties undertake to strictly comply with these laws, as well as Law 12,846/2013 ("Anti-corruption Law"). You also acknowledge that if PwCAI is required to report any circumstances under these laws, such communication will not be deemed a breach of PwCAI’s professional and/or contractual obligation to preserve client confidentiality.

21. The methodologies, tools and working papers and audit files created by us during our audit work, including electronic documents and files, are the exclusive property of PwCAI, according to the standards governing our professional activities.

22. Additionally, we inform that, to facilitate communication, we may from time to time correspond with you electronically (e-mail), which may be intercepted, corrupted, lost, destroyed, delivered late or incompletely or otherwise be adversely altered by third parties, notwithstanding our measures to protect the violation of our electronic communication systems.

23. Our fee estimates are based on the time required by the professionals assigned to the engagement. Individual hourly rates vary according to the degree of responsibility involved and experience and skill required.

24. We estimate that our fee for this audit engagement will be R$ 30,000.00, after deducting taxes, charges and other contributions that may be due on the services contracted, plus out-of-pocket expenses. This estimate takes into account the agreed-upon level of preparation and assistance from Entity personnel; we will advise management should this not be provided or should any other circumstances arise which may cause actual time to exceed the estimate.

25. Our fee will be billed in one installments falling due on April 1st, 2020. Invoices rendered are due and payable upon receipt.

26. Our fee take the following into consideration:

(a) Support from Entity personnel for prior preparation of analyses (requests for analyses) and account reconciliations, which are necessary for the monthly closing of accounts and to prepare the financial statements, and critical for the audit, as well as the identification and separation of documents on file, and the supply of information in response to our inquiries.

We emphasize that the correct and full completion of requests for analyses (to be prepared in advance of our visits) on a timely basis is critical for the assignment to be completed efficiently and within the proposed budgeted hours. Our process of requesting our clients to prepare these analyses and schedules is actually advantageous and cost-effective to the client, since our time is exclusively dedicated to the review of information and data relating to the accounts, rather than their compilation.

(b) Fees for additional consultations involving our specialized departments or services will be chargedseparately, and the fees will be discussed with and approved by you prior to the issuance of the related invoices.

(c) Reimbursement for expenses, such as transportation (air or land), lodging, meals, telephone calls, mileage, etc., will be billed to you at cost through separate periodic debit notes.

(d) The fees shall be subject to revision by the parties whenever there is a contractual imbalance because of changes in the economic and financial environment of the country, or also in the event of an increase in the scope of the contracted services, and will be formalized in writing through an addendum executed by both parties.

(e) Our fees do not include certain taxes, charges and other contributions on fees for services, as required by legislation as of the billing date. Such taxes, charges and contributions will be added to each of the installments to be billed.

27. Suzano S.A. will make the payment by the maturity date. In the event of late payment, Suzano S.A., by law, will be considered to be in default, and the outstanding balance will accrue a fine of 2% plus interest on arrears of 1% per month plus inflation indexation on a pro rata die basis, based on the General Market Price Index (IGP-M) published by the Getúlio Vargas Foundation (FGV). At PwCAI’s discretion, and without prejudice to the possibility of termination of the engagement, PwCAI may interrupt the provision of services until the payment is settled, upon express communication to the Suzano S.A. Such situation will not give rise to any basis for a claim by the Suzano S.A. for delays in meeting agreed dates for the contracted services, which will be extended for the same number of days as payment is delayed.

28. Any additional services that you may request and that we agree to provide will be the subject of separate written arrangements.

29. It is our desire to provide you at all times with a high quality service to meet your needs. If, at any time, you would like to discuss with us how our services could be improved or if you are dissatisfied with any aspect of our services, please raise the matter immediately with the partner responsible for that aspect of our services to you. If, for any reason, you would prefer to discuss these matters with someone other than that partner, please contact Washington Cavalcanti, audit leader (phone 11 3674 2000). In this way, we are able to ensure that your concerns are dealt with carefully and promptly.

30. Please note that PwCAI maintains a client satisfaction monitoring program, which includes interviews and written surveys of selected clients each year.

31. The contract formed by this engagement letter, when accepted by you, will be governed by and construed in accordance with the laws of the Federative Republic of Brazil and it is hereby irrevocably agreed and accepted that the courts of São Paulo shall have exclusive jurisdiction to settle any claim, difference or dispute, including, without limitation, claims for setoff or counterclaims which may arise out of or in an inappropriate forum or that such courts do not have jurisdiction.

32. This proposal letter is being issued in the Portuguese and English languages. In the event of conflict between the two versions, the text in Portuguese shall always prevail.

33. Please acknowledge receipt of this letter and your agreement to the terms of our engagement as set out herein by signing the enclosed copy of the letter in the space provided and returning it to us. If your "in agreement" cannot be provided in the next 30 days, we reserve the right to review the terms, provisions and other conditions described herein.

34. If you require any further information or wish to discuss the terms of our engagement further before replying, please do not hesitate to contact us.

Yours faithfully,

PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5

Daniel Vinícius Fumo

Contador CRC 1SP256197/O-9

In agreement:

Suzano S.A.

Date: